Form 20-F
period 2002-12-31
AVECIA GROUP PLC
filed 2003-05-02
CIK 1102027

As filed with the Securities and Exchange Commission on May 2, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE FINANCIAL PERIOD ENDED DECEMBER 31, 2002

Commission file number 333-11268

AVECIA GROUP plc
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)
P.O. Box 42
Hexagon House
Blackley, Manchester
M9 8ZS
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Name of each exchange
Title of each class	on which registered
11% Senior Notes due 2009 16% Pay-in-Kind Preference Shares due 2010	Luxembourg Stock Exchange None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of £1.00 each 329,100,001 (as at December 31, 2002)
Preference shares of $1.00 each 2,221,621 (as at December 31, 2002)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

Registered number: 3768265

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Registered number: 3768265	1

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Introduction

Avecia Group plc, formerly known as Zeneca Specialties, is the successor company to the specialty chemicals business of AstraZeneca plc. See Item 4 ‘Information on the company’ for a description of the acquisition transaction.

In this report references to the ‘company’, ‘we’, ‘us’, ‘Avecia’, ‘Avecia Group’ or the ‘group’ are to Avecia Group plc, either alone or together with its consolidated subsidiaries, as the context requires. Avecia Group plc is a wholly owned subsidiary of Avecia Holdings plc.

Cautionary statement regarding forward-looking statements

In order to utilize the ‘Safe Harbour’ provisions of the United States Private Securities Litigation Reform Act of 1995, Avecia is providing the following cautionary statement. This 2002 Form 20-F contains certain forward-looking statements with respect to the financial condition, results of operations and business of Avecia and certain of the plans and objectives of Avecia with respect to these items. In particular, certain statements contained in the 2002 Form 20-F, including the statements in ‘Item 4 Information on the company’ with regard to strategic vision, management objectives, estimated filing and launch dates for products in development, patent protection, trends in market shares, trends in competitive position and product volumes and environmental obligations, the statements in ‘Item 5 Operating and financial review and prospects’ with regard to trends in results of operations, margins, overall market trends, debt levels, risk management, market risk and exchange rates, the statements in ‘Item 8 Financial information’ with regard to the likely outcome and financial impact on Avecia of litigation and other proceedings and the statements in ‘Item 11 Quantitative and qualitative disclosures about market risk’ with regard to risk management, market risk and exchange rates are forward-looking in nature. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors are highlighted below:

•	Avecia’s high degree of leverage and significant debt service obligations as well as future cash flow and earnings;

•	Avecia’s sales growth across its principal businesses, its strategy for improving margins, and increasing manufacturing capacity and capability.

•	the failure of market conditions in the major industry sectors and regions in which Avecia operates;

•
the failure of products to perform as anticipated, including the successful development of the market for DNA Medicines and the continued development of an outsourcing market in pharmaceutical intermediates;

•	the highly competitive nature of diverse specialty chemical markets and competition from generic manufacturers;

•	Avecia’s technological and manufacturing assets and the ability to utilize them to further increase sales and the profitability of the businesses;

•	Avecia’s ability to retain existing and obtain new customers;

•	Avecia’s ability to generate future growth through acquisitions;

•	risks related to environmental costs, liabilities or claims;

•	Avecia’s strategy to gain market share in the pharmaceutical intermediates outsourcing market;

•	Avecia’s strategy to improve the sales mix in the businesses;

•	exchange rate fluctuations;

•	the risk that research and development will not yield new products that achieve commercial success;

•	price controls and price reductions;

•	risk of loss or expiration of patents or trademarks;

Registered number: 3768265	2

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

•	difficulties of obtaining and maintaining regulatory approvals for products and operations; and

•	risk of substantial product liability or other claims.

Avecia and its management undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Registered number: 3768265	3

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Part I

Item 1 Identity of directors, senior management and advisors

Not applicable.

Item 2 Offer statistics and expected timetable

Not applicable.

Item 3 Key information

Selected financial data

Avecia Group plc acquired the shares and assets comprising the business of Zeneca Specialties on June 30, 1999. Accordingly, the selected historical combined financial information through the period ended June 30, 1999 (prior to the date of the acquisition) represents Zeneca Specialties’ historical financials. After June 30, 1999 the selected historical consolidated financial information represents the financial results of Avecia Group plc subsequent to the date of the acquisition. The acquisition of Zeneca Specialties was accounted for as a purchase and, accordingly, the assets and liabilities of Avecia Group plc (successor to Zeneca Specialties) were recorded at their fair values at that date. The fair value exercise resulted in a net reduction in the carrying value of the acquired net assets of Zeneca Specialties. As a result of the transaction the consolidated financial statements for the periods after the acquisition are presented on a different cost basis to that of the combined financial statements for the period before acquisition and, therefore, are not comparable.

The selected historical consolidated financial information presented below as at December 31, 2002, 2001, 2000 and 1999 and for the financial years ended December 31, 2002, 2001 and 2000 and the 6 month financial period ended December 31, 1999, has been derived from the audited historical consolidated financial statements of Avecia Group plc. The selected historical combined financial information presented below as at June 30, 1999 and December 31, 1998 and for the 6 month financial period ended June 30, 1999 and the financial year ended December 31, 1998 have been derived from the audited historical combined financial statements of Zeneca Specialties.

Avecia Group plc and Zeneca Specialties prepare financial statements in accordance with UK GAAP, which differs in certain significant respects from US GAAP. A description of the significant differences between UK and US GAAP applicable to Avecia and Zeneca Specialties and a reconciliation of profit after taxation (or net income) and equity shareholders’ funds (or net assets) are included within note 34 to the financial statements. Additional disclosures required by US GAAP are set out in the financial statements.

Registered number: 3768265	4

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

	Avecia Group plc Consolidated (a)					Zeneca Specialties Combined

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Proforma Year Ended December 31,	6 months ended December 31,	6 months ended June 30,	Year ended December 31,
	2002	2001 (d)	2000	1999	1999	1999	1998

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Profit and loss account information
Amounts in accordance with UK GAAP
• Turnover from continuing operations	575.7	590.1	564.6	539.7	284.8	254.9	519.7
• Turnover from discontinued operations (b)	—	213.5	225.0	210.7	107.8	102.9	203.2
• Total group turnover	575.7	803.6	789.6	750.4	392.6	357.8	722.9
• Operating profit / (loss) from continuing operations	(16.8)	19.6	42.7	49.9	23.1	26.8	69.0
• Operating profit from discontinued operations (b)	—	28.8	32.1	28.3	14.5	13.8	24.3
• Total group operating profit / (loss)	(16.8)	48.4	74.8	78.2	37.6	40.6	93.3
• (Loss)/profit after taxation (c)	(42.6)	(38.3)	(35.5)	30.5	0.6	29.9	28.8
• (Loss)/profit after taxation and minority interest	(42.6)	(38.3)	(35.5)	30.4	0.5	29.9	28.8

Amounts in accordance with US GAAP
• Turnover from continuing operations	576.9	599.8	551.5	539.7	284.8	254.9	519.7
• Turnover from discontinued operations (b)	—	213.5	225.0	210.7	107.8	102.9	203.2
• Total group turnover	576.9	813.3	776.5	750.4	392.6	357.8	722.9
• Operating profit/(loss) from continuing operations	9.3	9.8	18.2	(1.1)	(22.4)	21.3	61.4
• Operating profit/(loss) from discontinued operations (b)	—	28.1	31.6	18.2	6.5	11.7	23.7
• Total group operating profit	9.3	37.9	49.8	17.1	(15.9)	33.0	85.1
• (Loss)/profit after taxation	(20.4)	(53.8)	(54.4)	(21.4)	(45.3)	23.9	21.7
• (Loss)/profit after taxation and minority interest	(20.4)	(53.8)	(54.4)	(21.5)	(45.4)	23.9	21.7
• (Loss)/profit after taxation and minority interest had SFAS No. 142 been adopted	(20.4)	(12.0)	(13.0)	(1.6)	(25.5)	23.9	21.7

Registered number: 3768265	5

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

	Avecia Group plc Consolidated (a)					Zeneca Specialties Combined

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Proforma year ended December 31,	6 months ended December 31,	6 months ended June 30,	Year ended December 31,
	2002	2001 (d)	2000	1999	1999	1999	1998

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Other financial information
Amounts in accordance with UK GAAP
• Depreciation amortization and impairment	102.8	89.1	79.1	58.6	37.8	20.8	28.6
• Expenditure on tangible and intangible fixed assets and fixed asset investments	46.0	61.2	60.3	61.5	28.7	32.8	58.6
• Amounts in accordance with US GAAP
• Depreciation, amortization and impairment	124.3	97.2	85.5	67.2	43.2	24.0	35.0
• Expenditure on tangible and intangible fixed assets and fixed asset investments	46.0	61.2	60.3	61.5	28.7	32.8	58.6

Registered number: 3768265	6

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

	Avecia Group plc Consolidated (a)					Zeneca Specialties Combined

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Proforma Year Ended December 31,	6 months ended December 31,	6 months ended June 30,	Year ended December 31,
	2002	2001 (d)	2000	1999	1999	1999	1998

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Balance Sheet information (at end of period)

Amounts in accordance with UK GAAP
• Working capital	110.8	154.7	156.3	—	189.1	168.7	140.9
• Total assets	925.8	1,250.8	1,338.3	—	1,314.8	611.7	564.0
• Net assets	219.8	273.5	314.8	—	346.1	493.9	401.0
• Ordinary Share Capital	329.1	329.1	329.1	—	329.1	—	—
• Number of Ordinary Shares outstanding (million)	70.9	70.9	70.9	—	70.9	—	—

Amounts in accordance with US GAAP
• Working capital	77.9	114.4	120.7	—	189.1	168.7	140.9
• Total assets	1,026.3	1,359.2	1,461.0	—	1,457.4	774.6	719.5
• Net assets	251.9	315.6	373.7	—	445.7	619.0	532.1
• Ordinary Share Capital	329.1	329.1	329.1	—	329.1	—	—
• Number of Ordinary Shares outstanding (million)	70.9	70.9	70.9	—	70.9	—	—

Cash flow data

Amounts in accordance with UK GAAP
• Net cash inflow from operating activities	107.8	120.5	147.2	133.6	109.6	24.0	98.1
• Net cash (outflow) from investing activities	196.2	(31.0)	(100.8)	(1,156.7)	(1,149.9)	(6.8)	(56.8)
• Net cash inflow/ (outflow) from financing	(201.2)	(20.3)	(12.5)	1,155.2	1,130.6	24.6	(0.1)

Amounts in accordance with US GAAP
• Net cash provided by operating activities	9.2	42.4	66.1	113.9	88.0	25.9	100.7
• Net cash (used in) investing activities	196.2	(31.0)	(100.8)	(1,156.7)	(1,149.9)	(6.8)	(56.8)
• Net cash provided by/ (used in) financing activities	(201.2)	(20.3)	(12.5)	1,155.2	1,130.6	24.6	(0.1)

Registered number: 3768265	7

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

(a)
As discussed in note 1 to the consolidated financial statements, Avecia Group plc acquired Zeneca Specialties on June 30, 1999 in a business combination accounted for as a purchase. As a result of this transaction the consolidated financial statements for the period after the acquisition are presented on a different cost basis than that of the combined financial statements for the periods before acquisition and, therefore, are not comparable.

(b)	Discontinued activities comprise the Stahl business which was sold on January 16, 2002. This is discussed further in ‘Item 5 Operating and financial review and prospects’.

(c)
Financial Reporting Standard 19 – ‘Deferred Tax’ was adopted for the year ended December 31, 2001. Financial information for years prior to 2001, has not been retrospectively restated as this change in accounting policy has not had a material impact on the financial statements.

(d)	The US GAAP financial information for the year ended December 31, 2001 has been adjusted in respect of deferred taxation and SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’.

Exchange rate data

The financial statements of Avecia included in this annual report are presented in pounds sterling. In this document, references to ‘US $’, ‘US dollars’ or ‘$’ are United States dollars, and references to ‘pounds sterling’, ‘£‘, ‘pence’ or ‘p’ are UK currency.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York expressed in US dollars per £1.00.

The average rate means the average of the exchange rates on the last day of each month during a year.

	Exchange rates
Financial period ended	Rate at year end	Highest rate	Lowest rate	Average rate
1998	1.66	1.72	1.61	1.66
1999	1.62	1.68	1.55	1.62
2000	1.50	1.65	1.40	1.52
2001	1.45	1.50	1.37	1.44
2002	1.61	1.61	1.41	1.51

Month ended		Highest rate	Lowest rate
October 2002		1.57	1.54
November 2002		1.59	1.54
December 2002		1.61	1.56
January 2003		1.65	1.60
February 2003		1.65	1.57
March 2003		1.61	1.56

On April 23, 2003 the Noon Buying Rate was $1.58 per pound.

Risk factors

Financing — Failure to abide by the terms of our senior secured credit facility could lead to additional financing costs or withdrawal of the facility.

Under the terms of our senior secured credit facility we are required to ensure that our financial performance stays in compliance with specified pre-agreed financial ratio limits, and we are prohibited from carrying out certain types of finance transactions. Failure to keep our performance within these ratios or meet other terms of the facility, and subsequent failure to rectify such a breach could lead to additional financing charges in the form of penalties or interest, or withdrawal of part of the facilities, or at worst withdrawal of all the facilities, and a demand for immediate repayment of amounts outstanding. In this event we would be unable to assure the ongoing operation of our business and meet our other financial commitments.

Registered number: 3768265	8

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Customer concentration — Our profitability will be hindered if we are unable to continue to generate repeat business.

Many of our products are sold to a small number of large industrial and pharmaceutical enterprises. Some of these customers, particularly in Electronic Materials and Fine Chemicals, are not bound by long-term contracts. As a result, we cannot assure you that we will continue to generate repeat business for such products. In Electronic Materials in particular, over 80% of our sales are made to the four leading printer manufacturers. Any significant adverse variation in our relationship and/or sales to any one of these customers would have a material adverse effect on our results of operations and on our stated strategy of growing the business and increasing our profitability. In Fine Chemicals, our current growth has been supported by a small number of contracts. Continued and future growth will depend on our ability to maintain these contracts with existing customers and to obtain new contracts with existing and new clients.

Quality — We may lose business or be exposed to customers’ claims if we do not make product to specification or adhere to agreed processes.

Many of our Fine Chemicals products are made to the customers technical specifications. Failure to make to these specifications could lead to customers terminating their manufacturing and supply agreements with us, and potentially making claims against us for damages caused. In addition some of these products are made following rigorous pre-defined processes, which may be subject to audit by customers or registration authorities. Failure to meet the prescribed quality standards could lead to termination of our manufacture of these products with consequent loss of revenues.

Performance — We may be unable to produce products in a timely fashion. This could result in the loss of important contracts, damage our relationship with our clients, and adversely impact our sales, profitability, cash flow and margins.

Our Fine Chemicals business depends on our ability to develop manufacturing processes and products which meet customers’ specifications and to deliver them in a timely fashion. These products involve complex chemical processes and may require us to expand or modify our manufacturing capabilities. It is not always possible to meet clients’ demands. If we fail to meet their demands, we may be liable for liquidated damages and other penalties, unless customers choose to waive these contractual provisions. We cannot assure you that we will not become subject to such penalties.

Business strategy — The areas we have selected for growth may not prove successful in which case our financial performance and results of operations would be adversely impacted.

We have made investments in research and development as well as in strategic alliances and acquisitions based on current trends in the industries in which we operate. If some of these trends were to change or if some of our strategic alliances prove unsuccessful, there could be a material adverse effect on our business, results of operations, financial condition or prospects. For example, we anticipate continued outsourcing in pharmaceutical intermediates, a continued development of, and demand for, DNA and microbial medicines, growth in new Electronic Materials markets including inkjet printing, electrophotography and flat panel displays, growth in demand for water-based resins, and growth in biocide products for personal hygiene and home consumables. Consequently, we have made significant investments in research, development and technology processes, and manufacturing capability. See Item 4 – Information on the company.

Liability — We may be liable for damages based on product liability or other claims.

Because many of our products provide critical performance attributes to our customers’ products, the sale of these products involves the risk of product liability claims. A successful product liability claim or series of claims against us in excess of our insurance coverage for payments for which we are not otherwise indemnified could have a material adverse effect on our financial condition and results of operations.

In addition, we are involved from time to time in various other claims and law suits incidental to the ordinary course of the business, such as contract disputes, personal injury claims and workers’ compensation claims. Although we believe our insurance coverage is adequate, we could, however, be required to pay a material amount if a claim is made against us that is not covered by insurance or for which we are not otherwise indemnified. Any such claim could have a material adverse effect on our financial condition or results of operations.

Registered number: 3768265	9

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Technological innovation — Our profitability and cash flow could be hampered if we fail to keep up with the technological innovation in the speciality chemicals business. This could adversely impact our sales, profitability, cash flow and margins.

All of our businesses experience periodic technological change and ongoing product improvements and obsolescence of existing products. Manufacturers periodically introduce new generations of products or require new technological capacity to develop customized products. Our future growth will depend on our continued ability to gauge the direction of the commercial and technological progress in all key markets and upon our ability to successfully develop, manufacture and market products in such changing markets. We will have to continue to identify, develop and market innovative products on a timely basis to replace existing products in order to maintain our profit margins and our competitive position.

In Electronic Materials, for example, our future growth will depend in large part on our ability to successfully produce and commercialize the next generation of ink jet printing materials. Also, our growth in this business will depend on our successful development of Displays products, based on organic light emitting materials technology and Electrophotography products, both of which are new markets.

Our future growth will depend on our ability to meet the technological and production requirements involved in producing large quantities of high-purity chemicals and complex chemical intermediates. We intend to devote significant resources to the development of new technologically advanced products and manufacturing processes and intend to continue to devote a substantial amount of spending to the research, development and technology process functions of our businesses. However, we cannot assure you that we will be successful in developing new products and/or technology or that such products will be accepted by our customers. If we fail to keep pace with the evolving technological innovations in our markets, then our sales, profitability and cash flow will suffer.

Environmental regulation — We are exposed to the risk that our business could be adversely and materially affected by environmental compliance expenditures.

The specialty chemicals business is highly regulated in many countries. A number of increasingly stringent regulations govern the manufacturing processes used, and our waste and emissions disposal treatment in all of the jurisdictions in which we do business will continue to require material ongoing costs.

Some of our manufacturing sites have an extended history of industrial chemical processes, including historical waste disposal on site. Soil, groundwater, surface water and sedimentary contamination has occurred in the past at some of our sites, including our major US site at Mount Pleasant, Tennessee, and might occur or be discovered at other sites in the future. There is extensive contamination at Mount Pleasant that will require significant remediation expenditures for the foreseeable future. As part of the acquisition of Zeneca Specialties we entered into an Environmental Deed agreement with AstraZeneca. Under the Environmental Deed, AstraZeneca has agreed, among other things, to assume all liabilities relating to or arising out of any existing contamination at waste burial sites at Mount Pleasant. There is no time limit for claims arising from this matter, but AstraZeneca’s liability under the Environmental Deed is limited with respect to certain claims by a cap of £325 million. £65 million of this cap was assigned to the purchaser of the Stahl business in connection with the disposal which is described in note 32. In October 1998, the Zeneca Group entered into a Consent Decree with the US Environmental Protection Agency to settle claims arising out of a 1994 EPA inspection of our Mount Pleasant site and paid a penalty of $3.5 million. We also have full or partial responsibility for some other facilities in the United States and in other jurisdictions, with remediation at these facilities being in various stages of investigation, planning, implementation or completion. Management believes that the reserves it has established will be adequate to meet our currently known and anticipated potential environmental liabilities and claims against us.

Although we expect that the indemnities given by AstraZeneca will cover our potential material liabilities, we may be exposed to liability, and our financial results may be adversely affected, to the extent that:

(a)
AstraZeneca does not fulfill its obligations under its indemnities and AstraZeneca does not fulfil its obligations under its guarantees with respect to environmental liabilities relating to our operations and facilities;

Registered number: 3768265	10

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

(b)
any unidentified environmental liabilities relating to other operations and facilities exceed AstraZeneca’s partial indemnity, or AstraZeneca does not fulfil its obligations under the partial indemnity;

(c)	our identified environmental liabilities exceed the amounts that we have reserved with respect to them; and

(d)	other contingent liabilities related to our sites arise.

Currency fluctuations — We are exposed to the risk of currency fluctuations in many countries which may adversely impact our turnover and operating margins.

Our operations are conducted through subsidiaries in 18 countries. The results of the operations and the financial position of these subsidiaries are reported in the relevant foreign currencies or the appropriate functional currency and then translated into pounds sterling at the applicable exchange rates for inclusion in our combined financial statements. The exchange rates between these currencies and the pound sterling in recent years have in the past and may in the future fluctuate substantially. Because we generate a significant percentage of our revenues and a substantially lower percentage of our operating expenses in currencies other than the pound sterling, fluctuations in the value of the pound sterling against other currencies have had in the past, and may have in the future, a material effect on our turnover and operating margins.

In addition, because our financial statements are stated in pounds sterling, the translation effect of such fluctuations have had in the past, and may have in the future, a material effect on our results of operations and financial position and may significantly affect the comparability of our results between financial periods.

Proprietary technologies — We may not be able to adequately protect our intellectual proprietary rights.

Proprietary rights are important to our success and our competitive position. We establish and protect the proprietary rights and technologies used in our products and processes by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and invention assignment agreements.

The expiration of a patent can result in intense competition, particularly from generic producers, with consequent erosion of profit margins.

Our actions to protect our proprietary rights may be insufficient to prevent others from developing similar products to ours. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the European Union and the United States.

Competitive product markets and new generic product competitors — We may face price pressure in the markets we operate in which would reduce our turnover and operating margins.

The markets for some of our products are highly competitive. We are exposed to the competitive characteristics of several different geographic markets and industries. In addition, we believe that rapid identification of new product applications and the ability to supply commercial quantities of products that enable such applications are important competitive factors. Some of our competitors have greater financial, technical and marketing resources than we do. As the markets for our products expand, we expect that additional competition will emerge and that existing competitors may commit more resources to the markets in which we participate. In a few cases, as the patent protection for our products has expired, new generic competitors entered the market and generic competition resulted in lower prices for those products. We cannot assure you that we will be able to compete effectively in these various areas in the future. See Item 4 Information on the company.

Our principal competitors vary from business to business and range from large international companies such as BASF, Bayer, Ciba, Clariant, Lonza, and Rohm & Haas to a large number of smaller regional companies of varying sizes.

Litigation — We may be exposed to litigation based on intellectual property infringements which could adversely affect our profitability.

In the past we have received communications asserting that our products or their applications infringe on a third party’s proprietary rights. Currently, there is no pending litigation against us regarding any intellectual property claim but we cannot assure that there will not be future claims. Such claims, with or without merit, could subject us to costly litigation and divert our technical and management personnel from their regular responsibilities. Furthermore, successful claims could suspend the manufacture of products using the contested invention, and have a material adverse effect on our business, financial condition and results of operations.

Registered number: 3768265	11

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

International operations — As a global business, we are exposed to local business risks in several different countries which could have a material adverse effect on our financial condition or results of operations.

We manufacture and distribute our products in many countries around the world. We are confronted with different legal and regulatory requirements in many jurisdictions. These include:

•	tariffs and trade barriers;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries; and

•	different regimes controlling the protection of our intellectual property.

Our international operations also expose us to different local business risks and challenges. For example:

•	we are faced with potential difficulties in staffing and managing local operations; and

•	we have to design local solutions to manage credit risks of local customers and distributors.

Our expansion in emerging markets requires us to respond to rapid changes in market conditions in these countries. Therefore, our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We cannot assure you that we will continue to succeed in developing and implementing policies and strategies that are effective in each location where we do business.

Several countries in which we operate have sophisticated tax regimes. Our operations and the significant reorganizations of our business that have taken place in recent years have added to the complexity of our tax affairs.

In addition, some of our major subsidiaries have not been subject to a tax audit for a number of years. As a result, changes in tax regulations, policy or enforcement in different countries could adversely affect our overall financial condition.

Item 4 Information on the company

History and development of the company

Avecia Group plc, a wholly owned subsidiary of Avecia Holdings plc, is a group of focused specialty chemicals businesses. We develop, manufacture and sell high quality, technologically advanced, value-added chemical products to customers in a wide range of industries, and provide process development and manufacturing services to healthcare customers.

Avecia Group plc was incorporated as Iliad on May 6, 1999 and was re-registered as a public limited company, changing its name to ZSC Specialty Chemicals PLC on June 4, 1999 and finally to Avecia Group plc on July 1, 1999. On June 30, 1999, Avecia Group plc acquired the specialty chemicals business of AstraZeneca plc, formerly known as Zeneca Specialties, and became the successor business to the Zeneca Specialties business.

The company is domiciled in the United Kingdom and its registered office is:

Hexagon House
Blackley
Manchester M9 8ZS
United Kingdom
Telephone (00 44) 161 740 1460

Registered number: 3768265	12

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

From December 31, 1999 to December 31, 2002 the company has continued to operate its business within the same major business segments and end markets except for the disposal of the Stahl segment in 2002. We made two significant acquisitions during 2000 and in January 2002 we sold our Stahl business for €378.7m as described in Item 5 – Operating and Financial Review and Prospects. These are discussed in full in the business overviews below.

Cash flows in respect of capital expenditures and disposals for the last three calendar years are as follows:

	Avecia Group plc Consolidated

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

	£ million	£ million	£ million

Purchase of tangible fixed assets	(42.9)	(59.9)	(59.2)
Purchase of intangible fixed assets	(0.3)	(2.7)	(5.0)
Sales of trade investments	—	—	—
Sales of plant and machinery	0.1	0.5	—
Sale of Novacote business	—	33.2	—
Sale of Stahl business (net)	201.4	—	—

In January 2002 we completed the disposal of the Stahl business to Luxembourg 101 SA and its affiliates. The gross proceeds arising on the transaction were €378.7m (£234.9m), of which €346.8m (£215.1m) was received as cash in January 2002, with the remainder received in January 2003. The sale of the Stahl business resulted in the repayment of £187.3 million of term debt in 2002, as required by the bank facilities agreement.

In 2003, we have budgeted that the purchase of tangible fixed assets will increase by some £25m, mainly due to the completion of a project to expand the manufacturing capabilities of our Fine chemicals Biologics business, in the United Kingdom. The total expenditure will be funded from internal cash resources.

Business overview

Avecia is a global group of focused specialty chemicals businesses. We provide a comprehensive range of process development and manufacturing services to a high standard of quality assurance, and we develop, manufacture and sell high quality, technologically advanced, value-added chemical products to customers in a wide range of industries.

Avecia operates through four main business segments and 13 strategic business units. Its businesses are linked by core competencies in organic chemistry, polymer and biological science and process technology. These businesses are supported by a network of 14 manufacturing facilities located in 6 countries.

Registered number: 3768265	13

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

The following table sets forth Avecia’s principal businesses and end markets:

Business	Strategic Business Units	Principal applications and end markets
(1) Fine Chemicals	• Pharmaceutical intermediates	Complex custom chemical intermediates, and active ingredients for pharmaceutical and agrochemical products and for DNA and Biologics medicines. Monomer stabilizers.
• Biotechnology
• Agrochemical intermediates
• Intermediates and stabilizers

(2) Electronic Materials	• Ink jet printing materials	Color and black dyes and pigment based inks for ink jet printers, consumables for photocopiers and laser printers. Organic light emitting polymers for flat panel displays.
• Electrophotography
• Displays
• Image Polymers

(3) Specialty Products	• Pool and spa	Chemical sanitizers for pools and spas. Preservatives, fungicides and disinfectants for industrial and consumer products. Intermediate and specialty chemicals for a range of industries including copper extraction, paints, and plastic.
• Pool and spa
• Protection and hygiene
• Additives Metal extraction products

(4) NeoResins		Waterborne resins used as binders and additives in the paint, coating, adhesive and printing ink industries.

The Novacote segment of the Stahl business was disposed of in July 2001. The remainder of the Stahl business was disposed of in January 2002. The Stahl business comprised Leather finishes, Colors and tanning products, Permuthane, Novacote and Industrial colorants and supplied leather finishes and coatings, dyestuffs, syntans and oils, coatings and finishes for textiles, synthetic leathers and automotive interiors, specialty adhesives and coatings.

The table below sets out turnover information for each of the business segments and for each of the geographic regions by origin.

	Avecia Group plc Consolidated

	Year ended	Year ended	Year ended
	December	December 31,	December 31,
	2002	2001	2000

	£ million	£ million	£ million
Total sales to third parties
Business Segment
Fine Chemicals	175.8	193.0	138.3
Electronic Materials	63.8	67.5	79.9
Specialty Products	158.5	159.1	164.9
Neoresins	167.1	158.6	165.9
Other	10.5	11.9	15.6

Continuing Operations	575.7	590.1	564.6
Stahl (Discontinued)	—	213.5	225.0

	575.7	803.6	789.6

Registered number: 3768265	14

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

	Avecia Group plc Consolidated

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

	£ million	£ million	£ million
Total sales to third parties
Geographic Region
UK	164.0	200.9	171.9
Continental Europe	122.9	211.3	223.4
The Americas	241.9	294.1	291.0
Asia, Africa and Australasia	46.9	97.3	103.3

	575.7	803.6	789.6

(1)	Fine Chemicals

Through its Pharmaceutical and Biotechnology business units Fine Chemicals provides a comprehensive range of process development and manufacturing services to a high standard of quality assurance (for example cGMP), making a core contribution to the clinical development, speed to market, and commercialization of its customers new medicines.

The Agrochemicals Intermediates and Intermediates and Stabilizers business units provide chemical intermediates used to manufacture industrial and crop treatment products. An intermediate is a chemical entity which, when combined with other chemicals, produces a different chemical entity or form. Although Fine Chemicals does not invent these new molecules, it provides proprietary expertise in process development and manufacturing for pharmaceutical, biotechnology and agrochemical companies. Fine Chemicals also has strengths in the supply of chemicals into applications, where the product provides a specific desired effect.

Acquisitions

On August 3, 1999, Avecia acquired Boston BioSystems Inc., a United States based DNA-medicines manufacturing business for US $6 million in cash. Based in Bedford, Massachusetts, Boston BioSystems is a manufacturer of oligonucleotides for clinical development and therapeutics. The assets acquired include fully equipped “clean rooms” for the development and manufacture of DNA-medicines.

Avecia acquired the Canadian based company Torcan Chemical Ltd on May 29, 2000. Torcan, based in Aurora Canada, supplies pre-clinical, clinical and commercial active ingredients for major pharmaceutical and biotechnology customers around the world. Purchase consideration and costs of acquisition amounted to £27.6 million.

The acquisition of the business and assets of the specialty products division of Hybridon Inc. was successfully completed on September 21, 2000. The business assets acquired include a 36,000 sq. ft. DNA manufacturing facility in Milford Massachusetts, together with intellectual property for large-scale manufacturing, patents covering novel reagents, processes and instrumentation for the cost effective manufacture of synthetic DNA. On completion of the acquisition, the DNA operations of Boston BioSystems were relocated to Milford. By early 2001 Milford offered pilot and full scale manufacturing facilities for both DNA medicines and peptide pharmaceuticals. Purchase consideration and costs of acquisition amounted to £11.1 million.

On December 11, 2002 Avecia completed the acquisition of the fine chemicals business of Synthon Chiragenics Corporation for consideration of US$2.5m. This acquisition gives Avecia access to nearly 150 intermediates and complex chiral compounds, adding to Avecia Pharmaceuticals existing chiral technologies.

Registered number: 3768265	15

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Products and markets

The following table sets forth Fine Chemicals’ principal products and applications:

Business Sector	Products	Application
Pharmaceutical Intermediates	Complex custom chemical intermediates and active ingredients	Used in the manufacture of pharmaceutical products.

	Special drug mixtures	Nitroglycerin for treating angina and heart failure.

	Aromatic phosphines	Used in the manufacture of pharmaceutical products.

Biotechnology	DNA Medicines
	Process development services and manufacture of Oligonucleotides for clinical trails and launched products	Used by pharmaceutical and biotechnology companies in the manufacture of DNA medicines.

Biologics and Peptides
	Process development services and manufacture of biopharmaceuticals for clinical trials and licensed products	Healthcare compounds manufactured using microbial biotechnology and peptide chemistry.

Agrochemical Intermediates	Standard and custom chemical intermediates and toll manufacture	Agrochemical compounds.
Intermediates and Stabilizers	Monomer stabilizers	Acrylic acid, acrylates and vinyl monomers.

	Aromatic phosphines	Photoinitiators, catalysts ligands and fire retardants.

Pharmaceutical Intermediates

Through its Pharmaceutical business unit Fine Chemicals provides a comprehensive range of process development and manufacturing services to a high standard of quality assurance, making a core contribution to the clinical development, speed to market, and commercialization of its customers new medicines.

Currently, the majority of the business sales are derived from the production of molecules for the manufacture of two anti-HIV drugs launched in 1999, an advanced chemical intermediate for the manufacture of a launched anti-glaucoma drug and three molecules for the manufacture of a cholesterol reducing drug due for US launch in 2003, subject to regulatory approval. In addition, Fine Chemicals is currently working on many projects for pre-clinical, phase 1, phase 2, phase 3 and launched products.

The Pharmaceutical Intermediates activities are focused on the custom synthesis of complex intermediates, as part of a customer’s new drug launching process. The business has both a broad organic chemistry capability and specific technology strengths in the manufacture of ‘chiral’ compounds, hydride reductions, organometallic reagents and processes involving hazardous raw materials, such as cyanogen chloride, hydrogen fluoride and phosgene. Boosted by the Torcan acquisition, Fine Chemicals provides development and current Good Manufacturing Practice (cGMP) capability across the full drug development pipeline from early phase process invention to large scale cGMP. cGMP is the standard of procedures and controls, primarily around materials handling and segregation, required by the FDA and widely accepted as the international standard for the manufacture of advanced pharmaceutical intermediates and formulated drugs.

Registered number: 3768265	16

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Traditionally, pharmaceutical companies have produced most of their own chemical requirements including “small” molecules that are derived from traditional organic chemistry. They have customarily outsourced only simple intermediates, keeping control of the production of the more complex stages and active ingredients to ensure quality and adherence to regulatory standards. Increasingly complex manufacturing processes, pressure to bring new drugs to the market faster, and continued cost containment initiatives have made outsourcing of complex chemicals economically and operationally more attractive. At the same time, advances in biotechnology and chemical synthesis processes have presented new options in the development and manufacture of active substances. Simultaneously, external suppliers have developed technology and competence in these areas. The outsourcing market for pharmaceutical intermediates and active ingredients is estimated at $7-8 billion. This outsourcing trend has assisted Avecia in generating additional turnover in pharmaceutical intermediates.

Other specific technology-based units within the pharmaceutical intermediates sector are:

Special drug mixtures

Fine Chemicals supplies pharmaceutical-grade nitroglycerin in a number of formulations for treating angina pectoris and heart failure. Dilute nitroglycerin, which acts as a vasodilator on the heart and blood vessels, is sold under the SDM trademark. Fine Chemicals is the only nitroglycerin supplier distributing from facilities located in the United States. The extreme care required in handling nitroglycerin, together with the business’s customer services, has enabled the business to gain a significant share of the US pharmaceutical nitroglycerin market with sales to major US manufacturers of transdermal anti-angina patches.

Avecia also supplies customized drug mixtures for a range of nitroglycerin therapeutics delivery options, from tablets and ointments to intravenous preparations and transdermal patches.

Biotechnology

DNA Medicines

Oligonucleotides are used in a range of therapeutic and diagnostic applications. In particular for drugs which use an antisense mechanism. Anti-sense drugs work at the genetic level to interrupt the process by which disease-causing proteins are produced. and have the potential to be more selective and, as a result, more effective and with fewer side effects than traditional drugs. As such, they are being designed to treat a wide range of diseases including infectious, inflammatory and cardiovascular diseases and cancer. DNA medicines also have application in a range of new approaches to disease treatment such as immunotherapeutics, molecular decoys and RNAi. The business is involved in a range of projects addressing development of such drugs.

Avecia believes that its existing relationships with clients requiring clinical trial materials and its investment in assets and technology, make the business well positioned to take advantage of post-launch opportunities that may emerge in the field of DNA medicines. Avecia has recently signed a 5 year contract with Genta Inc to supply its lead compound Genasense for both clinical and commercial use, if the drug receives regulatory approval.

Biologics

Biologics provide development and manufacturing services using both microbial fermentation and mammalian cell culture.

Biologics represent proteins and similar molecules used as therapeutics, medical devices and diagnostics. Sales of medicines of this type are estimated to be over $15 billion per annum. There are currently in the region of 450 biologic compounds in clinical development, largely driven by biotechnology companies in the United States and, increasingly, in Europe. They form a growing proportion of all new drug approvals.

Registered number: 3768265	17

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

The business focus is on developing scaleable and robust manufacturing processes for biologics and works with clients throughout the drug development life-cycle. The business has a range of pilot-scale assets and the completion of a large-scale (2 x 5000 litre) microbial fermentation facility in the UK later in 2003 will provide additional capability to manufacture biologics for commercial use.

Peptides

The business has a leading position in solid phase techniques for peptide synthesis due to its manufacturing capabilities and technology, particularly in the more flexible ‘FMOC’ chemistry – a specific solid phase process. The production of peptides also requires chromatographic separation techniques to achieve high purity. This technology can also be used in advanced molecules such as peptides, oligonucleotides (DNA) and recombinant proteins.

The business is involved in development programs for biotech and pharmaceutical companies taking products through late-phase clinical trials. The business has recently completed construction of a new multi-kilo facility to support peptide manufacturers.

Agrochemical Intermediates

Standard and custom intermediates and toll manufacture

In the Agrochemical area Fine Chemicals manufactures “building block” products, which are supplied to a number of customers, and custom products including manufacture of active ingredients.

Fine Chemicals’ standardized agrochemical products are fluoroaromatics and chloropropionic acid. The business’s products are used in a number of leading fungicides and herbicides.

Fine Chemicals currently has custom synthesis agreements for products used in the manufacture of a range of herbicide and fungicides. In addition the business has entered into contracts for the toll manufacture of certain existing products for Syngenta’s (formerly AstraZeneca’s) agrochemical business.

Intermediates and Stabilizers

Monomer stabilizers

Fine Chemicals produces both phenothiazine, which is sold under the PTZ trademark, and Xenoxyl, a stable free radical stabilizer for vinyl monomers. These materials are the most cost-effective inhibitors of unwanted polymerization reactions that can occur during production and storage of acrylic acid, acrylates and certain vinyl monomers.

Aromatic phosphines

Fine Chemicals manufactures two core aromatic phosphines, Phenylphosphonous Dichloride and Diphenyl Chlorophosphine. Aromatic phosphines are used in a wide range of applications, including pharmaceuticals, agrochemicals, flame-retardants, photo-initators and stabilizers for polymers.

Customers, sales and distribution

Fine Chemicals markets its products directly to its customers and generally does not use intermediaries or agents. Close customer partnerships are important to Fine Chemicals as the majority of its products are designed to meet individual customer specifications. Fine Chemicals has a number of major manufacturing contracts with key customers including Glaxo Wellcome, Bayer, BASF, Aventis, Merck, Genta, Schering Plough, Allergan, AstraZeneca, Eli Lilly, SB and Syngenta.

Typically, contracts in both the healthcare and agrochemical businesses have a term of three to five years and cover aspects of development, capital and manufacturing costs. Fine Chemicals’ obligation under these contracts is to supply products to specification. Liability is typically contractually capped at the value of products supplied, or, in a few cases, to the annual value of the contract. Fine Chemicals does not assume any liability for the performance of the final product.

Registered number: 3768265	18

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

The following table summarizes Fine Chemicals’ key contractual arrangements for manufacture and provision of services for customers:

Customer	End Product/Service	Contract Duration	Contract Expiry

BASF	Fungicide	5 years	December 2005
Hoechst/Aventis	Herbicides	6 years	Rolling 12 months notice
AH Marks	Herbicides	17 years	December 2007
Schering Plough	Animal Health product	15 years	Rolling 12 months notice
Merck	Opthalmic drug	10 years	November 2005
AstraZeneca	Cholesterol reduction	Development contract signed March 2001	Details of long term contract in course of negotiation
3M Company	Diluted Nitroglyercin	5 years	June 2003
Akzo Nobel	BPD	8 years	September 2005
Allergan	Various drugs	Several years	Annual purchase orders
Genta	Anti-cancer	5 years	December 2007

Competition

Fine Chemicals competes in a highly fragmented market. There are approximately 600 fine chemical suppliers world-wide. Most participants in this market are either small to medium-sized independent enterprises or members of large diversified chemical companies. A number of competitors have significantly greater sales and resources than Avecia. The table below lists some of the key competitors in the various segments:

Pharmaceutical Intermediates	Agrochemical and other Intermediates	Biotechnology
DSM Lonza Bayer Rhodia Chirex Dynamit Nobel Degussa Clariant	Bayer Clariant Rhodia BASF Nalco/Exxon Ciba Seiko	Lonza DSM Diosynth Cambrex Boehringer Ingleheim Bachem UCB Polypeptide Proligo/Degussa Isis Dow Biochemie

(2)	Electronic Materials

Avecia’s Electronic Materials business currently designs, develops, manufactures and sells products for use in the two principal non-impact printing technologies:

(1) Ink Jet Printing : High purity dyes and liquid inks; and

(2) Electrophotographic Printing : Materials for use in laser printers, photocopiers, and digital presses.

Registered number: 3768265	19

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Avecia believes that Electronic Materials is the world’s leading supplier of dyes and is one of the major manufacturers of liquid inks for ink jet printers by share of market and sales value. As a pioneer of this market, with research programs dating back to the mid-1980s, Electronic Materials has developed leading proprietary technologies and strong relationships with the world’s principal original equipment manufacturers in the ink jet printer market.

In addition, the business is currently developing chemical technology for use in the flat panel display market, which includes items from simple cellular phone displays to larger monitor displays. This segment of the business is referred to as the “Displays” business.

Products and markets

The following table sets forth Electronic Materials’ principal products and applications:

Business Unit	Products	Application
Ink Jet Printing Materials	Dyes; dye and pigment based inks	Inks for ink jet printers.

Electrophotography	Chemically produced toners and charge control agents	Laser photocopiers and printers, both color and monochrome.

	Infra-red absorbers	Security applications and thermal lithographic printing plates.

Displays	Organic light emitting materials	Flat panel display products, such as mobile phones.

Ink Jet Printing Materials (IJPM)

The main product categories of the IJPM business are high purity dyes and a range of pigment-based and dye-based inks (aqueous and non-aqueous) for use in ink jet printers. The business has developed leading proprietary technologies to synthesize new generations of high performance ink jet dyes and pigmented inks based on novel dispersants, resins and formulations.

The IJPM activities are currently focused primarily on the small office and home applications of ink jet printing technology. Sales of ink jet products in the small office and home segment have grown significantly in recent years due both to the increased penetration of personal computers into the consumer segment and to the creation of new print applications as a result of improvements in technology (for example network printers, digital photography).

Avecia believes that future growth in the market for ink jet products will be driven primarily by the following factors:

•
The increased use of home printing for internet, fax and computing outputs (All In One printers); The migration of ink jet into businesses printing applications and the emergence of new applications such as digital photography printing, (with high ink consumption per page relative to text printing).

•	Renewed growth in sales of personal computers and corresponding printers, as well as increased demand for printers in developing countries, most particularly in Asia; and

•	Adoption of ink jet printing in new industrial applications (e.g., packaging, printed circuit boards, etc.).

In addition, the continued advances in ink jet technology have significantly improved the quality of outputs as well as printhead life. These improvements have been achieved through continuous development of technology for controlling the size and placement of ink droplets and other technological advances such as in nozzle count and firing frequency. Further achievements in resolution, speed and color quality would allow ink jet printers to enter diverse markets such as color filters for liquid crystal displays, wide format printing for graphic arts and proofing, textile, commercial, medical and industrial printing. Some of these markets are very large and have historically satisfied their printing requirements with traditional analogue print technologies (e.g., screen printing) or other non impact printers (e.g., laser printers). Electronic Materials is currently working with a number of manufacturers and customers to develop the appropriate technology to address many of these markets.

Registered number: 3768265	20

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Electrophotography

The electrophotography business unit was established in 1996 to build on the business’s strengths in non-impact printing. The principal current investments in electrophotography are aimed at developing two technologies, chemically produced toners for color laser applications and the development of infra red absorber technology.

The color laser printer and photocopier market is in its early stage but is already showing growth rates of approximately 30% per year. Avecia believes that growth will continue as new, lower cost, high speed color photocopiers and laser printers become available. Avecia believes that chemically produced toners have advantages over traditional toners, facilitating improvements in print quality and resolution at potentially lower cost than traditional color toners.

Avecia believes that these advantages will favor the adoption of chemically produced toner technology in the next generation of color laser printers and photocopiers.

Infrared absorber technology is used in a variety of applications involving laser imaging and recognition. Avecia is particularly active in the areas of security marking and computer to plate digital printing.

Displays

The business is currently developing organic light emitting materials for electroluminescent flat panel displays. Organic light emitting materials can be used to manufacture thin, lightweight displays with excellent viewing characteristics and low power consumption, ideal for portable applications. Organic light emitting materials include both dye-based and polymer-based materials.

In April 1999, an agreement was entered into in relation to Covion Organic Semiconductors GmbH, the organic semiconductors business of Celanese Ventures GmbH (formerly Aventis Research and Technologies GmbH & Co KG). Under this agreement the business acquired a 15% equity stake in Covion in 1999, the right to acquire know-how and intellectual property, with an option to acquire the remaining equity at the end of 2001. In December 2001 Avecia exercised that option and acquired the remaining equity in Covion. Covion has a leading position in light- emitting polymers through its patented materials and active supply of new materials and is working closely with several of the leading electronics companies in this field. Covion has research and development programs relating to both polymer and dye-based material with numerous other display manufacturers based in Europe, Asia and the United States.

Image Polymers

Avecia has a 50-50 joint venture with Mitsui Chemicals, called Image Polymers. This joint venture manufactures and markets bi-modal toner resins for use in black and white photocopiers and laser printers for the European and North American markets. The partnership began in 1988 with the establishment of the Image Polymers Company in the United States and construction of a U.S. manufacturing plant in 1991. In 1997, it was further expanded with the establishment of Image Polymers Europe and construction of an identical manufacturing facility at Grangemouth, Scotland.

Customers, sales and distribution

The market for ink jet printers is highly concentrated with the four largest printer manufacturers, Hewlett Packard, Seiko Epson, Cannon and Lexmark accounting for over 90% of all sales of ink jet printers.

In addition to these core customers, the business also maintains relationships with a number of recent entrants into the ink jet printer market. Avecia believes these relationships will enable the business to participate in any future market share growth as these new entrants develop new vertical markets and applications for ink jet printing.

Registered number: 3768265	21

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Sales and distribution are handled directly with customers for Inkjet and Electrophotography, except in Japan and selectively in North America, where a local distributor manages distribution and delivery. Sales and distribution of Display products are handled directly with customers.

Competition

The main competitor for the supply of ink jet ink is DuPont, while there are several competitors for ink jet dyes, including Mitsubishi, Orient, Dainippon Kayaku and Daiwa. Competitors often specialize in particular segments of the market. For example, DuPont specializes in pigmented inks and Daiwa is a low cost provider of non-patented dyes. While competition from generic producers is increasing, Avecia’s strategy is generally to avoid competing in the supply of commodity products where possible, but rather to focus efforts on developing and selling custom- designed ink jet printing materials.

The main competition for the new electrophotography products under development (chemically produced toners and charge transport materials) are traditional suppliers to the industry such as Mitsubishi and Tomoegawa & Kao for toners, new suppliers of chemically produced toner including Nippon Zeon, and the major original equipment manufacturers such as Canon, Ricoh and Xerox which at least partly source existing products in-house.

Competitors to Covion in the new organic light emitting materials include Idemitsu Kosan and Eastman Kodak in the field of small molecule products, and Dow Chemicals and Sumitomo Chemicals in the field of polymers products.

(3)	Specialty Products

The Specialty Products segment is comprised of a variety of businesses which develop, manufacture, and supply specialty performance chemicals to a wide range of end market applications, such as coatings, disinfectants, copper extraction, plastics, and also into the pool and spa market. Products include biocides used as preservatives, fungicides and disinfectants in a diverse group of end-use industrial and consumer applications, a comprehensive range of chlorine-free and bromine-free pool and spa sanitizers and related products, metal extraction products, performance pigments and additives for paints, inks and plastics.

Registered number: 3768265	22

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Products and markets

The following table sets forth Specialty Products’ principal products and applications:

Market	Trademarks	Application
Pool and spa	Baquacil	A range of chlorine-free products for sanitizing and maintaining pool water.

	BaquaSpa	A range of chlorine-free and bromine-free products for sanitizing and maintaining spa water.

Protection and Hygiene	Proxel	A preservative used in a wide range of industrial water based products including Polymer latex, paint and household products.

	Densil	A family of fungicides/algaecides used in a wide range of applications, from coatings such as paints and sealants, to leather processing and plastic for automobiles.

	Vantocil	A non-medical disinfectant used as a food industry disinfectant and as a household surface disinfectant.

	Cosmocil	A preservative for personal care applications.

	Vanquish	Fungicide/bactericide used in plastics and polymers.

	Reputex	Bactericide used in cotton textiles.

	Purista	Bactericide used in cotton textiles.

Additives	Solsperse	Hyperdispersant used in paints, inks and plastics.

Pigments	Monastral and Monolite	Pigments for paints.

	Vynamon and Polymon	Pigments for plastics.

Metal Extraction Products	Acorga	Specialty chemical extractants used in the extraction and production of copper.

Pool and Spa

Avecia is the world’s leading supplier, by sales value, of chlorine/bromine-free pool and spa sanitizers. Biocides are used in recreational water to prevent the build-up of bacteria and other organisms.

The business’s core pool and spa products are BaquaSpa sanitizer for spas and Baquacil sanitizer for pools, both based on polyhexamethylenebiguanide. These are supplemented by a comprehensive range of products that together provide a complete maintenance system for chlorine-free pools and bromine-free spas.

Baquacil is the world’s first and still, despite the expiry of its patent protection several years ago, the leading chlorine-free sanitizer with approximately 6% of the US pool sanitizer market. BaquaSpa is a sanitizer which is used in the spa market. BaquaSpa currently has a market share of approximately 6% of the US spa market. It is priced on a comparable basis to bromine, (the market leading spa sanitizer), but has significant benefits compared to bromine and therefore represents a growth opportunity.

Registered number: 3768265	23

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Baquacil is priced at a premium to chlorine-based products. It is advantageous over chlorine based products for the following reasons:

(1) Baquacil is not affected by sunlight and therefore has greater stability than chlorine;
(2) Baquacil causes less eye and skin irritation than chlorine;
(3) Unlike chlorine Baquacil has no bleaching effect on clothes, hair and pool liners; and
(4) Baquacil based products have no unpleasant odors or taint.

The business also distributes some products based on chlorine and bromine.

Protection and Hygiene

The business develops and manufactures a wide range of cost-effective biocides for a diverse group of end markets, including paints, coatings, dyes and pigments, plastics and household surface disinfectants. The business is regionally focused, utilizing its expertise in a broad range of product solutions to satisfy diverse regional and industry specific requirements. These requirements are defined by the needs of the customers, responding to differences in climate, the range of bacteria, algae or fungi present, regulatory specifications, local custom and practice and the business’s historic regional strengths.

The business can provide customers with customized products because it offers customers access to a research team with experience in anti-microbial research ranging from the discovery of new active ingredients to process technology and product formulation. The business draws upon extensive experience with FDA and EPA filings for its own products, and a wider, up-to-date database of toxicological and regulatory data in order to custom-make new products.

The business’s most important protection and hygiene product is the range of Proxel preservatives based on benzisothiazolene. Through Proxel products, the business is the world’s largest supplier, by sales value, of benzisothiazolene-based preservatives, despite the expiry of benzisothiazolene’s patent protection several years ago.

The business’s traditional markets in protection and hygiene have been coatings, disinfectants, polymer emulsions and household products. Although these markets have been subject to increased competition over the last few years, the business continued to grow, and has also recently identified new growth opportunities within these established sectors.

In addition, growth opportunities are now being pursued in the following areas:

•
Plastic protection: the business is launching the new Vanquish range of products for materials such as polyurethane and polyvinylchloride, seeking to displace older products such as OBPA, an organo arsenic compound; and

•	Consumer Antimicrobials: the Reputex technology is being applied to render antimicrobial properties to cellulosic fibres.

Additives

Avecia supplies a range of polymeric dispersing agents and specialty thickeners primarily for application in the paint, ink and plastics industries. The range is sold under the trade names ‘SOLSPERSE’ and ‘SOLTHIX’ for the paint and ink industries and under the ‘SOLPLUS’ trade name for the plastics industries.

The products/product variants launched since 1998 include:

•	improved offerings for the automotive and general industrial paint sectors;

•	improved offerings for the UV and printing inks sectors;

•	a thickener for coating systems under the ‘SOLTHIX’ trade name; and

•	dispersants and thickeners for thermoset plastics under the ‘SOLPLUS’ trade name

The business has a significant product development pipeline aimed at updating the range of dispersants and thickeners.

Registered number: 3768265	24

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Pigments

In August 2002 Avecia announced the transfer of its pigments business to Heubach Colour Ltd, effective 1st January 2003.

Metal Extraction Products

Avecia believes the business is the leading global supplier of reagents to the copper solvent extraction market by market share of sales value. It manufactures and sells a range of solvent extraction reagents for copper under the Acorga brand name, and provides on-site customer support and process optimization services to copper mining companies. The business’s products and related technology have emerged in the 1990s as the preferred technology for copper production from oxide ore deposits due to their cost and environmental advantages over traditional copper smelting processes. It maintains these advantages through its own technology and formulation patents which generally have many years to go before expiration.

Customers, sales and distribution

The key customers in the protection and hygiene market tend to be large corporations who utilize a range of biocide products and expertise in protecting their manufacturing processes and finished goods from microbial spoilage. Paint and coatings manufacturers are the largest purchasers of Avecia’s protection and hygiene products, followed by the automotive industry.

The customers of the pool and spa business tend to be small retailers who sell Avecia’s branded products directly to end users. Most of the businesses products are aimed at residential swimming pools, hot tubs and spas. Overall demand in the pool and spa market is influenced by the sale of new pools which in turn reflects the strength of the US economy.

BaquaSpa and Baquacil are sold through authorized independent retailers. These independent retailers range in size from single store locations to national chains.

Among other actions, the business has taken the following steps to improve the distribution network:

•	signed specialized dealers in each spa and pool market who can deliver better market focus and support, and in the process has amended its contracts to remove geographical exclusivity;
•	entered into a collaboration with a leading US chain of pool stores, with approximately 350 stores across the United States;
•
added to its selling resources in California, where in 1997 both BaquaSpa and Baquacil were approved by the US Environmental Protection Agency (EPA). California is the largest US pool market, with 35% of residential spas and 16% of residential swimming pools; and

•
increased its advertising and promotional efforts to take advantage of the opportunity Avecia believes exists in tapping the market for chlorine users who would like an alternative to chlorine but have little knowledge about Baquacil.

The principal customers for paint products are automotive top coat and refinish manufacturers and general industrial paint manufacturers. For ink products, the main applications include publication gravure, offset, packaging and heat transfer/ribbon inks.

Metal extraction products are marketed worldwide directly to mining companies.

Competition

The market for protection and hygiene products is highly fragmented with a broad range of competitors, including large multinationals such as BASF, Dow and Bayer and specialty chemical producers such as BTP, Degussa, Ciba, Lonza and Rohm & Haas. The main competitor in protection and hygiene is Rohm & Haas, who offers CMIT, a product similar to Proxel. In addition, a number of generic producers offer biocide compounds across several markets served by the business, the expiry of patent protection resulted in a number of generic producers of benzisothiazolene based products entering the market. Both generic and functional competition have been present in the market for some time.

Registered number: 3768265	25

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

The only competitive supplier of polyhexamethylenebiguanide in the United States, Mareva, entered the market in 1999. Mareva is based in France, and is operating through distributors in the United States. Other pool chemical companies supply polyhexamethylenebiguanide based products, but these are mainly based on polyhexamethylenebiguanide sourced from Avecia. Other suppliers of biocides for recreational water management applications include Aqua Clear Industries, Bio-Lab (Great Lakes Chemical), Buckman Laboratories, FMC and Lonza (Alusuisse- Lonza).

The additives industry is extremely fragmented. The relevant niche market segment for the business can be described as specialty polymeric dispersing additives and thickeners for solvent and water-based coatings and inks and also for thermoset plastics applications. Many small and medium-sized companies compete in this sector. Some of the more significant companies are BYK, Tego-Chemie, Elementis and Efka (now owned by Ciba). Avecia’s development activity is increasing in the field of products for water-based coatings where some larger companies such as Air Products, Cognis and Rohm & Haas are also important competitors

The main competitor in the metal extraction chemicals market is Cognis, the second largest global supplier to the copper extraction market.

(4)	NeoResins

The NeoResins business is a global supplier of performance polymers, primarily water-based resins which are used as binders and additives in the paint, coatings, adhesives and printing ink industries.

The NeoResins business was a pioneer in the development of waterborne urethanes, and Avecia believes that it remains a global leader in the targeted market segments through its fast growth and technological strength in water-borne urethanes and acrylic resins. The business is focused on serving three market segments which are fast growing in water-borne product offerings: coatings, graphic arts and adhesives.

Over the past six years the NeoResins division has undergone a refocusing process, which has involved a number of divestments of non-core activities and sites, restructuring under-performing regional operations and shifting the market focus towards the more specialized end of the resins market. As part of this process, the business exited low-margin, low-growth business such as pressure sensitive adhesives (transferred in 1996 to Stahl), optical fiber coatings (sold in 1996), polyester powder (sold in 1997), Winnofil (sold in 1999) and Viclan products (sold in 1999/ 2000). NeoResins has also divested its Singapore manufacturing asset (sold in 1997), shut down research and technology operations in a site shared with ICI (1998) and ceased production at Napa, a California site (1999) and Hillhouse, a UK site (2001). NeoResins has also made small acquisitions of know-how and business information from the acrylic emulsion business of Dyno in 1997 and DSM acrylic emulsion technology in 1999. It has expanded capacity and/or product capability at its four core production sites.

Registered number: 3768265	26

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Products and markets

The following table sets forth NeoResins’ principal products and applications:

Products	Trademarks	Application
Acrylic emulsions	NeoCryl	Industrial coatings for metal, wood and plastics applications, exterior and interior decorative paints, industrial and household floor polishes, parquet and concrete flooring systems, and flexo inks and adhesives.

Solid thermoplastic acrylic Resins	NeoCryl	Industrial coatings for marine, traffic, plastic coatings, architectural coatings and aerosols. Heat seal lacquers, gravure inks and screen inks.

Urethane acrylic copolymers	NeoPac	Architectural and decorative coatings, parquet and concrete flooring, industrial wood, metal and plastic applications.

Radiation water-based polymers	NeoRad	Industrial wood and plastic applications, PVC flooring and printing inks.

Polyurethane dispersions	NeoRez	Industrial coatings for plastic, metal and wood, architectural coatings and industrial laminating adhesives.

Polyurethane solution polymers	NeoRez	Concrete flooring, gravure inks and wood finishes.

Vinyl acrylic emulsion	Haloflex	Anti-corrosive paint, rust converters, barrier coatings, adhesives and sealants.

Fluoro resins (solvent based and water borne)	Lumiflon	Architectural and heavy duty coatings, coil coatings, flexible coatings, automotive clear coats, aerospace coatings and plastic coatings.

Coatings

Through NeoResins, Avecia supplies both aqueous, solvent-based and ‘dry’ state acrylic products used in the production of coatings. NeoResins offers a range of technologies, including urethane and acrylic resins, urethane/acrylic copolymers, vinyl-acrylic dispersions, additives, cross-linkers and other copolymers. Key applications in coatings include decorative, joinery finishes for windows and doors, flooring products (particularly clear lacquer finishes), automotive metal for components and plastic applications, general metal and plastics finishes (for electronics and toys), heavy duty maintenance and traffic paints.

With technology strength in aqueous-based emulsions, the business has benefited, and expects to continue to benefit, from a gradual evolution away from solvent-based coatings, driven by consumer preference and regulatory change. NeoResins’ core technologies are supported by highly developed, market-specific technical service and application/formulation expertise focusing on targeted application segments within architectural and industrial coatings.

Graphic arts

NeoResins supplies water-borne Neocryl Emulsions, Acrylic Beads and NeoRez Polyurethanes, sold as binders for liquid inks for flexo and gravure, film primers and coatings, paint varnishes, paper coatings, heat seal lacquers and imaging products such as ink jet resins and receptive coatings.

Registered number: 3768265	27

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Adhesives

NeoResins supplies a range of adhesive products in the automotive, DIY, rigid bonding, packaging, construction and non-rigid bonding application areas. Following the sale of its commodity Winnofil business in 1999, NeoResins retains a range of specialty adhesive products based on NeoRez urethane and hybrid technologies. These are currently sold principally into rigid bonding (furniture, millwork and film laminating), packaging, construction and non-rigid bonding (shoe and fabric) application areas and label adhesives.

Customers, sales and distribution

NeoResins’ client base ranges from major paint producers to small regional specialty coating producers. In 2002, NeoResins’ largest client accounted for less than 10% of NeoResins’ turnover and sales volume. Because of the costs involved in switching suppliers, in the past, NeoResins’ client base has been fairly stable, with seven of its top ten customers by value in the three years ending 2002 remaining the same.

Historically, NeoResins has worked closely with its customers to develop products which fit their specific requirements. These collaborative efforts resulted in the invention and development of waterborne resin technology, in which NeoResins’ technical staff played a significant role. Current clients with whom the business maintains close long-term co-operation include Akzo Nobel, BASF, Bonachemie, Sherwin Williams, PPG, Sun Chemicals, RPM, SICPA and Sigma.

Competition

NeoResins’ main coating competitors are Rohm & Haas, BASF, Vianova, Reichhold, Clariant, Noveon, S.C. Johnson, Alberdink & Boley, Crompton and many smaller regional companies. In graphic arts products for traditional liquid inks, the main competitors are S.C. Johnson and Rohm & Haas, with other coating acrylic emulsion and beads producers participating to a much smaller extent. In specialty beads, the competition (Lucite, Degussa, Mitsubishi) involves several different companies, with pricing trends and volume growth following the developments of specific application areas.

Adhesives remains a small specialty market area for NeoResins, but the business expects Bayer and BASF to remain the market-share leaders for urethane-based adhesive technologies.

While NeoResins has relatively low market shares in each of the three markets, Avecia believes the business’s products hold niche positions in applications where technology shifts favor its product portfolio.

Sourcing

Avecia purchases raw materials and chemical intermediates from a large number of third parties. Purchasing is shared between businesses or centralized wherever it is possible to generate advantages through greater purchasing power or economies of scale. For instance, the UK purchasing group is responsible for several requirements of individual businesses in the UK, such as certain shared raw materials, information technology, utilities, engineering and general services.

Dual sourcing (where available) has been secured for most key non-commodity raw materials.

Raw Materials

Overall, Avecia purchases chemicals aggregating approximately £200 million annually. The prices of most principal raw materials are not volatile, and in the small proportion of cases where raw materials can vary quickly in line with chemical commodity prices, appropriate risk management is undertaken to dampen the volatility of such changes.

Registered number: 3768265	28

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Seasonality

Avecia is subject to seasonal trends in respect of its Pool business (within Specialty Products). The majority of Pool sales take place between May and September each year. Avecia generally is not subject to seasonality in the other segments of its business.

Regulation

Avecia is subject to regulations imposed by various authorities and jurisdictions. Compliance with the requirements of the US Environmental Protection Agency and the Food and Drug Administration is discussed within the Environmental matters and Business overview sections of this item respectively. Compliance with Treasury regulations is discussed in detail within the Taxation section of ‘Item 10 Additional Information’.

Organizational structure

Avecia Group plc is a wholly owned subsidiary of Avecia Finance plc which is itself a subsidiary of Avecia Holdings plc. Avecia Holdings plc is owned by Avecia (Jersey) Limited.

The table below provides details of the principal subsidiaries of Avecia Group plc:

Subsidiary undertakings	Country of incorporation	Principal activity	Percentage of equity owned
Avecia Investments Limited	UK	Holding company	100%*
Avecia UK Holdings Limited	UK	Holding company	100%*
Avecia Limited	UK	Chemical manufacture	100%*
Avecia Holdings BV	The Netherlands	Holding company	100%*
Avecia Holdings Inc.	USA	Holding company	100%*
Avecia BV	The Netherlands	Chemical manufacture	100%*
Avecia Inc.	USA	Chemical manufacture	100%*
Torcan Chemical Ltd	Canada	Chemical manufacture	100%*
NeoResins Inc.	USA	Chemical manufacture	100%*
Avecia Biotechnology Inc.	USA	Chemical manufacture	100%*
Avecia Spain SL	Spain	Chemical manufacture	100%*

Joint ventures
Image Polymers Europe	UK	Chemical manufacture	50%[a]
Image Polymers Company	USA	Chemical manufacture	50%[a]
*	all ordinary shares held
a	represents percentage share of limited partnership

Registered number: 3768265	29

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Property, plant and equipment

Avecia currently has 14 manufacturing facilities in 6 countries. The sites are principally polymerization and formulation facilities and organic chemistry facilities.

The table below lists the main characteristics of Avecia’s significant sites, based on net book value of land and buildings:

Site Location	Business	Size (metres2)	Freehold/Leasehold	Use

Blackley, UK	Fine Chemicals Specialty Products Electronic Materials NeoResins	80,938	Freehold	International headquarters and research and development facilities

Grangemouth, UK	Fine Chemicals Specialty Products Electronic Materials	708,208	Freehold	Chemical manufacture

Huddersfield, UK	Fine Chemicals Specialty Products Electronic Materials	61,902	Freehold	Chemical manufacture

Mount Pleasant, TN, US	Specialty Products Fine Chemicals	5,147,657	Freehold	Chemical manufacture

CEL, DE, US	Fine Chemicals Electronic Materials	101,018	Freehold	Chemical manufacture

Waalwijk, The Netherlands	NeoResins	81,333	Freehold	Chemical manufacture

Billingham, UK	Fine Chemicals	131,704	Freehold	Chemical manufacture

Aurora, Canada	Fine Chemicals	42,222	Freehold	Chemical manufacture

Milford, MA, US	Fine Chemicals	65,182	Freehold	Chemical manufacture

Wilmington, MA, US	NeoResins	133,551	Freehold	Chemical manufacture

Frankfort, IN, US	NeoResins	139,622	Freehold	Chemical manufacture

Parets, Spain	NeoResins	27,215	Freehold	Chemical manufacture

As part of Avecia’s capital program, the company is constantly modifying and constructing new manufacturing facilities. A major project was sanctioned in February 2002 to significantly expand production capabilities at Billingham, UK, creating 10,000 litres of manufacturing capacity for microbially-derived biologics. The project, involving expenditure of nearly £40 million, will be undertaken over eighteen months, with the new facility commissioned by the end of 2003.

Avecia also has smaller sites at Seal Sands, UK (Specialty Products) and Frankfurt, Germany (Electronic Materials).

Registered number: 3768265	30

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Two of the major sites in the UK, Grangemouth and Huddersfield, are presently shared with Syngenta Group businesses and the company’s title in these is freehold, subject to long leases back to Syngenta of certain ‘island properties’, or long leasehold, in which case Syngenta retains the freehold interest not only in relation to the company’s site but also in relation to the surrounding property. The long leases, whether Avecia or Syngenta is the tenant, provide that the leases will come to an end if the relevant property ceases to be used for the manufacture of chemicals in commercial quantities. In this event, the tenant is obliged to clear the site by demolishing buildings and to carry out environmental remediation works.

In the case of Grangemouth, where the company acquired the freehold, Syngenta has options to re-acquire part of the property if the site ceases to be used for the manufacture of chemicals in commercial quantities.

The group also owns a combined research process technology and headquarters establishment at Blackley, UK.

Environmental matters

Avecia’s Safety, Health and Environmental Policy and Management System is applicable to all sites and businesses wherever they are located. The business units have procedures covering issues such as waste management, safety systems, soil and groundwater protection, emergency plans and product stewardship. Performance is monitored internally and reviewed to facilitate the achievement of continuous improvement in this area. Internal guidelines are available to cover the details necessary for interpreting the standards and providing the procedures necessary to implement the policies.

Avecia’s operations are experienced and effective in containing and handling a range of aggressive chemicals, including hydrogen fluoride, chlorine, bromine, thionyl chloride, and ethylene oxide. Production and marketing of chemical substances are regulated by national and international laws.

Although almost every country has its own legal procedures for registration and import, laws and regulations in the European Union, the United States and Japan are most significant to the business, including the European inventory of existing commercial chemical substances, the European list of notified chemical substances, the United States Toxic Substances Control Act and the chemical list of the Japanese Ministry of Trade and Industry. Chemicals which are on one or more of the above lists can usually be registered and imported without additional testing in any other country, although additional administrative hurdles may exist.

In 1998 Zeneca Group entered into an agreement with the EPA in relation to certain breaches, in 1994, of regulatory limits on benzene levels in the deep well disposal facility at Mount Pleasant, Tennessee. As part of the agreement, they stopped deep well injection at the site on April 22, 1999, following the commissioning of a new effluent treatment plant.

The wells were formally closed at that time. Significant pollution prevention and waste minimization projects have also been implemented at this site. In 1998, Zeneca Group paid the EPA a $3.5 million penalty relating to these violations. As part of the acquisition of Zeneca Specialties Avecia entered into an Environmental Deed agreement with AstraZeneca. Under the Environmental Deed AstraZeneca has agreed, amongst other things, to assume all liabilities relating to or arising out of any existing contamination at waste burial sites at Mount Pleasant. There is no time limit for claims arising from this matter, but AstraZeneca’s liability under the Environmental Deed is limited with respect to certain claims by a cap of £325 million.

Avecia will continue to invest in plant and equipment so as to ensure compliance with relevant environment regulations. However there are no current major planned projects relating to environmental control facilities which would result in any material capital expenditure.

Intellectual property

Avecia’s business is dependent to a large extent on intellectual property rights, principally patents, trade marks and accumulated technical know-how.

Where appropriate, new technology is protected, particularly active ingredients and formulations ingredients, their applications and their manufacturing processes, by seeking patent protection, typically through patent registration in major markets. In addition to patent protection, the business also relies on the know-how and technical expertise in many of the manufacturing processes for developing and maintaining market position. Trade marks are a valuable means for associating goods with Avecia as manufacturer, in particular the trade mark ‘Avecia’ provides a uniform trading name for Avecia companies to operate under.

Registered number: 3768265	31

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Avecia has almost 2,400 patents and patent applications grouped in over 450 patent families, each representing a distinct invention, 72 percent of which have been filed since 1993. These patent families support, in particular, Electronic Materials (205), Fine Chemicals and Biotechnology (102), NeoResins (51), and Specialty Products (93). Avecia has over 1,400 pending and registered trade marks in over 115 trade mark families. Over the past year the largest rise in patent numbers has been in the Electronic Materials and Fine Chemicals fields.

As part of the acquisition from AstraZeneca, intellectual property of all types used in the businesses was purchased. Certain of these patents and know-how were, prior to the acquisition, shared between Zeneca Group’s agrochemicals, pharmaceuticals and specialties businesses. Where these shared rights were predominantly used in the specialties businesses, they were acquired by Avecia subject to licenses back to AstraZeneca.

Where these shared rights were predominantly used in the retained Zeneca Group businesses, they were retained by AstraZeneca, but licenses were granted to Avecia to enable it to continue using the rights in question.

These licenses are worldwide, royalty free licenses, and their duration is generally linked to the life of the relevant licensed rights. Certain licenses also deal with future development of specified products and collaboration projects. Arrangements were also put in place to transfer regulatory data to Avecia which was solely or predominantly used by the specialties businesses, subject in certain cases to a license back to Syngenta. Avecia has user licenses for data which was historically used in the specialties business prior to the acquisition but was predominately used by other Zeneca Group businesses. Avecia has also entered into arrangements which give access to certain Syngenta data which relates to obtaining and maintaining regulatory approvals for both existing and new products and product applications. Avecia has also contracted to supply certain support services to Syngenta for a transitional period.

AstraZeneca and/or Avecia may terminate certain of these agreements for:

(i)	specified insolvency events;
(ii)	material breach which cannot be remedied in 60 days; or
(iii)	challenges by the licensee of the licensed intellectual property rights.

In the case of (ii) and (iii) above the right to terminate is restricted to the specific patent or technology area in which the breach occurred and there is no right to terminate in respect of other classes of patents or technology areas. Furthermore if the affected patent lies within the more fundamental areas of common technology, there is no right of termination, merely the right to seek financial redress.

Although the business has been able to maintain the relative exclusivity of certain products such as PHMB (an antimicrobial cationic polymer which is the active agent in the biocide products ‘Vantocil’, ‘Reputex’, ‘Baquacil’ and ‘Baquaspa’), following patent expiration through manufacturing scale, technical know-how and service expertise, the expiration of a patent can result in intense competition, particularly from generic producers, with consequent erosion of profit margins. Prior to and following expiration of the patent for a key active ingredient, the business will generally focus its efforts on developing patentable derivatives or new patentable formulations containing the active ingredient.

Avecia believes that its intellectual property rights, in particular its patent portfolio, is an important factor in protecting its businesses from price erosion. The loss of such intellectual property rights would be expected to have a material adverse effect on profitability. However, given the number of patents in Avecia’s portfolio, their diverse nature and their remaining lifetimes, such a loss is not likely on a concerted basis.

Item 5 Operating and financial review and prospects

Overview

Avecia is a global group of focused specialty chemicals businesses that develops, manufactures and sells high quality, technologically advanced, value-added chemical products to customers in a wide range of industries. For the year ended December 31, 2002, Avecia businesses generated turnover of £575.7 million.

Registered number: 3768265	32

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

The four main business segments of the group as at December 31, 2002 were:

•	Fine Chemicals
•	Electronic Materials
•	Specialty Products
•	NeoResins

In 2002, 42.0% of group sales were in the Americas, 21.3% were in Europe, and 36.7% were in the rest of the world. In addition, Avecia also has an “other” business segment that consists of the provision of manufacturing services to third parties in the UK, and central costs.

Currency fluctuation

Our business operations are geographically diversified, with sales in over 100 countries and 13 manufacturing facilities located in 6 countries. In 2002, 71% of sales were made outside the United Kingdom and over 48% of the fixed production and cost base was in the United Kingdom. Results of operations and financial position are therefore significantly impacted by the fluctuation of the pound sterling against the other major currencies in which the group transacts business, primarily the US Dollar, the Japanese Yen, Euro and other European currencies.

The following table illustrates the fluctuations of the pound sterling against the group’s principal trading currencies since 2000 and the percentage of our turnover and costs in pound sterling and the other major currencies in which the group transacts business:

	Pound appreciation/ (depreciation)		% Turnover (a)			% Costs (b)
	2002-2001	2000-2001	2002	2001	2000	2002	2001	2000

US Dollar	4%	(6%)	42%	37%	37%	33%	34%	31%
Euro/equivalent	(1%)	(2%)	21%	26%	28%	17%	25%	28%
Japanese Yen	8%	6%	6%	5%	6%	4%	4%	3%
Pound Sterling	—	—	28%	25%	22%	44%	31%	32%

(a) percentage of group turnover in each of the currencies.
(b) percentage of group fixed and variable costs in each of the currencies.

In order to manage currency exposure not absorbed by debt service, the group uses forward foreign exchange contracts and other appropriate hedging instruments to further mitigate group currency exposure. The group has entered into interest rate swaps in respect of a portion of its term loan facilities.

Divested operations

In July 2001 the Novacote business, which formed part of the Stahl class of business, was sold. Subsequently the disposal of the remainder of the Stahl business was completed in January 2002.

Registered number: 3768265	33

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Financial results

Set forth below is a discussion of the financial condition and results of operations for the company. This discussion should be read in conjunction with our consolidated financial statements and notes included herein, which have been prepared in accordance with UK GAAP.

Year ended December 31, 2002 compared to the year ended December 31, 2001
The following table sets forth turnover for each of 2002 and 2001.

	Year ended December 31, 2002	Year ended December 31, 2001	Actual % change

	£ million	£ million
Businesses
Continuing operations:
Fine Chemicals	175.8	193.0	(8.9)
Electronic Materials	63.8	67.5	(5.5)
Specialty Products	158.5	159.1	(0.4)
NeoResins	167.1	158.6	5.4
Other	10.5	11.9	(11.8)

Turnover from continuing operations	575.7	590.1	(2.4)
Discontinued operations: Stahl	—	213.5

Total historical turnover	575.7	803.6

Turnover

Total historical turnover decreased from £803.6 million for the year ended December 31, 2001 to £575.7 million for the year ended December 31, 2002. Turnover from continuing operations decreased from £590.1 million for the year ended December 31, 2001 to £575.7 million for the year ended December 31, 2002, a decrease of 2.4%. Set forth below is a discussion of turnover for each of Avecia’s principal businesses.

Fine Chemicals’ turnover decreased from £193.0 million for the year ended December 31, 2001 to £175.8 million for the year ended December 31, 2002, a decrease of 8.9%. Fine Chemicals’ turnover decreased mainly due to reductions in standardized agrochemical intermediates through the decision to exit manufacture of fluoruaromatic products, and exit of the major manufacturing stage of chloropropionic acid. Biotechnology sales reduced marginally due to timing of call-offs by customers, while sales of other chemical intermediates reduced due to lower demand from customers.

Electronic Materials’ turnover decreased from £67.5 million for the year ended December 31, 2001 to £63.8 million for the year ended December 31, 2002, a decrease of 5.5%. Electronic Materials’ sales have decreased mainly due to lower demand from suppliers and manufacturers of Ink Jet printers caused by de-stocking in the face of lower sales of personal computers and printers.

Specialty Products’ turnover decreased from £159.1 million for the year ended December 31, 2001, to £158.5 million for the year ended December 31, 2002, a decrease of 0.4%. Specialty Products’ turnover decreased mainly due to the effect of exchange rates, the lower demand for Pool and Spa products caused by poor weather during the USA pool season, and price reductions in Protection and Hygiene in the USA due to competitive pressures. These factors were offset by higher demand from Additives customers, the sale of Pigments stock to Heubach who are taking over the business, and increased sales of metal extraction products due to four major mine project fills secured in the year.

NeoResins’ turnover increased from £158.6 million for the year ended December 31, 2001 to £167.1 million for the year ended December 31, 2002, an increase of 5.4%. NeoResins’ turnover increased mainly due to higher demand from Coating, Graphic Arts and Adhesives customers in the USA and Europe.

Operating costs

Operating costs (including exceptional operating costs) for continuing operations increased from £574.7 million for the year ended December 31, 2001 to £592.6 million for the year ended December 31, 2002. Most of the increase related to increased depreciation on new assets to support increased manufacture in Biotechnology and Pharmaceutical intermediates, impairment charges on assets and goodwill whose value is considered impaired, and a restructuring change to cover voluntary severance of employees and site closure costs of £11.1 million.

Registered number: 3768265	34

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

The following table sets forth operating (loss)/ profit for each of 2002 and 2001:

	Year ended December 31, 2002	Year ended December 31, 2001
	£ million	£ million

Businesses
Continuing operations:
Fine Chemicals	(4.7)	13.2
Electronic Materials	2.1	6.7
Specialty Products	28.2	23.6
NeoResins	29.9	26.5
Other	1.1	0.7
Unallocated cost	(62.3)	(51.1)
Restructuring and site closure costs	(11.1)	—

Operating (loss)/profit from continuing operations	(16.8)	19.6
Discontinued operations: Stahl	—	28.8

Total operating (loss)/profit	(16.8)	48.4

Operating profit

Total operating profit decreased from £48.4 million for the year ended December 31, 2001 to a loss of £16.8 million for the year ended December 31, 2002. Operating profit from continuing operations decreased from £19.6 million for the year ended December 31, 2001 to a loss of £16.8 million for the year ended December 31, 2002.

Fine Chemicals’ operating profit decreased from £13.2 million for the year ended December 31, 2001, to £4.7 million loss for the year ended December 31, 2002. The effect of the lower sales noted above were partially offset by lower raw material costs and improved yields. The reduction in operating profits was caused by increased costs associated with expansion of resource in the DNA business, and impairment charges in the Agrochemicals and Other Intermediates business following a review of assets.

Electronic Materials’ operating profit decreased from £6.7 million in the year ended December 31, 2001, to £2.1 million for the year ended December 31, 2002. The lower sales of Inkjet products noted above were partially offset by lower materials and resource costs. Profit decreased due to the impact of consolidating Covion’s operating losses for the year ending December 31, 2002, following its acquisition on December 31, 2001.

Specialty Products’ operating profit increased from £23.6 million for the year ended December 31, 2001, to £28.2 million for the year ended December 31, 2002. The overall increase was due primarily to lower costs arising from reduced headcount and increased efficiency.

NeoResins’ operating profit increased from £26.5 million for the year ended December 31, 2001, to £29.9 million for the year ended December 31, 2002. This increase was due primarily to the increased sales noted above, together with lower net raw material costs.

Unallocated costs include amortization of goodwill, and costs held centrally outside of business segments. Goodwill amortization decreased from £41.8 million for the year ended December 31, 2001 to £30.7 million for the year ended December 31, 2002 due to the goodwill written off as part of the Stahl disposal. This decrease was offset by £21.5 million of goodwill impairment charges for the year ended December 31, 2002 arising from reviews of carrying value in non-healthcare Fine Chemicals business sectors.

Other central costs, excluding amortization of goodwill, increased from £8.5 million for the year ended December 31, 2001 to £12.8 million for the year ended December 31, 2002. The increase in costs was due to adverse exchange movements on working capital balances caused by the weakening of the US dollar relative to the pound, being charged to profit.

Registered number: 3768265	35

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

For the year ended 31 December, 2002 a charge of £11.1 million was taken for a voluntary severance programme initiated in 2002 and a small site closure announced in 2002. These actions will result in a reduction in headcount of nearly 200 in 2003, leading to full year reductions in costs of over £7 million by the end of 2004.

Share of operating profit from joint ventures
Avecia’s pro rata share of the earnings from both of the Image Polymers joint ventures has increased from £1.4 million for year ended December 31, 2001 to £2.2 million for the year ended December 31, 2002.

The profit on disposal of business of £9.4 million in the year ended December 31, 2002 relates primarily to the disposal of the Stahl business.

Profit on ordinary activities before interest and tax
Net profit decreased from a profit of £53.8 million for the year ended December 31, 2001 to a loss of £5.2 million for the year ended December 31, 2002 as a result of the changes described above.

Net interest
Net interest expense for the year ended December 31, 2002 was £30.9 million, compared to a net charge of £86.3 million for the year ended December 31, 2001. Most of the decrease in 2002 was caused by a reversal in the impact of unrealized exchange effects, and the effect of lower levels of debt arising from debt repayments made from the proceeds of the Stahl disposal.

Taxation
Taxation for the year ended December 31, 2002 is £6.5 million, arising on a loss before tax of £36.1 million. The net charge arises as a consequence of non recognition of tax credits in certain loss making jurisdictions.

Year ended December 31, 2001 compared to the year ended December 31, 2000

The following table sets forth turnover for each of 2001 and 2000.

	Year ended December 31, 2001	Year ended December 31, 2000	Actual % change

	£ million	£ million
Businesses
Continuing operations:
Fine Chemicals	193.0	138.3	39.6
Electronic Materials	67.5	79.9	(15.5)
Specialty Products	159.1	164.9	(3.5)
NeoResins	158.6	165.9	(4.4)
Other	11.9	15.6	(23.7)

Turnover from continuing operations	590.1	564.6	4.5
Discontinued operations: Stahl	213.5	225.0	(5.1)

Total historical turnover	803.6	789.6	1.8

Turnover
Total historical turnover increased from £789.6 million for the year ended December 31, 2000 to £803.6 million for the year ended December 31, 2001. Turnover from continuing operations increased from £564.6 million for the year ended December 31, 2000 to £590.1 million for the year ended December 31, 2001, an increase of 4.5%. Set forth below is a discussion of turnover for each of Avecia’s principal businesses.

Fine Chemicals’ turnover increased from £138.3 million for the year ended December 31, 2000 to £193.0 million for the year ended December 31, 2001, an increase of 39.6%. Fine Chemicals’ turnover growth benefited from a significant increase in the manufacture and supply of DNA medicines to meet increased customer demand, and from increased supply of pharmaceutical intermediates under new agreements.

Registered number: 3768265	36

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Electronic Materials’ turnover decreased from £79.9 million for the year ended December 31, 2000 to £67.5 million for the year ended December 31, 2001, a decrease of 15.5%. Electronic Materials’ sales have decreased mainly due to lower demand from suppliers and manufacturers of Ink Jet printers caused by de-stocking in the face of lower sales of personal computers and printers.

Specialty Products’ turnover decreased from £164.9 million for the year ended December 31, 2000, to £159.1 million for the year ended December 31, 2001, a decrease of 3.5%. The decrease was mainly due to reduced demand in the USA for Protection and Hygiene Products, Pigments, and Additives, caused by the impact of adverse economic conditions on customers. Pool and Spas’ turnover increased due to increased demand for Spa products.

NeoResins’ turnover decreased from £165.9 million for the year ended December 31, 2000 to £158.6 million for the year ended December 31, 2001, a decrease of 4.4%. NeoResins’ turnover decreased mainly due to lower demand from Coatings customers in the USA and Europe due to adverse economic conditions.

Stahl’s turnover decreased from £225.0 million for the year ended December 31, 2000 to £213.5 million for the year ended December 31, 2001, a decrease of 5.1%. The decrease was due to the sale of the Novacote business and lower demand from leather and automotive customers in the USA and Europe due to adverse economic conditions.

Operating costs
Operating costs increased from £718.7 million for the year ended December 31, 2000 to £759.4 million for the year ended December 31, 2001. Most of the increase related to variable costs of materials and distribution incurred as a result of the increased turnover and manufacture in Fine Chemicals. In addition manufacturing fixed costs increased, through both increased resources and depreciation on new assets, primarily to support the increased manufacture of pharmaceutical intermediates and DNA medicines in Fine Chemicals.

The following table sets forth operating profit for each of 2001 and 2000:

	Year ended December 31, 2001	Year ended December 31, 2000

	£ million	£ million
Businesses
Continuing operations:
Fine Chemicals	13.2	16.1
Electronic Materials	6.7	22.9
Specialty Products	23.6	28.3
NeoResins	26.5	29.9
Other	0.7	0.5
Unallocated cost	(51.1)	(55.0)

Operating profit from continuing operations	19.6	42.7
Discontinued operations: Stahl	28.8	32.1

Total operating profit	48.4	74.8

Operating profit
Total operating profit decreased from £74.8 million for the year ended December 31, 2000 to £48.4 million for the year ended December 31, 2001. Profit from continuing operations decreased from £42.7 million for the year ended December 31, 2000 to £19.6 million for the year ended December 31, 2001.

Fine Chemicals’ operating profit decreased from £16.1 million for the year ended December 31, 2000, to £13.2 million for the year ended December 31, 2001. Fine Chemicals’ operating profits for both years reflect the increased levels of income mentioned above, offset by increases in fixed costs, as it has continued to invest significantly in establishing the manufacturing base to support the increased business in pharmaceutical intermediates and DNA medicines.

Registered number: 3768265	37

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Electronic Materials’ operating profit decreased from £22.9 million in the year ended December 31, 2000, to £6.7 million for the year ended December 31, 2001. The decrease in profit was mainly due to the lower sales of Inkjet products noted above, while operating income relating to program development costs received in 2000 has not been repeated in 2001.

Specialty Products’ operating profit decreased from £28.3 million for the year ended December 31, 2000, to £23.6 million for the year ended December 31, 2001. The overall decrease was due primarily to the decreased sales noted above.

NeoResins’ operating profit decreased from £29.9 million for the year ended December 31, 2000, to £26.5 million for the year ended December 31, 2002. This decrease was due primarily to the decreased sales noted above, together with higher net raw material costs, offset by reductions in fixed costs.

Unallocated costs comprise amortization of goodwill and central costs not allocated to business segments. Amortization of goodwill at £41.8 million for the year ended December 31, 2001 is relatively unchanged from the previous year.

Other central costs, excluding amortization of goodwill, decreased from £10.9 million for the year ended December 31, 2000 to £8.5 million for the year ended December 31, 2001. The decrease in costs was due to reduced spending in central functions in 2001, together with the effect of profit-based employee bonuses not being incurred in 2001.

Stahl’s operating profit decreased from £32.1 million for the year ended December 31, 2000 to £28.8 million for the year ended December 31, 2001. The overall decrease was due primarily to the decreased sales noted above.

Share of operating profit from joint ventures
Avecia’s pro rata share of the earnings from both of the Image Polymers joint ventures has remained stable at £1.4 million for both the years ended December 31, 2000 and December 31, 2001.

Profit on disposal of business
The profit on disposal of business of £4.0 million in the year ended December 31, 2001 relates to the sale of Novacote on July 31, 2001.

Profit on ordinary activities before interest and tax
Net profit decreased from £76.2 million for the year ended December 31, 2000 to £53.8 million for the year ended December 31, 2001 as a result of the changes described above.

Net interest
Net interest expense for the year ended December 31, 2001 was £86.3 million, compared to a net expense of £103.6 million for the year ended December 31, 2000. Most of the decrease in 2001 was caused by a reduction in the impact of unrealized exchange effects. Decreases in interest rates and the effect of lower levels of debt were offset by the adverse impact of realized exchange effects.

Taxation
Taxation for the year ended December 31, 2001 is £5.8 million, arising on a loss before tax of £32.5 million. The net charge arises as a consequence of non recognition of tax credits in certain loss making jurisdictions. Financial Reporting Standard 19 – ‘Deferred Tax’ was adopted for the year ended December 31, 2001. This did not have a material impact on the financial statements.

Registered number: 3768265	38

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Liquidity and capital resources

The group’s consolidated statements of cash flows for the years ended December 31, 2002, 2001 and 2000 are set out below.

	Avecia Group plc Consolidated

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2002	2001	2000

	£ million	£ million	£ million

Cash inflow from operating activities	107.8	120.5	147.2
Dividends from joint ventures	5.5	2.9	2.7
Returns on investments and servicing of finance	(56.9)	(73.3)	(74.6)
Taxation	(4.1)	(7.7)	(9.2)
Capital expenditure	(43.1)	(62.1)	(64.2)
Acquisitions and disposals	196.2	31.1	(36.6)

Cash (outflow)/inflow before financing	205.4	11.4	(34.7)
Financing	(201.2)	(20.3)	(12.5)

Increase in cash in the period	4.2	(8.9)	(47.2)

Net cash inflow from operating activities
Cash generated from operations totaled £107.8 million for the year ended December 31, 2002 compared to £120.5 million for the year ended December 31, 2001 and £147.2 million for the equivalent period in 2000. The reduction in net cash inflow from 2001 to 2002 mainly arises as a result of the disposal of the Stahl business, which also has the effect of significantly reducing costs for servicing of finance through early repayment of debt from the disposal proceeds.

Capital expenditure
Net cash outflows in relation to capital expenditure and financial investment totaled £43.1 million for the year ended December 31, 2002 compared to £62.1 million for the year ended December 31, 2001 and £64.2 million for the equivalent period in 2000.

The levels of investment in new tangible fixed assets totaled £42.9 million for the year ended December 31, 2002 compared to £59.9 million for the year ended December 31, 2001 and £59.2 million for the equivalent period in 2000.

In 2002 capital expenditure was reduced by the effects of the disposal of the Stahl business, and by reductions in expansion spend for all business segments.

The group expects to continue to invest significant amounts in 2003. Budgeted capital expenditure for 2003 is £68 million of which £49 million is budgeted to be spent on Fine Chemicals expansion. As at December 31, 2002, commitments relating to this capital expenditure totaled £5.8 million. This expenditure will be funded from internal cash generation.

Acquisitions and disposals
Net cash inflows in relation to acquisitions and disposals totaled £196.2 million inflow for the year ended December 31, 2002 compared to £31.1 million for the year ended December 31, 2001 and £36.6 million outflow for the equivalent period in 2000.

In January 2002 the Group completed the disposal of the Stahl business to Luxembourg 101 S.A. and its affiliates. The gross proceeds arising on the disposal were Euros 378.7 million (£234.9 million), of which Euros 346.8 million (£215.1 million) was received as cash in January 2002, with the remainder received in January 2003. This resulted in the repayment of £187.3 million Term Debt as required by the bank facilities agreement. The net assets of the Stahl business at 31 December 2001 were £95.7 million, plus £124.1 million of associated goodwill, and during 2001 the business had delivered cash from operating activities of £24.4 million. The sale of the Stahl business in 2002, combined with the sale of the Novacote business in 2001, represents the disposal of the entire class of business previously reported as Stahl in the segmental analysis of the Group’s results. This entire class of business has therefore been shown as Discontinued Operations in the Financial Statements.

Registered number: 3768265	39

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Financing
Cash outflow on returns on investments and servicing of finance totaled £56.9 million for the year to December 31, 2002 compared to £73.3 million for the year ended December 31, 2001 and £74.6 million for the equivalent period in 2000. The reduction in 2002 compared to 2001 reflects the impact on interest costs of the repayment of debt following the disposal of the Stahl business.

The group finances its operations by a mixture of bank borrowings and high yield bonds. The group’s long term loans are raised centrally by group finance companies which fund operating subsidiaries, on commercial terms, all of which are included in the consolidated financial statements. The group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, using derivatives where appropriate to generate the desired interest rate profile. The derivatives used for this purpose are principally interest rate swaps and interest rate caps.

At December 31, 2002 the group had outstanding external borrowings of £581.6 million, comprising £337.0 million of 11% Senior Notes due 2009, £138.0 million of Senior Secured Credit Facility repayable in semi-annual installments between 2000 and 2006 (Term Loan A), £55.1 million of Senior Secured Credit Facility repayable in 2006/2007 (Term Loan B) and £51.4 million of Senior Secured Credit Facility repayable in 2007/2008 (Term Loan C). These facilities were originally established at the time of the Avecia Group plc acquisition of the specialty chemicals business of AstraZeneca plc and along with new share capital issued during the 6 months ended December 31, 1999 represent the greatest part of the financing.

The group also had available to it a £98.0 million Senior Secured Revolving Credit Facility until 2006. During the year ended December 31, 2002 Avecia drew down and repaid amounts totaling £25 million over several separate occasions under this facility, with a maximum drawing during the period of £15 million.

The group is required to make scheduled principal repayments of approximately £25 million on the Senior Debt in 2003, comprising approximately £9 million on June 30, 2003 and £16 million on December 31, 2003. In addition the group has made a prepayment on the Senior Debt of £5 million in January 2003 out of the remaining cash proceeds arising on the disposal of the Stahl business. The impact of seasonality on borrowing requirements is not significant.

The principal sources of funds continues to be the cash flows generated from operating activities and utilization of the undrawn Senior Secured Revolving Credit Facility discussed above, currently amounting to £98 million.

Under the terms of the Senior Notes, Avecia Group plc and certain of its subsidiaries are subject to restrictions over the sale of assets unless certain, specified conditions are met.

In addition, Avecia Group plc has committed:

–
that none of the restricted subsidiaries may declare or pay any dividend or other distribution on account of Avecia or any of its restricted subsidiaries’ equity interests unless certain, specified conditions are met;

–	not to purchase, redeem or otherwise acquire or retire any equity interest of itself or any intermediate holding company;
–	not to make any payment on or in respect of any subordinated debt with specified exceptions;
–	not to make any restricted investment;
–	to comply with specified restrictions over the incurrence of debt and issuance of preferred stock;
–	to comply with specified restrictions on merger, consolidation or sale of all or substantially all assets;
–	to comply with specified restrictions on transactions with affiliates;
–	to comply with specified restrictions on issuing guarantees of debt by restricted subsidiaries;
–	to comply with specified restrictions on designations of unrestricted subsidiaries.

The Senior Secured Credit Facility also requires the Group to operate within certain financial ratios, including:

Registered number: 3768265	40

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

(i)	a ratio of Consolidated EBITDA to Consolidated Net Interest Charges (as defined in the Credit Agreement)
(ii)	a ratio of Adjusted Cash Flow to Relevant Expenditure (as defined in the Credit Agreement)
(iii)	a ratio of Net Senior Debt to Consolidated EBITDA (as defined in the Credit Agreement)
(iv)	a maximum limitation on capital expenditure in each financial year.

These ratios are tested periodically (quarterly, half-yearly, or annually depending on each covenant) and compliance confirmed to the Bank Syndicate. The limits applicable to the financial ratios for each period were set out in the original Credit Agreement and are varied from time to time with the formal agreement of the Bank Syndicate. Avecia has not breached these financial ratio limits since the Credit Agreement came into force.

The Directors annually review the Group’s budget for the year and outline projections for the subsequent year, including cashflows and forecasts of headroom available against debt covenants. Following this review the Directors have formed a judgement that working capital is sufficient for the Group’s present requirements.

For details on the maturity profile of debt, currency and interest rate structure, see note 19 to the consolidated financial statements.

Research, development and process technology

Avecia’s research, development and process technology base has a long history of achievement in organic chemistry and color science and has significant expertise in polymer science, colloid science and microbial fermentation. A total of £58.8 million in 2002, £60.5 million in 2001 and £55.1 million in 2000 has been spent in research, development and process technology.

Over the years, the group’s technological abilities and continuous high levels of research, development and process technology investment have enabled it to achieve significant milestones. For example in the 1980s, Electronic Materials helped pioneer non-smudging inks for ink jet printers, and today the business is developing novel products for color copiers, laser printers and flat panel display products. Other research, development and process technology efforts have allowed Fine Chemicals to establish a strong position in the fast-growing market for pharmaceutical intermediates and a leading position in the emerging DNA medicines market. Similarly, efforts in NeoResins, Stahl and several Specialty Products businesses have enabled each business to develop key products and technology which differentiate them from their competitors in the key markets. The sale of the Stahl business in 2002 has had little impact on the core technical skills of Avecia – the advanced polymer technologies of NeoResins retain the greater part of the polymer skill base required within the coatings businesses of Avecia.

The research, development and process technology efforts are driven by the specific requirements and market trends in each of the businesses. Where appropriate, research, development and process technology efforts are managed in cross-functional teams which include commercial and manufacturing personnel. This structure supports clear business and customer focus.

Most of the research and development activities across all businesses are driven by specific customer programs and in many cases are carried out through collaborative arrangements. The largest research centre in Avecia is located at Blackley, near Manchester, with 250 scientists. A further 80 scientists are located at Waalwijk in the Netherlands and, following the recent acquisition of the remaining equity of Covion, 60 scientists in Frankfurt in Germany. In addition, Fine Chemicals has specialist research, development and process technology operations in Cheshire and Teesside and process technology departments at Grangemouth and Huddersfield. Blackley now supports the research, development and process technology functions of Electronic Materials and Specialty Products and is also home to corporate centers of excellence in polymers and analytical science, chemical hazards and knowledge management – which support all the businesses. NeoResins’ research, development and process technology operations are headquartered in Waalwijk.

The process technology groups, responsible for process research and development, are principally located at the main manufacturing sites, with substantial groups at Huddersfield, Grangemouth and Billingham in the United Kingdom, Waalwijk in the Netherlands, and in the United States and Canada.

Registered number: 3768265	41

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

A substantial number of technical service personnel work in customer service laboratories close to the customers and the markets in which the individual businesses operate. For more complex problems requiring in-depth investigation, the laboratories refer to the research and process technology groups. Electronic Materials and Fine Chemicals’ research, development and process technology is organized into customer-focused teams. This organization structure enables scientists and technicians to be in close contact with major customers in order to provide rapid solutions to customer problems and needs. The business strives to support innovation by devoting significant resources and managerial support to project management and rigorous stage-gate processes to reduce lead times and facilitate market entry for products.

Fine Chemicals and Electronic Materials have been identified as the principal sources of growth in the future, and Avecia therefore intends to devote additional amounts to research, development and process technology to support these businesses.

The following table sets forth the current focus areas in each of the businesses:

Business		Targeted applications
Fine Chemicals	•	Asymmetric hydrogen transfer catalysis and biotransformations (for chiral compounds)
	•	Solid phase/solution phase oligonucleotide assembly technology, novel expression systems for protein production, biosynthesis of large peptides.
	•	Solid phase peptide assembly and purification technology and automated techniques for process development.
	•	Phosphine derivatives for pharmaceuticals and catalyst ligands.
	•	Advanced systems used for the prevention of autopolymerization of monomers during manufacture.
Electronic Materials	•	Dye materials, ink and pigment materials for ink jet printers.
	•	Chemically produced toners, charge transport materials and infra-red absorbers in electrophotography.
	•	Organic light emitting materials for use in flat panel display products.
	•	Maintaining technical leadership in the Image Polymers Joint Venture.
Specialty Products	•	Fungicides for PVC, PU & silicones and antibacterial surfaces in particular textiles and food preparation areas.
	•	Improved systems for the preservation of Industrial water based products.
	•	Novel polymeric hyperdispersants and rheology modifiers for use in coatings, inks and plastics.
NeoResins	•	Maintaining technical leadership and formulations expertise in targeted application segments in Coatings and Graphic Arts.
	•	Continuous improvements in process chemistry.

Critical accounting policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are those described below:

Goodwill, impairment and amortisation – Purchased goodwill is capitalised and amortized over its estimated useful life, which is currently estimated to be 15 years. In addition goodwill is reviewed for impairment. The need for an impairment write down is assessed with reference to cash flow estimates discounted at 10%, based on historical results and best estimates of future market and operating conditions. As at 31 December 2002, Avecia held £318.3 million of unamortized goodwill in its balance sheet, having amortised £30.7 million of goodwill in the twelve months to 31 December 2002. A write-down of goodwill arising from impairment occurred during the same period amounting to £21.5 million. A change in the estimated life of goodwill, or a change in circumstances which may lead to an impairment of goodwill, would impact both the value of goodwill in the balance sheet and the amount of amortisation charged to operating profit in the period. We estimate that a one year reduction in the estimated useful life of goodwill would increase the annual amortisation charge by £2 million.

Registered number: 3768265	42

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Revenue recognition – Revenue is recognized when services have been rendered and significant risks and rewards in respect of ownership of the products are passed to the customer. Open market sales form the basis of most of Avecia’s turnover, and are recognized when legal title on manufactured product passes to the customer. Within Fine Chemicals, our dealings with customers are often governed by detailed contracts, which can have a significant bearing on determining when revenue should be recognized. Avecia evaluates the terms contained in such contracts in accordance with UK GAAP, using judgement to determine whether the risks and rewards of ownership have transferred to the customer, in arriving at the amounts to be recognized as revenue in each period. In the twelve months to 31 December 2002 the value of sales where contractual terms were a factor in determining revenue amounted to approximately £125 million.

Post Retirement Benefits – Pension costs are accounted for under SSAP24, using the advice of independent qualified actuaries, which requires the exercise of judgement in relation to assumptions for future salary and pension increases, inflation, and investment returns. The assumptions used are set out in note 27. We have also provided additional disclosures in accordance with FRS17. Had FRS17 been applied, the additional charge to profit and loss would have been £1.5 million.

Financial instruments – Receipts and payments on interest rate instruments are recognized on an accrual basis over the lives of the instruments, whilst gains and losses on contracts hedging forecast transaction cash flows are recognized in the same hedged periods. At December 31, 2002 the group had fixed interest rate swaps with a notional value of £36.2 million, with a remaining maturity of 1.5 years. In addition, at December 31, 2002 the group had £106.4 million interest caps in place. At December 31, 2002 the group had £59.6 million of outstanding gross foreign exchange contracts as a result of the transaction exposure cover outlined above. At December 31, 2002 the difference between book value and fair value of all financial instruments was an additional £36.9 million liability.

US GAAP

The net US GAAP result for the year ended December 31, 2002 was a loss of £20.4 million. The corresponding figure under UK GAAP was a loss of £42.6 million. The most significant differences compared to UK GAAP were the removal of goodwill amortization according to SFAS 142 (£30.7 million profit), the cumulative effect of change in accounting policy on adoption of SFAS 142 (£34.8 million loss) and the write back of the goodwill impairment charged under UK GAAP (£21.5 million profit). A full reconciliation of the differences is included in Item 18 Financial Statements, note 34.

New accounting standards

UK GAAP

No new accounting standards were adopted during the period.

US GAAP

US Reporting Standards

Statement of Financial Accounting Standards (SFAS) No. 141 ‘Business Combinations’ and SFAS No. 142 ‘Goodwill and Other Intangible Assets’ were issued in July 2001 and have been fully implemented by Avecia for the year ended December 31, 2002. Under SFAS No. 141, all business combinations initiated after 30 June 2001 must be accounted for using the purchase method. The pooling of interest method is no longer permitted. Intangible assets arising on acquisitions are required to be amortized to residual values over their estimated useful lives unless they are regarded as having indefinite useful lives, in which case they are tested annually for impairment. Goodwill, arising on a combination of businesses, is tested for impairment annually in lieu of amortization. SFAS No. 142 requires that goodwill and intangibles acquired prior to July 1, 2001 should continue to be amortized and tested for impairment until the adoption of the standard. Upon adoption of SFAS No. 142 an impairment test must be carried out on all intangible assets with indefinite useful lives and goodwill. Any impairment loss identified on the date of adoption of SFAS No. 142 should be accounted for as a cumulative effect of a change in accounting principle. Details of the impact of these statements can be found in note 34 to the financial statements.

Registered number: 3768265	43

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

SFAS No. 143 ‘Accounting for Asset Retirement Obligation’ addresses the accounting and reporting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. It is effective for accounting periods beginning on or after June 15, 2002. We have not yet evaluated the impact of this new standard on the financial statements of the company.

SFAS No. 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’ addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, ‘Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of’ and the accounting and reporting provision of APB Opinion No. 30, ‘Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions’, for the disposal of a segment of a business. This has been fully implemented by Avecia in the year ended December 31, 2002. It has not had, and is not expected to have, a significant impact on the financial statements of the company.

SFAS No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” was issued in April 2002. In most instances, SFAS 145 will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than extraordinary items as previously required. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Upon adoption Avecia does not expect this statement to have a material impact on the financial statements of the company.

SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” was issued in July 2002. This statement requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. It is effective for exit or disposal activities initiated after December 31, 2002. Avecia has decided to adopt the requirements of this standard early. The impact of this standard on the financial statements can be found in note 34.

In November 2002, the Emerging Issues Task Force (EITF) issued its consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF 00-21 addresses the issues of how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after 15 June 2003. The Group is in the process of assessing the impact of EITF 00-21.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after 31 December 2002. The Group is in the process of assessing the impact of adopting FIN 45.

Recent trends

The most significant trend recognised during 2002 was the impact of adverse worldwide economic conditions on many of our businesses. These trends have continued since 31 December 2002, with no upturn apparent which would create greater demand from our customers for our products. Our levels of production and inventories in these businesses are therefore being maintained at levels consistent with 2002 for the time being. A major part of our production and revenues in Fine Chemicals arises from the manufacture and supply of DNA medicines, peptides, and pharmaceutical intermediates according to customers’ specific requirements. While many of the Fine Chemicals’ customers who we sold to during 2002 have renewed or extended their requirements from us for 2003, some have not, and the business is actively engaged in identifying and securing business from other new customers to fill the capacity available.

Registered number: 3768265	44

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Item 6 Directors, senior management and employees

Directors and senior management

The following table sets forth information regarding the directors and executive officers of Avecia Group plc.

Name	Position	Term of office	Period of service in this capacity
Mr Jeremy P Scudamore	Chief Executive Officer, Director	Ongoing	Appointed June 23, 1999
Mr David C Greensmith	Chief Operating Officer, Director	Ongoing	Appointed June 23, 1999
Mr Derrick A Nicholson	Chief Financial Officer, Director	Ongoing	Appointed June 23, 1999

All of the directors set out above are directors of Avecia Holdings plc and Avecia Finance plc.

Jeremy Scudamore is aged 56. He joined ICI’s (subsequently Zeneca’s) agrochemical businesses in 1970, culminating in appointment as Business Director for Zeneca Agrochemicals in 1994. He was appointed Chief Executive Office of Zeneca Specialties (the predecessor business to Avecia) in 1997, and Chief Executive Officer of Avecia in 1999. He is on the board of the Chemical Industries Association, and on the editorial board of European Chemical News, and the advisory board of Chemical and Engineering News.

David Greensmith is aged 50. He joined ICI (subsequently Zeneca) in 1976 and held a variety of commercial roles in different chemicals businesses prior to being appointed Business Director for Zeneca Specialties in 1997, and subsequently Chief Operating Officer for Avecia in 1999.

Derrick Nicholson is aged 52. He joined ICI (subsequently Zeneca) in 1975 and held a range of financial positions in a number of different international chemical businesses within the group, culminating in his appointment as the Zeneca Group Corporate Finance Manager in 1997. He was appointed Chief Financial Officer for Avecia in 1999.

Compensation

None of the directors or executive officers of Avecia Group plc had interests in options or ordinary shares of Avecia Group plc or its subsidiaries at the end of the financial period.

During the year ended December 31, 2002, the aggregate amount of compensation paid by group companies to all directors and officers of Avecia Group plc was £801,000.

The executive directors have service contracts, on indefinite terms, with an appropriate group company which are capable of termination on 12 months notice by the company. The directors’ service contracts provide for specified benefits upon termination of employment: where termination is by reason of redundancy or unfair dismissal the benefit is 175% of annual base salary, and where by any other reason (other than for cause) is 125% of monthly base salary for the unexpired period of notice up to 12 months maximum.

The directors are contributing members of the Avecia UK Pension Fund. Refer to note 27 to the financial statements included herein for further details.

Board practices

The board of the parent company, Avecia Holdings plc has established the following standing committees, each with defined terms of reference, procedures, responsibilities and powers. The minutes of committee meetings are made available to all directors.

Audit committee: The audit committee comprises all the non-executive directors of Avecia Holdings plc and is normally chaired by a director other than the Chairman of Avecia Holdings plc. The names of the committee members are : M Askari, JGG Clarke, RD Lapthorne, BA Linden, PE Yea.

The Chief Executive and Chief Financial Officer, together with the external auditors, Group Controller, Head of Internal Audit and Company Secretary, attend all meetings of the Committee but are not members of the Committee. The committee also meets the external auditors without management present. The audit committee is charged with monitoring the adequacy and effectiveness of the systems of internal control and audit function, appointing, reviewing the scope and results of the work of the external auditors and reviewing the annual and interim financial statements of the group and related policies and assumptions.

Registered number: 3768265	45

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Remuneration committee: The remuneration committee comprises all the members of the Audit Committee, but it is chaired by the Chairman of Avecia Holdings plc. The Chief Executive attends meetings of the committee (save when his own remuneration is under consideration). The functions of the committee are to determine remuneration policy (including share option and incentive arrangements) for the executive directors and senior managers in the group and determine the amount of remuneration to be paid.

During the year ended December 31, 2002, the aggregate amount set aside or accrued by Avecia Group plc to provide pension, retirement or similar benefits for directors and officers of Avecia Group plc, who are members of the Avecia Group pension scheme, pursuant to any existing plan provided or contributed to by the company was £45,664.

Employees

The following tables set out employee figures by business and by geographic region.

	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

Average number of employees
United Kingdom	1,934	1,969	2,004
Continental Europe	605	1,236	1,348
The Americas	843	1,283	1,285
Asia, Africa and Australasia	58	295	280

	3,440	4,783	4,917

Registered number: 3768265	46

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

Average number of employees
Fine Chemicals	1,381	1,267	1,173
Electronic Materials	558	453	494
Specialty Products	591	695	762
Neoresins	678	698	688
Stahl (Discontinued)	—	1,145	1,578
Other	232	225	222

	3,440	4,783	4,917

Of the current employees approximately 700 work in research and development and technical services, 1,600 are employed in manufacturing and 1,100 are employed in the marketing and selling of products and administration of the businesses. Approximately 1,500 of these employees are members of trade unions. The number of employees fell in 2002 due to the disposal of the Stahl business.

Responsibility for employees rests with the separate businesses and functional departments. The human resources function is partly centralized at Manchester for the UK and Wilmington, Delaware for the US, from where employee-related matters such as salaries and benefits, training and development, health and safety and communications issues are co-ordinated.

Most of the employees are on full-time permanent contracts. As most operations are relatively complex and require advanced skills and knowledge, the level of employee commitment is highly valued. Extensive training programs exist at all locations covering all levels of workforce, including senior management.

Historically, the business has enjoyed good labor relationships and is committed to maintaining these relationships. There has been no significant labor dispute in any of the business’s sites since the formation of Avecia, nor in the two previous years with Zeneca Group. A constructive approach to union relationships is taken where there are unionized sites and the business has been able to secure the co-operation of both unions and the workforce with regard to significant changes and the process of continuous improvement.

Share ownership

None of the directors or executive officers of Avecia Group plc who served during the period own or have options to purchase securities from the registrant or its subsidiaries.

Registered number: 3768265	47

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Item 7 Major shareholders and related party transactions

Major shareholders

Avecia Group plc is a wholly owned subsidiary of Avecia Finance plc, which is itself a wholly owned subsidiary of Avecia Holdings plc. Avecia Holdings plc is owned by Avecia (Jersey) Limited. Avecia (Jersey) Limited is controlled by Investcorp SA and Cinven Limited and their affiliated and subsidiary companies.

Investcorp	Cinven
Investcorp House	Pinners Hall
48 Grosvenor Street	105-108 Old Broad Street
London	London
W1Y 6DH	EC2N 1EH

The major shareholders do not have different voting rights. The voting rights of preference shareholders are described in Item 10.

Avecia does not know of any arrangements, the operation of which might result in a change in control of the company.

Related party transactions

In June 1999, Cinven and Investcorp S.A. jointly directed the formation of Avecia, and its acquisition of the Zeneca Specialties business. Cinven and Investcorp S.A. continue to provide consulting services to the Group, for which they may receive payments of up to £400,000 per annum. In January 2002 Avecia completed the sale of its Stahl business to Luxembourg 101 S.A. and its affiliates. The purchase of Stahl from Avecia was managed by Investcorp S.A. on behalf of Luxembourg 101 SA and its affiliates, which under the terms of the Bond Indenture means that Luxembourg 101 SA is considered a related party. The sale of the Stahl business was therefore conducted under the terms of the bond indenture relating to related party transactions.

Other than with respect to employment agreements and compensation arrangements, there have been no material transactions between the company and management during the period covered by this 2002 20-F (or in any previous year in the last three years), nor are there presently proposed to be any material transactions, to which the company or any of its subsidiaries was or is a party and in which any director or executive officer, or ten per cent shareholder, or any relative or spouse thereof had or is to have a direct or indirect material interest.

During such periods there has been no, and at present there is no, material outstanding indebtedness to the company owed or owing by a director or executive officer of the company or any associate thereof.

Item 8 Financial information

Consolidated financial statements and other financial information

Refer to item 18 for details of the financial statements included in this annual report.

Legal proceedings

The company is involved from time to time in various claims and law suits incidental to the ordinary course of the business, such as contract disputes, product liability, personal injury claims and workers’ compensation claims. The company maintains insurance and in certain circumstances has recourse to AstraZeneca and, to the extent that the amounts in dispute may not be covered by such insurance, maintains provisions in those situations where management deems it appropriate in accordance with UK GAAP.

Although we believe our insurance coverage is adequate, we could, however, be required to pay a material amount if a claim is made against us that is not covered by insurance or for which we are not otherwise indemnified. Any such claim could have a material adverse effect on our financial condition and results of operations.

Registered number: 3768265	48

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Export sales

Turnover by geographic destination is shown in note 3 ‘Segmental Information’ for the years ended December 31, 2002 and 2001. The percentage and amount of export sales in the total amount of sales volume for the year ended December 31, 2002 is summarized below:

Sales destination	Sales value	Percentage of total sales value

Continental Europe	£159.8 million	27.8%
The Americas	£244.2 million	42.4%
Asia, Africa and Australasia	£80.3 million	13.9%

Dividends

Avecia Group plc has no plans to pay dividends in the foreseeable future.

Significant changes

No significant changes have taken place since the date of the financial statements.

Registered number: 3768265	49

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Item 9 The offer and listing

Price history
Avecia Group plc is a wholly owned subsidiary of Avecia Holdings plc and accordingly, shares in Avecia Group plc are not publicly traded. The table below sets out for the year ended December 31, 2002 and for the quarters and months indicated, the reported high and low market values for the 11% senior notes due 2009, based on financial information provided by Datastream:

	Luxembourg Stock Exchange per 11% senior note due 2009
	High	Low
Annual high and low market prices
Year ending December 31, 2000	103.25	93.50
Year ending December 31, 2001	105.75	93.25
Year ending December 31, 2002	104.00	79.44

	High	Low
Quarterly high and low market prices
Quarter ending March 31, 2001	96.57	96.56
Quarter ending June 30, 2001	105.75	96.57
Quarter ending September 30, 2001	101.07	94.00
Quarter ending December 31, 2001	96.50	93.25

Quarter ending March 31, 2002	103.50	96.00
Quarter ending June 30, 2002	104.00	98.50
Quarter ending September 30, 2002	98.50	94.50
Quarter ending December 31, 2002	97.50	79.44
Quarter ending March 31, 2003	84.065	79.44

Monthly high and low market prices

October 2002	97.50	93.00
November 2002	87.50	82.75
December 2002	82.75	79.44
January 2003	84.065	79.44
February 2003	84.065	83.875
March 2003	84.065	84.065

Markets

The outstanding exchange 11% senior notes due 2009 are listed on the Luxembourg Stock Exchange. The 16% redeemable pay-in-kind preference shares due 2010 are not registered for trading on any exchange.

The ordinary shares, preference shares and deferred shares of the company are not listed for trading on any exchange.

Item 10 Additional information

Memorandum and articles of association

General

Avecia Group plc was incorporated under the Companies Acts of England and Wales 1985 to 1989 as a public company limited by shares, registered under company number 3768265. The object for which the company was established can be found in Section IV of its Memorandum of Association, being to carry on business as a general commercial company.

Registered number: 3768265	50

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Directors

Directors’ interests

Provided that a director who is interested in a contract declares the nature of his interest at a meeting of the directors, that director may vote in respect of any contract or proposed contract or arrangement in which he is interested, and if he does vote his vote shall be counted and he will be counted in the quorum for the meeting.

Directors’ remuneration

The aggregate remuneration (if any) of the directors is determined by an ordinary resolution of the company. The aggregate remuneration is divided among the directors as they may agree. The directors, without the approval of any resolution of the company, may establish and contribute to an employees’ share scheme, option or incentive schemes and pension and life assurance funds.

Directors’ powers

The directors may borrow and raise money, including the giving of any guarantee, contract of indemnity or suretyship and the grant of any security, mortgage, charge or discharge for any debt or obligation of the company in any manner or way in which the company itself is empowered so to raise, give or grant.

Directors’ term of office and shareholding requirements

The directors are not required to retire by rotation and there is no age limit at which a director must retire. A director need not hold shares in the company in order to qualify for office as a director.

Share rights

Avecia Group plc has issued both US dollar denominated preference shares and sterling ordinary shares. The preference shares have a nominal value of US$1 each and were issued with a premium of US$24 each, giving an issue price of US$25. The ordinary shares have a nominal value of £1 each. The ordinary shares rank parri passu among themselves. The preference shareholders have certain income, redemption and repayment rights in priority to the holders of the ordinary shares.

Dividends
The preference shareholders have the right to receive dividends in priority to the ordinary shareholders at a fixed rate per annum of 16% of the issue price together with any arrears or accruals of dividends. There is provision for the payment of additional dividends to the preference shareholders if there is a default in the registration rights attaching to the preference shares. Prior to July 1, 2004, to the extent that the company decides not to pay the dividends upon the preference shares in cash, such dividend may be paid by the company through the issue and allotment of further preference shares to the preference shareholders. Ordinary shareholders are entitled to dividends only as and when declared by the company.

Capital
The preference shareholders have priority of repayment of capital on a winding up or other return of capital. Capital must be applied first in repayment of the issue price of the preference shares plus any unpaid arrears and accruals of dividends. Any balance is returned to the holders of the ordinary shares.

Redemption
The company may redeem all, but not some, of the preference shares for a redemption price per share equal to 116% of the liquidation preference value ($25 per share). The company may redeem all or any of the preference shares after January 1, 2005 at varying redemption prices. All outstanding preference shares must be redeemed on July 1, 2010 at 110% of the issue price.

Registered number: 3768265	51

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Board representation
The holders of the preference shares may appoint one person to be a non-executive director of the company in certain circumstances, including the failure by the company to redeem the preference shares when it is obliged to do so and if, after July 1, 2004, three or more installments of the fixed dividend on the preference shares are not paid in full.

Variation of Rights
The rights attaching to each class of shares may only be varied with the consent in writing of more than three quarters of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of that class.

Voting

The preference shares do not carry voting rights in respect of general meetings of the company. However in the event that a resolution is proposed affecting the rights of the preference shareholders in relation to the repayment of capital, the variation of the rights attaching to the preference shares or for the winding up or liquidation of the company, then the holders of the preference shares shall be entitled to receive notice of, attend and vote at such general meetings. Ordinary shares carry full voting rights.

Annual and extraordinary general meetings

The annual general meeting of the company, and any extraordinary general meeting called for passing a special resolution, require twenty-one clear days’ notice.

Other extraordinary general meetings may be convened by fourteen clear days’ notice. Shorter notice periods may be given if in the case of an annual general meeting, all members entitled to attend and vote agree and, in the case of an extraordinary general meeting, ninety-five percent of members entitled to attend and vote agree. Any notice of a general meeting of the company must specify the time and place of the meeting and state the general nature of the business to be transacted.

The quorum at a general meeting is generally set at one member.

Transfers of shares and change of control

There are provisions regulating the sale and transfer of ordinary shares in the event that such a sale and transfer would result in less than 50% of the issued ordinary shares of the company being held by Avecia Finance plc. No such transfer of shares will be permitted unless all the holders of the preference and ordinary shares are entitled to sell their shares to the proposed purchaser on the same terms and conditions as the original offer was made.

If a sale and transfer of shares is proposed which would result in certain changes in the beneficial ownership of the company, an offer must be made by the company to redeem all the preference shares.

Disclosure requirements

The Companies Act 1985 applies to the disclosure of share ownership in the company. The initial threshold for disclosure of shareholding is that any person having a material interest in 3% or more of the ordinary shares of the company will be required to notify the company of his holding. A person having an interest, material or otherwise, in 10% or more of the ordinary shares of the company will also be required to notify the company of his holding. The requirements of the City Code of Takeovers and Mergers will apply to any shareholder seeking to increase his holdings in the company above certain thresholds.

Material contracts

The company has not entered into any material contracts outside the ordinary course of the business.

Registered number: 3768265	52

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Exchange controls

There are no UK foreign exchange controls currently in force that restrict the export or import of capital or which affect the remittance of interest, dividends or other payments to non UK resident holders of the company’s securities (except as otherwise detailed in Taxation section below).

There are no limitations imposed by UK law or the company’s memorandum and articles of association which restrict the right of non UK resident or non UK citizen owners to hold or vote the securities of the company.

Taxation

11% senior notes due 2009

UK tax considerations

The following summary describes the principal United Kingdom tax consequences of the ownership of the 11% senior notes due 2009 (hereinafter referred to as ‘the notes’). Except where stated otherwise, this description deals only with the position of persons who are the absolute beneficial owners of their notes.

Avecia does not address all the tax consequences that may be relevant to a note holder. Nor do they address any of the tax consequences to holders that may be subject to special tax treatment, such as dealers in securities. The discussion below is generally based upon current United Kingdom tax laws and United Kingdom Inland Revenue practice in effect as at the date of this document which may be subject to change possibly on a retroactive basis.

Prospective investors are advised to consult their own tax advisers concerning United Kingdom tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. Avecia make no representations with respect to the tax consequences to any particular holder of notes.

Interest on the global notes and definitive notes

The global notes and definitive notes constitute “quoted Eurobonds” within the meaning of section 349(4) of the Income and Corporation Taxes Act 1988 (“ICTA”) as long as they continue to be listed on a “recognized stock exchange” within the meaning of section 841 of ICTA. The Luxembourg Stock Exchange is currently recognized for these purposes. Payments of interest on the global notes may be made without withholding on account of United Kingdom income tax.

If a UK collecting agent receives interest on the notes on your behalf and pays it on to you, the collecting agent may be required to make a return of information to the Inland Revenue under section 18 TMA1970.

Interest on the notes may be subject to income tax by direct assessment even where paid without withholding as it will be United Kingdom source income for United Kingdom tax purposes. If you are a holder who is not resident in United Kingdom and UK source interest is received without deduction or withholding of UK tax you will not be chargeable to UK tax unless you carry on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency in connection with which the interest is received or to which the notes are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

United Kingdom corporate taxpayers

If you are a corporate note holder within the charge to United Kingdom corporation tax you will in general be charged to tax on all returns on and fluctuations in value of the notes (whether attributable to currency fluctuations or otherwise) broadly in accordance with your statutory accounting treatment. You will generally be charged to tax in each accounting period by reference to interest accrued in that period and any profit or loss which, in accordance with your authorized accounting method, is applicable to that period.

Other United Kingdom taxpayers

Taxation of chargeable gains. The notes do not constitute “qualifying corporate bonds” within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992. If you are a note holder resident or ordinarily resident in the United Kingdom or carry on a trade, profession or vocation in the United Kingdom to which the notes are attributable, you may, depending on your circumstances, realize a chargeable gain or an allowable loss for the purposes of the United Kingdom taxation of chargeable gains upon a disposal of the notes.

Accrued income scheme. If you are a note holder who is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the notes are attributable, who sells redeems or otherwise disposes of your notes, any interest which has accrued since the last interest payment date (or where no interest payment date has accrued, the issue of the notes) may be chargeable to tax as income.

Registered number: 3768265	53

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Stamp duty and stamp duty reserve tax

You will not be subject to United Kingdom stamp duty or stamp duty reserve tax on the issue to you or the transfer by delivery of notes.

Proposed EU withholding tax directive

In June 1998, the European Commission presented to the Council of Ministers of the European Union a proposal for a Council Directive to ensure a minimum of effective taxation of savings income in the form of interest payments within the Community. The European Union has released a draft proposed European Union Savings Directive following agreement reached by Member States at the Feira European Council in June 2000 and the EU’s Council of Finance Ministers in November 2000.

It has been agreed that seven years after the Directive takes force, Member States shall exchange information on savings income with other Member States. A limited number of states will be allowed to apply a withholding tax instead of information provision for a transitional period of seven years.

Paying agents established in the Member States will be required to report details of interest payments made to individuals (interest payments to companies are excluded from the Directive).

US Federal income tax considerations

The following discussion describes the principal United States federal income tax consequences of the ownership and disposition of the notes by US holders (as defined below). This discussion applies to you only if you hold one or more notes as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended, (the ‘Internal Revenue Code’) and purchased the notes for cash pursuant to the original offering at their initial issue price. This description is based on the Internal Revenue Code, Treasury regulations, IRS rulings and pronouncements and judicial decisions all as in effect on the date of this annual report. All of these authorities are subject to change, possibly with retroactive effect. This discussion does not include any description of any state, local, estate or foreign tax consequences.

A “US Holder” is a holder of a note that for US federal income tax purposes is an individual citizen or resident of the United States; a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); an estate whose income is subject to US federal income taxation regardless of source; a trust if a US court can exercise primary supervision over its administration, and one or more US persons have the authority to control all of its substantial decisions.

This discussion does not address all of the tax consequences that may be relevant to you. This discussion also does not address any of your tax consequences if, you are subject to special tax treatment because you are a financial institution, United States expatriate, tax-exempt organization, insurance company, dealer or trader in securities or currencies, or otherwise, your functional currency is not the US dollar, or you will hold the notes as part of a position in a straddle or as part of a hedging, conversion or other integrated transaction, among others.

You are advised to consult your own tax advisors to determine the US federal tax consequences of purchasing, owning and disposing of the notes in light of your own particular circumstances, as well as to determine the effect of any state, local, estate or foreign tax laws on you.

Exchange of notes

If you exchange your outstanding notes for exchange notes in the exchange offer, you will not recognize gain or loss upon the receipt of your exchange notes. Your holding period in the exchange notes will include the holding period of your outstanding notes. Your tax basis in the exchange notes immediately after the exchange will be the same as your tax basis in the outstanding notes immediately before the exchange.

Interest on the notes

You will be taxed either when you receive interest or as you accrue interest, depending on your method of accounting for tax purposes. If you use the cash method of accounting, you are required to include the interest in your income when it is paid or payable. If you use the accrual method of accounting, you are required to include the interest in your income when it is earned, even though you may not actually receive a payment of interest at that time.

Registered number: 3768265	54

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

You will have to treat the interest that you include in income as foreign source income. In computing your foreign tax credit, with certain exceptions, you will have to treat the interest you include in income as “passive” or “financial services” income, which you treat separately from your other types of income.

Disposition of notes

When you sell or otherwise dispose of a note, including when, if ever, the group redeems or retires a note that you hold, you will recognize taxable gain or loss equal to the difference between the amount you realize on your disposition of your note and your adjusted tax basis in your note. For this calculation, you should exclude from the amount you realize the amount that is attributable to your accrued but unpaid interest, which you must treat as taxable ordinary interest income. Your adjusted tax basis in a note generally will be your purchase price for the note.

Pay-in-kind preference shares

UK tax considerations

The following discussion summarizes certain UK tax consequences of the ownership of pay-in-kind preference shares. Except where stated, it deals only with a holder of pay-in-kind preference shares who holds pay-in-kind preference shares as capital assets and does not deal with special situations such as that of dealers in securities or where the dividends on the pay-in-kind preference shares are, for tax purposes, deemed to be the income of any other person.

Taxation of dividends

UK holders of pay-in-kind preference shares

Under current UK taxation legislation, no withholding tax will be deducted from dividends paid by us.

Dividends paid in cash

A UK holder who is a UK resident individual who receives a cash dividend on the pay-in-kind preference shares will be entitled to a tax credit of an amount equal to 10% of the combined amount of the cash dividend and tax credit.

An individual so resident whose income is within the lower or basic rate tax bands will be liable to tax at 10% on the total of the cash dividend and the related tax credit and the tax credit will satisfy his income tax liability on the cash dividend. If the tax credit exceeds the individual’s liability to income tax on the total cash dividend and tax credit, the individual will not be able to claim payment of the excess. Higher rate taxpayers will be liable to tax on the dividend at the rate of 32.5% of the aggregate of the cash dividend received and the tax credit.

Subject to certain exceptions (inter alia particularly applicable to financial traders), a UK holder of pay-in-kind preference shares which is a UK resident company and which receives a dividend paid by the group will not be taxable on the dividend. The dividend and related tax credit will be treated as franked investment income. Such tax credit will be an amount equal to one ninth of the dividend. Pension providers and most UK resident companies are not entitled to the payment of tax credits in respect of dividends paid to them.

US holders of pay-in-kind preference shares

Under the terms of the US – UK income tax treaty, eligible U.S. holders are entitled to receive from the UK Inland Revenue, in respect of a cash dividend, a payment (the “treaty payment”) equal to the amount of the tax credit to which an individual resident in the UK would have been entitled had he received the dividend, reduced by an amount (the “UK withholding tax”) withheld from such payment equal to 15% of the sum of the dividend and the tax credit. The UK withholding tax cannot exceed the amount of the tax credit. At the current level of the tax credit, however, such US holders will not be entitled to receive any treaty payment. For example, with respect of a US holder who is entitled to a dividend (solely for illustrative purposes) of £90, the amount of the associated tax credit would be £10 (one-ninth of £90). However, since the amount withheld (here, 15% of £100) exceeds the amount of the tax credit, no actual treaty payment would be made and the US holder would receive only the cash dividend (here, £90).

Registered number: 3768265	55

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Dividends paid by the issuance of additional pay-in-kind preference shares

UK holders of pay-in-kind preference shares

The issuance of additional pay-in-kind preference shares paid up out of share premium account by Avecia to a UK holder of pay-in-kind preference shares should not give rise to a liability upon the holder to UK income tax or, in respect of corporate shareholders, corporation tax unless treated as a capital distribution for the purposes of corporation tax on chargeable gains, see “— Taxation of Capital Gains”. As such additional pay-in-kind preference shares will be paid up out of the share premium account, they will be deemed to be issued for new consideration for UK tax purposes and therefore the receipt of such shares by existing pay-in-kind preference shareholders will not give rise to a tax charge.

UK taxation of capital gains

UK capital gains tax (or, for companies, corporation tax on chargeable gains) applies to a UK holder on the disposal (including on redemption) of preference shares, ordinary pay-in-kind preference shares, if held as a capital asset.

On such disposal the capital gain or allowable loss is calculated by reference to the difference between the acquisition cost for UK tax purposes and the net proceeds realized. The issue price of each unit was allocated between the pay-in-kind preference share and the warrant based on a reasonable estimate of the relative fair market value of the warrants and the pay-in-kind preference shares on the issue date. £13.79 was allocated to each of the pay-in-kind preference shares. It is assumed that the Inland Revenue will accept such allocation for the purposes of the base cost of the warrants and the pay-in-kind preferred shares.

For disposals by holders of pay-in-kind preference shares other than companies subject to UK corporation tax, the amount of any gain brought into charge to tax will be reduced by reference to tapering relief depending on the period of ownership.

Capital gains realized by UK holders who are individuals are currently taxed at the highest marginal tax rate applicable to the individual’s income (subject to exemptions and reliefs including the annual exemption which is currently £7,700). Chargeable gains of UK holders who are companies are taxed at 30% for the financial year 1999 (subject to lower rates for small companies).

If a holder of pay-in-kind preference shares who is resident or ordinarily resident in the United Kingdom receives additional pay-in-kind preference shares his existing pay-in-kind preference shares and the additional pay-in-kind preference shares will be treated for the purposes of UK taxation of chargeable gains as the same asset acquired at the same time as his existing pay-in-kind preference shares. The exchange of pay-in-kind preference shares for exchange preference shares should not normally give rise to a liability to capital gains tax in respect of UK holders.

If a holder of pay-in-kind preference shares who is so resident disposes (including upon redemption) of the whole or part of his enlarged holding of pay-in-kind preference shares, he may, depending upon his individual circumstances, incur a liability to United Kingdom taxation of the chargeable gain.

A US holder that is not resident or ordinarily resident for tax purposes in the UK will not be liable for UK tax on capital gains on the disposal of the pay-in-kind preference shares unless the US holder carries on a trade, profession or vocation in the UK through a branch or agency and such shares are or have been used by, held by, or acquired for use by or for the purpose of such trade, profession, vocation, branch or agent.

UK stamp duty and stamp duty reserve tax

Stamp duty reserve tax, generally at a rate of 1/2 % on the consideration, is currently payable on any agreement to transfer shares or any interest therein unless: (i) an instrument transferring the shares is executed; and (ii) stamp duty, generally at a rate of 1/2 % is paid. The duty will, however, be refundable if within six years the agreement is completed by an instrument which has been duly stamped, generally at the rate of 1/2%. Generally, however, neither stamp duty or stamp duty reserve tax should be payable on the transfer of interests in shares under the applicable procedures of a clearing agency.

Stamp duty is currently payable at the rate of 1 1/2 % on the transfer or issue of shares to the custodian of a depository or the nominee of a clearing agency on the value of such shares. Avecia has agreed to pay any tax or duty arising pursuant to the arrangements relating to the deposit of the pay-in-kind preference shares and the additional pay-in-kind shares, in a clearing agency as described in this prospectus.

Registered number: 3768265	56

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

US Federal income tax considerations

The following discussion is a summary of the material United States federal income tax considerations relevant to the ownership and disposition of the pay-in-kind preference shares by holders who purchased the pay-in-kind preference shares for cash at their original “issue price” pursuant to the units offering. For this purpose, the “issue price” is the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the pay-in-kind preference shares is sold for money. This summary does not purport to be a complete analysis of all potential tax effects, and pertains only to a holder or beneficial owner of pay-in-kind preference shares who is a “US Holder” as defined above under “The Notes — US Federal Income Tax Considerations”.

The discussion is based upon the Internal Revenue Code, Treasury regulations, IRS rulings and pronouncements and judicial decisions all as in effect on the date of this annual report, all of which are subject to change at any time, possibly with retroactive effect.

The discussion does not address all of the US federal income tax consequences that may be relevant to a US Holder in light of such holder’s particular circumstances or to US Holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities, tax-exempt entities, US expatriates and persons holding the pay-in-kind preference shares as part of a “straddle”, “hedge” or “conversion transaction”. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with pay-in-kind preference shares held as “capital assets” within the meaning of section 1221 of the Internal Revenue Code.

Avecia has not sought and will not seek any ruling from the IRS with respect to its position discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the ownership or disposition of the pay-in-kind preference shares.

Exchange of pay-in-kind preference shares

If you exchange your outstanding pay-in-kind preference shares for exchange pay-in-kind preference shares in the exchange offer, you will not recognize gain or loss upon the receipt of your exchange pay-in-kind preference shares. Your holding period in the exchange pay-in-kind preference shares will include the holding period of your outstanding pay-in-kind preference shares. Your tax basis in the exchange pay-in-kind preference shares immediately after the exchange will be the same as your tax basis in the outstanding pay-in-kind preference shares immediately before the exchange.

Allocation of unit purchase price between pay-in-kind preference shares and warrants

The issue price of each unit was allocated between the pay-in-kind preference share, the preference warrant and the ordinary warrant based on a reasonable estimate of the relative fair market values of each such component of the unit on the issue date. With respect to each unit, Avecia intends to allocate approximately £13.79 to each pay-in-kind preference share and approximately £1.41 to each ordinary warrant and approximately £0.33 to each preference warrant. Each US Holder of pay-in-kind preference shares will be bound by such allocation for US federal income tax purposes unless such US Holder discloses on a statement attached to its tax return for the taxable year that includes the acquisition date of such unit that its allocation differs from this allocation. No assurance can be given that the IRS will accept this allocation. If this allocation were successfully challenged by the IRS, the issue price, the amount of redemption premium accrual on the pay-in-kind preference shares, and gain or loss on the sale or other disposition of a pay-in-kind preference share or warrant would be different from that resulting under the allocation determined by Avecia.

Distributions

Distributions on the pay-in-kind preference shares (including the amount of any UK withholding tax as discussed above in “UK Tax Considerations”), whether paid in cash or in additional pay-in-kind preference shares (and including any deemed distributions resulting either from a redemption premium on the pay-in-kind preference shares or upon a redemption of the pay-in-kind preference shares, all as discussed below), will be taxable as ordinary dividend income to the extent paid (or deemed paid) out of Avecia’s current or accumulated earnings and profits (as determined for US federal income tax purposes). To the extent that the amount of a distribution exceeds current and accumulated earnings and profits, the distribution will be treated as a return of capital, thus reducing the US Holder’s adjusted tax basis in such pay-in-kind preference shares. The amount of any such excess distribution that is greater than the US Holder’s adjusted basis in the pay-in-kind preference shares will be taxed as capital gain. For purposes of the remainder of this discussion, the term “dividend” refers to a distribution paid out of allocable earnings and profits, unless the context indicates otherwise. Dividends received by corporate holders will not be eligible for the dividends-received deduction allowed under section 243 of the Internal Revenue Code.

Registered number: 3768265	57

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Subject to certain complex limitations, the UK withholding tax discussed above in “UK Tax Considerations” will be treated for US tax purposes as a foreign tax that may be claimed as a foreign tax credit against the US Holder’s US federal income tax liability. Dividends paid with respect to the pay-in-kind preference shares will be treated as “passive income” or, in the case of certain US Holders, as “financial services income”, for purposes of computing allowable foreign tax credits for US tax purposes. Foreign tax credits allowable with respect to each category of income cannot exceed US federal income tax otherwise payable with respect to such income. The consequences of the separate limitation calculation will depend on the nature and sources of each US Holder’s income and the deductions allowable thereto. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Alternatively, a US Holder may claim the foreign tax paid as an itemized deduction in the taxable year. A deduction does not reduce US tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above.

Distributions of additional pay-in-kind preference shares

Pursuant to section 305(b) of the Internal Revenue Code, a distribution in the form of additional pay-in-kind preference shares will be treated as a taxable distribution, and therefore will be a dividend to the extent paid out of Avecia’s current or accumulated earnings and profits. See “— Distributions”. The amount of the distribution will be equal to the fair market value of the distributed pay-in-kind preference shares on the date of distribution (which generally will equal the related amount of the cash distribution that would have been payable by Avecia had the distribution not been paid in kind). A US Holder’s initial tax basis in any additional pay-in-kind preference shares distributed by Avecia will be equal to the amount that the US Holder is required to include in income in respect of such shares, which generally will be equal to the fair market value thereof on the date of distribution. The US Holder’s holding period for any such additional shares will begin on the day following the date of their distribution.

Redemption Premium

The redemption price of the pay-in-kind preference shares issued in the units offering exceeds their issue price by more than a de minimis amount. As a result, under section 305(c) of the Internal Revenue Code, such excess (the “redemption premium”) will be treated as a constructive distribution of additional pay-in-kind preference shares on pay-in-kind preference shares, which is required to be included in income by a US Holder as a distribution over the term of the pay-in-kind preference shares using a constant yield method similar to that used for accruing original issue discount on debt instruments.

For this purpose, the issue price of a pay-in-kind preference share acquired in the units offering will be equal to the portion of the issue price of a unit properly allocable to the pay-in-kind preference share, as described above in “— Allocation of unit purchase price between pay-in-kind preference shares and warrants”. As a result, a US Holder will recognize taxable income before receiving cash payments to which such income is attributable.

US Holders are advised to consult their own tax advisors regarding the application of the redemption premium rules to the pay-in-kind preference shares.

Redemption

If a redemption of the pay-in-kind preference shares for cash is treated as a sale or exchange under section 302 of the Internal Revenue Code, the redemption would result in capital gain or loss equal to the difference between the amount of cash and the fair market value of any other proceeds received in such redemption and the US Holder’s adjusted tax basis in the pay-in-kind preference shares redeemed in the manner described below under “— Sale or Other Disposition”. Alternatively, if a redemption of pay-in-kind preference shares is treated as a distribution, the redemption distribution will be taxable as a dividend to the extent of Avecia’s current or accumulated earnings and profits (as determined for federal income tax purposes). See “— Distributions”.

A redemption of pay-in-kind preference shares for cash generally will be treated as a sale or exchange under section 302 of the Internal Revenue Code only if:

(i)	after the redemption the US Holder does not own, actually or constructively within the meaning of section 318 of the Internal Revenue Code, any of Avecia’s shares,

(ii)	the redemption is “substantially disproportionate” with respect to the redeeming US Holder as such term is defined in section 302(b)(2) of the Internal Revenue Code, or

(iii)
the redemption is “not essentially equivalent to a dividend” with respect to the redeeming US Holder under section 302(b)(1) of the Internal Revenue Code. Whether a redemption qualifies as “substantially disproportionate” or as “not essentially equivalent to a dividend” as to a US Holder will depend upon all the relevant facts and circumstances at the time of the redemption.

Registered number: 3768265	58

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

In particular, although a redemption of any preferred shares (such as pay-in-kind preference shares) from a US shareholder who does not own (directly or indirectly) any ordinary shares in the same company generally would be treated for US tax purposes as “not essentially equivalent to a dividend”, there is a risk that the IRS may take the position that a redemption of pay-in-kind preference shares from a US Holder who also owns ordinary shares of Avecia Group plc or of Avecia Holdings plc (or warrants to acquire any such ordinary shares) that are not also redeemed or contemporaneously disposed of cannot qualify as a sale or exchange and instead must be treated as a distribution taxable as a dividend. US Holders of both pay-in-kind preference shares and ordinary warrants (or ordinary shares of the company or Holdings) should consult their own tax advisors on whether any particular redemption of pay-in-kind preference shares would be treated as a sale or exchange or alternatively as a distribution taxable as a dividend.

Sale or other disposition

Upon the sale, exchange or other disposition of pay-in-kind preference shares, a US Holder will recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realized and the US Holder’s adjusted tax basis in the pay-in-kind preference share. In general, a US Holder’s adjusted tax basis in a pay-in-kind preference share is the portion of the issue price of a unit properly allocable to the pay-in-kind preference share (as described above in “— Allocation of unit purchase price between pay-in-kind preference shares and warrants”) plus any amount included in gross income as a constructive distribution of redemption premium taxable as a dividend (as described above in “— Redemption Premium”), less the amount of any prior distribution treated as a nontaxable return of capital. Such gain or loss will be a capital gain or loss and will be long-term capital gain or loss if the pay-in-kind preference share was held for more than one year. Gain or loss from the sale or exchange of pay-in-kind preference shares generally will be treated as US source gain or loss for foreign tax credit purposes. In the case of individual US Holders, capital gains are subject to US federal income tax at preferential rates if the prescribed minimum holding periods are met. The deductibility of capital losses is subject to certain limitations.

If a US Holder receives pounds sterling (or another foreign currency) on a redemption, sale or exchange of pay-in-kind preference shares, such holder may recognize ordinary income or loss as a result of currency fluctuations between the date of such redemption, sale or exchange and the date the proceeds are converted into US dollars.

US Information reporting and backup withholding

A US Holder of notes or pay-in-kind preference shares may be subject to US information reporting and possible backup withholding at a rate of 31% with respect to payments of principal and interest on the notes or dividends paid on the pay-in-kind preference shares or gross proceeds upon a sale or other disposition of any of such securities. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any US persons required to establish their exempt status generally must file IRS Form W-9 (‘Request for Taxpayer Identification Number and Certification’). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries.

Backup withholding is not an additional tax; any amounts so withheld are creditable against the US Holder’s federal income tax, provided the required information is timely provided to the IRS. Finalized Treasury regulations that have recently become effective have generally expanded the circumstances under which the US information reporting and backup withholding rules are applicable.

Holders are advised to consult their own tax advisors regarding the application of the US information reporting and backup withholding rules, including the finalized Treasury regulations.

Documents on display

Documents referred to in this document are retained at the company’s registered office at:

PO Box 42
Hexagon House
Blackley
Manchester M9 8ZS
United Kingdom
Telephone (+ 44) 161 740 1460

Registered number: 3768265	59

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Subsidiary information

Details of the subsidiaries of Avecia Group plc are disclosed in ‘Item 4 – Information on the company’ under the title ‘Organizational structure’.

Item 11 Quantitative and qualitative disclosures about market risk

All of the figures in Item 11 have been prepared under UK GAAP.

Risk management

The group’s funding, liquidity and exposure to interest rate and foreign exchange rate risks are managed by the group’s treasury department. Treasury operations are conducted within a framework of policies reviewed and agreed by the board.

The group holds or issues financial instruments for two main purposes:

•	to finance operations; and

•	to manage the interest rate and currency risk arising from its operations and from its sources of finance.

These are transacted by specialist treasury personnel and the internal control environment is reviewed regularly.

Excluding risks arising from changes in the market for and prices of individual raw materials, the principal market risks to which Avecia is exposed are:

•	interest rates on debt; and

•	foreign exchange rates.

The following risk management discussion and the estimated amounts generated from the analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets. The analysis methods used by Avecia to assess and mitigate the risks discussed above should not be considered projections of future events or losses.

Interest rate risk

The group has an exposure to interest rate risk and, within this category of market risk is most vulnerable to changes in US dollar, sterling and euro interest rates. To manage interest rate risk, the group manages its proportion of fixed to variable rate borrowings within limits approved by the board, primarily through issuing long term fixed rate and deep discount bonds and variable rate term loans, and by utilizing interest rate swaps and interest rate caps. The group’s policy is to manage its exposure to interest rate fluctuations on its borrowings and deposits by using interest rate swaps and interest rate caps. The group’s policy is to keep at least 50 per cent of net external debt at fixed or capped rates of interest for the period of the borrowing. At the year end and after taking account of interest rate swaps, the proportion of the group’s borrowings at fixed rates was 64% (2001:61%). In addition, 19% (2001:14%) of the group’s borrowings were floating rate but were covered by interest rate caps.

See note 19 of the UK GAAP consolidated financial statements for additional information on interest rate risks.

On June 30, 1999 the company issued 11% senior notes with a gross value of $540 million which represents £337 million at December 31, 2002 gross of fees. Net of fees the carrying value of the notes was £326 million at December 31, 2002. The company also issued variable rate senior debt of £470 million (out of a total facility of £485 million) with variable interest rates between LIBOR plus 2% and LIBOR plus 3% which on July 6, 1999 was redenominated into $229 million (with a variable interest rate initially set at 7.7% on $95 million and 8.2% on $134 million) and €497 million with a variable interest rate initially set at 4.6% on €436 million and 5.1% on €61 million. Effective on August 2, 1999 the interest rates of a portion of these variable rate loans ($58 million and €131 million) were swapped for fixed rates of 6.53% on the US Dollar loan and 3.83% on the Euro loan, and the interest rates of a further $58 million and €131 million were capped at rates of 6.5% and 4%, respectively and were effective on August 2, 1999 and June 30, 1999, respectively. On October 1, 1999 the final £15 million was issued and denominated into €24 million. Taking into account the interest rate swaps, approximately 17% (£93 million) of the total debt is now subject to variable interest rates when relevant interest rates are above the capped rates and 36% (£199 million) is subject to variable interest rates when relevant interest rates are below the capped rates.

Registered number: 3768265	60

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Currency risk

The group publishes its financial statements in pounds sterling and conducts businesses in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements which will affect the group’s transaction costs and revenues and the translation of the results and underlying net assets of its subsidiaries.

The group hedges a substantial portion of its exposure to fluctuations on the translation into pounds sterling of its foreign currency net assets by holding borrowings in foreign currencies.

Exchange differences arising on the retranslation of foreign currency net borrowings and foreign exchange swaps are recognized in the statement of total recognized gains and losses to match exchange differences on foreign equity investments, in accordance with the UK accounting standard SSAP 20 – Foreign Currency Translation.

For the year ended December 31, 2002, 71% of Avecia’s sales were made outside of the United Kingdom and over 48% of the fixed production and cost base was in the UK. Avecia’s results of operations and financial position are thus significantly impacted by the fluctuation of the pound sterling against the major currencies in which the group transacts, namely the US Dollar, the Euro and the Japanese Yen.

In order to manage Avecia’s currency exposure, part of the debt is denominated in those currencies where the group has positive cash flow. The Avecia board’s policy is to hedge at least 50% of its projected foreign currency net cash flow after interest and tax. For those currencies not absorbed by debt service, the group hedges, on a rolling 12 month basis, the translation of a proportion of its forecast future net cash flows denominated in US dollars, Euro currencies and Japanese yen with forward foreign currency contacts. This limits in part the transactional exposure of the group’s net cash flows to movements in exchange rates. The gain or loss on the hedge is recognized at the same time as the underlying transaction.

In respect of its debt at December 31, 2002, Avecia is exposed to the fluctuation of the US Dollar and the Euro with regard to the recorded balance sheet amount of such debt. The fixed rate notes of $540 million are denominated in US Dollars which translated at December 31, 2002 rate equate to £337 million gross value (£326 million net of unamortised fees); long term bank debt established in US Dollars and Euros as at December 31, 2002 comprising $171 million (£107 million gross value and £105 million net of fees valued at December 31, 2002 rate) of US Dollar debt and €215 million (£138 million gross value and £131 million net of fees valued at December 31, 2002 rate) of Euro denominated loans give an additional exposure to exchange rate movements. A 10% favorable change compared with the December 31, 2002 rates in both the US Dollar and Euro exchange rates simultaneously would result in an overall increase in the recorded amount of the debt of approximately £56 million.

Sensitivity analysis

For financial instruments held, the group has used a sensitivity analysis technique that measures the change in the fair value of the group’s financial instruments from hypothetical changes in market rates.

The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed, which therefore should not be considered a projection of likely future events and losses. The sensitivity analysis presented below does not take into account the possibility that rates of the currencies of different countries can move in opposite directions and that gains from one category may or may not be offset by losses from another category. Market values have been used to determine the fair value of forward foreign currency contracts and all listed debt issued. The fair values of all other items have been calculated by discounting expected future cash flows at prevailing interest rates. The estimated changes in fair values for interest rate movements are based on an instantaneous decrease of 1% (100 basis points) in the specific rate of interest applicable to each class of financial instruments from the levels effective at December 31, 2002, with all other variables remaining constant. The estimated changes in the fair value for foreign exchange rates are based on an instantaneous 10% weakening in sterling against all other currencies from the levels applicable at December 31, 2002, with all other variables remaining constant. Such analysis is for illustrative purposes only – in practice, market rates rarely change in isolation.

Registered number: 3768265	61

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

The impact on the income statement of fluctuating exchange rates on the interest expense is as follows: assuming December 31, 2002 foreign currency debt levels of £236 million and taking into account the changes in the levels of foreign currency interest rates and interest rate swaps and caps, a ten per cent unfavorable change in the US Dollar and Euro exchange rates would impact net interest expense by £7 million.

Assuming December 31, 2002 variable rate debt levels of £236 million and taking into account the interest rate swaps which were transacted on June 10, 1999, a one-point change in interest rates would impact net interest expense by £1 million when relevant interest rates are above the capped rates. When relevant interest rates are below the capped rates this impact would increase to £2 million.

This sensitivity analysis does not take into account the possibility that gains from one category may be offset by losses from another category.

Fixed rate debt outstanding at December 31, 2002 with a carrying value of £326 million and fair value of £260 million at December 31, 2002 exchange rates has been excluded from the above interest expense sensitivity analysis.

Assuming December 31, 2002 fixed rate debt levels, using December 31, 2002 exchange rates, a one per cent fall in interest rates would adversely impact the fair value of the fixed rate debt by £28 million.

The 16% preference shares of $56 million which were issued on June 30, 1999 are classified within shareholders’ equity for UK GAAP purposes and have been excluded from the above sensitivity analysis.

Liquidity risk

Group policy is to match currency cash expenditure with currency cash income subject to the existence of a free market for that debt and differences in funding costs between markets. Net group borrowings comprise bank debt (£236m; 2001: £440m) which is due to be repaid by June 2008 and a High Yield Bond (£326m; 2001 £359m) due 2009. 5% (2001: 3%) of the group’s total borrowings at the year end will become due in the next 12 months, 90% (2001: 91%) in more than two years and 65% (2000: 64%) will become due in more than five years.

At 31 December 2002, the group also had undrawn committed borrowing facilities of £98.0m (2001: £97.6m).

Credit risk

Avecia contains credit risk by ongoing review procedures. Counterparties to the interest rate swaps and foreign exchange contracts are all commercial banks with a long term credit rating of AA- or better.

Exchange rates

Exchange rate movements during the year adversely impacted profit before exceptional items and tax by £5 million. The adverse impact of exchange rate movements on the translation of overseas operating profit was £1 million and on transactions in the year was £6 million, giving a total impact on operating profit of £7 million. Exchange rate movements also favorably affected the interest charge by £2 million.

Item 12 Description of securities other than equity securities

Not applicable to annual reports filed on Form 20-F.

Registered number: 3768265	62

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Part II

Item 13 Defaults, dividend arrearages and delinquencies

No matters to report.

Item 14 Material modifications to the rights of security holders and use of proceeds

No matters to report.

Item 15 Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of Avecia’s disclosure controls and procedures (as defined in US Exchange Act Rule 15d-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date, Avecia’s disclosure controls and procedures were effective to ensure that material information relating to Avecia was made known to them by others within Avecia particularly during the period in which this Form 20-F was being prepared.

There were no significant changes in Avecia’s internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in Avecia’s internal controls requiring corrective actions.

Item 16 [Reserved]

Registered number: 3768265	63

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Part III

Item 17 Financial statements

Not applicable.

Item 18 Financial statements

Index to Consolidated and Combined financial statements
Report of independent auditors	68
Consolidated profit and loss accounts for the years ended December 31, 2002, 2001, and 2000.	69
Consolidated balance sheets at December 31, 2002 and 2001.	70
Consolidated cash flow statements for the years ended December 31, 2002, 2001, and 2000.	71
Consolidated statements of total recognized gains and losses for the years ended December 31, 2002, 2001 and 2000.	72
Reconciliation of consolidated movements in shareholders’ funds for the years ended December 31, 2002, 2001 and 2000.	72
Notes to the consolidated financial statements	73

Item 19 Exhibits
Exhibit number	Description
1.1	Avecia’s Memorandum of Association
1.2	Avecia’s Articles of Association
8	List of significant subsidiaries
10.1	Certification pursuant to 18 U.S.C section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

Please refer to item 10 -Additional information for Avecia’s Memorandum and Articles of Association.

Registered number: 3768265	64

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Signatures

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Avecia Group plc

Registrant

By:	/s/ D A NICHOLSON

D A Nicholson
Chief Financial Officer

Dated April 28, 2003

Registered number: 3768265	65

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

I, Jeremy P. Scudamore, certify that:

1. I have reviewed this annual report on Form 20-F of Avecia Group plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 28, 2003
	By:	/s/ Jeremy P. Scudamore

Jeremy P. Scudamore
Chief Executive Officer

Registered number: 3768265	66

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

I, Derrick A. Nicholson, certify that:

1. I have reviewed this annual report on Form 20-F of Avecia Group plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 28, 2003
	By:	/s/ Derrick A. Nicholson

Derrick A. Nicholson
Chief Financial Officer

Registered number: 3768265	67

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Report of independent auditors to the shareholders and board of directors of Avecia Group plc

We have audited the accompanying consolidated balance sheets of Avecia Group plc and subsidiaries as at December 31, 2002 and 2001 and the related consolidated profit and loss accounts, consolidated cash flow statements, consolidated statements of total recognized gains and losses and reconciliations of consolidated movements in shareholders’ funds for the years ended December 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Avecia Group plc’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avecia Group plc and subsidiaries as at December 31, 2002 and December 31, 2001 and the financial results for the years ended December 31, 2002, December 31, 2001 and December 31, 2000 in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected the financial position and results of operations of Avecia Group plc for the above mentioned periods to the extent summarized in note 34 (as restated) to the consolidated and combined financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

Manchester, England
28 April, 2003

Registered number: 3768265	68

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Consolidated profit and loss accounts
		For the year ended December 31, 2002	For the year ended December 31, 2002	For the year ended December 31, 2001	For the year ended December 31, 2001	For the year ended December 31, 2000	For the year ended December 31, 2000
	Note	£ million	£ million	£ million	£ million	£ million	£ million
Turnover: group and share of joint ventures			589.2		815.1		800.5
Less: share of joint ventures’ turnover			(13.5)		(11.5)		(10.9)

Group turnover	3

Continuing operations		575.7		590.1		564.6
Discontinued operations		—		213.5		225.0

			575.7		803.6		789.6

Operating costs	4		(567.5)		(759.4)		(718.7)
Exceptional operating costs	4		(32.6)		—		—
Other operating income	4		7.6		4.2		3.9

Group operating (loss)/profit
Continuing operations		(16.8)		19.6		42.7
Discontinued operations		—		28.8		32.1

			(16.8)		48.4		74.8
Share of operating profit of Joint Ventures			2.2		1.4		1.4
Profit on disposal of business	5		9.4		4.0		—

(Loss) / Profit on ordinary activities before interest and taxation			(5.2)		53.8		76.2

Other interest receivable and similar income	9		34.5		2.6		3.8
Interest payable and similar charges	10		(65.4)		(88.9)		(107.4)

Loss on ordinary activities before taxation			(36.1)		(32.5)		(27.4)
Taxation on loss on ordinary activities	11		(6.5)		(5.8)		(8.1)

Loss on ordinary activities after taxation	3-10		(42.6)		(38.3)		(35.5)
Attributable to minority interest	24		—		—		—

Loss for the period			(42.6)		(38.3)		(35.5)

Appropriation			(6.0)		(5.4)		(4.5)

Retained loss for the financial period			(48.6)		(43.7)		(40.0)

The accompanying notes are an integral part of these financial statements.

Registered number: 3768265	69

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Consolidated balance sheet
		Avecia Group plc Consolidated

		Balance Sheet as at
		December 31, 2002	December 31, 2001

	Note	£ million	£ million
Fixed assets
Intangible assets	12
Goodwill		318.3	500.4
Other intangible assets		11.7	11.4

		330.0	511.8
Tangible assets	13	336.1	401.8
Investments	14
Investments in joint ventures
Share of gross assets and goodwill		23.3	28.3
Share of gross liabilities		(1.5)	(1.1)

		21.8	27.2

		687.9	940.8
Current assets
Stocks	15	83.8	130.6
Debtors	16	137.9	166.8
Cash at bank and in hand		16.2	12.6

		237.9	310.0
Creditors: amounts falling due within one year	17	(127.1)	(155.3)

Net current assets		110.8	154.7

Total assets less current liabilities		798.7	1,095.5
Creditors: amounts falling due after more than one year	18	(545.3)	(790.2)
Provisions for liabilities and charges	20	(33.6)	(31.8)

Net assets		219.8	273.5

Capital and reserves
Called up share capital	22	330.5	330.4
Share premium account	23	15.2	16.4
Profit and loss account	23	(128.7)	(77.1)
Shares to be issued	23	2.8	2.7

Shareholders’ funds		219.8	272.4

of which: equity shareholders’ funds		184.8	240.4
non-equity shareholders’ funds		35.0	32.0

		219.8	272.4
Minority interests	24	–	1.1

Shareholders’ funds and minority interests		219.8	273.5

The accompanying notes are an integral part of these financial statements

Registered number: 3768265	70

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Consolidated cash flow statements
		Avecia Group plc Consolidated

		For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
		2002	2001	2000

	Note	£ million	£ million	£ million
Cash inflow from operating activities	28	107.8	120.5	147.2
Dividends from joint ventures	29	5.5	2.9	2.7
Returns on investments and servicing of finance	29	(56.9)	(73.3)	(74.6)
Taxation		(4.1)	(7.7)	(9.2)
Capital expenditure and financial investment	29	(43.1)	(62.1)	(64.2)
Acquisitions and disposals	29	196.2	31.1	(36.6)

Cash (outflow)/inflow before financing		205.4	11.4	(34.7)
Financing	29	(201.2)	(20.3)	(12.5)

Increase/Decrease in cash in the period		4.2	(8.9)	(47.2)

Reconciliation of net cashflow to movement in net debt
		Avecia Group plc Consolidated

		For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
		2002	2001	2000

	Note	£ million	£ million	£ million
(Decrease)/increase in cash in the period		4.2	(8.9)	(47.2)
Cash inflow from increase in debt and lease financing		(39.0)	(63.0)	(26.0)
Cash outflow from decrease in debt and lease financing		240.3	82.6	36.1

Change in net debt resulting from cash flows		205.5	10.7	(37.1)
Cash/(loans and finance leases) acquired with subsidiary		—	0.5	(0.3)
Translation differences		41.2	(10.1)	(37.2)
Non-cash items		(5.1)	0.9	(3.4)

Movement in net debt in the period		241.6	2.0	(78.0)
Net debt at the start of the period		(792.9)	(794.9)	(716.9)

Net debt at the end of the period	30	(551.3)	(792.9)	(794.9)

The accompanying notes are an integral part of these financial statements.

Registered number: 3768265	71

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Consolidated statements of total recognized gains and losses
	Avecia Group plc Consolidated

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2002	2001	2000

	£ million	£ million	£ million
Loss for the financial period
Group	(44.8)	(39.8)	(37.0)
Share of joint ventures	2.2	1.5	1.5

	(42.6)	(38.3)	(35.5)
Net exchange differences on the retranslation of net investments and related borrowings	(9.0)	(3.4)	2.3

Total recognized losses relating to the financial period	(51.6)	(41.7)	(33.2)

Reconciliation of consolidated movements in shareholders’ funds
		Avecia Group plc Consolidated

		For the year ended December 31,	For the year ended December 31,	For the Year ended December 31,
		2002	2001	2000

	Notes	£ million	£ million	£ million
Loss for the financial period		(42.6)	(38.3)	(35.5)
Appropriation of profit relating to non equity shares		(6.0)	(5.4)	(4.5)

		(48.6)	(43.7)	(40.0)
Other recognized gains and losses relating to the period (net)	23	(10.1)	(3.1)	4.1
New share capital subscribed	22	0.2	0.1	0.2
Premium on share issues (net of issue costs)	23	5.3	4.6	3.5
Shares to be issued	23	0.2	0.4	0.4
Amortization of share issue costs	23	0.4	0.4	0.5

Net addition to shareholders’ funds		(52.6)	(41.3)	(31.3)

Opening shareholders’ funds		272.4	313.7	345.0

Closing shareholders’ funds		219.8	272.4	313.7

The accompanying notes are an integral part of these financial statements.

Registered number: 3768265	72

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (forming part of the financial statements)

1 Basis of preparation

General

The financial statements have been prepared in accordance with generally accepted accounting standards in the United Kingdom (‘UK GAAP’), and under the historical cost accounting rules. These accounting standards differ in certain significant aspects from generally accepted accounting principles in the United States (‘US GAAP’) (see note 34).

Consolidated financial statements

The consolidated financial statements include the financial position of the company and its subsidiary undertakings for the years ended December 31, 2002 and December 31, 2001 and the financial results of the company and its subsidiary undertakings for the years ended December 31, 2002, December 31, 2001 and December 31, 2000. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. All significant intercompany accounts and transactions have been eliminated.

A joint venture is an undertaking in which the group has a long-term interest and over which it exercises joint control. The group’s share of the profits less losses of joint ventures is included in the consolidated profit and loss account, and its interest in their net assets is included in investments in the consolidated balance sheet.

Going Concern

The directors have reviewed the Group’s budget for the current year and outline projections for the subsequent year including cash flows and forecasts of headroom available against debt covenants. Following this review, the Directors have formed a judgment that at the time of approval of the financial statements, the Group has sufficient resources to continue operating for the foreseeable future. For this reason, the Directors continue to prepare the financial statements on a going concern basis.

New accounting standards

UK Accounting Standards

No new UK accounting standards were adopted during the year ended December 31, 2002.

US Accounting Standards

Statement of Financial Accounting Standards (SFAS) No. 141 ‘Business Combinations’ and SFAS No. 142 ‘Goodwill and Other Intangible Assets’ were issued in July 2001 and have been fully implemented by Avecia for the year ended December 31, 2002. Under SFAS No. 141, all business combinations initiated after 30 June 2001 must be accounted for using the purchase method. The pooling of interest method is no longer permitted. Intangible assets arising on acquisitions are required to be amortized to residual values over their estimated useful lives unless they are regarded as having indefinite useful lives, in which case they are tested annually for impairment. Goodwill, arising on a combination of businesses, is tested for impairment annually in lieu of amortization. SFAS No. 142 requires that goodwill and intangibles acquired prior to July 1 2001 should continue to be amortized and tested for impairment until the adoption of the standard. Upon adoption of SFAS No. 142 an impairment test must be carried out on all intangible assets with indefinite useful lives and goodwill. Any impairment loss identified on the date of absorption of SFAS No. 142 should be accounted for as a cumulative effect of a change in accounting principal. Details of the impact of these statements can be found in note 34 to the financial statements.

SFAS No. 143 ‘Accounting for Asset Retirement Obligation’ addresses the accounting and reporting for obligations associated with the retirement of long-lived assets and the associated retirement costs. It is effective for accounting periods beginning on or after June 15, 2002. The impact of this new standard on the financial statements of the company has not yet been evaluated.

SFAS No. 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’ addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, ‘Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of’ and the accounting and reporting provision of APB Opinion No. 30, ‘Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions’, for the disposal of a segment of a business. This has been fully implemented by Avecia in the year ended December 31, 2002. It has not had, and is not expected to have, a significant impact on the financial statements of the company.

Registered number: 3768265	73

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

SFAS No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” was issued in April 2002. In most instances, SFAS 145 will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than extraordinary items as previously required. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Upon adoption Avecia does not expect this statement to have a material impact on the financial statements of the company.

SFAS No. 146 “Accounting for Costs Associated with exit or Disposal Activities” was issued in July 2002. This statement requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. It is effective for exit or disposal activities initiated after December 31, 2002. Avecia has decided to adopt the requirements of this standard early. The impact of this standard on the financial statements can be found in note 34.

In November 2002, the Emerging Issues Task Force (EITF) issued its consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF 00-21 addresses the issues of how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after 15 June 2003. The Group is in the process of assessing the impact of EITF 00-21.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after 31 December 2002. The Group is in the process of assessing the impact of adopting FIN 45.

2 Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial statements.

Goodwill

On the acquisition of a business, fair values are attributed to the net assets acquired. Purchased goodwill, representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired, is capitalized and is amortized to nil by equal annual installments over its estimated useful life.

Goodwill arising on the acquisition of the Specialty Chemicals division of AstraZeneca plc is being amortized over 15 years. Goodwill arising on subsequent acquisitions is also being amortized over 15 years.

On the subsequent disposal or termination of a business acquired, the profit or loss on disposal or termination is calculated after charging/crediting the unamortized amount of any related goodwill/negative goodwill.

Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the full carrying amount may not be recoverable.

Registered number: 3768265	74

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

Investments

A joint venture is an entity in which an interest is held on a long term basis and which is jointly controlled with one or more other venturers under a contractual agreement.

The share of the profits and losses of all significant joint ventures is included in the consolidated profit and loss account on the equity accounting method. The holding value of significant joint ventures in the balance sheet is calculated by reference to equity in the net assets of such joint ventures, as shown by the most recent accounts available, adjusted where appropriate.

Depreciation and amortization

The book value of each tangible fixed asset is written off evenly over its estimated remaining life. Reviews are made periodically of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impracticable to calculate average asset lives exactly. However, the total lives approximate to 15 years for buildings and 10 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. Intangible assets acquired, including patents and intellectual property rights, are capitalized and amortized on a straight line basis over their estimated useful lives (not exceeding 20 years). If related products fail, the remaining unamortized amounts are immediately written off to revenue expense. Internally developed intangible assets are not capitalized.

Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such an asset to future net cash flows expected to be generated by them. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed their fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Environmental liabilities

The business is exposed to environmental liabilities relating to operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Foreign currencies

Profit and loss accounts in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at rates prevailing at the balance sheet date.

Exchange differences on short-term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit. In the consolidated financial statements exchange differences arising from the translation of the net investments of overseas subsidiaries, joint ventures and associates are taken directly to reserves. Differences on relevant foreign currency loans, together with related tax, are taken to reserves via the statement of total recognized gains and losses and offset against the differences on net investments, as they are considered to be a hedge against movements on the net investments.

Leases

Assets held under finance leases are capitalized and included in tangible fixed assets. Each asset is depreciated over the shorter of the lease term or its useful life. The obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate under creditors due within, or creditors due after, one year. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

Registered number: 3768265	75

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

Post-retirement benefits

The pension costs relating to UK retirement plans are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits under the plans which it is intended should remain a level percentage of current and expected future earnings of the employees covered under the plans. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans. Retirement plans of non-UK subsidiary undertakings are accounted for in accordance with local conditions and practice.

With minor exceptions, these subsidiary undertakings recognize the expected cost of providing pensions on a systematic basis over the average remaining service lives of employees in accordance with the advice of independent qualified actuaries. The costs of providing post-retirement benefits other than pensions, principally healthcare, are charged to the profit and loss account on a consistent basis over the average service lives of employees. Such costs are assessed in accordance with the advice of independent qualified actuaries.

Research and development and advertising expenditure

Research and development and advertising expenditure is charged to the profit and loss account in the period in which it is incurred.

Stocks valuation

Finished goods are stated at the lower of cost and net realizable value and raw materials and other stocks at the lower of cost or replacement price. The first-in, first-out or an average method of valuation is used. In determining cost, depreciation is included but selling expenses and certain overhead expenses (principally central administration costs) are excluded. Net realizable value is determined as selling price less costs of disposal.

Taxation

The charge for taxation is based on the profits for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Deferred tax assets are recognized to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there would be suitable profits from which the future reversal of the underlying timing differences can be deducted.

Turnover and revenue recognition

The company generates revenue through sales of specialty chemicals in the open market, through raw material conversion and supply and development contracts. Turnover excludes inter-segment turnover and value added taxes.

Revenue is recognized when services have been rendered and significant risks and rewards in respect of ownership of the products are passed to the customer. Where multiple-element sales arrangements exist, this entails the company recognizing revenue on individual contract elements for work performed or services rendered during the period.

Cash and liquid resources

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of less than one year (other than cash), government securities and investments in money market managed funds.

Registered number: 3768265	76

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

Financial instruments

Derivative financial instruments are used to hedge exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as a hedge at the inception of the contract. Receipts and payments on interest rate instruments are recognized on an accrual basis over the lives of the instruments. Gains and losses on contracts hedging forecast transaction cash flows are recognized in the same hedged periods. Cash flows associated with derivative financial instruments are classified in the cash flow statement in a manner consistent with those of the transactions being hedged. Finance costs associated with debt issuances are netted against the carrying value of the related debt and charged to the profit and loss account over the lives of the issue. If the underlying transaction to a hedge ceases to exist, the hedge is terminated and the profits and losses on termination are recognized in the profit and loss account immediately.

If the hedge transaction is terminated, the profits and losses on termination are held on the balance sheet and amortized over the life of the original underlying transaction.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Segmental information

Classes of business

Avecia is a global group of specialized chemical businesses, which develop, manufacture and market chemical products to customers in a wide range of industries.

The following is a brief description of each business segment:

Fine Chemicals – produces chemical intermediates for pharmaceutical and agrochemical products and for biotechnology applications.

Electronic Materials – supplier of color and black ink for ink jet printers, consumables for color photocopiers and laser printers; and organic light emitting polymers for flat panel displays.

Specialty Products – manufacture of chlorine-free and bromine-free sanitizers for pools and spas; and of preservatives, fungicides and disinfectants for industrial and consumer products, copper extraction products, pigments and additives for coatings and plastics products.

NeoResins – a supplier of water-borne resins used as binders and additives in the paint, coating, adhesives and printing ink industries.

The Stahl business was sold in January 2002 and is classified as discontinued.

The following tables analyze certain profit and loss and net asset items by business segment. No segment allocation has been shown for interest and taxation as they have not historically been allocated to these businesses. The accounting policies for each segment are the same as those for the consolidated/combined business. Central costs and overheads are not allocated to individual segments. The group’s policy is to transfer products internally at external market prices.

Registered number: 3768265	77

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3 Segmental information (continued)

The tables below set out information for each of the industry segments and geographic areas of operation.

Avecia Group plc consolidated
	For the year ended December 31, 2002

	Fine Chemicals	Electronic Materials	Specialty Products	NeoResins	Stahl (Discontinued)	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Turnover
Total sales	175.8	77.3	158.9	167.2	—	10.5	589.7
Inter-segmental sales	—	—	(0.4)	(0.1)	—	—	(0.5)
Joint venture sales	—	(13.5)	—	—	—	—	(13.5)

Sales to third parties	175.8	63.8	158.5	167.1	—	10.5	575.7

Segment operating profit before:	(4.7)	2.1	28.2	29.9	—	1.1	56.6
Share of operating profit in	—	2.2	—	—	—	—	2.2
joint ventures
Profit on disposal of business	—	—	—	—	—	9.4	9.4

Segment profit before interest, taxation and minority interests	(4.7)	4.3	28.2	29.9	—	10.5	68.2

Unallocated costs							(73.4)

Group (loss) / profit before interest, taxation and minority interests							(5.2)

Net assets as at December 31, 2002	203.4	60.1	70.2	71.9	—	10.6	416.2

Unallocated net liabilities	—		—	—	—	—	(206.5)
Share of joint ventures’ net assets		10.1					10.1

Total net assets as at December 31, 2002							219.8

Unallocated costs relate to amortization, depreciation and UK and US head office costs.

Unallocated net liabilities relate to goodwill plus corporate assets and external loans.

Registered number: 3768265	78

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3 Segmental information (continued)

The table below sets out information for each of the industry segments and geographic areas of operation.

Avecia Group plc consolidated
	For the year ended December 31, 2001

	Fine Chemicals	Electronic Materials	Specialty Products	NeoResins	Stahl (Discontinued)	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Turnover
Total sales	193.6	79.6	160.1	162.1	215.4	11.9	822.7
Inter-segmental sales	(0.6)	(0.6)	(1.0)	(3.5)	(1.9)	—	(7.6)
Joint venture sales	—	(11.5)	—	—	—	—	(11.5)

Sales to third parties	193.0	67.5	159.1	158.6	213.5	11.9	803.6

Segment operating profit before:	13.2	6.7	23.6	26.5	28.8	0.7	99.5
Share of operating profit in
joint ventures	—	1.4	—	—	—	—	1.4
Profit on disposal of business	—	—	—	—	4.0	—	4.0

Segment profit before interest, taxation and minority interests	13.2	8.1	23.6	26.5	32.8	0.7	104.9

Unallocated costs							(51.1)

Group profit before interest, taxation and minority interests							53.8

Net assets as at December 31, 2001	203.9	65.9	89.3	70.8	95.7	14.6	540.2

Unallocated net liabilities							(279.5)
Share of joint ventures’ net assets	—	12.8	—	—	—	—	12.8

Total net assets as at December 31, 2001							273.5

Unallocated costs relate to amortization, depreciation and UK and US head office costs.

Unallocated net liabilities relate to goodwill less corporate liabilities and external loans.

Registered number: 3768265	79

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3 Segmental information (continued)

Avecia Group plc consolidated
	For the year ended December 31, 2000

	Fine Chemicals	Electronic Materials	Specialty Products	NeoResins	Stahl (Discontinued)	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Turnover
Total sales	140.2	91.7	166.0	170.5	227.9	15.6	811.9
Inter-segmental sales	(1.9)	(0.9)	(1.1)	(4.6)	(2.9)	—	(11.4)
Joint venture sales	—	(10.9)	—	—	—	—	(10.9)

Sales to third parties	138.3	79.9	164.9	165.9	225.0	15.6	789.6

Segment operating profit before:	16.1	22.9	28.3	29.9	32.1	0.5	129.8
Share of operating profit in
joint ventures	—	1.4	—	—	—	—	1.4

Segment profit before interest, taxation and minority interests	16.1	24.3	28.3	29.9	32.1	0.5	131.2

Unallocated costs							(55.0)

Group profit before interest, taxation and minority interests							76.2

Net assets as at December 31, 2000	168.3	77.1	91.4	68.3	98.6	27.2	530.9

Unallocated net liabilities							(229.1)
Share of joint ventures’ net assets	—	13.0	—	—	—	—	13.0

Total net assets as at December 31, 2000							314.8

Unallocated costs relate to amortization, depreciation and UK and US head office costs.

Unallocated net liabilities relate to goodwill less corporate liabilities and external loans.

Registered number: 3768265	80

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3 Segmental information (continued)

Avecia Group plc consolidated
	For the year ended December 31, 2002

	UK	Continental Europe	The Americas	Asia, Africa and Australasia	Total

	£ million	£ million	£ million	£ million	£ million
Turnover
Sales by destination
Total sales	91.6	163.3	254.5	80.3	589.7
Inter-segmental sales	(0.2)	(0.3)	—	—	(0.5)
Sales to joint ventures	—	(3.2)	(10.3)	—	(13.5)

Sales to third parties	91.4	159.8	244.2	80.3	575.7

Sales by origin
Total sales	168.7	123.0	251.1	46.9	589.7
Inter-segmental sales	(0.3)	(0.1)	(0.1)	—	(0.5)
Joint venture sales	(4.4)	—	(9.1)	—	(13.5)

Sales to third parties	164.0	122.9	241.9	46.9	575.7

Segment operating profit before:	(10.5)	(14.3)	6.1	1.9	(16.8)
Share of operating profit in joint ventures	0.9	—	1.3	—	2.2
Profit on Disposal of Business	(15.9)	34.0	(10.6)	1.9	9.4

Segment/group profit before interest, taxation and minority interests	(25.5)	19.7	(3.2)	3.8	(5.2)

Net assets as at December 31, 2002	(33.4)	237.9	3.6	1.6	209.7

Joint ventures	6.0	—	4.1	—	10.1

Total net assets as at December 31, 2002					219.8

Registered number: 3768265	81

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3 Segmental information (continued)

Avecia Group plc consolidated
	For the year ended December 31, 2001

	UK	Continental Europe	The Americas	Asia, Africa and Australasia	Total

	£ million	£ million	£ million	£ million	£ million
Turnover
Sales by destination
Total sales	122.4	239.3	328.0	133.0	822.7
Inter-segmental sales	(1.2)	(5.1)	(1.2)	(0.1)	(7.6)
Sales to joint ventures	—	(2.9)	(8.6)	—	(11.5)

Sales to third parties	121.2	231.3	318.2	132.9	803.6

Sales by origin
Total sales	205.6	216.1	303.6	97.4	822.7
Inter-segmental sales	(1.5)	(4.8)	(1.2)	(0.1)	(7.6)
Joint venture sales	(3.2)	—	(8.3)	—	(11.5)

Sales to third parties	200.9	211.3	294.1	97.3	803.6

Segment operating profit before:	6.9	23.4	5.1	13.0	48.4
Share of operating profit in joint ventures	0.4	—	1.0	—	1.4
Profit on disposal of business	(3.6)	9.3	(1.0)	(0.7)	4.0

Segment/group profit before interest, taxation and minority interests	3.7	32.7	5.1	12.3	53.8

Net assets as at December 31, 2001	116.1	129.0	(3.4)	19.0	260.7

Joint ventures	6.9	—	5.9	—	12.8

Total net assets as at December 31, 2001					273.5

Registered number: 3768265	82

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3 Segmental information (continued)
	For the year ended December 31, 2000

	UK	Continental Europe	The Americas	Asia, Africa and Australasia	Total

	£ million	£ million	£ million	£ million	£ million
Turnover
Sales by destination
Total sales	129.3	241.4	302.5	138.7	811.9
Inter-segmental sales	(1.2)	(7.4)	(2.7)	(0.1)	(11.4)
Sales to joint ventures	(3.0)	(0.6)	(7.3)	—	(10.9)

Sales to third parties	125.1	233.4	292.5	138.6	789.6

Sales by origin
Total sales	178.4	230.1	300.1	103.3	811.9
Inter-segmental sales	(2.8)	(6.7)	(1.9)	—	(11.4)
Joint venture sales	(3.7)	—	(7.2)	—	(10.9)

Sales to third parties	171.9	223.4	291.0	103.3	789.6

Segment operating profit before:	46.6	1.5	16.4	10.3	74.8
Share of operating profit in
joint ventures	0.7	—	0.7	—	1.4

Segment/group profit before interest, taxation and minority interests	47.3	1.5	17.1	10.3	76.2

Net assets as at December 31, 2000	138.2	128.3	18.4	16.9	301.8

Joint ventures	7.2	—	5.8	—	13.0

Total net assets as at December 31, 2000					314.8

Registered number: 3768265	83

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3 Segmental information (continued)
	Avecia Group plc Consolidated

Total assets	As at December 31, 2002	As at December 31, 2001

	£ million	£ million
Fine Chemicals	249.1	247.1
Electronic Materials	73.2	76.4
Specialty Products	94.0	108.6
NeoResins	96.2	107.9
Stahl (Discontinued)	—	132.5
Other	413.3	578.3

	925.8	1,250.8

Other includes all goodwill.
	Avecia Group plc Consolidated

Capital expenditure on tangible and intangible fixed assets	For the Year ended December 31, 2002	For the year ended December 31, 2001	For the year ended December 31, 2000

	£ million	£ million	£ million
Fine Chemicals	34.9	34.1	23.7
Electronic Materials	4.7	3.9	8.7
Specialty Products	2.5	3.7	7.4
NeoResins	3.3	9.9	7.3
Stahl (Discontinued)	—	7.7	8.2
Other	0.6	1.9	5.0

Total	46.0	61.2	60.3

Registered number: 3768265	84

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3 Segmental information (continued)
	Avecia Group plc Consolidated

Depreciation and amortization	For the Year ended December 31, 2002	For the year ended December 31, 2001	For the year ended December 31, 2000

	£ million	£ million	£ million
Fine Chemicals	30.0	17.9	12.2
Electronic Materials	6.5	5.4	3.6
Specialty Products	5.4	6.5	5.9
NeoResins	6.1	6.6	6.0
Stahl (discontinued)	—	7.6	6.9
Other	54.8	45.1	44.5

Total	102.8	89.1	79.1

Included in the year ended 31 December, 2002 is £8.6m of fixed asset impairment charge in Fine Chemicals (2001: £3.3m; 2000:nil). Other includes amortization of all goodwill.

Registered number: 3768265	85

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3 Segmental information (continued)

Geographic areas
	Avecia Group plc Consolidated

Net assets	As at December 31, 2002	As at December 31, 2001

	£ million	£ million
United Kingdom	(27.4)	123.0
Continental Europe	237.9	129.0
The Americas	7.7	2.5
Asia, Africa and Australasia	1.6	19.0

	219.8	273.5

	Avecia Group plc Consolidated

Tangible fixed assets	As at December 31, 2002	As at December 31, 2001

	£ million	£ million
United Kingdom	208.8	210.1
Continental Europe	35.9	59.7
The Americas	91.0	122.3
Asia, Africa and Australasia	0.4	9.7

	336.1	401.8

	Avecia Group plc Consolidated

Average number of employees	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

United Kingdom	1,934	1,969	2,004
Continental Europe	605	1,236	1,348
The Americas	843	1,283	1,285
Asia, Africa and Australasia	58	295	280

	3,440	4,783	4,917

Registered number: 3768265	86

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

4 Group operating profit
	Avecia Group plc Consolidated

	For the year ended December 31, 2002			For the year ended December 31, 2001
	Continuing operations	Discontinued operations	2002 Total	Continuing operations	Discontinued operations	2001 Total

	£ million	£ million	£ million	£ million	£ million	£ million
Operating costs
Cost of sales	(361.7)	—	(361.7)	(374.3)	(123.8)	(498.1)
Distribution costs	(26.9)	—	(26.9)	(25.3)	(20.7)	(46.0)
Research and development	(58.8)	—	(58.8)	(52.5)	(8.0)	(60.5)
Selling, general and administrative expenses	(120.1)	—	(120.1)	(122.6)	(32.2)	(154.8)

	(567.5)	—	(567.5)	(574.7)	(184.7)	(759.4)

Exceptional operating costs
Restructuring and site closure	(11.1)	—	(11.1)	—	—	—
Goodwill impairment	(21.5)	—	(21.5)	—	—	—

	(32.6)	—	(32.6)	—	—	—

Other operating income
Royalty income	0.8	—	0.8	0.1	—	0.1
Other income	6.8	—	6.8	4.1	—	4.1

	7.6	—	7.6	4.2	—	4.2

Total charge for depreciation and amortization included above	(101.8)	—	(101.8)	(79.9)	(7.6)	(87.5)

	Avecia Group plc Consolidated

	For the year ended December 31, 2000
	Continuing operations	Discontinued operations	Total

	£ million	£ million	£ million
Operating costs
Cost of sales	(330.5)	(130.2)	(460.7)
Distribution costs	(22.9)	(19.8)	(42.7)
Research and development	(47.0)	(8.1)	(55.1)
Selling, general and administrative expenses	(125.1)	(35.1)	(160.2)

	(525.5)	(193.2)	(718.7)

Other operating income
Royalty income	—	—	—
Other income	3.6	0.3	3.9

	3.6	0.3	3.9

Total charge for depreciation and amortization included above	(71.1)	(6.9)	(78.0)

Registered number: 3768265	87

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

5 Profit on disposal of business

In January 2002 the Group completed the sale of the Stahl business. Further information in relation to this is given in note 32.

The principal effects on the reported results are as follows:

2002
£ million
Cash flow
Cash disposed	(3.7)
Sale of business	201.4

Profit on disposal
Goodwill written off on disposal	124.1
Net assets disposed	84.8
Disposal costs	7.4
Profit on disposal	9.0
Cash/overdrafts disposed	3.7
Minority interest	(1.1)

227.9

Consideration Cash	207.4
Deferred	20.5

227.9

The deferred consideration was received in January 2003.

Additionally, during the year the group reported £0.4m profit and received £2.0m deferred consideration relating to the sale of Novacote which took place in 2001.

Registered number: 3768265	88

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

6 (Loss)/profit on ordinary activities before taxation
	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

	£ million	£ million	£ million

(Loss)/profit on ordinary activities before taxation is stated after charging

Auditors’ remuneration:
Group – audit	0.4	0.4	0.4
– fees paid to the auditors and their associates in respect of other services	—	0.1	0.1
Depreciation and other amounts written off tangible fixed assets:
Owned	39.1	41.0	35.1
Leased	0.3	0.8	0.7
Impairment of tangible fixed assets	8.6	3.3	—
Impairment of goodwill	21.5	—	—
Amortization of goodwill	30.7	41.8	41.4
Amortization of goodwill for joint ventures	1.0	1.1	1.1
Amortization of intellectual property rights	1.6	1.1	0.8
Exchange losses	1.4	—	0.8
Other operating leases	0.4	0.3	0.4
Research and development expenditure	58.8	60.5	55.1

after crediting

Exchange gains	33.1	0.1	2.1

Registered number: 3768265	89

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

7 Remuneration of directors
	Avecia Group plc

	For the year ended December 31, 2002	For the year ended December 31, 2001	For the year ended December 31, 2000

	£’000	£’000	£’000
Directors’ emoluments	801	844	1,263

Included in the above amounts paid to third parties in respect of directors’ services	—	—	93

The aggregate of emoluments of the highest paid director were £342,938 for the year ended December 31, 2002, (2001: £390,564) and company pension contributions of £11,644 (2001: £11,340) were made to a money purchase scheme on his behalf.

	Number of directors
	2002	2001	2000

Retirement benefits are accruing to the following number of directors under:
Money purchase schemes	2	2	2
Defined benefit schemes	1	1	1

Registered number: 3768265	90

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

8 Staff numbers and costs

The average number of persons employed (including directors) during the period, analyzed by business segment, was as follows:

	Number of employees
	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31, 2002	December 31, 2001	December 31, 2000

Fine Chemicals	1,381	1,267	1,173
Electronic Materials	558	453	494
Specialty Products	591	695	762
NeoResins	678	698	688
Stahl	—	1,445	1,578
Other	232	225	222

	3,440	4,783	4,917

The aggregate payroll costs were as follows:

	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31, 2002	December 31, 2001	December 31, 2000

	£ million	£ million	£ million
Wages and salaries	114.0	141.1	135.2
Social security costs	11.6	16.6	16.6
Other pension costs	11.6	18.0	15.4

	137.2	175.7	167.2

Other employment costs:
Severance costs	2.5	4.4	3.7
Post retirement costs	1.0	1.3	1.2
Other	0.5	2.0	1.1

	4.0	7.7	6.0

	141.2	183.4	173.2

Registered number: 3768265	91

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

9 Other interest receivable and similar income
	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31, 2002	December 31, 2001	December 31, 2000

	£ million	£ million	£ million
Net exchange gains	32.6	—	—
On bank deposits	1.9	2.0	2.8
Other	—	0.5	0.9
Share of net interest receivable from joint ventures	—	0.1	0.1

	34.5	2.6	3.8

10 Interest payable and similar charges
	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31, 2002	December 31, 2001	December 31, 2000

	£ million	£ million	£ million
Net exchange losses	1.5	5.1	24.6
On bank loans and overdrafts	15.1	34.5	34.8
On all other loans	41.9	42.2	43.3
Amortization of finance fees	6.4	6.6	4.2
Finance charges payable in respect of finance leases and hire purchase contracts	0.4	0.5	0.5
Losses on early repayments of debt	0.1	—	—

	65.4	88.9	107.4

Registered number: 3768265	92

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

11 Taxation

The provision for tax is as follows:

	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31, 2002	December 31, 2001	December 31, 2000

	£ million	£ million	£ million
UK taxation charge at United Kingdom corporation tax rate of 30% for year ended December 31, 2002 (30% for year ended December 31, 2001; 30% for year ended December 31, 2000;)	—	—	—
Deferred taxation	4.4	(0.6)	1.2
Overseas taxation	2.1	6.4	6.9

	6.5	5.8	8.1

The total tax expense differs from the amount computed by applying the UK rate of 30% to income before tax as a result of the following:

	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31, 2002	December 31, 2001	December 31, 2000

	£ million	£ million	£ million
Profit on ordinary activities before taxation	(36.1)	(32.5)	(27.4)

Taxation (credit) / charge at United Kingdom corporation tax rate of 30% for year ended December 31, 2002 (30% for year ended December 31, 2001; 30% for year ended December 31, 2000)	(10.8)	(9.8)	(8.2)
Overseas tax rates	2.1	5.8	8.1
Other	15.2	9.8	8.2

Taxes on income from ordinary activities	6.5	5.8	8.1

At December 31, 2002 there were £262.0 million of UK tax losses to be carried forward with no expiration date (2001: £62.7 million). In addition, at that date, the group had US$ 59.9 million of US federal tax net operating losses which expire in years 2019 to 2022 (2001: $11.6 million).

No deferred tax asset was recognized in respect of these losses which results in the high effective tax rate for the group. All deferred tax is non-current.

Registered number: 3768265	93

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

11 Taxation (continued)

Factors affecting tax charge for period

The tax assessed for the period is higher than the standard rate of corporation tax in the UK (30 per cent). The differences are explained below:

	For the year ended December 31, 2002	For the year ended December 31, 2001
	£m	£m

Loss on ordinary activities before tax	(36.1)	(32.5)

Loss on ordinary activities multiplied by standard rate of corporation tax in the UK of 30%	(10.8)	(9.8)
Effects of:
Expenses not deductible for tax :
Goodwill amortisation	12.6	9.1
Depreciation for the period in excess of capital allowances	(8.2)	(3.2)
Deferral of interest deduction	—	4.4
Disposal of UK assets	7.9	10.1
Other	(0.3)	0.2
Gain on disposal of subsidiary not taxable	(2.8)	(7.1)
Generation of additional tax losses in the year	2.6	2.5
Higher rates on overseas earnings	0.4	0.2
Pension fund payment	(2.3)	—
State taxes	0.9	—
Profit in inventory	2.1	—

Total Current taxes	2.1	6.4
Deferred tax charge for the period	4.4	(0.7)

Deferred Taxes
US deferred tax Asset write back	2.8	(2.8)
Netherlands Acceleration of tax redemption for pension payment	2.3	—
Other timing differences	(0.7)	2.1

Total deferred Taxes	4.4	(0.7)

Taxes on income from Ordinary Activities	6.5	5.7

Registered number: 3768265	94

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

12 Intangible fixed assets
	Avecia Group plc Consolidated as at December 31, 2002

	Goodwill	Intellectual property rights	Total

	£ million	£ million	£ million
Cost or valuation
At beginning of year	599.7	13.6	613.3
Acquisition of subsidiaries	0.6	1.5	2.1
Additions	—	0.3	0.3
Disposals	(147.5)	—	(147.5)
Translation adjustments	(8.6)	—	(8.6)

At end of year	444.2	15.4	459.6

Amortization
At beginning of year	99.3	2.2	101.5
Charge for year	30.7	1.6	32.3
Impairment	21.5	—	21.5
Disposals	(23.8)	—	(23.8)
Translation adjustments	(1.8)	(0.1)	(1.9)

At end of year	125.9	3.7	129.6

Net book value
At December 31, 2002	318.3	11.7	330.0

Registered number: 3768265	95

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

12 Intangible fixed assets (continued)
	Avecia Group plc Consolidated as at December 31, 2001

	Goodwill	Intellectual property rights	Total

	£ million	£ million	£ million
Cost or valuation
At beginning of year	627.9	11.7	639.6
Acquisition of subsidiaries	2.1	1.5	3.6
Additions	0.5	0.6	1.1
Disposals	(24.0)	(0.2)	(24.2)
Transfers	(9.3)	—	(9.3)
Translation adjustments	2.5	—	2.5

At end of year	599.7	13.6	613.3

Amortization
At beginning of year	61.5	1.1	62.6
Charge for year	41.8	1.1	42.9
Disposals	(3.1)	(0.1)	(3.2)
Transfers	(0.9)	—	(0.9)
Translation adjustments	—	0.1	0.1
At end of year

	99.3	2.2	101.5

Net book value
At December 31, 2001	500.4	11.4	511.8

The acquisition values of intellectual property rights acquired as part of the business represent the fair value at the acquisition date. Goodwill is being amortized evenly over the directors’ estimate of the weighted average useful life of 15 years, following a detailed review of the factors affecting its durability, including the estimated life span of the group’s products and technology, the stability of the industry and the group’s competitive position within it.

The £21.5m impairment charged during 2002 was calculated with reference to value in use of the income generating units using a discount rate of 10%.

Registered number: 3768265	96

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

13 Tangible fixed assets
	Avecia Group plc Consolidated as at December 31, 2002

	Land and buildings	Plant and equipment	Assets in course of construction	Total

	£ million	£ million	£ million	£ million
Cost or valuation
At beginning of year	88.6	370.4	23.9	482.9
Reclassifications	—	(1.4)	1.1	(0.3)
Additions	3.9	7.7	34.1	45.7
Disposals	(36.3)	(45.0)	(5.0)	(86.3)
Transfers	9.2	7.5	(16.7)	—
Translation adjustments	(3.7)	(9.9)	(0.4)	(14.0)

At end of year	61.7	329.3	37.0	428.0

Depreciation
At beginning of year	10.2	70.9	—	81.1
Reclassifications	1.6	(1.9)	—	(0.3)
Charge for year	3.7	35.7	—	39.4
Impairment	—	8.6	—	8.6
Disposals	(11.6)	(19.9)	—	(31.5)
Translation adjustments	(1.0)	(4.4)	—	(5.4)

At end of year	2.9	89.0	—	91.9

Net book value
At December 31, 2002	58.8	240.3	37.0	336.1

Registered number: 3768265	97

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

13 Tangible fixed assets (continued)
	Avecia Group plc Consolidated as at December 31, 2001

	Land and buildings	Plant and equipment	Assets in course of construction	Total

	£ million	£ million	£ million	£ million
Cost or valuation
At beginning of year	80.7	293.7	53.2	427.6
Acquisition of subsidiaries	—	1.2	—	1.2
Additions	0.5	6.4	53.2	60.1
Disposals	(0.9)	(7.0)	—	(7.9)
Transfers	8.3	74.4	(82.7)	—
Translation adjustments	—	1.7	0.2	1.9

At end of year	88.6	370.4	23.9	482.9

Depreciation
At beginning of year	5.6	35.0	—	40.6
Charge for year	4.6	40.5	—	45.1
Disposals	(0.3)	(5.5)	—	(5.8)
Translation adjustments	0.3	0.9	—	1.2

At end of year	10.2	70.9	—	81.1

Net book value
At December 31, 2001	78.4	299.5	23.9	401.8

Registered number: 3768265	98

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

13 Tangible fixed assets (continued)

The net book value of land and buildings comprises:
	Avecia Group plc Consolidated

	December 31,	December 31,
	2002	2001

	£ million	£ million
Freehold	58.5	73.9
Long leasehold	0.3	0.1
Short leasehold	—	4.4

	58.8	78.4

The cost of land and buildings includes £44.8 million of depreciable assets at December 31, 2002 (2001:£75.5 million).

Included in the total net book value of land and buildings is £0.9 million in respect of assets held under finance leases at December 31, 2002 (2001: £0.7 million). Depreciation for the year ended December 31, 2002 on these assets was £0.3 million (2001: £0.1 million). In respect of plant and equipment the net book value of assets held under finance leases is £5.5 million (2001: £5.0 million). Depreciation on these assets was £0.8 million (2001: £0.7 million).

Depreciation was not charged on land with a cost of £10.9 million included in land and buildings during the year ended December 31, 2002 (2001: £13.1 million).

The asset lives of manufacturing assets (held within Plant & equipment) were reviewed during the year and revised from 8 to 10 years. This resulted in a £3.4m reduction in the depreciation charge for 2002 and a corresponding increase in the closing asset value.

Where applicable, the impairment charged during the year was calculated with reference to value in use of the assets using a discount rate of 10%.

Registered number: 3768265	99

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

14 Fixed asset investments
	Avecia Group plc Consolidated as at December 31, 2002

	Investments in joint ventures	Other investments other than loans	Total

	£ million	£ million	£ million
Cost
At beginning of year
Goodwill	17.1	—	17.1
Exchange movements on goodwill	(1.6)	—	(1.6)
Share of net assets	11.9	—	11.9
Translation adjustments	(0.5)	—	(0.5)
Capital contributions	(0.9)	—	(0.9)

At end of year	26.0	—	26.0

Share of post acquisition reserves
At beginning of year	0.9	—	0.9
Retained profits less losses	3.3	—	3.3
Dividends received	(4.6)	—	(4.6)

At end of year	(0.4)	—	(0.4)

Amortization
At beginning of year	(2.7)	—	(2.7)
Charged for the year	(1.1)	—	(1.1)

At end of year	(3.8)	—	(3.8)

Net book value
At December 31, 2002	21.8	—	21.8

At December 31, 2001	27.2	—	27.2

Registered number: 3768265	100

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

14 Fixed asset investments (continued)
	Avecia Group plc Consolidated as at December 31, 2001

	Investments in joint ventures	Other investments other than loans	Total

	£ million	£ million	£ million
Cost
At beginning of year	—	0.2	0.2
Goodwill	16.9	—	16.9
Exchange movements on goodwill	0.2	—	0.2
Share of net assets	12.1	—	12.1
Translation adjustments	(0.2)	—	(0.2)
Transfer to subsidiaries on acquisition of 100%	—	(0.2)	(0.2)

At end of year	29.0	—	29.0

Share of post acquisition reserves
At beginning of year	0.9	—	0.9
Retained profits less losses	2.6	—	2.6
Dividends received	(2.6)	—	(2.6)

At end of year	0.9	—	0.9

Amortization
At beginning of year	(1.6)	—	(1.6)
Charged for the year	(1.1)	—	(1.1)

At end of year	(2.7)	—	(2.7)

Net book value
At December 31, 2001	27.2	—	27.2

At December 31, 2000	28.3	0.2	28.5

Registered number: 3768265	101

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

14 Fixed asset investments (continued)

The principal undertakings of Avecia Group plc are as follows.

	Country of incorporation	Principal activity	Percentage of equity owned

Subsidiary undertakings

Avecia Corporation Limited	UK	Holding company	100%*
Avecia Investments Limited	UK	Holding company	100%*
Avecia UK Holdings Limited	UK	Holding company	100%*
Avecia Limited	UK	Chemical manufacture	100%*
Avecia Holdings BV	The Netherlands	Holding company	100%*
Avecia BV	The Netherlands	Chemical manufacture	100%*
Avecia Inc.	USA	Chemical manufacture	100%*
Avecia Holdings Inc.	USA	Holding company	100%*
Torcan Chemical Limited	Canada	Chemical manufacture	100%*
NeoResins Inc.	USA	Chemical manufacture	100%*
Avecia Biotechnology Inc.	USA	Chemical manufacture	100%*
Avecia Spain SL	Spain	Chemical manufacture	100%*

Joint ventures

Image Polymers Europe	UK	Chemical manufacture	50%*
Image Polymers Company	USA	Chemical manufacture	50%*

*	All ordinary shares held.

Under the terms of certain financing agreements, distribution by subsidiary undertakings beyond Avecia Investments Limited are restricted to specific purposes.

Distributions by certain subsidiary undertakings are restricted to specific purposes under the terms of certain finance agreements.

Registered number: 3768265	102

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

14 Fixed asset investments (continued)

Joint ventures

The following information is relevant to an understanding of the investments in joint ventures.

The amounts included in respect of joint ventures comprise the following:

	Avecia Group plc
	Consolidated

	As at/period ended December 31, 2002	As at/period ended December 31, 2001	As at/period ended December 31, 2000

	£ million	£ million	£ million

Share of turnover of joint ventures	13.5	11.5	10.9

Share of assets	11.6	13.9	14.3
Share of liabilities	(1.5)	(1.1)	(1.3)

Share of net assets	10.1	12.8	13.0

The net book value of joint ventures as disclosed on the balance sheet includes goodwill of £11.7 million at December 31, 2002 (2001: £14.4 million).

Registered number: 3768265	103

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

15 Stocks
	Avecia Group plc

	December 31,	December 31,
	2002	2001

	£ million	£ million
Raw materials and consumables	34.8	46.8
Work in progress	8.5	20.0
Finished goods and goods for resale	40.5	63.8

	83.8	130.6

Stock is stated net of provisions of £4.0 million at December 31, 2002, (2001: £6.5 million).

16 Debtors
	Avecia Group plc

	December 31,	December 31,
	2002	2001

	£ million	£ million
Trade debtors (net of provisions for bad debts)	80.4	123.3
Other debtors	28.5	19.7
Prepayments and accrued income	5.4	5.2
Pension prepayment	5.4	0.7
Amounts owed by parent undertakings	17.3	17.2
Amounts receivable from joint ventures	0.9	0.7

	137.9	166.8

Total debtors include trade debtors of £1.3 million, other debtors of £1.3 million, prepayments and accrued income of £0.3 million and pensions prepayments of £4.4 million due after more than one year at December 31, 2002. At December 31, 2001 the comparative amounts were £0.3 million, £2.6 million, £0.9 million and £nil million respectively. Amounts owed by parent undertakings are due after more than one year and do not bear interest. Included within Other debtors is £20.5 million (2001:Nil) deferred consideration related to the sale of Stahl.

At December 31, 2002, debtors of £31.0 million (2001: £25.8 million) were in respect of sales made by the US businesses.

Provision for bad and doubtful debts
	Avecia Group plc

	December 31,	December 31,	December 31,
	2002	2001	2000

	£ million	£ million	£ million
Provision for bad and doubtful debts
At beginning of year	7.6	6.4	5.7
Charge for period	2.5	2.9	1.6
Amount utilized and other movements	(5.8)	(1.7)	(0.9)

At end of year	4.3	7.6	6.4

Registered number: 3768265	104

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

17 Creditors: amounts falling due within one year
	Avecia Group plc

	December 31,	December 31,
	2002	2001

	£ million	£ million
Bank loans and overdrafts (see note 19)	26.4	22.2
Obligations under finance leases and hire purchase contracts (see note 19)	0.7	0.8
Trade creditors	53.6	66.1
Taxation and social security	10.4	25.0
Other creditors	6.3	7.3
Accruals and deferred income	29.7	33.9

	127.1	155.3

The weighted average interest rate for short term borrowings, before interest hedging, at December 31, 2002 was 5.56% (2001: 5.26%).

Bank loans at December 31, 2002 are shown net of finance costs of £4.2 million (2001: £5.1 million) which are being amortized over the life of the debt.

18 Creditors: amounts falling due after more than one year
	Avecia Group plc

	December 31,	December 31,
	2002	2001

	£ million	£ million
Bank loans and overdrafts (see note 19)	210.3	417.4
Other loans (see note 19)	324.5	359.2
Amounts owed to related undertakings	2.2	2.1
Obligations under finance leases and hire purchase contracts (see note 19)	5.6	5.8
Other creditors	1.2	3.5
Accruals and deferred income	1.5	2.2

	545.3	790.2

Bank loans and other loans as at December 31, 2002 are shown net of finance costs of £16.2 million (2001:£20.1 million) which are being amortized over the life of the debt.

Registered number: 3768265	105

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

19 Borrowings, financial instruments and risk management

Analysis of debt shown net of unamortized issuance costs
	Avecia Group plc

	Gross repayable December 31,	Net of fees December 31,
	2002	2002

	£ million	£ million
Debt can be analyzed as falling due:
In one year or less, or on demand	30.6	26.4
Between one and two years	33.8	29.6
Between two and three years	45.1	40.9
Between three and four years	52.4	49.3
Between four and five years	53.8	51.8
In five years or more	365.9	363.2

	581.6	561.2

Amounts repayable in more than five years:

	Gross repayable December 31,	Net of fees December 31,
	2002	2002

	£ million	£ million
Term A Loan	—	—
Term B Loan	—	—
Term C Loan	28.9	28.8
High Yield Bonds	337.0	334.4

	365.9	363.2

Registered number: 3768265	106

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

19 Borrowings, financial instruments and risk management (continued)
	Avecia Group plc

	Gross repayable December 31,	Net of fees December 31,
	2001	2001

	£ million	£ million
Debt can be analyzed as falling due:
In one year or less, or on demand	27.3	22.2
Between one and two years	47.4	42.4
Between two and three years	56.9	52.4
Between three and four years	75.9	72.7
Between four and five years	92.9	90.2
In five years or more	523.7	519.0

	824.1	798.9

Amounts repayable in more than five years:

	Gross repayable December 31,	Net of fees December 31,
	2001	2001

	£ million	£ million
Term A Loan	—	—
Term B Loan	60.8	60.8
Term C Loan	91.0	90.4
High Yield Bonds	371.9	367.8

	523.7	519.0

Term Debt
Debt is repayable between 2003 and 2008. Approximately 60% (2001: 50%) of the term debt is fixed or capped at rates between 4.0% (2001: 3.8%) and 6.5% (2001: 6.5%). The balance carries interest at LIBOR plus a margin of between 2% and 3%.

High Yield Bond
The High Yield Bond is repayable in 2009 and interest is fixed at 11%. The debt listed above is shown in order of priority. The difference between net and gross repayable is unamortised fees.

Registered number: 3768265	107

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

19 Borrowings, financial instruments and risk management (continued)

Debt covenants and restrictions

Term loans

Under the conditions of the term loans entered into by the group, Avecia Corporation Limited, a wholly owned subsidiary of Avecia Group plc, and certain of its subsidiaries have guaranteed the obligations of each other. In addition, the various obligations under the credit agreement are secured by security interests created over certain of the assets of Avecia Corporation Limited and its subsidiaries.

The agreement entered into by Avecia Corporation Limited and Avecia Investments Limited with the lenders of the term loans contains customary events of default and various restrictive covenants. These covenants place restrictions on the actions of Avecia Investments Limited and its subsidiaries, in particular in relation to the payment of dividends and other specified payments to Avecia Corporation Limited or any of its holding companies, other than in certain specific circumstances. The credit agreement also contains financial covenants, including maintenance of financial ratios, including among others:

–	a ratio of Consolidated EBITDA to Consolidated Net Interest Charges
–	a ratio of Adjusted Cash Flow to Relevant Expenditure
–	a ratio of Net Senior Debt to Consolidated EBITDA
–	a maximum limitation on capital expenditure.

High yield bond

The high yield bond issued by Avecia Group plc is guaranteed by Avecia Corporation Limited. Payments under the guarantee will be subordinated to the guarantor’s payment of its obligations under the term loan agreements. Under the terms of the bond, Avecia Group plc and certain of its subsidiaries are subject to restrictions over the sale of assets unless certain, specified conditions are met.

In addition, Avecia Group plc has committed:

–
that none of the restricted subsidiaries may declare or pay any dividend or other distribution on account of Avecia or any of its restricted subsidiaries’ equity interests unless certain, specified conditions are met;

–	not to purchase, redeem or otherwise acquire or retire any equity interest of itself or any intermediate holding company;
–	not to make any payment on or in respect of any subordinated debt with specified exceptions;
–	not to make any restricted investment;
–	to comply with specified restrictions over the incurrence of debt and issuance of preferred stock;
–	to comply with specified restrictions on merger, consolidation or sale of all or substantially all assets;
–	to comply with specified restrictions on transactions with affiliates;
–	to comply with specified restrictions on issuing guarantees of debt by restricted subsidiaries;
–	to comply with specified restrictions on designations of unrestricted subsidiaries;

As at December 31, 2002 the group was not in default of any of the covenant restrictions related to its debt.

Registered number: 3768265	108

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

19 Borrowings, financial instruments and risk management (continued)

The maturity of obligations under finance leases and hire purchase contracts is as follows:

	Avecia Group plc

	December 31, 2002	December 31, 2001

	£ million	£ million

Within one year	1.3	1.3
In the second to fifth years	3.8	4.1
Over five years	2.7	3.1

	7.8	8.5
Less future finance charges	(1.5)	(1.9)

	6.3	6.6

At December 31, 2002, £207.5 million (2001: £416.0 million) of borrowings falling due after more than one year were secured on assets of the group.

Operations

The group’s funding, liquidity and exposure to interest rates and foreign exchange rate are managed by the group’s treasury department.

The Group holds or issues financial instruments for two main purposes;

•	to finance its operations
•	to manage the interest rate and currency risks arising from its operations and from its sources of finances.

In addition, various financial instruments – for example, trade debtors, trade creditors, accruals and pre-payments – arise directly from the group’s operations.

The group finances its operations by a mixture of bank borrowings and high yield bonds. The group’s long term loans are raised centrally by group finance companies which fund operating subsidiaries, on commercial terms, all of which are included in the consolidated financial statements. The group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, using derivatives where appropriate to generate the desired interest rate profile. The derivatives used for this purpose are principally interest rate swaps and interest rate caps.
The main risks arising from the group’s financial instruments are interest rate risk, liquidity risk, foreign currency risk and market price risk. The board reviews and agrees policies for managing each of these risks and they are summarized below. These policies have remained unchanged since incorporation.

Financial instruments comprise net borrowings together with other instruments deemed to be financial instruments under FRS 13.

Registered number: 3768265	109

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the combined and consolidated financial statements (continued)

19 Borrowings, financial instruments and risk management (continued)

Finance and interest rate risk

The group’s policy is to manage exposure to interest rate fluctuations on its borrowings and deposits by using interest rate swaps and interest rate caps. The group’s policy is to keep at least 50 per cent of net external debt at fixed or capped rates of interest for the period of the borrowing. At the year end, after taking account of interest rate swaps, the proportion of the group’s borrowings at fixed rates was 64 per cent (2001: 61 per cent). In addition, 19 per cent (2001: 14 per cent) of the group’s borrowings were floating rate but were covered by interest rate caps.

Liquidity risk

Group policy is to match currency cash expenditure with currency cash income subject to the existence of a free market for that currency’s debt and differences in funding costs between markets. Group borrowings comprise bank debt £235.7 million (2001: £440.0 million) which is due to be repaid by June 2008 and a High Yield Bond £325.5million (2001: £359.4 million) due 2009, both shown net of unamortized fees 5 per cent (2001: 3 per cent) of the group’s total borrowings at the year end will become due in the next 12 months, 90 per cent (2001: 91 per cent) in more than two years and 65 per cent (2001: 64 per cent) will become due in more than five years.

At December 31, 2002, the group also had undrawn committed borrowing facilities of £98.0 million (2001: £97.6 million). Commitment fees are paid on the undrawn portion of these facilities. There has been no change in the committed or drawn facilities as a result of the sale of the Stahl business.

Currency risk

The group publishes its financial statements in pounds sterling and conducts businesses in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements which will affect the group’s transaction costs and revenues, and the translation of the results and underlying net assets of its subsidiaries. By holding borrowings in foreign currencies, the group hedges a substantial portion of its exposure to fluctuations on the translation into pounds sterling of its foreign currency net assets.

The group hedges, on a rolling 12 month basis, the translation of a proportion of its forecast future net cash flow denominated in US dollars (50%), European currencies (50%) and Japanese yen (75%) with forward foreign currency contracts. This limits in part the transactional exposure of the group’s net cash flow to movements in exchange rates. The gain or loss on the hedge is recognized at the same time as the underlying transaction.

At December 31, 2002 the group had £59.6 million of outstanding gross foreign exchange contracts as a result of the transaction exposure cover outlined above. Of the total, £36.5 million were to sell US dollars, £16.4 million to sell Japanese Yen, £6.7 million were to buy US dollars.

At December 31, 2001 the group had £199.1 million of outstanding gross foreign exchange contracts as a result of the transaction exposure cover outlined above. Of the total, £61.5 million were to sell US dollars, £64.8 million to sell Euro, £17.8 million to sell Japanese Yen, £51.6 million were to buy US dollars, and £3.4 million were to buy Euro.

Registered number: 3768265	110

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the combined and consolidated financial statements (continued)

19 Borrowings, financial instruments and risk management (continued)

Interest rate risk profile of financial liabilities and assets

After taking account of interest rate swaps and caps, the currency and interest rate profile of the financial liabilities and assets of the group at December 31, 2002 was as follows:

	Floating rate interest	Capped rate interest	Fixed rate interest	Zero rated interest	Total	Weighted average fixed interest rate	Weighted average period for which rate is fixed	Weighted average period for which no interest is payable

	£ million	£ million	£ million	£ million	£ million	%	Years	Years
Financial liabilities
Sterling	6.3	—	—	16.4	22.7	—	—	11.5
US dollar	32.2	36.2	396.8	—	465.2	11.0	6.2	—
Euro	60.8	70.2	—	—	131.0	—	—	—

Total	99.3	106.4	396.8	16.4	618.9	11.0	6.2	11.5

Financial assets
Sterling	(5.9)	—	—	3.7	(2.2)			0.5
US dollar	14.2	—	—	—	14.2			—
Other	7.9	—	—	—	7.9			—

Total	16.2	—	—	3.7	19.9			0.5

As at December 31, 2001
	Floating rate interest	Capped rate interest	Fixed rate interest	Zero rated interest	Total	Weighted average fixed interest rate	Weighted average period for which rate is fixed	Weighted average period for which no interest is payable

	£ million	£ million	£ million	£ million	£ million	%	Years	Years
Financial liabilities
Sterling	6.6	—	—	22.8	29.4
US dollar	72.5	39.9	429.9	—	542.3	11.7	6.3	11.5
Euro	137.2	75.2	75.2	—	287.6	3.8	2.5	—

Total	216.3	115.1	505.1	22.8	859.3	10.5	5.7	11.5

Financial assets
Sterling	(3.2)	—	—	8.2	5.0			0.5
US dollar	13.5	—	—	—	13.5			—
Other	2.3	—	—	—	2.3			—

Total	12.6	—	—	8.2	20.8			0.5

Registered number: 3768265	111

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the combined and consolidated financial statements (continued)

19 Borrowings, financial instruments and risk management (continued)

The floating rate financial liabilities comprise bank borrowings bearing interest at rates fixed six months in advance by reference to the six month LIBOR.

The financial assets include cash balances placed on money market at call.

At December 31, 2002 the group had a US dollar interest rate swap to pay fixed with a notional of £36.2 million. The interest rate is 6.5%. The remaining maturity of the swap is 1.5 years. In addition, at December 31, 2002 the group had a £70.2 million Euro interest cap in place at 4.0% and a £36.2 million US dollar cap at 6.5%.

Currency exposures

At December 31, 2002, the net monetary assets and liabilities denominated in currencies other than the functional currencies of the group companies (other than certain non-sterling borrowings treated as hedges of net investments in overseas operations), were as follows:

	Avecia Group plc Consolidated Net foreign currency monetary assets/(liabilities)

Functional currency of group operation	Sterling	US dollar	Euro	Japanese yen	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million
Sterling	—	(233.7)	(11.4)	4.8	0.9	(239.4)
US dollar	—	—	—	—	—	—
Euro	0.8	2.0	—	—	—	2.8
Japanese yen	—	—	—	—	—	—
Other	—	0.8	—	—	2.0	2.8

Total	0.8	(230.9)	(11.4)	4.8	2.9	(233.8)

As at December 31, 2001
	Avecia Group plc Consolidated Net foreign currency monetary assets/(liabilities)

Functional currency of group operation	Sterling	US dollar	Euro	Japanese yen	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million
Sterling	—	(316.1)	3.7	0.5	1.0	(310.9)
US dollar	—	—	—	1.6	—	1.6
Euro	0.6	2.6	—	—	7.9	11.1
Japanese yen	—	—	—	—	—	—
Other	—	0.3	(1.2)	(0.1)	(0.2)	(1.2)

Total	0.6	(313.2)	2.5	2.0	8.7	(299.4)

Registered number: 3768265	112

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

19 Borrowings, financial instruments and risk management (continued)

Maturity of financial liabilities

The maturity profile of the group’s financial liabilities at December 31, 2002 was as follows:

	Avecia Group plc Consolidated

	Gross repayable	Net of fees

	£ million	£ million
In one year or less, or on demand	31.9	27.4
In more than one year but not more than two years	35.0	30.6
In more than two years but not more than five years	153.9	143.9
In more than five years	420.8	417.0

	641.6	618.9

The above figures include preference shares, the redemption of which is mandatory on July 1, 2010. They may, however, be redeemed at the option of the company on or after January 1, 2005 or earlier on certain public equity offerings at a redemption value equal to the liquidation preference value ($25 per share) plus all accumulated and unpaid dividends to the date of redemption.

Registered number: 3768265	113

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the combined and consolidated financial statements (continued)

19 Borrowings, financial instruments and risk management (continued)

The maturity profile of the group’s financial liabilities at December 31, 2001 was as follows:

	Avecia Group plc Consolidated
	Gross repayable	Net of fees

	£ million	£ million
In one year or less, or on demand	28.2	23.2
In more than one year but not more than two years	48.1	43.1
In more than two years but not more than five years	227.6	217.3
In more than five years	580.7	574.9

	884.6	858.5

The above figures include preference shares, the redemption of which is mandatory on July 1, 2010. They may, however, be redeemed at the option of the company on or after January 1, 2005 or earlier on certain public equity offerings at a redemption value equal to the liquidation preference value plus all accumulated and unpaid dividends to the date of redemption.

Credit risk and market risk

The above financial instruments are subject to credit and market risk. Avecia contains credit risk by ongoing review procedures. All financial instruments are transacted with commercial banks. The notional principal values of balance sheet financial instruments do not represent amounts exchanged by the parties and are not a measure of the credit risk to the group of these instruments. The credit risk of these instruments is limited to the positive fair values of such contracts.

Market risk is the sensitivity of the value of financial instruments to changes in related currency and interest rates. The group is not exposed to material market risk because gains and losses on the derivative financial instruments are largely offset by gains and losses on the underlying assets, liabilities and transactions subject to hedge.

Borrowing facilities

The group has various borrowing facilities available to it. The undrawn committed facilities available at December 31, 2002 were as follows:

	December 31, 2002	December 31, 2001

	£ million	£ million
Expiring in one year or less	—	—
Expiring in more than one year but not more than two years	—	—
Expiring in more than two years	98.0	97.6

Total	98.0	97.6

Registered number: 3768265	114

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

19 Borrowings, financial instruments and risk management (continued)

Terms

The facility was set up under normal banking conditions.

Fees paid

The arrangement fees incurred on setting up the facilities are being amortized over the terms of the loans. Commitment fees of 0.5% are charged on the undrawn facility.

Conditions under which commitments may be withdrawn

Default under the conditions of the facility may cause the commitments to be withdrawn. This includes any default on the covenants in place.

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of all the group’s financial assets and financial liabilities as at December 31, 2002.

	Book value	Fair value

	£ million	£ million
Primary financial instruments held or issued to finance the group’s operations:
Short term borrowings and current portion of long term borrowings	(26.4)	(26.4)
Long term borrowings	(534.8)	(470.9)
Finance lease and other	(58.8)	(84.2)
Other financial assets	2.8	2.8
Cash at bank and in hand	16.2	16.2
Derivative financial instruments held to manage the interest rate:
Interest rate swaps and similar instruments – gains	—	—
Interest rate swaps and similar instruments – losses	—	(2.7)
Interest rate caps and collars – gains	0.9	—
Interest rate caps and collars – losses	—	—
Derivative financial instruments held or issued to hedge the currency exposure on expected future net cash flow:
Forward foreign currency contracts – gains	—	2.8
Forward foreign currency contracts – losses	—	(0.8)

	(600.1)	(563.2)

Registered number: 3768265	115

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

19 Borrowings, financial instruments and risk management (continued)

Set out below is a comparison by category of book values and fair values of all the group’s financial assets and financial liabilities as at December 31, 2001.

	Book value	Fair value

	£ million	£ million
Primary financial instruments held or issued to finance the group’s operations:
Short term borrowings and current portion of long term borrowings	(22.2)	(22.2)
Long term borrowings	(776.7)	(785.7)
Finance lease and other	(61.3)	(71.7)
Other financial assets	6.8	6.8
Cash at bank and in hand	12.6	12.6
Derivative financial instruments held to manage the interest rate:
Interest rate swaps and similar instruments – gains	—	0.1
Interest rate swaps and similar instruments – losses	—	(3.0)
Interest rate caps and collars – gains	1.4	0.7
Interest rate caps and collars – losses	—	—
Derivative financial instruments held or issued to hedge the currency exposure on expected future net cash flow:
Forward foreign currency contracts – gains	—	2.4
Forward foreign currency contracts – losses	—	(1.3)

	(839.4)	(861.3)

Market values have been used to determine the fair value of forward foreign currency contracts and all listed debt issued. The fair values of all other items have been calculated by discounting expected future cash flows at prevailing interest rates.

Fair value judgments and changes in market conditions and assumptions could significantly affect these estimates. The disclosed values are those which are representative of fair values at the dates indicated. No financial instruments were held for the purposes of dealing or other financial instrument trading activities.

Hedges

As explained in the introduction, the group’s policy is to hedge the following exposures:

•	interest rate risk, using interest swaps and caps contracts
•	net cash flow, using forward foreign currency contracts

Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognized gains and losses on instruments used for hedging, and the movements therein are as follows:

	2002 Gains	2002 Losses	2002 Total net gains/(losses)

	£ million	£ million	£ million

Gains/(losses) arising in 2002 that were not recognized in 2002	1.9	(3.5)	(1.6)
Of which:
Gains/(losses) expected to be recognized in 2003	1.9	(3.5)	(1.6)

Registered number: 3768265	116

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

20 Provisions for liabilities and charges
	Pensions and similar obligations	Deferred taxation	Environmental provisions	Reorganization and other provisions	Total

	£ million	£ million	£ million	£ million	£ million

At January 1, 2001	19.5	2.1	1.9	2.2	25.7
Acquisition	(0.3)	—	(0.2)	(1.0)	(1.5)
Utilized during year	3.5	2.3	(1.0)	2.8	7.6
Charge for the year	(0.1)	—	—	—	(0.1)
Exchange	0.2	(0.1)	—	—	0.1

At December 31, 2001	22.8	4.3	0.7	4.0	31.8

At January 1, 2002	22.8	4.3	0.7	4.0	31.8
Utilized during year	(1.6)	—	—	—	(1.6)
Charge for the year	2.6	4.4	—	10.7	17.7
Other movements	(6.0)	(4.0)	(0.2)	(2.7)	(12.9)
Exchange	(1.4)	—	—	—	(1.4)

At December 31, 2002	16.4	4.7	0.5	12.0	33.6

Included in the provision for pensions and similar obligations at December 31, 2002 is an amount of £9.5 million (2001: £12.6 million) in respect of provisions for post-retirement benefits other than pensions. The reorganization and other provisions primarily relate to severance costs.

Registered number: 3768265	117

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

20 Provision for liabilities and charges (continued)

Financial Reporting Standard 19 – ‘Deferred Tax’ was adopted during the year ended December 31, 2001. This did not have a material impact on the financial statements. The amounts of deferred taxation accounted for in the Group balance sheet and the full potential amounts of deferred taxation comprised the following deferred tax liabilities and assets at December 31, 2002:

	Avecia Group plc Consolidated

	December 31, 2002

	Provision for deferred tax	Not accounted for deferred tax	Full provision for deferred tax
	£ million	£ million	£ million
Deferred tax liabilities
Difference between accumulated depreciation and amortization and capital allowances	2.1	—	2.1
Other timing differences	2.6	—	2.6

	4.7	—	4.7

Deferred tax asset
Tax losses for future utilization	—	71.3	71.3

Net deferred tax (liability)/asset	4.7	71.3	66.6

Deferred tax assets which are not accounted for represent deferred tax assets (principally net operating losses) for which an off setting valuation allowance has been made in full.

	Avecia Group plc Consolidated

	December 31, 2001

	Provision for deferred tax	Not accounted for deferred tax	Full provision for deferred tax
	£ million	£ million	£ million
Deferred tax liabilities
Difference between accumulated depreciation and amortization and capital allowances	1.9	—	1.9
Other timing differences	2.4	—	2.4

	4.3	—	4.3

Deferred tax asset
Tax losses for future utilization	2.8	24.9	27.7

Net deferred tax (liability)/asset	(1.5)	24.9	23.4

Registered number: 3768265	118

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

20 Provision for liabilities and charges (continued)
	Avecia Group plc Consolidated

	December 31, 2002	December 31, 2001

	£ million	£ million
Deferred taxation provision movement
At beginning of period	1.5	2.1
Profit and loss account	4.4	(0.6)
Elimination of Stahl units	(1.2)	—

At end of period	4.7	1.5

No deferred tax provision has been made in respect of UK corporation tax and foreign withholding tax on £60.0 million of accumulated undistributed reserves in foreign subsidiaries as at 31 December 2002. The reserves are considered to be permanently invested in the businesses, no binding agreements have been entered into in respect of the distribution of the reserves, and the reserves would not be subject to UK corporation tax and foreign withholding tax until distributed. If the reserves were not considered to be permanently invested then provision would be required under US GAAP for approximately £0.8 million of foreign withholding tax.

21 Acquisitions

The group acquired the remaining 85% of Covion Organic Semiconductors Gmbh which it did not already own on 31 December 2001 for a consideration of €4.6m (£2.9m). The acquisition method of accounting was applied. The resulting goodwill was capitalized to be written off over 15 years. Consideration of €2.1m (£1.3m) was paid in March 2002. A further €2.5m (£1.6m) has been paid in March 2003.

In March 2002 Avecia acquired the whole trade and assets of Biomonomer Technologies Inc for a consideration of £0.4m with further deferred consideration of £0.3m expected to be paid in 2004/5.

The group made a further acquisition of intellectual property (including the granting of an exclusive license by Michigan State University over intellectual property previously exclusively licensed to Synthon) and stocks from Synthon Chiragenics Corporation on 11 December 2002 for a total purchase price of $2.5 million (£1.6 million). The impact on the group balance sheet was as follows.

Book value and Fair Value
£m
Intangible fixed assets	0.6
Current assets	0.4

Net assets	1.0
Goodwill	0.6

Purchase consideration and cost of acquisition	1.6

.

Registered number: 3768265	119

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

22 Called up share capital
	Avecia Group plc Consolidated
	December 31, 2002		December 31, 2001

	Number of shares	Nominal value of shares	Number of shares	Nominal value of shares
Authorized		£000		£000
Equity: Ordinary shares of £1.00 each	400,000,000	400,000	400,000,000	400,000
Non-equity Pay-in-kind (PIK) 16% cumulative redeemable preference shares of $1.00 each	3,500,000	2,222	3,500,000	2,222

	403,500,000	402,222	403,500,000	402,222

Allotted, called up and fully paid
Equity: Ordinary shares of £1.00 each	329,100,001	329,100	329,100,001	329,100
Non-equity Pay-in-kind (PIK) 16% cumulative redeemable preference shares of $1.00 each	2,221,621	1,386	1,904,683	1,312

	331,321,622	330,486	331,004,684	330,412

Redeemable preference shares

The redemption of preference shares is mandatory on July 1, 2010 but may be redeemed at the option of the Company on or after January 1, 2005 or earlier on certain public equity offerings at a redemption value equal to the liquidation preference value plus all accumulated and unpaid dividends to the date of redemption. On a winding up they would rank in priority to ordinary shares. Up to July 1, 2004 the company may issue further PIK preference shares instead of a cash dividend (based on the liquidated preference amount of $25 per share). Subsequent to July 1, 2004 the dividend must be paid in cash. The PIK preference shares have no voting rights at meetings of the ordinary shareholders and attract a dividend of 16%. The carrying value of the preferred shares is being increased from the date of issue to the mandatory redemption date, by the interest method, such that the carrying value at the mandatory redemption date will equal the redemption value of $25 per share. The accretion for 2002 was £0.3m (2001 £0.3 m).

Registered number: 3768265	120

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

23 Share premium and reserves

Avecia Group plc – Consolidated for the year ended December 31, 2002
	Equity share capital	Non-equity share capital	Shares to be issued	Share premium account	Profit and loss account	Total

	£ million	£ million	£ million	£ million	£ million	£ million
At 1 January 2001	329.1	1.2	2.3	16.5	(35.4)	313.7
Loss for year	—	—	—	—	(38.3)	(38.3)
Appropriation	—	—	—	—	(5.4)	(5.4)
Foreign exchange	—	—	—	0.3	(3.4)	(3.1)
Amortization of share issue costs	—	—	—	0.4	—	0.4
Non-equity dividend	—	—	5.1	—	—	5.1
Reserve reclassification	—	—	—	(5.4)	5.4	—
Shares issued in period	—	0.1	(4.7)	4.6	—	—

At 31 December 2001	329.1	1.3	2.7	16.4	(77.1)	272.4
At 1 January 2002	329.1	1.3	2.7	16.4	(77.1)	272.4
Loss for year	—	—	—	—	(42.6)	(42.6)
Appropriation	—	—	—	—	(6.0)	(6.0)
Foreign exchange	—	(0.1)	(0.1)	(0.9)	(9.0)	(10.1)
Amortization of share issue costs	—	—	—	0.4	—	0.4
Non-equity dividend	—	—	5.7	—	—	5.7
Reserve reclassification	—	—	—	(6.0)	6.0	—
Shares issued in period	—	0.2	(5.5)	5.3	—	—

At 31 December 2002	329.1	1.4	2.8	15.2	(128.7)	219.8

24 Minority interests
	For the year ended December 31, 2002	For the year ended December 31, 2001

Avecia Group plc – Consolidated	£ million	£ million
At beginning of year	1.1	1.1
Disposal of interest	(1.1)	—

At end of year	—	1.1

Registered number: 3768265	121

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

25 Contingent liabilities and contingent assets

Environmental

The group has environmental liabilities at some of its current sites and is subject to contingencies pursuant to laws and regulations which in the future may require it to take action to correct the effects on the environment of the prior disposal, release or escape of chemical substances. Sites which were formerly part of the specialty chemicals business of the AstraZeneca group but which were not in operation at the date of the group’s acquisition of the business in June 1999 were not transferred to the group.

A deed of covenant entered into by the companies in the AstraZeneca group, notably Zeneca Limited (as a principal seller of the business to the group) and AstraZeneca plc (as guarantor), on the group’s acquisition of AstraZeneca’s specialty chemicals business, provides certain indemnities to group companies for environmental liabilities and costs arising from events or circumstances existing prior to the acquisition. These include liabilities relating to or arising out of pre-acquisition contamination at waste disposal sites at the group’s Mount Pleasant site, Tennessee, and historic liabilities arising on any sites previously owned by companies acquired by the group in the course of the acquisition transaction. The liability of companies in the AstraZeneca group to indemnify the group is, in certain instances, subject to maximum caps of liability or subject to de minimis levels of liability or contributions by group companies.

While the outcome of some of these matters cannot be readily foreseen, the directors believe that they will be disposed of without material effect on the financial position as shown in these consolidated financial statements.

The ultimate requirement for remediation work and its cost are difficult to estimate. However, where such costs are not within the scope of the indemnities provided by the deed of covenant referred to above, and where such costs are deemed probable and identifiable, provision has been made in the financial statements.

Litigation and other claims

Various companies in the group are parties to legal actions and claims by third parties, regulatory and fiscal authorities. While the outcome of some of these matters cannot be readily foreseen, the directors believe that they will be disposed of without material effect on the financial position as shown in these consolidated financial statements.

26 Commitments

(a)	Capital commitments of the group at the end of the financial period, for which no provision has been made, are as follows:
	Avecia Group plc Consolidated

	December 31, 2002	December 31, 2001

	£ million	£ million

Contracted capital commitments	5.8	12.8

Registered number: 3768265	122

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

26 Commitments (continued)

(b)	Annual commitments under non-cancellable operating leases are as follows:
	Avecia Group plc Consolidated
	December 31, 2002		December 31, 2001

	Land and buildings	Other	Land and buildings	Other

	£ million	£ million	£ million	£ million
Operating leases which expire:
Within one year	0.9	—	1.0	—
In the second to fifth years inclusive	1.2	—	2.3	—
After five years	—	—	—	0.1

	2.1	—	3.3	0.1

The future minimum lease payments under operating and finance leases, including finance charges, were as follows:

	Operating leases		Finance leases

	Avecia Group plc Consolidated		Avecia Group plc Consolidated

	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001

	£ million	£ million	£ million	£ million

Due in one year or less	0.9	1.1	1.0	1.0
Due between one and two years	0.7	1.0	1.0	0.9
Due between two and three years	0.5	0.8	0.8	0.9
Due between three and four years	—	0.5	0.7	0.8
Due between four and five years	—	—	0.6	0.6
Due in five years or more	—	—	2.1	2.4

	2.1	3.4	6.3	6.6

There were no commitments (2001: £Nil) under finance leases at the balance sheet date that were due to commence thereafter.

Registered number: 3768265	123

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

27 Pension scheme

The Avecia group participates in retirement plans which cover the majority of its employees. These plans are either defined contribution, where the level of company contribution is fixed at a set level or percentage of employees pay, or defined benefit, where benefits are based on employees’ years of service and average final remunerations. All plans are generally funded through separate trustee-administered funds. The pension cost for the main defined benefit plans is established in accordance with the advice of independent qualified actuaries based on valuations undertaken on varying dates. There is a material plan in the UK, the US and the Netherlands.

The SSAP24 pension charge for the year amounted to £7.7m for the UK scheme, £1.9m in the USA and £1.6m in the Netherlands. Amounts in the balance sheet resulting from a difference between the amounts recognized as cost and the amounts funded were prepayments of £0.7m for the UK scheme and £4.6m in The Netherlands, and a provision of £4.7m in the USA.

UK

An actuarial valuation was carried out as at 31 March 2000 using a market-led approach. This approach represents a change from the traditional method used by UK actuaries and by Avecia. The assets are taken at market value with the liabilities valued using financial assumptions derived from market yields on Government Fixed Interest and Index Linked gilts at the valuation date. The market-led approach can be considered to be less subjective as the value placed on the assets is based on the market’s view rather than an actuarial view. The significant assumptions used in this valuation were that, against a background of UK price inflation of 2.8% pa, investment returns would average 6.3% pa, salary increases 4.8% pa and pension increases 2.7% pa. Scheme liabilities were discounted using a rate of 5.8% pa. The market value of the fund’s assets was £127.5m and represented 107% of the accrued liabilities at that date allowing for projected future salary increases. The next valuation will be as at March 2003.

The contribution rate currently payable by the employer is 13% of pensionable salaries. Employees pay varying levels of contribution in accordance with the rules and the current average is 3.1% of pensionable salaries.

With effect from 1 November 2002, various amendments were made to the scheme. These amendments affect certain categories of existing members who were given the opportunity to transfer to a defined benefit section of the scheme. A new defined contribution section was introduced for new members.

US

In the US an actuarial valuation was carried out as at 1 January 2002. The significant assumptions used in this valuation were that the rate of return on investment would be 9.0% pa, the rate of salary increases would be 5.5% and pension increases 0% pa. The market value of the plans’ assets at that date was $41.5m and represented 88.3% of the accrued liabilities as at that date, based on salaries projected to the date of retirement or assumed earlier death or leaving service. There is a deficiency of $0.6m on this funding level basis and the basis of the actuarial value of assets that is used in the US to determine employer contributions.

During 2002 $1.6m was funded into the plans’ trust. It is anticipated that amounts will also be funded in 2003. Employer contributions are based on the minimum funding requirements of ERISA.

Netherlands

In the Netherlands an actuarial valuation was carried out as at 31 December 2002. The value of assets was €60.421m which represents 103.7% of the plan liabilities at that date. Total contributions in 2002 were payable at a rate of 22.0% of pensionable salaries less the state pension offset of €15,352. In 2002 this was approximately equivalent to 13.2% of members’ pensionable salaries. Contributions are currently payable by the employee at the rate of 2% between earnings limits of €23,026 and €41,498 and 7.5% of earnings above the €41,499 limit. In 2002 this was equivalent to approximately 1.7% of gross pensionable salaries. Employer’s contribution is approximately 11.5%.

Registered number: 3768265	124

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

27 Pension Scheme (continued)

Further additional payments have been made by Avecia and Stahl in 2002 for a total amount of €14.11m to close the gap between liabilities and assets because of a negative return on assets. Following the sale of Stahl BV out of the Avecia Group in 2002, Stahl continued to participate in the Avecia Pension fund by agreement. At the end of 2002 Stahl will leave the Avecia Pension fund and approval from the PVK (Dutch Governmental Authority on Pension funds) has been received for an asset transfer.

FRS 17 disclosures

Whilst the company continues to account for pension costs in accordance with SSAP24, under FRS17 the following transitional disclosures are required.

Major Assumptions	UK	US	Netherlands
Rate of general increase in salaries	3.8%	4.3%	3.0%
Rate of increase to pensions in payment	2.4%	0.0%	2.0%
Discount rate for scheme liabilities	5.5%	6.8%	5.6%
Inflation	2.3%	4.0%	2.0%

The assets in the schemes and the expected rate of return were:

	Long term rate of return expected 31 December	Value as at 31 December 2002	Long term rate of return expected 31 December	Value as at 31 December 2002	Long term rate of return expected 31 December	Value as at 31 December 2002
	UK	UK	USA	USA	Netherlands	Netherlands
	2002	£m	2002	£m	2002	£m

Equities	7.5%pa	92.5	11.0%pa	11.0	8.5%pa	7.1
Bonds	4.5%pa	9.1	5.7%pa	6.7	4.5%pa	15.0
Cash	4.2%pa	1.4	—	—	0.0%pa	0.7

Market value of assets		103.0		17.7		22.8
Present value of scheme liabilities		(159.4)		(36.0)		(34.6)

Deficit		(56.4)		(18.3)		(11.8)

Deferred tax		—		—		—

	2002	2002	2002	2002
	Total	UK	USA	Netherlands
	£m	£m	£m	£m
Net assets statement
Net assets – excluding pension liability	230.0	159.4	36.0	34.6
Pension liability	86.5	56.4	18.3	11.8

Reserves statement
Profit and loss reserve – excluding pension liability	230.0	159.4	36.0	34.6
Pension liability	86.5	56.4	18.3	11.8

Profit and loss reserve – including pension liability	143.5	103.0	17.7	22.8

Registered number: 3768265	125

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

27 Pension Scheme (continued)

Movement in surplus/(deficit) during the year
	Total	UK	USA	Netherlands
	£m	£m	£m	£m
Surplus/(deficit) at start of year	(46.2)	(13.2)	(13.5)	(19.5)
Current service cost	(12.0)	(8.9)	(1.5)	(1.6)
Past service cost	(0.5)	(0.5)	—	—
Company contributions	14.6	7.7	1.2	5.7
Other financing(charge)/credit	0.7	1.5	(0.2)	(0.6)
Actuarial gain/(loss)	(52.5)	(43.0)	(5.7)	(3.8)
Gain/loss due to settlement/curtailment	9.4	—	1.4	8.0

Surplus/(deficit) at end of year	(86.5)	(56.4)	(18.3)	(11.8)

If FRS17 had been fully adopted in these financial statements the pension costs would have been :

	Total	UK	USA	Netherlands
	£m	£m	£m	£m
Current service cost	(12.0)	(8.9)	(1.5)	(1.6)
Past service cost	(0.5)	(0.5)	—	—

	(12.5)	(9.4)	(1.5)	(1.6)

Analysis of amounts included in Other Financing (charge)/credit :
Interest cost	(12.4)	(8.0)	(2.4)	(2.0)
Expected return on assets	13.1	9.5	2.2	1.4

	0.7	1.5	(0.2)	(0.6)

Analysis of the amount recognised in statement of total recognised gains and losses :

	UK		USA		Netherlands
	£m	% of scheme assets/(liabilities)	£m	% of scheme assets/(liabilities)	£m	% of scheme assets/(liabilities)
Difference between Actual and Expected return on assets	(41.3)	(40%)	(4.5)	(25%)	(2.8)	(12%)
Experience gains and losses	4.2	3%	1.6	4%	Split not available
Effects of changes in assumptions on value of scheme liabilities	(5.9)	(4%)	(2.8)	(8%)	Split not available

	(43.0)		(5.7)		(3.8)

Registered number: 3768265	126

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

27 Pension Scheme (continued)

Prior to July 1, 1999 employees participated in a number of pension schemes administered by AstraZeneca plc.

For purposes of US GAAP, the pension costs of all significant plans have been restated in the following tables in accordance with the requirements of SFAS No 132 – ‘Employers’ Disclosures about Pensions and Other Post-retirement Benefits’.

The changes in projected benefit obligations and plan assets and details of the funded status of these retirement plans, together with the changes in the accumulated other post-retirement benefit obligations, under SFAS No 132 are as follows:

	Pension benefits Avecia Group plc Consolidated		Other post-retirement benefits Avecia Group plc Consolidated

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2002	2001	2002	2001

	£ million	£ million	£ million	£ million
Change in projected benefit obligation	—	27	(1)	1

Projected benefit obligation at beginning of period	230	203	12	11
Service cost	12	13	—	—
Interest cost	13	13	1	1
Participant contributions	2	2	—	—
Plan amendments	—	—	—	—
Actuarial (gain)/loss	3	(2)	1	—
Benefits paid	(2)	(1)	—	—
Settlements / curtailments	(28)	—	—	—
Other movements including exchange	—	2	(3)	—

Projected benefit obligation at end of period	230	230	11	12

Registered number: 3768265	127

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

27 Pension Scheme (continued)
	Pension Benefits Avecia Group plc Consolidated		Other post retirement benefits Avecia Group plc Consolidated

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2002	2001	2002	2001

	£ million	£ million	£ million	£ million
Change in plan assets	(39)	(6)	—	—

Fair value at beginning of period acquisition	183	189	—	—
Actual loss on plan assets	(35)	(18)	—	—
Group contribution	15	9	—	—
Participant contributions	2	2	—	—
Benefits paid	(2)	(1)	—	—
Disposition	(19)	—	—	—
Other movements including exchange	(1)	2	—	—

Fair value of plan assets at end of period	143	183	—	—

Funded status of plans	(87)	(47)	(11)	(12)
Unrecognized net loss/(gain)	70	37	2	1
Prior service cost not recognized	1	—	—	—
Unrecognized net obligation on implementation	—	—	—	—

	(16)	(10)	(9)	(11)
Adjustments to recognize minimum liability	(32)	—	—	—

Accrued benefit liability	(48)	(10)	(9)	(11)

There were no plan assets in respect of other post-retirement benefits.

Registered number: 3768265	128

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

27 Pension Scheme (continued)

Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations, together with long-term rates of return on plan assets, vary according to the economic conditions of the country in which the retirement plans are situated. The weighted average rates used for calculation of year end benefit obligations and forecast benefit cost in the main retirement plans and other benefit obligations for SFAS No 132 purposes were as follows:

	Pension benefits			Other post-retirement benefits

	2002	2001	2000	2002	2001	2000
	%	%	%	%	%	%
Discount rate	5.8	6.0	6.0	6.75	7.25	7.5
Long-term rate of increase in remuneration	3.8	3.8	3.9	4.25	4.25	4.5
Expected long-term return on assets	6.7	7.0	7.1	n/a	n/a	n/a

Avecia has assumed a long-term rate of increase in healthcare costs of 9.0% (2001: 6.5%).

	Pension benefits Avecia Group plc Consolidated			Other post-retirement benefits Avecia Group plc Consolidated

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2002	2001	2000	2002	2001	2000

	£ million	£ million	£ million	£ million	£ million	£ million
Net periodic cost
Service cost – present value of benefits accruing during the period	12	13	12	—	—	1
Interest cost on projected benefit obligations	13	13	12	1	1	1
Expected (return)/loss on assets	(11)	(13)	(14)	—	—	—
Net amortization and deferral	3	—	1	—	—	—

Net periodic cost for the period	17	13	11	1	1	2

It is estimated that a 1 percentage point change in the weighted average healthcare costs trend would have the following effects on the accumulated benefit obligation and net periodic cost at December 31, 2002 and December 31, 2001.

	1 percentage point

	At December 31, 2002		At December 31, 2001

	Increase	Decrease	Increase	Decrease

	£ million	£ million	£ million	£ million
Accumulated benefit obligation	1.04	(0.94)	0.28	(0.29)
Net periodic cost	0.11	(0.10)	0.03	(0.04)

Registered number: 3768265	129

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

28 Net cash inflow from operating activities
	Avecia Group plc Consolidated

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2002	2001	2000

	£ million	£ million	£ million
Operating (loss)/profit	(16.8)	48.4	74.8
Non cash items	3.6	(3.8)	(0.1)
Depreciation, amortization and impairment charges	101.8	87.5	78.0
Increase in provision for pensions and similar obligations	0.9	3.1	2.1
Decrease in environmental provision	—	(1.2)	(0.5)
Increase in other provisions	10.7	1.9	—
(Profit)/loss on sale of fixed assets	(0.7)	(0.2)	0.1
(Increase)/decrease in stocks	8.7	(0.9)	(22.0)
Decrease in debtors	1.1	16.5	1.5
(Decrease)/increase in creditors	(1.5)	(30.8)	13.3

Net cash inflow from operating activities	107.8	120.5	147.2

Registered number: 3768265	130

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

29 Analysis of cash flows
	Avecia Group plc Consolidated

	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2002	2002	2001	2001	2000	2000

	£ million	£ million	£ million	£ million	£ million	£ million
Dividends from joint ventures and associates
Joint ventures	5.5		2.9		2.7

		5.5		2.9		2.7

Returns on investment and servicing of finance
Interest received	1.9		3.3		3.1
Interest paid	(58.4)		(76.2)		(77.2)
Interest element of finance lease rental payments	(0.4)		(0.4)		(0.5)

		(56.9)		(73.3)		(74.6)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(42.9)		(59.9)		(59.2)
Purchase of intangible fixed assets	(0.3)		(2.7)		(5.0)
Sale of tangible fixed assets	0.1		0.5		—

		(43.1)		(62.1)		(64.2)

Registered number: 3768265	131

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

29 Analysis of cashflows (continued)
		Avecia Group plc Consolidated

		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,

		2002	2002	2001	2001	2000	2000

	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Acquisitions and disposals
Purchase of subsidiary undertaking	21	(3.4)		(2.6)		(36.9)
Net cash acquired/(disposed) with subsidiary		(3.7)		0.5		0.3
Purchase of interest in joint ventures and other investments		—		—		—
Disposal of subsidiary undertaking		203.3		33.2		—

			196.2		31.1		(36.6)

Financing
Loans to related parties		0.1		(0.1)		(2.4)
Loans repaid by related parties		—		—		—
Debt due within one year:
New loan repayable in 2002		39.0		63.0		26.0
Loan repayments		(239.4)		(82.6)		(35.5)
Capital element of finance lease rental payments		(0.9)		(0.6)		(0.6)
Exchange and translation effects		—		—		—

			(201.2)		(20.3)		(12.5)

Transfers of cash by certain subsidiary undertakings are restricted to specific purposes under the terms of certain financing agreements.

Registered number: 3768265	132

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

29 Analysis of cash flows (continued)

Restatement of cash flows in accordance with US GAAP
	Avecia Group plc Consolidated

	For the year ended December 31, 2002	For the year ended December 31, 2001	For the year ended December 31, 2000
	£ million	£ million	£ million

Cash inflow from operating activities	52.3	42.4	66.1
Cash outflow from investing activities	153.1	(31.0)	(100.8)
Cash (outflow) from financing activities	(201.2)	(20.3)	(12.5)

Increase / (Decrease) in cash in the period	4.2	(8.9)	(47.2)

30 Analysis of net debt

	Avecia Group plc – Consolidated for the year ended December 31, 2002
	At beginning of period	Acquired	Cash flow	Other non cash changes	Exchange movement	At end of period

	£ million	£ million	£ million	£ million	£ million	£ million

Cash at bank and in hand	12.6	—	4.2	—	(0.6)	16.2
Debt due after one year	(776.7)	—	172.9	23.8	45.2	(534.8)
Debt due within one year	(22.2)	—	27.5	(28.3)	(3.4)	(26.4)
Finance leases	(6.6)	—	0.9	(0.6)	—	(6.3)

Total	(792.9)	—	205.5	(5.1)	41.2	(551.3)

	Avecia Group plc – Consolidated for the year ended December 31, 2001
	At beginning of period	Acquired	Cash flow	Other non cash changes	Exchange movement	At end of period

	£ million	£ million	£ million	£ million	£ million	£ million

Cash at bank and in hand	21.5	0.5	(9.5)	—	0.1	12.6
Debt due after one year	(799.4)	—	3.9	29.1	(10.3)	(776.7)
Debt due within one year	(10.6)	—	15.7	(27.4)	0.1	(22.2)
Finance leases	(6.4)	—	0.6	(0.8)	—	(6.6)

Total	(794.9)	0.5	10.7	0.9	(10.1)	(792.9)

Registered number: 3768265	133

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

30 Analysis of net debt (continued)

The sale of the Stahl business in January 2002 resulted in the repayment of £187.3m Term Debt, as required by the bank facilities agreement. The prepayment is applied across the future repayment schedule as follows:

Prepayment
2002
£m
Reducing repayments falling due:
In one year or less, or on demand	13.9
Between one and two years	20.2
Between two and five years	95.0
In five years or more	58.2

187.3

31 Post balance sheet events review

There were no material post balance sheet events.

32 Related Party disclosures

In June 1999, Cinven and Investcorp S.A. jointly directed the formation of Avecia, and its acquisition of the Zeneca Specialties business. Cinven and Investcorp S.A. continue to provide consulting services to the Group, for which they may receive payments of up to £400,000 per annum. In January 2002 Avecia completed the sale of its Stahl business to Luxembourg 101 S.A. and its affiliates. The purchase of Stahl from Avecia was managed by Investcorp S.A. on behalf of Luxembourg 101 SA and its affiliates, which under the terms of the Bond Indenture means that Luxembourg 101 SA is considered a related party. The sale of the Stahl business was therefore conducted under the terms of the bond indenture relating to related party transactions.

While the group was part of AstraZeneca, sales to businesses of AstraZeneca amounted to £1.7 million in 1999.

Raw material purchases from the rest of the AstraZeneca group were minimal. Prior to July 1, 1999 Zeneca Specialties received services from various parts of AstraZeneca which were run on a corporate basis. These services included the running of two major UK manufacturing sites, provision of IT network and mainframe services, together with various administrative support services such as payroll in the UK and USA, and general support in some smaller shared units overseas. All of these services were charged to Zeneca Specialties on a basis which was intended to reflect its share of these activities and which was consistent with the basis of charging to other AstraZeneca businesses. In addition, certain other charges relating to corporate costs were allocated to each business.

Since 1 July 1999, AstraZeneca is no longer a related party, although there are a number of service level agreements and other arrangements between the two parties that relate to the separation of Avecia from the AstraZeneca group. These arrangements are on an arms length basis at commercial rates.

At December 31, 2002 debtors include £17.3 million (2001: £17.2 million) owed to companies within the group by the parent companies of Avecia Group plc, Avecia Holdings plc and Avecia Finance plc of which £15.4 million relates to acquisition fees and £1.9 million relates to other costs paid by group companies on behalf of Avecia Holdings plc and Avecia Finance plc. These amounts are interest free.

Registered number: 3768265	134

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

33 Ultimate parent company

The ultimate parent company is Avecia (Jersey) Limited, a company registered and incorporated in Jersey. The registered number is 74318. The external address of the ultimate parent company is:

Avecia (Jersey) Limited
Mourant du Feu & Jeune
22 Grenville Street
St. Helier
Jersey
JE4 8PX.

34 Difference between UK and US accounting principles

These consolidated financial statements are prepared in accordance with UK GAAP. Significant differences between UK GAAP and US GAAP which affect the net income and net assets of Avecia and Zeneca Specialties are set out below.

Reclassification of parent company debtors

Since the acquisition of the Specialty Chemicals business of AstraZeneca in 1999, certain amounts have been due from Avecia Holdings plc and Avecia Finance plc, the parent companies of Avecia Group plc on a long term basis (see note 16). Under US GAAP, such amounts are reflected as a reduction of shareholders’ funds. Net assets in accordance with US GAAP have been reduced by £17.3 million to reflect this reclassification at December 31, 2002 (December 31, 2001:£17.2m).

Capitalization of interest

There is no mandatory accounting standard in the United Kingdom regarding the capitalization of interest and, accordingly, the business does not capitalize interest as part of the cost of fixed assets in financial statements prepared under UK GAAP. US GAAP requires interest incurred and associated with the cost of constructing fixed assets to be capitalized and amortized over the life of the asset.

Revenue recognition

The company recognizes revenues on individual elements of multiple-element sales arrangements when sums are contractually due for work performed or services rendered during the year. Under US GAAP, such sums are deferred unless they are in exchange for products delivered or services performed which represent the culmination of a separate earnings process. Certain revenues recognized under UK GAAP on a multiple-element sales arrangement may not be recognized under US GAAP until the terms of additional elements of the arrangement have been completed or fulfilled and all contingencies resolved.

Deferred taxation

Following the implementation of FRS 19 ‘Deferred tax’ both US GAAP and UK GAAP now provide for deferred taxation on a full liability basis. US GAAP, however, requires provision for revaluation gains, fair value adjustments similar to revaluations arising on the acquisition of a business, latent rolled over gains and the retained earnings of overseas investments. These are not normally provided for under UK GAAP.

The amount included in the net assets reconciliation in respect of deferred tax assets for 2001 has been adjusted by £8.9 million to £nil to conform the recognition of deferred tax assets under US GAAP with that under UK GAAP since the recognition criteria are essentially equivalent. The amount included in the net income reconciliation in respect of deferred tax assets for 2001 has been adjusted by £8.9 million to (£5.3) million.

Registered number: 3768265	135

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

34 Difference between UK and US accounting principles (continued)

Pension Expense

There are various differences between UK GAAP and US GAAP in accounting for pension costs:

•
US GAAP requires that plan assets are valued by reference to their fair market values, whereas UK GAAP permits an alternative measurement of assets which, in the case of the main United Kingdom retirement plan, is on the basis of the discounted present value of expected future income;

•
US GAAP requires measurement of plan assets and obligations to be made as at the date of the financial statements or a date not more than three months prior to that date. Under UK GAAP, calculations may be based on the results of the latest actuarial valuation;

•
US GAAP mandates a particular actuarial method – the projected unit credit method – and requires that each significant assumption necessary to determine annual pension cost reflects best estimates solely with regard to that individual assumption. UK GAAP does not mandate a particular method, but requires that the method and assumptions taken as a whole be compatible and lead to the actuary’s best estimate of the cost of providing the benefits promised; and

•
under US GAAP, a negative pension cost may arise where a significant unrecognized net asset or gain exists at the time of implementation. This is required to be amortized on a straight-line basis over the average remaining service period of employees. In accordance with UK GAAP, Avecia policy is not to recognize pension credits in its financial statements unless a refund of, or reduction in, contributions is likely.

•
under US GAAP, a minimum pension liability is recognised through other comprehensive income in certain circumstances when there is a deficit of plan assets relative to the projected benefits obligation. Under UK GAAP, there is no such requirement.

Purchase accounting adjustments (goodwill and intangibles)

In the consolidated financial statements, goodwill arising on acquisitions made prior to January 1998 accounted for under the purchase method has been eliminated against shareholders’ equity, in accordance with UK GAAP. Under the requirements of UK Financial Reporting Standard 10 ‘Goodwill and intangible assets’, goodwill on acquisitions made after January 1, 1998 is capitalized and amortized over its estimated useful life, which is generally presumed not to exceed 20 years. UK GAAP requires that on subsequent disposal or termination of a previously acquired business, any goodwill previously taken directly to shareholders’ equity is charged in the income statement against the profit or loss on disposal or termination.

Under UK GAAP goodwill created outside the Avecia Group plc group of companies is not reported in the financial statements of Avecia Group plc. Under US GAAP this goodwill is pushed down into the net assets of the group as it is deemed to be attached to assets held by the Avecia Group plc group of companies.

Minority interests

Under UK GAAP, minority interests are included as part of ‘shareholders’ funds and minority interests’. Under US GAAP minority interests are classified outside of shareholders’ equity.

Pay-in-kind preference shares

Under UK GAAP, the pay-in-kind preference shares issued by the company form part of shareholders’ funds. Under US GAAP, due to the mandatory redemption requirements in place, this class of shares is classified as debt.

Disposal of Business

Under UK and US GAAP foreign exchange differences arising on the consolidation of overseas equity investments are taken to reserves. Under US GAAP, the accumulated translation component of equity attributable to investments that have been disposed of should be recognized in measuring the gain or loss on sale, under UK GAAP these exchange differences remain in reserves.

Registered number: 3768265	136

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

34 Difference between UK and US accounting principles (continued)

Restructuring Costs

Under UK GAAP provisions for restructuring costs should be made when an entity has; a present obligation as a result of a past event; when it is probable that the transfer of economic benefit will be required to settle the obligation; and a reliable estimate can be made of the amount. Under SFAS 146 costs associated with exit or disposal activities should only be recognized when there is a contractual obligation.

Investments

Investments in entities over which Avecia do not exercise control, but exercise significant influence (associates and joint ventures), are accounted for by the equity method.

UK GAAP requires the consolidated financial statements to show separately the proportion of operating profit or loss, exceptional items, inventory holding gains or losses, interest expense and taxation of associated undertakings and joint ventures. In addition, the turnover of joint ventures should be disclosed.

For US GAAP, the after tax profits or losses (i.e. operating results after exceptional items, inventory holding gains or losses, interest expense and taxation) is included in the income statement as a single line item.

UK GAAP requires the group’s share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet, whereas under US GAAP the net investment is included as a single line item.

Assets and liabilities

Current assets under UK GAAP include amounts which fall due after more than one year. Under US GAAP such assets would be reclassified as non-current assets. Borrowings under UK GAAP are classified according to the maturity of the financial instrument, while under US GAAP, certain borrowings would be classified according to the maturity of the available back-up facilities. In addition, under UK GAAP unamortized debt issuance costs are netted against the associated debt, whereas under US GAAP such unamortized costs are included in other assets. Provisions for liabilities and charges under UK GAAP include amounts due, or estimated to become payable, within one year which would be reclassified to current liabilities under US GAAP. In addition, under US GAAP, provisions not due or expected to be payable within one year would be shown as part of amounts payable and accrued liabilities due after one year.

Statement of cash flows: Basis of preparation

The statements of group cash flow for Avecia and Zeneca Specialties are prepared in accordance with UK Financial Reporting Standard 1 ‘FRS 1 (Revised 1996)’, whose objective and principles are similar to those set out in SFAS No 95, ‘Statement of cash flows’. The principal differences between the standards relate to classification. Under FRS 1 (Revised 1996), Avecia and Zeneca Specialties present cash flows for (a) operating activities; (b) dividends received from joint ventures and associates; (c) returns on investments and servicing of finance; (d) tax paid; (e) capital expenditure and financial investment; (f) acquisitions and disposals; (g) dividends paid to shareholders; (h) management of liquid resources; and (i) financing. SFAS No 95 requires only three categories of cash flow activity being (a) operating; (b) investing; and (c) financing.

Cash flows from taxation, returns on investments and servicing of finance and dividends received from joint ventures and associates under FRS 1 (Revised 1996) would be included as operating activities under SFAS No 95; capital expenditure and financial investment and acquisitions and disposals would be included as investing activities; and distributions or dividends would be included as a financing activity under SFAS No 95. Under FRS 1 (Revised 1996) cash comprises cash in hand and deposits repayable on demand, less overdrafts repayable on demand; and liquid resources comprise current asset investments held as readily disposable stores of value. Under SFAS No 95 cash equivalents, comprising short-term highly liquid investments, generally with original maturities of three months or less, are grouped together with cash; short-term borrowings repayable on demand would not be included within cash and cash equivalents and movements on those borrowings would be included in financing activities.

Registered number: 3768265	137

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

34 Difference between UK and US accounting principles (continued)

Derivative Instruments

Effective from January 1, 2001, the company adopted SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’, as amended by SFAS 137 and 138. SFAS 133 requires that all derivative instruments are recognized as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or stockholders’ equity (as a component of other comprehensive income), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income on the balance sheet until the hedged item is recognized in earnings.

The ineffective portion of the fair value changes are recognized in earnings immediately. SFAS 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives.

Prior to the adoption of SFAS 133, derivative instruments which were not designated as hedges of specific assets, liabilities, or firm commitments were marked to market and any resulting unrealized gains or losses recognized in earnings. If there was a direct connection between a derivative instrument and an underlying transaction and a derivative was so designated, a valuation unit was formed. Once allocated, gains and losses from these valuation units, which were used to manage interest rate, equity price and currency risks of identifiable assets, liabilities, or firm commitments, did not affect earnings until the underlying transaction was realized. Gains or losses on these hedging instruments were deferred off-balance sheet until the underlying transaction was realized (the “deferral method”).

If a derivative instrument is not designated as a hedge, movements in the fair value of the instrument are recognized in earnings. The types of derivative that the company has identified are described in note 19.

The company has not elected to designate any derivative instruments as a hedge of exposures as at January 1, 2001. In accordance with SFAS 133, the derivative instruments are measured at fair value with future changes in the fair values of those contacts recorded through earnings.

Following a review of the brought forward fair values the amount included in the net assets reconciliation in respect of derivative instruments for 2001 has been adjusted by £5.2 million to £2.5 million liability. The amount included in the net income reconciliation has been adjusted by £5.2 million to £6.5 million charge.

Share Options

On December 31, 1999 certain employees of Avecia Group plc were given the opportunity to invest in the preference shares of Avecia Holdings plc, the parent company of Avecia Group plc. Attached to these preference shares were options to purchase 10.7 million ordinary shares in Avecia Holdings plc.

The preference shares were purchased at a price of £1.234 per share and, upon a change in control or public listing (‘Exit Event’), the preference shares will be redeemed at a price equal to or less than £1.234 per share. No dividends are payable in respect of these shares.

The share options, were granted with an exercise price of £0.02518 per ordinary share, and were only exercisable if an Exit Event occurs and expire 10 years from the date of grant.

During 2001, certain provisions relating to the share options were modified, and employees exchanged their options for 10.7 million restricted ordinary shares in Avecia Holdings plc. These shares are restricted because they are legally owned by an Employee Benefit Trust and, under the terms of the arrangement, employees can only realize their beneficial interest (i.e. transfer ownership of the shares) upon the occurrence of an Exit Event. In connection with this modification, Avecia Holdings plc redeemed a sufficient number of preference shares at a price of £1.234 per preference share to fund the acquisition of the ordinary shares at the original exercise price of £0.02518 per share.

Registered number: 3768265	138

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

34 Difference between UK and US accounting principles (continued)

No compensation expense has been recorded in the consolidated financial statements of Avecia Group plc during the periods presented herein because the number of shares, if any, that will ultimately vest with the employees is contingent upon the company achieving an Exit Event. Under US GAAP, in the period in which an Exit Event does occur, the company will record a compensation expense and a capital contribution, based on the intrinsic value of these awards at the date of the Exit Event.

Reporting comprehensive income

SFAS No 130 – ‘Reporting comprehensive income’ established requirements for the reporting and display of income and its components, including the reclassification of financial statements for earlier periods for comparative purposes. The information set out in the Statement of Total Recognized Gains and Losses, and below, is consistent with the requirements of SFAS No 130.

Goodwill

Under US GAAP, it is required to ascribe fair values to net assets acquired, including identifiable intangibles, and for goodwill to be capitalized in the balance sheet. Prior to January 1, 2002 goodwill was amortized through the income statement over the estimated useful life of 15 years. From January 1, 2002, with the implementation of SFAS No. 142 ‘Goodwill and Other Intangible Assets’, goodwill is now tested annually for impairment in lieu of amortization.

The impairment loss identified on adoption of £34.8 million has been classified as a cumulative effect of a change in accounting principle in accordance with the standard. The effect of nonamortization of goodwill in accordance with the standard on income statements of prior periods would be; for the year ended December 31, 2001, to increase net income by £49.9 million , and for the year ended December 31, 2000, to increase net income by £48.9 million; these adjustments would give net results in accordance with US GAAP of £10.2 million income and £5.5 million loss respectively.

Cumulative exchange gains and losses

The total recognized gains and losses of Avecia differ from the net income for the year (as set out in the consolidated profit and loss account) in respect of foreign currency translation adjustments amounting to an aggregate loss of £9.0 million for the year ended December 31, 2002 (year ended December 31, 2001 £3.4 million loss, year ended December 31, 2000 £2.3 million gain. The foreign currency adjustments are set out in the Statement of total recognized gains and losses.

The cumulative exchange gains and losses on the translation of foreign currency financial statements into sterling under UK GAAP are set out in the following note.

	Avecia Group plc Consolidated

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2002	2001	2000

	£ million	£ million	£ million
Balance at beginning of period	(3.6)	(0.2)	(2.5)
Movement in period	(9.0)	(3.4)	2.3

Balance at end of period – (loss)/gain	(12.6)	(3.6)	(0.2)

Registered number: 3768265	139

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

34 Difference between UK and US accounting principles (continued)

Classification differences between UK and US GAAP:

Debt issuance costs

Issue costs of £20.4 million have been offset against the carrying amount of the debt under UK GAAP. Under US GAAP, the issue costs would be similarly deferred in the balance sheet but presented as other assets.

Discontinued operations

Under UK GAAP discontinued operations are presented within the financial statements by analyzing the relevant line items. US GAAP requires that net income/loss, net of tax, for a discontinued operation be presented on a single line in the income statement. Under US GAAP, discontinued operations include the gain on disposal of business of £9.4 million (2001: gain on sale of Novacote of £4.0 million, 2000:£nil) and an allocation of the tax charge of £0.4 million (2001 £4.7 million, 2000 £5.1 million).

Registered number: 3768265	140

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

34 Difference between UK and US accounting principles (continued)

The following is a summary of the material adjustments to net profit/(loss) and net assets/(liabilities) which would have been required if US GAAP had been applied instead of UK GAAP.

	Avecia Group plc Consolidated
	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2002	2001	2000
		Restated
	£ million	£ million	£ million
Net (loss)/profit for the financial period under UK GAAP	(42.6)	(38.3)	(35.5)

Adjustments to conform to US GAAP
Capitalization of interest, less disposals and amortization	0.3	2.9	3.5
Income recognition deferral	1.2	7.1	(13.1)
Pension expense	(5.6)	(3.6)	(2.4)
Post-retirement benefits/plan amendment	(0.5)	0.6	(0.1)
Differences on profit on disposal of business (2):	(4.8)	(2.2)	—
Goodwill amortization (3)	30.7	(8.1)	(7.5)
Goodwill impairment under UK GAAP write back	21.5	—	—
Fixed asset impairment write back (4)	4.1	—	—
Deferred tax asset recognized under US GAAP	—	(5.3)	2.6
Deferred taxation on adjustments to conform to US GAAP	0.6	(0.1)	—
Fair value of forward exchange contracts	—	—	0.1
Foreign exchange on PIK preference shares reclassified as debt	—	(0.3)	(2.0)
Restructuring costs not recognized under SFAS 146	7.4	—	—
SFAS 133: Derivative instruments	2.1	(4.6)	—

Net (loss) / income before cumulative effects of change in accounting policy	14.4	(51.9)	(54.4)
Cumulative effect of change in accounting policy
– on adoption of SFAS 142 (5)	(34.8)	—	—

– on adoption of SFAS 133	—	(1.9)	—

Net (loss) / income in accordance with US GAAP	(20.4)	(53.8)	(54.4)
Preference share dividend	(6.0)	(5.4)	(4.5)

Net (loss)/income available to common shareholders in accordance with US GAAP	(26.4)	(59.2)	(58.9)

Loss before taxation in accordance with US GAAP from:
– continuing operations	(9.3)	(73.4)	(80.6)
– discontinued operations	(5.2)	30.5	31.7
Taxation in accordance with US GAAP on:
– continuing operations	(5.5)	(5.8)	(0.4)
– discontinued operations	(0.4)	(5.1)	(5.1)
Net loss in accordance with US GAAP from:
– continuing operations	(14.8)	(79.2)	(81.0)
– discontinued operations	(5.6)	25.4	26.6

Registered number: 3768265	141

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

34 Difference between UK and US accounting principles (continued)

(1)	Under US GAAP, all exceptional items would have been included in operating income.

(2)
The elements of the purchase accounting adjustments which related to the Stahl business have been charged directly against the exceptional profit in the period on the disposal of the business; this accounts for £2.4m loss of the GAAP difference shown. The remaining £2.4 million loss relates to exchange losses previously taken to reserves.

(3)	For the year ended December 31, 2002 the credit against goodwill amortization reflects the write back of the amortization charged under UK GAAP in accordance with SFAS 142.

(4)
Under US GAAP fixed asset impairments have been calculated in accordance with SFAS 144; this approach differs from FRS11 in the determination of relevant asset groups and also in the determination of which asset groups are subject to an impairment calculation. This has resulted in a write back of £4.1 million.

(5)	The impact of the cumulative effect of change in accounting policy on taxation was £nil million.

Registered number: 3768265	142

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

34 Difference between UK and US accounting principles (continued)
	Avecia Group plc Consolidated

	As at December 31, 2002	As at December 31, 2001

	£ million	Restated £ million
UK GAAP
Total net assets	219.8	273.5

Adjustments to conform to US GAAP
Reclassification of parent company debtors	(17.3)	(17.2)
Capitalization, less disposals and amortization of interest	8.1	7.8
Income recognition deferral	(4.8)	(6.0)
Pension expense	(7.5)	(1.9)
Post-retirement benefits/plan amendment	(0.5)	—
Additional minimum liability	(31.7)	(0.3)
Purchase accounting adjustments:
— In-process research and development	(28.4)	(28.4)
— Pensions	(2.9)	(4.3)
— UK goodwill	154.2	166.2
— Fair value inventory	(12.9)	(20.6)
— Deferred taxation on purchase accounting adjustments	3.5	3.5
— Amortization of US GAAP purchase accounting adjustments on acquisition of Zeneca Specialties	(20.5)	(21.0)
Goodwill impairment	(13.3)	—
Removal of goodwill amortization under UK GAAP	30.7	—
Fixed asset impairment write back	4.1	—
Pay-in-kind preference shares reclassified as debt	(35.0)	(32.0)
Deferred tax on adjustments to conform to US GAAP	0.5	(0.1)
Minority interest reclassification	—	(1.1)
Derivative Instruments	(1.6)	(2.5)
Restructuring costs not recognized under SFAS 146	7.4	—

Net assets in accordance with US GAAP	251.9	315.6

Registered number: 3768265	143

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

35 Condensed financial statements

Avecia Corporation Limited is a wholly-owned subsidiary of Avecia Group plc. Avecia Corporation Limited has guaranteed the US $540 million 11% notes issued by Avecia Group plc on an unconditional basis. Avecia Corporation Limited is itself a holding company with no operations or assets, other than shares of Avecia Investments Limited and loans to Avecia Investments Limited and from Avecia Group plc.

For the purposes of Securities Act 1933, guarantees of securities are themselves securities. As a result, the Securities Act requires both the issuer of the debt and guarantor to be either registered or exempt from registration. However, Rule 3-10 of Regulation S-X has restated the general rule that all issuers or guarantors must include separate financial statements. Paragraph (e) of Rule 3-10 provides that a subsidiary guarantor need not include separate financial statements if no other subsidiary of the company guarantees the securities, the parent company’s financial statements are filed for the required periods and a note to the parent company’s financial statements includes condensed consolidated financial information for the same periods.

The condensed consolidated financial information required by the Rule 3-10 is shown below. Avecia Corporation Limited was incorporated on May 6, 1999 and therefore no financial information exists prior to this date.

Profit and loss account
	For the year ended December 31, 2002

	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

Turnover	—	—	575.7	—	575.7
Net operating costs	—	—	(592.5)	—	(592.5)
Share of operating profit of joint venture	—	—	2.2	—	2.2
Profit on disposal of business	(0.2)	—	9.6	—	9.4

Profit on ordinary activities before interest and taxation	(0.2)	—	(5.0)	—	(5.2)
Other interest receivable and similar income	44.2	41.8	34.5	(86.0)	34.5
Interest payable and similar charges	(40.7)	(41.8)	(68.9)	86.0	(65.4)

Profit on ordinary activities before taxation	3.3	—	(39.4)	—	(36.1)
Taxation on profit on ordinary activities	—	—	(6.5)	—	(6.5)

Net income / (loss) for the financial period	3.3	—	(45.9)	—	(42.6)

US GAAP adjustments	—	—	22.2	—	22.2

US GAAP net income / (loss)	3.3	—	(23.7)	—	(20.4)

Registered number: 3768265	144

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

35 Condensed financial statements (continued)

Profit and loss account (continued)
	For the year ended December 31, 2001 Restated

	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

Turnover	—	—	803.6	—	803.6
Net operating costs	—	—	(755.2)	—	(755.2)
Share of operating profit of joint venture	—	—	1.4	—	1.4
Profit on disposal of business	—	—	4.0	—	4.0

Profit on ordinary activities before interest and taxation	—	—	53.8	—	53.8
Other interest receivable and similar income	44.5	44.5	2.6	(89.0)	2.6
Interest payable and similar charges	(43.3)	(44.5)	(90.1)	89.0	(88.9)

Profit on ordinary activities before taxation	1.2	—	(33.7)	—	(32.5)
Taxation on profit on ordinary activities	—	—	(5.8)	—	(5.8)

Net income / (loss) for the financial period	1.2	—	(39.5)	—	(38.3)
US GAAP adjustments	(0.3)	—	(15.2)	—	(15.5)

US GAAP net income / (loss)	0.9	—	(54.7)	—	(53.8)

Registered number: 3768265	145

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

35 Condensed financial statements (continued)

Profit and loss account (continued)

	For the year ended December 31, 2000

	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

Turnover	—	—	789.6	—	789.6
Net operating costs	—	—	(714.8)	—	(714.8)
Share of operating profit of joint ventures	—	—	1.4	—	1.4

Profit on ordinary activities before interest and taxation	—	—	76.2	—	76.2
Other interest receivable and similar income	44.0	44.0	3.8	(88.0)	3.8
Interest payable and similar charges	(45.6)	(44.0)	(105.8)	88.0	(107.4)

Profit on ordinary activities before taxation	(1.6)	—	(25.8)	—	(27.4)
Taxation on profit on ordinary activities	—	—	(8.1)	—	(8.1)

Net income / (loss) for the financial period	(1.6)	—	(33.9)	—	(35.5)
US GAAP adjustments	(2.0)	—	(16.9)	—	(18.9)

US GAAP net income / (loss)	(3.6)	—	(50.8)	—	(54.4)

The other notes to these financial statements provide additional information relevant to this note.

Registered number: 3768265	146

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

35 Condensed financial statements (continued)

Balance sheet
	As at December 31, 2002

	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

Fixed assets	328.6	326.8	687.9	(655.4)	687.9
Current assets	371.9	344.1	241.0	(719.1)	237.9
Creditors: amounts falling due within one year	(18.5)	—	(136.9)	28.3	(127.1)
Creditors: amounts falling due after more than one year	(328.4)	(344.1)	(563.6)	690.8	(545.3)
Provisions for liabilities and charges	—	—	(33.6)	—	(33.6)

Net assets	353.6	326.8	194.8	(655.4)	219.8

Share capital and reserves
Share capital (including non-equity)	330.5	326.8	326.8	(653.6)	330.5
Reserves	23.1	—	(132.0)	(1.8)	(110.7)
Minority interests	—	—	—	—	—

	353.6	326.8	194.8	(655.4)	219.8

US GAAP adjustments	(35.0)	—	67.1	—	32.1

US GAAP net assets	318.6	326.8	261.9	(655.4)	251.9

The other notes to these financial statements provide additional information relevant to this note.

Avecia Corporation Limited, the guarantor company, is 100% owned by Avecia Group plc. The guarantee is full and unconditional.

Registered number: 3768265	147

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

35 Condensed financial statements (continued)

Balance sheet (continued)
	As at December 31, 2001 Restated

	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

Fixed assets	328.6	326.8	940.8	(655.4)	940.8
Current assets	405.8	379.8	313.1	(788.7)	310.0
Creditors: amounts falling due within one year	(20.2)	—	(162.1)	27.0	(155.3)
Creditors: amounts falling due after more than one year	(362.6)	(379.8)	(809.5)	761.7	(790.2)
Provisions for liabilities and charges	—	—	(31.8)	—	(31.8)

Net assets	351.6	326.8	250.5	(655.4)	273.5

Share capital and reserves
Share capital (including non-equity)	330.4	326.8	326.8	(653.6)	330.4
Reserves	21.2	—	(77.4)	(1.8)	(58.0)
Minority interests	—	—	1.1	—	1.1

	351.6	326.8	250.5	(655.4)	273.5

US GAAP adjustments	(32.0)	—	74.1	—	42.1

US GAAP net assets	319.6	326.8	324.6	(655.4)	315.6

The other notes to these financial statements provide additional information relevant to this note.

Avecia Corporation Limited, the guarantor company, is 100% owned by Avecia Group plc. The guarantee is full and unconditional.

Registered number: 3768265	148

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

35 Condensed financial statements (continued)

Cash flow statement
	For the year ended December 31, 2002

	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

Cash inflow from operating activities	0.2	—	107.6	—	107.8
Dividends from joint ventures	—	—	5.5	—	5.5
Returns on investments and servicing of finance	—	—	(56.9)	—	(56.9)
Taxation	—	—	(4.1)	—	(4.1)
Capital expenditure and financial investment	—	—	(43.1)	—	(43.1)
Acquisitions and disposals	(0.2)	—	196.4	—	196.2

Cash inflow before financing	—	—	205.4	—	205.4
Financing	—	—	(201.2)	—	(201.2)

Increase in cash in the period	—	—	4.2	—	4.2
US GAAP adjustments	—	—	—	—	—

US GAAP increase in cash in the period	—	—	4.2	—	4.2

	For the year ended December 31, 2001

	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

Cash inflow from operating activities	—	—	120.5	—	120.5
Dividends from joint ventures	—	—	2.9	—	2.9
Returns on investments and servicing of finance	—	—	(73.3)	—	(73.3)
Taxation	—	—	(7.7)	—	(7.7)
Capital expenditure and financial investment	—	—	(62.1)	—	(62.1)
Acquisitions and disposals	—	—	31.1	—	31.1

Cash outflow before financing	—	—	11.4	—	11.4
Financing	—	—	(20.3)	—	(20.3)

(Decrease) in cash in the period	—	—	(8.9)	—	(8.9)
US GAAP adjustments	—	—	—	—	—

US GAAP (decrease) in cash in the period	—	—	(8.9)	—	(8.9)

Registered number: 3768265	149

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

35 Condensed Financial Statements (continued)

Cash flow statement (continued)
	For the year ended December 31, 2000

	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

Cash inflow from operating activities	—	—	147.2	—	147.2
Returns on investments and servicing of finance	—	—	2.7	—	2.7
Taxation	—	—	(74.6)	—	(74.6)
Capital expenditure and financial investment	—	—	(9.2)	—	(9.2)
Acquisitions and disposals	—	—	(64.2)	—	(64.2)
Cash outflow before financing	—	—	(36.6)	—	(36.6)

Financing	—	—	(34.7)	—	(34.7)
Increase in cash in the period	—	—	(12.5)	—	(12.5)

	—	—	(47.2)	—	(47.2)
US GAAP adjustments	—	—	—	—	—

US GAAP increase in cash in the period	—	—	(47.2)	—	(47.2)

The other notes to these financial statements provide additional information relevant to this note.

Registered number: 3768265	150

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2002

Exhibit Index
Description
1.1	Memorandum of Association

1.2	Articles of Association

8	List of significant subsidiaries

10.1	Certification pursuant to 18 U.S.C section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

151