Form 20-F
period 2003-12-31
AVECIA GROUP PLC
filed 2004-05-20
CIK 1102027

As filed with the Securities and Exchange Commission on May 20, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE FINANCIAL PERIOD ENDED DECEMBER 31, 2003

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

Ordinary shares of £1.00 each 329,100,001 (as at December 31, 2003)
Preference shares of $1.00 each 2,591,298 (as at December 31, 2003)

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

Item 17          Item 18

Registered number: 3768265

Avecia Group plc
20-F
Year ended December 31, 2003

Registered number: 3768265	1

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

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

Cautionary statement regarding forward-looking statements

In order to utilize the ‘Safe Harbour’ provisions of the United States Private Securities Litigation Reform Act of 1995, Avecia is providing the following cautionary statement. This 2003 Form 20-F contains certain forward-looking statements with respect to the financial condition, results of operations and business of Avecia and certain of the plans and objectives of Avecia with respect to these items. In particular, certain statements contained in the 2003 Form 20-F, including the statements in ‘Item 4 Information on the company’ with regard to strategic vision, management objectives, estimated filing and launch dates for products in development, patent protection, trends in market shares, trends in competitive position and product volumes and environmental obligations, the statements in ‘Item 5 Operating and financial review and prospects’ with regard to trends in results of operations, margins, overall market trends, debt levels, risk management, market risk and exchange rates, the statements in ‘Item 8 Financial information’ with regard to the likely outcome and financial impact on Avecia of litigation and other proceedings and the statements in ‘Item 11 Quantitative and qualitative disclosures about market risk’ with regard to risk management, market risk and exchange rates are forward-looking in nature. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors are highlighted below:

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
Year ended December 31, 2003

Avecia and its management undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Registered number: 3768265	3

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

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

The selected historical consolidated financial information presented below as at December 31, 2003, 2002, 2001, 2000 and 1999 and for the financial years ended December 31, 2003, 2002, 2001 and 2000 and the 6 month financial period ended December 31, 1999, has been derived from the audited historical consolidated financial statements of Avecia Group plc. The selected historical combined financial information presented below as at June 30, 1999 and for the 6 month financial period ended June 30, 1999 have been derived from the audited historical combined financial statements of Zeneca Specialties.

Avecia Group plc and Zeneca Specialties prepare financial statements in accordance with UK GAAP, which differs in certain significant respects from US GAAP. A description of the significant differences between UK and US GAAP applicable to Avecia and Zeneca Specialties and a reconciliation of profit after taxation (or net income) and shareholders’ funds (or net assets) are included within note 34 to the financial statements. Additional disclosures required by US GAAP are set out in the financial statements.

Registered number: 3768265	4

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

		Avecia Group plc Consolidated (a)						Zeneca Specialties Combined
		Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Proforma year Ended December 31,	6 months Ended December 31,	6 months Ended June 30,
		2003	2002	2001	2000	1999	1999	1999

		£ million	£ million	£ million	£ million	£ million	£ million	£ million
			(Restated)	(Restated)
Profit and loss account information
Amounts in accordance with UK GAAP
•	Turnover from continuing operations	361.4	417.2	431.0	399.7	388.7	215.2	173.5
•	Turnover from discontinued operations (b)	123.8	158.5	372.6	389.9	361.7	177.4	184.3
•	Total group turnover	485.2	575.7	803.6	789.6	750.4	392.6	357.8
•	Operating profit / (loss) from continuing operations	(102.5)	(28.5)	(4.0)	14.4	26.6	15.2	11.4
•	Operating profit from discontinued operations (b)	21.4	11.3	52.4	60.4	51.6	22.4	29.2
•	Total group operating profit / (loss)	(81.1)	(17.2)	48.4	74.8	78.2	37.6	40.6
•	(Loss)/profit after taxation (c)	(94.5)	(42.6)	(38.3)	(35.5)	30.5	0.6	29.9
•	(Loss)/profit after taxation and minority interest	(94.5)	(42.6)	(38.3)	(35.5)	30.4	0.5	29.9
Amounts in accordance with US GAAP
•	Turnover from continuing operations	361.4	418.4	440.7	551.5	539.7	284.8	254.9
•	Turnover from discontinued operations (b)	123.8	158.5	372.6	225.0	210.7	107.8	102.9
•	Total group turnover	485.2	576.9	813.3	776.5	750.4	392.6	357.8
•	Operating profit/(loss) from continuing operations	(106.9)	8.9	(13.8)	18.2	(1.1)	(22.4)	21.3
•	Operating profit/(loss) from discontinued operations (b)	22.1	—	51.7	31.6	18.2	6.5	11.7
•	Total group operating profit	(84.8)	8.9	37.9	49.8	17.1	(15.9)	33.0
•	(Loss)/profit after taxation	(103.4)	(20.4)	(53.8)	(54.4)	(21.4)	(45.3)	23.9
•	(Loss)/profit after taxation and minority interest	(103.4)	(20.4)	(53.8)	(54.4)	(21.5)	(45.4)	23.9
•	SFAS No.142 adoption	—	—	(41.8)	(41.4)	(19.9)	(19.9)	—
•	(Loss)/profit after taxation and minority interest had SFAS No. 142 been adopted	(103.4)	(20.4)	(12.0)	(13.0)	(1.6)	(25.5)	23.9

Registered number: 3768265	5

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

		Avecia Group plc Consolidated (a)						Zeneca Specialties Combined
		Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year ended December 31, 2000	Proforma year ended December 31, 1999	6 months ended December 31, 1999	6 months ended June 30, 1999

		£ million	£ million	£ million	£ million	£ million	£ million	£ million
Other financial information
Amounts in accordance with UK GAAP
•	Depreciation amortization and impairment	136.2	102.8	89.1	79.1	58.6	37.8	20.8
•	Expenditure on tangible and intangible fixed assets and fixed asset investments	50.0	46.0	61.2	60.3	61.5	28.7	32.8
Amounts in accordance with US GAAP
•	Depreciation , amortization and impairment	131.9	124.3	97.2	85.5	67.2	43.2	24.0
•	Expenditure on tangible and intangible fixed assets and fixed asset investments	50.0	46.0	61.2	60.3	61.5	28.7	32.8

Registered number: 3768265	6

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

		Avecia Group plc Consolidated (a)						Zeneca Specialties Combined
		Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year ended December 31,	Proforma year ended December 31,	6 months ended December 31,	6 months ended June 30,
		2003	2002	2001	2000	1999	1999	1999

		£ million	£ million Restated	£ million Restated	£ million	£ million	£ million	£ million
Balance Sheet information (at end of period)
Amounts in accordance with UK GAAP
•	Net Current Assets	10.2	106.5	154.7	156.3	—	189.1	168.7
•	Total assets	745.4	920.4	1,250.8	1,338.3	—	1,314.8	611.7
•	Net assets	18.7	138.5	273.5	314.8	—	346.1	493.9
•	Ordinary Share Capital	330.6	330.5	329.1	329.1	—	329.1	—
•	Number of Ordinary Shares outstanding (million)	70.9	70.9	70.9	70.9	—	70.9	—

Amounts in accordance with US GAAP
•	Net Current Assets	(23.3)	73.3	114.4	120.7	—	189.1	168.7
•	Total assets	839.3	1,016.3	1,359.2	1,461.0	—	1,457.4	774.6
•	Net assets	104.8	251.9	315.6	373.7	—	445.7	619.0
•	Ordinary Share Capital	330.6	330.5	329.1	329.1	—	329.1	—
•	Number of Ordinary Shares outstanding (million)	70.9	70.9	70.9	70.9	—	70.9	—

Cash flow data
Amounts in accordance with UK GAAP
•	Net cash inflow from operating activities	47.3	107.8	120.5	147.2	133.6	109.6	24.0
•	Net cash inflow/ (outflow) from investing activities	76.6	196.2	(31.1)	(100.8)	(1,156.7)	(1,149.9)	(6.8)
•	Net cash inflow/ (outflow) from financing	(40.6)	(201.2)	(20.3)	(12.5)	1,155.2	1,130.6	24.6

Amounts in accordance with US GAAP
•	Net cash provided by operating activities	3.2	52.3	42.4	66.1	113.9	88.0	25.9
•	Net cash (used in) investing activities	76.6	196.2	(31.1)	(100.8)	(1,156.7)	(1,149.9)	(6.8)
•	Net cash provided by/ (used in) financing activities	(40.6)	(201.2)	(20.3)	(12.5)	1,155.2	1,130.6	24.6

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

(b)
Discontinued activities comprise the Specialty Products businesses: Metal Extraction Products and Intermediates & Stabilisers which were sold on July 31, 2003, Additives which was sold on January 31, 2004 and the Biocides business, the sale of which was completed on April 2, 2004. This is discussed further in ‘Item 5 Operating and financial review and prospects’

(c)
Financial Reporting Standard 19 — ‘Deferred Tax’ was adopted for the year ended December 31, 2001. Financial information for years prior to 2001, has not been retrospectively restated as this change in accounting policy has not had a material impact on the financial statements.

(d)
Financial Reporting Standard 17 ‘Retirement Benefits’ has been adopted for the year ended 31 December 2003. The financial information for 2002 and 2001 has been adjusted retrospectively. An adjustment has not been made for years prior to 2001 as the information was not readily available.

Registered number: 3768265	7

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Exchange rate data

The financial statements of Avecia included in this annual report are presented in pounds sterling. In this document, references to ‘US $’, ‘US dollars’ or ‘$’ are United States dollars, and references to ‘pounds sterling’, ‘£’, ‘pence’ or ‘p’ are UK currency.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York expressed in US dollars per £1.00.

The average rate means the average of the exchange rates on the last day of each month during a year.

Financial period ended	Exchange rates
	Rate at year end	Highest rate	Lowest rate	Average rate
1999	1.62	1.68	1.55	1.62
2000	1.50	1.65	1.40	1.52
2001	1.45	1.50	1.37	1.44
2002	1.61	1.61	1.41	1.51
2003	1.78	1.78	1.55	1.64

Month ended	Highest rate	Lowest rate
November 2003	1.72	1.67
December 2003	1.78	1.72
January 2004	1.85	1.79
February 2004	1.90	1.82
March 2004	1.87	1.79
April 2004	1.86	1.77

On April 30, 2004 the Noon Buying Rate was $1.7744 per pound.

Risk factors

Financing – Failure to abide by the terms of our senior secured credit facility could lead to additional financing costs or withdrawal of the facility.

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Customer concentration– Our profitability will be hindered if we are unable to continue to generate repeat business.

Many of our products are sold to a small number of large industrial and pharmaceutical enterprises. Some of these customers, particularly in Electronic Materials and Fine Chemicals, are not bound by long-term contracts. As a result, we cannot assure you that we will continue to generate repeat business for such products. In Electronic Materials in particular, over 80% of our sales are made to the four leading printer manufacturers. Any significant adverse variation in our relationship and/or sales to any one of these customers would have a material adverse effect on our results of operations and on our stated strategy of growing the business and increasing our profitability. In Fine Chemicals, our current growth has been supported by a small number of contracts. Continued and future growth will depend on our ability to maintain these contracts with existing customers and to obtain new contracts with existing and new clients, and the success or otherwise of our customer products for which we supply materials or intermediates.

Quality – We may lose business or be exposed to customers’ claims if we do not make product to specification or adhere to agreed processes.

Many of our Fine Chemicals products are made to the customers’ technical specifications. Failure to make to these specifications could lead to customers terminating their manufacturing and supply agreements with us, and potentially making claims against us for damages caused. In addition some of these products are made following rigorous pre-defined processes, which may be subject to audit by customers or registration authorities. Failure to meet the prescribed quality standards could lead to termination of our manufacture of these products with consequent loss of revenues.

Performance – We may be unable to produce products in a timely fashion. This could result in the loss of important contracts, damage our relationship with our clients, and adversely impact our sales, profitability, cash flow and margins.

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

Business strategy – The areas we have selected for growth may not prove successful in which case our financial performance and results of operations would be adversely impacted.

We have made investments in research and development as well as in strategic alliances and acquisitions based on current trends in the industries in which we operate. If some of these trends were to change or if some of our strategic alliances prove unsuccessful, there could be a material adverse effect on our business, results of operations, financial condition or prospects. For example, we anticipate continued outsourcing in pharmaceutical intermediates, a continued development of, and demand for, DNA and microbial medicines, growth in new Electronic Materials markets including inkjet printing, electrophotography and flat panel displays, growth in demand for water-based resins, and growth in biocide products for personal hygiene and home consumables. Consequently, we have made significant investments in research, development and technology processes, and manufacturing capability. See Item 4 — Information on the company.

Liability – We may be liable for damages based on product liability or other claims.

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
Year ended December 31, 2003

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

Technological innovation– Our profitability and cash flow could be hampered if we fail to keep up with the technological innovation in the speciality chemicals business. This could adversely impact our sales, profitability, cash flow and margins.

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

Environmental regulation– We are exposed to the risk that our business could be adversely and materially affected by environmental compliance expenditures.

The specialty chemicals business is highly regulated in many countries. A number of increasingly stringent regulations govern the manufacturing processes used, and our waste and emissions disposal treatment in all of the jurisdictions in which we do business will continue to require material ongoing costs. Some of our manufacturing sites have an extended history of industrial chemical processes, including historical waste disposal on site. Soil, groundwater, surface water and sedimentary contamination has occurred in the past at some of our sites and might occur or be discovered at other sites in the future.

An Environmental Deed of Covenant entered into by companies in the AstraZeneca group, notably Zeneca Limited (as a principal seller of the business to the group) and AstraZeneca plc (as guarantor), on the group’s acquisition of AstraZeneca’s specialty chemicals business, provides certain indemnities to and by group companies for environmental liabilities and costs arising from events or circumstances existing prior to the acquisition. These include liabilities relating to or arising out of pre-acquisition contamination at sites which were transferred to group companies in 1999 but which have subsequently been disposed of and historic liabilities arising on any sites previously owned by companies acquired by the group in the course of the acquisition transaction but where the sites in question were not themselves part of the acquisition transaction. The liability of the AstraZeneca group to indemnify group companies in respect of these matters is, subject to certain exceptions, subject to maximum caps of liability, de minimis levels of liability, time limits for claims to be made and/or contributions by group companies. Where time limits or caps on liability apply, on the expiry of the relevant time limit or if the environmental liabilities and costs exceed the relevant cap, the environmental liabilities and costs, or excess thereof, would be the responsibility of group companies.

Registered number: 3768265	10

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

On the disposal of certain businesses out of the group, where purchasers have assumed liabilities which may be subject to indemnity from the AstraZeneca group under the Environmental Deed or which may otherwise be the responsibility of group companies under the deed in relation to the sites or businesses being disposed of, the benefits and obligations under the Environmental Deed have, insofar as they relate to the sold sites or businesses, generally been assigned to the purchasers subject to appropriate limitations on the maximum amounts which the purchasers may claim under the Environmental Deed. Notably, on the disposal of the Stahl business in January 2002, the ownership of the St Clair du Rhone site, France, was transferred to the purchaser of that business and on the disposal of the Metal Extraction Products and Intermediates and Stabilizers businesses in July 2003 the ownership of the Mount Pleasant site, Tennessee, was transferred to the purchaser of those businesses. There is, or is thought to be, extensive contamination at these sites arising from the period prior to their acquisition by the group in June 1999. £65 million of the total cap of £325 million under the Environmental Deed was assigned to the purchaser of the Stahl business in connection with that disposal and £36.6 million of the cap was assigned to the purchaser of the Metal Extraction Products and Intermediates and Stabilizers businesses in connection with that disposal.

Management believes that the reserves it has established for environmental matters, together with the indemnity provisions of the Environmental Deed, will be adequate to meet our currently known and anticipated potential environmental liabilities and claims against us. However, we may be exposed to liability, and our financial results may be adversely affected, to the extent that:

(a)	AstraZeneca does not fulfill its obligations under the Environmental Deed with respect to environmental liabilities relating to our operations and facilities prior to June 1999;
(b)	Environmental liabilities relating to our operations and facilities exceed AstraZeneca’s indemnity under the Environmental Deed or arise after the expiry of the relevant time limits for indemnity;
(c)	Our environmental liabilities exceed the amounts that we have reserved with respect to them; and
(d)	Other contingent liabilities related to our sites arise.

Currency fluctuations– We are exposed to the risk of currency fluctuations in many countries which may adversely impact our turnover and operating margins.

Our operations are conducted through subsidiaries in 16 countries. The results of the operations and the financial position of these subsidiaries are reported in the relevant foreign currencies or the appropriate functional currency and then translated into pounds sterling at the applicable exchange rates for inclusion in our combined financial statements. The exchange rates between these currencies and the pound sterling in recent years have in the past and may in the future fluctuate substantially. Because we generate a significant percentage of our revenues and a substantially lower percentage of our operating expenses in currencies other than the pound sterling, fluctuations in the value of the pound sterling against other currencies have had in the past, and may have in the future, a material effect on our turnover and operating margins.

In addition, because our financial statements are stated in pounds sterling, the translation effect of such fluctuations have had in the past, and may have in the future, a material effect on our results of operations and financial position and may significantly affect the comparability of our results between financial periods.

Proprietary technologies– We may not be able to adequately protect our intellectual proprietary rights.

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Competitive product markets and new generic product competitors– We may face price pressure in the markets we operate in which would reduce our turnover and operating margins.

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

Litigation – We may be exposed to litigation based on intellectual property infringements which could adversely affect our profitability.

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

International operations – As a global business, we are exposed to local business risks in several different countries which could have a material adverse effect on our financial condition or results of operations.

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
Year ended December 31, 2003

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

The company is domiciled in the United Kingdom and its registered office is:

Hexagon House
Blackley
Manchester M9 8ZS
United Kingdom
Telephone (00 44) 161 740 1460

From December 31, 1999 to December 31, 2003 the company has continued to operate its business within the same major business segments and end markets except for the disposal of the Stahl segment in 2002. However the Specialty Products businesses are now classified as discontinued: Metal Extraction Products and Intermediates and Stabilizers were sold on July 31, 2003, Additives was sold on January 31, 2004 and Biocides was sold on April 2, 2004. We made two significant acquisitions during 2000 and in January 2002 we sold our Stahl business for €378.7 million as described in Item 5 — Operating and Financial Review and Prospects. These are discussed in full in the business overviews below.

Cash flows in respect of capital expenditures and disposals for the last three calendar years are as follows:

	Avecia Group plc Consolidated
	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2002	2001

	£ million	£ million	£ million
Purchase of tangible fixed assets	(49.9)	(42.9)	(59.9)

Purchase of intangible fixed assets	(0.3)	(0.3)	(2.7)

Sales of trade investments	—	—	—

Sales of plant and machinery	0.6	0.1	0.5

Sale of Novacote business	—	—	33.2

Sale of Stahl business (net)	20.3	201.4	—

Sale of Metal Extraction Products and Intermediates and Stabilizers businesses	58.4	—	—

In July 2003 the group completed the disposal of the Metal Extraction Products and Intermediates and Stabilizers businesses to Cytec Industries Inc. The group proceeds arising on the disposal were USD 81.83 million (£58.6 million) which was received on July 31, 2003. This resulted in the repayment of £52.3 million of Term Debt as required by the bank facilities agreement.

In January 2002 we completed the disposal of the Stahl business to Luxembourg 101 SA and its affiliates. The gross proceeds arising on the transaction were €378.7 million (£234.9 million), of which €346.8 million (£215.1 million) was received as cash in January 2002, with the remainder received in January 2003. The sale of the Stahl business resulted in the repayment of £187.3 million of term debt in 2002, as required by the bank facilities agreement.

Registered number: 3768265	13

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

In 2004, we have budgeted that the purchase of tangible fixed assets will decrease by some £22.0 million, mainly due to the completion in 2003 of the large scale biologics manufacturing facility (ABC 5000) in the UK. The total expenditure will be funded from internal cash resources.

Business overview

Avecia is a global group of focused specialty chemicals businesses. We provide a comprehensive range of process development and manufacturing services to a high standard of quality assurance, and we develop, manufacture and sell high quality, technologically advanced, value-added chemical products to customers in a wide range of industries.

Avecia operates through four main business segments and 13 strategic business units. Its businesses are linked by core competencies in organic chemistry, polymer and biological science and process technology. These businesses are supported by a network of 12 manufacturing facilities located in 6 countries.

The following table sets forth Avecia’s principal businesses and end markets:

Business	Strategic Business Units	Principal applications and end markets
(1) Fine Chemicals	• Pharmaceutical intermediates • Biotechnology • Agrochemical intermediates • Intermediates and stabilizers • Special Drug Products	Complex custom chemical intermediates, and active ingredients for pharmaceutical and agrochemical products and for DNA and Biologics medicines. Monomer stabilizers.

(2) Electronic Materials	• Ink jet printing materials • Electrophotography • Displays • Image Polymers	Color and black dyes and pigment based inks for ink jet printers, consumables for photocopiers and laser printers. Organic light emitting polymers for flat panel displays.

(3) NeoResins		Waterborne resins used as binders and additives in the paint, coating, adhesive and printing ink industries.

(4) Specialty Products	• Pool and spa • Protection and hygiene • Pigments and Additives • Metal extraction products	Chemical sanitizers for pools and spas. Preservatives, fungicides and disinfectants for industrial and consumer products. Intermediate and specialty chemicals for a range of industries including copper extraction, paints, and plastic.

The Specialty Products businesses are now classified as discontinued: Metal Extraction Products was sold on July 31, 2003, Additives was sold on January 31, 2004 and the Biocides (Pool and Spa and Protection and Hygiene) business, was sold on April 2, 2004. The Intermediates and Stabilizers business of Fine Chemicals was also sold on July 31, 2003.

Registered number: 3768265	14

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

The tables below set out turnover information for each of the business segments and for each of the geographic regions by origin.

	Avecia Group plc Consolidated
	Year ended	Year ended	Year ended
	December 31	December 31	December 31,
	2003	2002	2001

	£ million	£ million	£ million
Total sales to third parties
Business Segment
Fine Chemicals	112.7	175.8	193.0
Electronic Materials	63.0	63.8	67.5
Neoresins	175.8	167.1	158.6
Other	9.9	10.5	11.9

Continuing Operations	361.4	417.2	431.0
Stahl (Discontinued)	—	—	213.5
Specialty Products (Discontinued)	123.8	158.5	159.1

	485.2	575.7	803.6

	Year ended	Year ended	Year ended
	December 31	December 31	December 31,
	2003	2002	2001

	£ million	£ million	£ million
Total sales to third parties
Geographic Region
UK	130.5	164.0	200.9
Continental Europe	131.1	122.9	211.3
The Americas	178.1	241.9	294.1
Asia, Africa and Australasia	45.5	46.9	97.3

	485.2	575.7	803.6

(1)	Fine Chemicals

Through its Pharmaceutical and Biotechnology business units Fine Chemicals provides a comprehensive range of process development and manufacturing services to a high standard of quality assurance (for example cGMP), making a core contribution to the clinical development, speed to market, and commercialization of its customers new medicines.

The Agrochemicals Intermediates business unit provides chemical intermediates used to manufacture crop treatment products. An intermediate is a chemical entity which, when combined with other chemicals, produces a different chemical entity or form. Although Fine Chemicals does not invent these new molecules, it provides proprietary expertise in process development and manufacturing for pharmaceutical, biotechnology and agrochemical companies. Fine Chemicals also has strengths in the supply of chemicals into applications, where the product provides a specific desired effect.

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
Year ended December 31, 2003

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

Disposals

The Intermediates and Stabilisers business unit was sold to Cytec Industries Inc on July 31, 2003.

Products and markets

The following table sets forth Fine Chemicals’ principal products and applications:

Business Sector	Products	Application
Pharmaceutical Intermediates	Complex custom chemical intermediates and active ingredients	Used in the manufacture of pharmaceutical products.

	Special drug mixtures	Nitroglycerin for treating angina and heart failure.

	Aromatic phosphines	Used in the manufacture of pharmaceutical products.

Biotechnology	DNA Medicines
	Process development services and manufacture of Oligonucleotides for clinical trails and launched products	Used by pharmaceutical and biotechnology companies in the manufacture of DNA medicines.

Biologics and Peptides
	Process development services and manufacture of biopharmaceuticals for clinical trials and licensed products	Healthcare compounds manufactured using microbial biotechnology and peptide chemistry.

Agrochemical Intermediates	Standard and custom chemical intermediates and toll manufacture	Agrochemical compounds.

Intermediates and Stabilizers (disposed)	Monomer stabilizers	Acrylic acid, acrylates and vinyl monomers.

	Aromatic phosphines	Photoinitiators, catalysts ligands and fire retardants.

Registered number: 3768265	16

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Pharmaceutical Intermediates

Through its Pharmaceutical business unit Fine Chemicals provides a comprehensive range of process development and manufacturing services to a high standard of quality assurance, making a core contribution to the clinical development, speed to market, and commercialization of its customers new medicines.

Avecia’s Pharmaceutical Intermediates business is focused on the custom synthesis of complex intermediates and active ingredients, as part of a customer’s new drug development and commercialisation process. The business has both a broad organic chemistry capability and specific technology strengths, notably in the manufacture of ‘chiral’ compounds, hydride reductions, organometallic reagents and processes involving hazardous raw materials, such as cyanogen chloride and phosgene. Through its Torcan, Canadian subsidiary and other small scale units in the UK, and its large scale asset base, the business provides services to its customers across the full drug development pipeline from early phase process invention to manufacture of launched medicines. These activities are carried out according to the requirement of Current Good Manufacturing Practice (cGMP). cGMP is the standard of procedures and controls required by the Federal Drug Agency of USA, and other international regulatory authorities for the manufacture of advanced pharmaceutical intermediates, active ingredients, and final formulated/packaged drugs.

The market for supply of pharmaceutical intermediates and active ingredients to the global pharmaceutical and biotechnology industries is estimated today at $7-8 billion. This market has shown substantial growth due to these companies focusing spend on drug development and marketing and outsourcing manufacturing. More recently there has been a contraction in the market place due to fewer New Chemical entities (NCEs) being launched and the impact of generic competition which has resulted in spare capacity becoming available at the large Pharmaceutical companies.

Avecia’s business is characterised by a large pipeline of projects for drugs progressing through clinical trials, and supplies for launched medicines to companies including GSK, AZ, Merck and Allergan.

A specific technology-based unit within Avecia’s pharmaceutical intermediates business is:

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

Biotechnology

DNA Medicines

Oligonucleotides are used in a range of therapeutic and diagnostic applications, in particular for drugs which use an antisense mechanism. Anti-sense drugs work at the genetic level to interrupt the process by which disease-causing proteins are produced. and have the potential to be more selective and, as a result, more effective and with fewer side effects than traditional drugs. As such, they are being designed to treat a wide range of diseases including infectious, inflammatory and cardiovascular diseases and cancer. DNA medicines also have application in a range of new approaches to disease treatment such as immunotherapeutics, molecular decoys and RNAi. The business is involved in a range of projects addressing development of such drugs.

Avecia believes that its existing relationships with clients requiring clinical trial materials and its investment in assets and technology, make the business well positioned to take advantage of opportunities that may emerge in the field of DNA medicines. Avecia has a 5 year contract with Genta Inc to supply its lead compound Genasense for both clinical and commercial use. Genta have applied for approval for Genasense from the FDA. However following negative feedback from the ODAC (Oncology Drugs Advisory Committee), approval is not envisaged in the near term.

Registered number: 3768265	17

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

The business has a solid phase capability for peptide synthesis using ‘FMOC’ chemistry – a specific solid phase process. The production of peptides also requires chromatographic separation techniques to achieve high purity. This technology can also be used in advanced molecules such as oligonucleotides (DNA) and recombinant proteins.

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

The business focus is on developing scaleable and robust manufacturing processes for biologics and works with clients throughout the drug development life-cycle. The business has a range of pilot-scale assets and a large-scale (2 x 5000 litre) microbial fermentation facility in the UK providing capability to manufacture biologics for commercial use.

The business recently won an award to develop an anthrax vaccine for the US Government which has lead to an extension of activity beyond contract manufacturing of drug substance into management of fill/finish, clinical trials and regulatory submissions.

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

Intermediates and Stabilizers

Monomer stabilizers

During 2003 Fine Chemicals produced both phenothiazine, sold under the PTZ trademark, and Xenoxyl, a stable free radical stabilizer for vinyl monomers. These materials are the most cost-effective inhibitors of unwanted polymerization reactions that can occur during production and storage of acrylic acid, acrylates and certain vinyl monomers.

Aromatic phosphines

During 2003 Fine Chemicals manufactured two core aromatic phosphines, Phenylphosphonous Dichloride and Diphenyl Chlorophosphine. Aromatic phosphines are used in a wide range of applications, including pharmaceuticals, agrochemicals, flame-retardants, photo-initators and stabilizers for polymers.

The Intermediates and Stabilisers business was sold on July 31, 2003.

Registered number: 3768265	18

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Customers, sales and distribution

Fine Chemicals markets its products directly to its customers and generally does not use intermediaries or agents. Close customer partnerships are important to Fine Chemicals as the majority of its products are designed to meet individual customer specifications. Fine Chemicals has a number of major manufacturing contracts with key customers including Glaxo Wellcome, BASF, Merck, Genta, Essex Pharmaceuticals, Allergan, 3M, Cheminova and Syngenta.

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

The following table summarizes Fine Chemicals’ key contractual arrangements for manufacture and provision of services for customers:

	Customer	End Product/Service	Contract Duration	Contract Expiry

	BASF	Agrochemical Fungicide	4 years	December 2004
	Cheminova	Agrochemical Fungicide	5 years	December 2006
Syngenta	Contract 1	Herbicide	5 years	June 2007
	Contract 2	Plant growth regulator	Evergreen	24 months notice
	Contract 3	Intermediate	Evergreen	24 months notice
	Essex Pharmaceuticals	Animal Health		24 months notice
	Merck	Opthalmic	10 years	November 2005
	Lubrizol	Additives	5 years	February 2009
	Arch	Biocides	5 years	April 2009
	3M Company	Cardiovascular	5 years	Jan 2009
	Allergan	Opthalmic drugs	Several years	Various
	Genta	Anti-cancer	5 years	December 2007

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

Pharmaceutical Intermediates	Agrochemical and other Intermediates	Biotechnology

DSM	Clariant	Lonza
Lonza	Bayer	DSM
Bayer	Kemira	Diosynth
Rhodia Chirex	Contract Chemicals	Cambrex
Degussa	Allessa	Boehringer Ingleheim
Clariant	Lonza	Bachem
	Albermarle	UCB
Polypeptide
Proligo/Degussa
Isis
Dow
Biochemie

Registered number: 3768265	19

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

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

Avecia believes that future growth in the market for ink jet products will be driven primarily by the following factors:

•
The increased use of home printing for internet, fax and computing outputs (All In One printers), the migration of ink jet into businesses printing applications and the emergence of new applications such as digital photography printing, (with high ink consumption per page relative to text printing).

•	Renewed growth in sales of personal computers and corresponding printers, as well as increased demand for printers in developing countries, most particularly in Asia, and
•	Adoption of ink jet printing in new industrial applications (e.g., packaging, printed circuit boards, etc.).

Registered number: 3768265	20

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

In addition, the continued advances in ink jet technology have significantly improved the quality of outputs as well as printhead life. These improvements have been achieved through continuous development of technology for controlling the size and placement of ink droplets and other technological advances such as in nozzle count and firing frequency. Further achievements in resolution, speed and color quality would allow ink jet printers to enter diverse markets such as color filters for liquid crystal displays, wide format printing for graphic arts and proofing, textile, commercial, medical and industrial printing. Some of these markets are very large and have historically satisfied their printing requirements with traditional analogue print technologies (e.g., screen printing) or other non-impact printers (e.g., laser printers). Electronic Materials is currently working with a number of manufacturers and customers to develop the appropriate technology to address many of these markets.

Electrophotography

The electrophotography business unit was established in 1996 to build on the business’s strengths in non-impact printing. The principal current investments in electrophotography are aimed at developing two technologies, chemically produced toners for color laser applications and the development of infra red absorber technology.

The color laser printer and photocopier market is in its early stage but is already showing growth rates of approximately 30% per year. Avecia believes that growth will continue as new, lower cost, high-speed color photocopiers and laser printers become available. Avecia believes that chemically produced toners have advantages over traditional toners, facilitating improvements in print quality and resolution at potentially lower cost than traditional color toners.

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

Customers, sales and distribution

The market for ink jet printers is highly concentrated with the four largest printer manufacturers, Hewlett Packard, Seiko Epson, Canon and Lexmark accounting for over 90% of all sales of ink jet printers.

Registered number: 3768265	21

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

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

(3)	NeoResins

The NeoResins business is a global supplier of performance polymers, primarily water-based resins which are used as binders and additives in the paint, coatings, adhesives and printing ink industries.

The NeoResins business was a pioneer in the development of waterborne urethanes, and Avecia believes that it remains a global leader in the targeted market segments through its fast growth and technological strength in water-borne urethanes and acrylic resins. The business is focused on serving three market segments, which are fast growing in water-borne product offerings: coatings, graphic arts and adhesives.

Over the past years, the NeoResins division has undergone a re-focusing process, which has involved a number of divestments of non-core activities and sites, re-structuring under-performing regional operations and shifting the market focus towards the more specialized end of the resins market. As part of this process, the business exited low-margin, low-growth business such as pressure sensitive adhesives (transferred in 1996 to Stahl), optical fiber coatings (sold in 1996), polyester powder (sold in 1997), Winnofil (sold in 1999) and Viclan products (sold in 1999/2000). NeoResins has also divested its Singapore manufacturing asset (sold in 1997), shut down research and technology operations in a site shared with ICI (1998) and ceased production at Napa, a California site (1999) and Hillhouse, a UK site (2001). NeoResins has also made small acquisitions of know-how and business information from the acrylic emulsion business of Dyno in 1997 and DSM acrylic emulsion technology in 1999. It has significantly expanded capacity and/or product capability at its four core production sites (1999 – 2003) and will continue to do so over the next three years (2004 – 2006).

As part of continuous improvement, NeoResins is currently engaged in a business process-streamlining project, which will result in the implementation of global business processes and replacement of the existing SAP R2 system, by SAP R3.

Registered number: 3768265	22

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Products and markets

The following table sets forth NeoResins’ principal products and applications:

Brand Name	Product Family	Application Use

Haloflex	Vinyl Acrylic Emulsions	Industrial Coatings for Metal; Rust Converters Adhesives and Sealants

Lumiflon[1]	Fluoro Resins	Industrial Coatings for Metal and Plastics, including Construction, Coil, Automotive OEM, Aerospace

NeoCryl	Acrylic Emulsions	Industrial Coatings for Metal, Wood, and Plastic applications
Architectural Coatings exterior and interior Decorative paints
Industrial and household Floor Polishes, Parquet and Concrete Flooring
Flexo Inks, Adhesives and Film Coatings

NeoCryl	Solid Acrylic Resins	Industrial Coatings for Marine, Traffic, and Plastics applications Architectural Coatings and Aerosols Heat Seal Lacquers, Gravure and Screen Inks

NeoPac	Urethane Acrylic Hybrids	Architectural Coatings including decorative paints, Parquet and Concrete Flooring; Industrial Coatings for Wood, Metal and Plastic applications

NeoRad	UV Curing Acrylics and Urethanes	Industrial Coatings for Wood, Plastics, and Flooring Printing Inks

NeoRez	Polyurethane Dispersions	Industrial Coatings for Plastic, Metal and Wood Architectural Coatings including parquet lacquers Laminating Adhesives and Film Primers

NeoRez	Polyurethane Solution Polymers	Architectural Coatings for Concrete and Wood Gravure Laminating Inks

[1]	Agent and Distributor for Asahi Glass.

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Graphic Arts and Adhesives

NeoResins supplies water-borne NeoCryl emulsions, solid acrylics (beads) and NeoRez polyurethane dispersions, sold as binders for liquid inks, for flexo and gravure, film primers and coatings, paint varnishes, paper coatings, heat seal lacquers and imaging products such as ink jet resins and receptive coatings. Adhesives – after divestment of Winnofil and Pressure Sensitive Adhesives (PSA) – is now a minor application area for NeoResins and based solely on urethane and hybrid technologies. These products are currently sold into rigid bonding (furniture and millwork), packaging, construction and non-rigid bonding (shoe and fabric) application areas.

Customers, sales and distribution

NeoResins’ client base ranges from major paint producers to small regional specialty coating producers. The customer list is long and stable, with no one Customer accounting for even 10% of total sales, the top 10 Customers account for only 23% of the annual sales revenue and 90% of all Customers remaining the same over the past five (5) years.

Historically, NeoResins has worked closely with its customers to develop products, which fit their specific requirements. These collaborative efforts resulted in the invention and development of waterborne resin technology, in which NeoResins’ technical staff played a significant role. Current clients with whom the business maintains close long-term co-operation include (alphabetically): Akzo Nobel, BASF, Bona Chemie, PPG, RPM, Sherwin Williams, SICPA, Sigma and Sun Chemicals.

Competition

NeoResins’ main coating competitors (alphabetically) are Alberdink & Boley, BASF, Clariant, Crompton/Witco, Noveon, Reichhold, Rohm & Haas, S.C. Johnson, and many smaller regional companies. In Graphic Arts products for traditional liquid inks, the main competitors are Rohm & Haas and S.C. Johnson, with other coating acrylic emulsion and beads producers participating to a much smaller extent. In specialty beads, the competition involves several different companies (principally Degussa, Lucite, and Mitsubishi), with pricing trends and volume growth following the developments of specific application areas. The business expects Bayer and BASF to remain the market-share leaders for urethane-based products in adhesive technologies.

While NeoResins has relatively low market shares in each of the three markets, Avecia believes the business’s products hold niche positions in applications where technology shifts favor its product portfolio.

(4)	Specialty Products

The Specialty Products business is classified as discontinued: Metal Extraction Products was sold on July 31, 2003, Additives was sold on January 31, 2004 and the Biocides sale (Protection and Hygiene and Pool and Spa) was completed on April 2, 2004.

During 2003, the Specialty Products segment was comprised of a variety of businesses which develop, manufacture, and supply specialty performance chemicals to a wide range of end market applications, such as coatings, disinfectants, copper extraction, plastics, and also into the pool and spa market. Products include biocides used as preservatives, fungicides and disinfectants in a diverse group of end-use industrial and consumer applications, a comprehensive range of chlorine-free and bromine-free pool and spa sanitizers and related products, metal extraction products, performance pigments and additives for paints, inks and plastics.

Registered number: 3768265	24

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Products and markets

The following table sets forth Specialty Products’ principal products and applications:

Market	Trademarks	Application

Pool and spa	Baquacil	A range of chlorine-free products for sanitizing and maintaining pool water.

	BaquaSpa	A range of chlorine-free and bromine-free products for sanitizing and maintaining spa water.

Protection and Hygiene	Proxel	A preservative used in a wide range of industrial water based products including Polymer latex, paint and household products.

	Densil	A family of fungicides/algaecides used in a wide range of applications, from coatings such as paints and sealants, to leather processing and plastic for automobiles.

	Vantocil	A non-medical disinfectant used as a food industry disinfectant and as a household surface disinfectant.

	Cosmocil	A preservative for personal care applications.

	Vanquish	Fungicide/bactericide use in plastics and polymeers.

	Reputex	Bactericide used in cotton textiles.

	Purista	Bactericide used in cotton textiles.

Additives	Solsperse	Hyperdispersant used in paints, inks and plastics.

Pigments	Monastral and Monolite	Pigments for paints.

	Vynamon and Polymon	Pigments for plastics.

Metal Extraction Products	Acorga	Specialty chemical extractants used in the extraction and production of copper.

Pool and Spa

Avecia was the world’s leading supplier until the date of sale, by sales value, of chlorine/bromine-free pool and spa sanitizers. Biocides are used in recreational water to prevent the build-up of bacteria and other organisms.

The business’s core pool and spa products are BaquaSpa sanitizer for spas and Baquacil sanitizer for pools, both based on polyhexamethylenebiguanide. These are supplemented by a comprehensive range of products that together provide a complete maintenance system for chlorine-free pools and bromine-free spas.

Baquacil is the world’s first and still, despite the expiry of its patent protection several years ago, the leading chlorine-free sanitizer with approximately 6% of the US pool sanitizer market. BaquaSpa is a sanitizer, which is used in the spa market. BaquaSpa currently has a market share of approximately 6% of the US spa market. It is priced on a comparable basis to bromine, (the market leading spa sanitizer), but has significant benefits compared to bromine and therefore represents a growth opportunity.

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
Year ended December 31, 2003

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Metal Extraction Products

Avecia believes the business is the leading global supplier of reagents to the copper solvent extraction market by market share of sales value. It manufactures and sells a range of solvent extraction reagents for copper under the Acorga brand name, and provides on-site customer support and process optimization services to copper mining companies. The business’s products and related technology have emerged in the 1990s as the preferred technology for copper production from oxide ore deposits due to their cost and environmental advantages over traditional copper smelting processes. It maintains these advantages through its own technology and formulation patents, which generally have many years to go before expiration.

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
Year ended December 31, 2003

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

Seasonality

Avecia is subject to seasonal trends in respect of its Pool business (within Specialty Products). The majority of Pool sales take place between May and September each year. However this business has now been disposed of and Avecia generally is not subject to seasonality in the remaining segments of its business.

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

Organizational structure

Avecia Group plc is a wholly owned subsidiary of Avecia Finance plc, which is itself a subsidiary of Avecia Holdings plc. Avecia Holdings plc is owned by Avecia (Jersey) Limited.

The table below provides details of the principal subsidiaries of Avecia Group plc:

Subsidiary undertakings	Country of incorporation	Principal activity	Percentage of equity owned

Avecia Investments Limited	UK	Holding company	100%	*
Avecia UK Holdings Limited	UK	Holding company	100%	*
Avecia Limited	UK	Chemical manufacture	100%	*
Avecia Holdings BV	The Netherlands	Holding company	100%	*
Avecia Holdings Inc.	USA	Holding company	100%	*
Avecia BV	The Netherlands	Chemical manufacture	100%	*
Avecia Inc.	USA	Chemical manufacture	100%	*
Torcan Chemical Ltd	Canada	Chemical manufacture	100%	*
NeoResins Inc.	USA	Chemical manufacture	100%	*
Avecia Biotechnology Inc.	USA	Chemical manufacture	100%	*
Avecia Spain SL	Spain	Chemical manufacture	100%	*

Joint ventures
Image Polymers Europe	UK	Chemical manufacture	50%	α
Image Polymers Company	USA	Chemical manufacture	50%	α

*	all ordinary shares held
α	represents percentage share of limited partnership

Registered number: 3768265	28

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Property, plant and equipment

Avecia currently has 12 manufacturing facilities in 6 countries. The sites are principally polymerization and formulation facilities and organic chemistry facilities.

The table below lists the main characteristics of Avecia’s significant sites, based on net book value of land and buildings:

Site Location	Business	Size (metres2)	Freehold/Leasehold	Use

Blackley, UK	Fine Chemicals Specialty Products Electronic Materials NeoResins	80,938	Freehold	International headquarters and research and development facilities

Grangemouth, UK	Fine Chemicals Specialty Products Electronic Materials	708,208	Freehold	Chemical manufacture

Huddersfield, UK	Fine Chemicals Specialty Products Electronic Materials	61,902	Freehold	Chemical manufacture

New Castle, DE, US	Electronic Materials	101,018	Freehold	Chemical manufacture

Waalwijk, The Netherlands	NeoResins	81,333	Freehold	Chemical manufacture

Billingham, UK	Fine Chemicals	131,704	Freehold	Chemical manufacture

Aurora, Canada	Fine Chemicals	42,222	Freehold	Chemical manufacture

Milford, MA, US	Fine Chemicals	65,182	Freehold	Chemical manufacture

Wilmington, MA, US	NeoResins	133,551	Freehold	Chemical manufacture

Frankfort, IN, US	NeoResins	139,622	Freehold	Chemical manufacture

Parets, Spain	NeoResins	27,215	Freehold	Chemical manufacture

Registered number: 3768265	29

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Avecia also has a smaller site at Frankfurt, Germany (Electronic materials).

In 2003 the Large Scale Biologics Manufacturing Facility (ABC 5000), sanctioned in February 2002, became operational. This project significantly expands production capabilities at Billingham, UK, creating 10,000 litres of manufacturing capacity for microbially-derived biologics.

The site at Mount Pleasant, TN, US was sold as part of the disposal of Metal Extraction Products and Intermediates & Stabilizers. The site at Seal Sands, UK, was disposed of as part of the Biocides disposal in April 2004.

Two of the major sites in the UK, Grangemouth and Huddersfield, are presently shared with Syngenta Group businesses and the company’s title in these is freehold, subject to long leases back to Syngenta of certain ‘island properties’, or long leasehold, in which case Syngenta retains the freehold interest not only in relation to the company’s site but also in relation to the surrounding property. The long leases, whether Avecia or Syngenta is the tenant, provide that the leases will come to an end if the relevant property ceases to be used for the manufacture of chemicals in commercial quantities. In this event, the tenant is obliged to clear the site by demolishing buildings and to carry out environmental remediation works. Avecia’s lease of the east site at Huddersfield, which related exclusively to the Biocides business, was transferred to the buyer of that business in April 2004.

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

Avecia’s operations are experienced and effective in containing and handling a range of aggressive chemicals, including chlorine, bromine, thionyl chloride, and ethylene oxide. Production and marketing of chemical substances are regulated by national and international laws.

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

Avecia’s interest in the Mount Pleasant site, Tennessee, was transferred to Cytec Industries Inc. on the disposal of the Metal Extraction Products and Intermediates and Stabilizers businesses in July 2003. In 1998 Zeneca Group had entered into an agreement with the EPA in relation to certain breaches, in 1994, of regulatory limits on benzene levels in the deep well disposal facility at this site and as part of this agreement, they stopped deep well injection at the site on April 22, 1999, following the commissioning of a new effluent treatment plant.

Registered number: 3768265	30

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

The wells were formally closed at that time. Significant pollution prevention and waste minimization projects have also been implemented at this site. In 1998, Zeneca Group paid the EPA a $3.5 million penalty relating to these violations. As part of the acquisition of Zeneca Specialties, Avecia entered into an Environmental Deed agreement with AstraZeneca. Under the Environmental Deed, AstraZeneca has agreed, amongst other things, to indemnify Avecia against liabilities relating to or arising out of any existing contamination at waste burial sites at Mount Pleasant. There is no time limit for claims arising from this matter, but AstraZeneca’s liability under the Environmental Deed is limited with respect to this and certain other claims by an overall cap of £325 million. Avecia assigned to Cytec Industries Inc. its rights under the Environmental Deed with respect to the Mount Pleasant site and Cytec Industries Inc. assumed liabilities in relation to the site.

Intellectual property

Avecia’s business is dependent to a large extent on intellectual property rights, principally patents, trade marks and accumulated technical know-how.

Where appropriate, new technology is protected, particularly active ingredients and formulations ingredients, their applications and their manufacturing processes, by seeking patent protection, typically through patent registration in major markets. In addition to patent protection, the business also relies on the know-how and technical expertise in many of the manufacturing processes for developing and maintaining market position. Trade-marks are a valuable means for associating goods with Avecia as manufacturer, in particular the trade mark ‘Avecia’ provides a uniform trading name for Avecia companies to operate under.

Avecia has nearly 2,400 patents and patent applications grouped in over 450 patent families, each representing a distinct invention, 72 percent of which have been filed since 1993. These patent families support, in particular, Electronic Materials (205), Fine Chemicals and Biotechnology (102), NeoResins (51), and Specialty Products (93). Avecia has over 1,400 pending and registered trade-marks in over 115 trade-mark families. Over the past year the largest rise in patent numbers has been in the Electronic Materials and the Fine Chemicals and Biotechnology fields.

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

These licenses are worldwide, royalty free licenses, and their duration is generally linked to the life of the relevant licensed rights. Certain licenses also deal with future development of specified products and collaboration projects. Arrangements were also put in place to transfer regulatory data to Avecia, which was solely or predominantly used by the specialties businesses, subject in certain cases to a license back to Syngenta. Avecia has user licenses for data, which was historically used in the specialties business prior to the acquisition but was predominately used by other Zeneca Group businesses. Avecia has also entered into arrangements, which give access to certain Syngenta data, which relates to obtaining and maintaining regulatory approvals for both existing and new products and product applications. Avecia has also contracted to supply certain support services to Syngenta for a transitional period.

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
Year ended December 31, 2003

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

Item 5 Operating and financial review and prospects

Overview

Avecia is a global group of focused specialty chemicals businesses that develops, manufactures and sells high quality, technologically advanced, value-added chemical products to customers in a wide range of industries. For the year ended December 31, 2003, Avecia businesses generated turnover of £485.2 million.

The four main business segments of the group as at December 31, 2003 were:

•	Fine Chemicals
•	Electronic Materials
•	Specialty Products (discontinued)
•	NeoResins

In 2003, 36.7% of group sales were in the Americas, 27.0% were in Europe, and 36.3% were in the rest of the world. In addition, Avecia also has an “other” business segment that consists of the provision of manufacturing services to third parties in the UK, and central costs.

Currency fluctuation

Our business operations are geographically diversified, with sales in over 70 countries and 12 manufacturing facilities located in 6 countries. In 2003, 73% of sales were made outside the United Kingdom and over 55% of the fixed production and cost base was in the United Kingdom. Results of operations and financial position are therefore significantly impacted by the fluctuation of the pound sterling against the other major currencies in which the group transacts business, primarily the US Dollar, the Japanese Yen, Euro and other European currencies.

The following table illustrates the fluctuations of the pound sterling against the group’s principal trading currencies since 2000 and the percentage of our turnover and costs in pound sterling and the other major currencies in which the group transacts business:

	Pound appreciation/ (depreciation)						% Turnover (a)			% Costs (b)
	2003-2002		2002-2001		2000-2001		2003	2002	2001	2003	2002	2001

US Dollar	9%		4%		(6%	)	37%	42%	37%	33%	33%	34%
Euro/equivalent	(9%	)	(1%	)	(2%	)	27%	21%	26%	23%	17%	25%
Japanese Yen	1%		8%		6%		6%	6%	5%	5%	4%	4%
Pound Sterling	—		—		—		27%	28%	25%	37%	44%	31%

(a)	percentage of group turnover in each of the currencies.
(b)	percentage of group fixed and variable costs in each of the currencies.

Registered number: 3768265	32

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Divested operations

In July 2001 the Novacote business, which formed part of the Stahl class of business, was sold. Subsequently the disposal of the remainder of the Stahl business was completed in January 2002. On July 31, 2003 Metal Extraction Products and Intermediates and Stabilizers were sold. Additives was sold on January 31, 2004 and the Biocides sale was completed on April 2, 2004.

Financial results

Set forth below is a discussion of the financial condition and results of operations for the company. This discussion should be read in conjunction with our consolidated financial statements and notes included herein, which have been prepared in accordance with UK GAAP.

Year ended December 31, 2003 compared to the year ended December 31, 2002

The following table sets forth turnover for each of 2003 and 2002.

	Year ended December 31, 2003	Year ended December 31, 2002	Actual % change

	£ million	£ million
Businesses
Continuing operations:
Fine Chemicals	112.7	175.8	(35.9)
Electronic Materials	63.0	63.8	(1.3)
NeoResins	175.8	167.1	5.2
Other	9.9	10.5	(5.7)

Turnover from continuing operations	361.4	417.2	(13.4)
Discontinued operations: Specialty Products	123.8	158.5	(21.9)

Total historical turnover	485.2	575.7	(15.7)

The following table sets forth operating (loss)/ profit for each of 2003 and 2002:

	Year ended December 31, 2003	Year ended December 31, 2002	Change in Operating Profit	Change in Depreciation & Amortisation

	£ million	£ million Restated	£ million	£ million
Businesses
Continuing operations:
Fine Chemicals	(87.8)	(4.7)	(83.1)	(43.2)
Electronic Materials	3.8	2.1	1.7	(0.2)
NeoResins	27.4	29.9	(2.5)	(0.2)
Other including unallocated cost	(45.9)	(61.6)	15.7	9.5
Restructuring and site closure costs	—	(11.1)	11.1	—

Operating (loss)/profit from continuing operations	(102.5)	(45.4)	(57.1)	(34.1)
Discontinued operations: Specialty Products	21.4	28.2	(6.8)	0.7

Total operating (loss)/profit	(81.1)	(17.2)	(63.9)	(33.4)

2002 has been restated to reflect the adoption of FRS 17.

Registered number: 3768265	33

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

In Fine Chemicals sales were significantly reduced by lower volumes manufactured for both DNA medicine customers and pharmaceutical companies. In 2002 significant volumes of DNA medicine were manufactured and supplied for a customers phase III clinical trial program. In 2003 there was an extensive programme to validate this manufacturing process up to the cGMP standard required for registration of the customer product, and this validation process precluded manufacture until completion. The validation process was completed to the customers’ satisfaction in December 2003, when manufacture of product commenced for the expected launch of the product by the customer in 2004.

Custom manufacture of pharmaceutical products was reduced in 2003, because demand for two intermediates from one customer was reduced due to delays in the launch of their product and the extent of the intermediates already stockpiled. In addition, due to a worldwide decline in demand from pharmaceutical companies for custom intermediates, it was not possible to secure volumes of new products for manufacture in the assets that were consequently under-occupied.

Sales in Fine Chemicals were also reduced by the disposal of the Intermediates and Stabilizers business in July 2003.

Operating losses in Fine Chemicals were significantly increased in 2003 by the impact of the lower volumes of DNA medicines and pharmaceutical intermediates manufactured in 2003. Although variable costs of raw material also decreased in line with the lower manufacture, other operating cost remained at or near 2002 levels. In DNA this was due to the need for manufacturing resource to conduct the process validation, thus reducing the opportunity for cost savings. In Pharmaceuticals Intermediates, assets were mothballed and staff surplus to requirements removed under the voluntary severance programme announced at the end of 2002. Although these measures saved some costs, they were only able to partly offset the lost margin from the Intermediates not supplied.

As a consequence of the reduction in utilisation for Fine Chemicals assets, and the consequent generation of profit, there was a significant charge of £55.3 million taken against the tangible assets utilised in the Pharmaceutical Intermediate businesses.

Electronic material sales were more than 1% lower in 2003 than 2002. However, the reduction was caused mainly by the significant weakening of the US Dollar against Sterling between the two years.

The main component of this growth is increased demand from customers for our Inkjet dyes and inks, which in part represents a recovery from the period of destocking pursued by our customers during 2002.

As a consequence of this increase in sales volumes operating profit in the Electronic Materials segment improved in 2003, despite the adverse effects of currency.

NeoResins increased its sales by over 5% over 2002, although over 3% of this increase was caused by the relative strength of the Euro over Sterling. The business attained this growth through moderate improvement in demand from its coatings customers in Europe, and high increases in volume sales to both coating and graphic arts customers in the Asia-Pacific region, reflecting both increased demand in that region through high levels of economic growth in China, and through the businesses improvement in its share of markets in the region.

NeoResins profit was reduced in 2003 compared to 2002 as the volume gains noted above were offset by the impact of raw material prices caused by the increased price of oil, and supply imbalance for key acrylic raw materials. In addition many of the volume gains came in product segments with lower than average margins, while temporary increase in freight costs caused by planned production changes across different manufacturing sites also held back profit growth.

Registered number: 3768265	34

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Speciality Product sales in 2003 at a headline level fell by nearly 22% from 2002 levels. Although business divestments and closures contributed to this the main impact on the fall was due to the effect of adverse currency (a weaker US Dollar).

All businesses in the segment managed to improve volumes through improved customer demand for their products. In our Biocides Protection and Hygiene business, price decreases made in the US market, in response to a competitors policy of aggressive price reductions, negated these volume improvement.

This segment’s operating profits fell between 2002 and 2003 by £6.8 million. All of the decrease is attributable to the adverse impact of currency, the effect of disposing of the Metal Extraction Products businesses in July 2003, and the adverse selling price movements noted above.

Analysis of other Items and Net Losses

	2003	2002	£m change

Share of operating profit from JV	1.7	2.2	(0.5)
Profit on disposal of business	15.4	9.4	6.0
Net interest and finance costs	(29.6)	(30.9)	1.3
Taxation	(0.9)	(6.5)	5.6
Net loss	(94.5)	(43.0)	(51.5)

Share of operating profits from our Joint Venture, Image Polymers, reduced in 2003 due to lower sales in the joint venture, caused by reduced customer demand for its toner products.

The profit on disposal represents the profits realised through the sale of the Metal Extraction Products and Intermediates & Stabilizers businesses to Cytec in July 2003. In 2002 the profit represented that realised on the disposal of the Stahl business.

Analysis of Net Interest and Finance Costs

	2003	2002	£m change

Net interest payable on Bank loans	(10.6)	(13.2)	2.6
Interest on other loans	(39.5)	(41.9)	2.4
Net exchange gains and losses	28.1	31.1	(3.0)
Amortisation of finance fees	(4.8)	(6.4)	1.6
FRS 17	(2.4)	—	(2.4)
Other finance costs	(0.4)	(0.5)	0.1

	(29.6)	(30.9)	1.3

Net interest payable on bank loans decreased in 2003 due to the reduction in bank debt arising from term debt prepaid from the disposals in 2003, plus the favourable impact of reduced interest rates.

Interest on other loans represents interest paid in US Dollars on the 11% senior notes, and the reduction in 2003 reflects the weakening of the US Dollar to £ Sterling exchange rate in 2003.

Conversely the net exchange gain fell in 2003 again due to the move in exchange rates between 2002 and 2003.

Registered number: 3768265	35

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Under UK GAAP the finance fees associated with raising debt in 1999 were capitalised at that time and are written back against profit over the lifetime of the loans. With the early prepayment of debt, the relevant amount of unamortized fees are written off, leaving a reduced balance to be amortised during 2003.

Taxation was reduced in 2003 due to the impact of the reduction in operating profits described above which increased our loss on ordinary activities for the period. In addition two items, which created deferred tax charges in 2002 did not recur in 2003.

Year ended December 31, 2002 compared to the year ended December 31, 2001

The following table sets forth turnover for each of 2002 and 2001.

	Year ended December 31, 2002	Year ended December 31, 2001	Actual % change

	£ million	£ million
Businesses
Continuing operations:
Fine Chemicals	175.8	193.0	(8.9)
Electronic Materials	63.8	67.5	(5.5)
NeoResins	167.1	158.6	5.4
Other	10.5	11.9	(11.8)

Turnover from continuing operations	417.2	431.0	(3.2)
Discontinued operations: Stahl	—	213.5
Discontinued operations: Specialty Products	158.5	159.1	(0.4)

Total historical turnover	575.7	803.6	(28.4)

The following table sets forth operating (loss)/ profit for each of 2002 and 2001:

	Year ended December 31, 2002	Year ended December 31, 2001	Change in Operating Profit	Change in Depreciation & Amortisation

	£ million Restated	£ million Restated	£ million	£ million
Businesses
Continuing operations:
Fine Chemicals	(4.7)	13.2	(17.9)	(12.1)
Electronic Materials	2.1	6.7	(4.6)	(1.0)
NeoResins	29.9	26.5	3.4	0.5
Other including Unallocated cost	(61.6)	(50.4)	(11.2)	(8.3)
Restructuring and site closure costs	(11.1)	—	(11.1)	—

Operating (loss)/profit from continuing operations	(45.4)	(4.0)	(41.4)	(20.9)
Discontinued operations: Stahl	—	28.8	(28.8)	7.0
Discontinued operations: Specialty Products	28.2	23.6	4.6	1.0

Total operating (loss)/profit	(17.2)	48.4	(65.6)	(12.9)

Registered number: 3768265	36

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Financial Reporting Standard 17 ‘Retirement Benefits’ has been adopted for the year ended 31 December 2003. The financial information for 2002 and 2001 has been adjusted retrospectively.

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

Operating profits in Fine Chemicals were slightly lower in 2002. The effect of the lower sales were partially offset by lower raw material costs and improved yields. The reduction in operating profits was caused by increased costs associated with expansion of resource in the DNA business, increased depreciation on new assets to support increased manufacture in Biotechnology and Pharmaceutical intermediates, and impairment charges on assets and goodwill.

Electronic Materials’ sales have decreased mainly due to lower demand from suppliers and manufacturers of Ink Jet printers caused by de-stocking in the face of lower sales of personal computers and printers.

Lower sales of Inkjet products were partially offset by lower materials and resource costs. Profit decreased due to the impact of consolidating Covion’s operating losses for the year ending December 31, 2002, following its acquisition on December 31, 2001.

NeoResins’ turnover increased mainly due to higher demand from Coating, Graphic Arts and Adhesives customers in the USA and Europe. The increase in operating profit was due primarily to the increased sales, together with lower net raw material costs.

Specialty Products’ turnover decreased in 2002 mainly due to the effect of exchange rates, the lower demand for Pool and Spa products caused by poor weather during the USA pool season, and price reductions in Protection and Hygiene in the USA due to competitive pressures. These factors were offset by higher demand from Additives customers, the sale of Pigments stock to Heubach who took over the business, and increased sales of metal extraction products due to four major mine project fills secured in the year.

Lower costs arising from reduced headcount and increased efficiency resulted in an increase in Specialty Products’ operating profit for the year

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

For the year ended December 31, 2002 a charge of £11.1 million was taken for a voluntary severance programme initiated in 2002 and a small site closure announced in 2002. These actions will result in a reduction in headcount of nearly 200 in 2003, leading to full year reductions in costs of over £7 million by the end of 2004.

Profit on disposal of business

The profit on disposal of business of £9.4 million in the year ended December 31, 2002 relates primarily to the disposal of the Stahl business.

Net interest

The net interest expense for 2002 decreased significantly from 2001 mostly due to a reversal in the impact of unrealized exchange effects, and the effect of lower levels of debt arising from debt repayments made from the proceeds of the Stahl disposal.

Registered number: 3768265	37

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Taxation

The net taxation charge of £0.9 million arises as a consequence of non recognition of tax credits in certain loss making jurisdictions.

Liquidity and capital resources

The group’s consolidated statements of cash flows for the years ended December 31, 2003, 2002 and 2001 are set out below.

	Avecia Group plc Consolidated
	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2003	2002	2001

	£ million	£ million	£ million
Cash inflow from operating activities	47.3	107.8	120.5
Dividends from joint ventures	3.0	5.5	2.9
Returns on investments and servicing of finance	(47.0)	(56.9)	(73.3)
Taxation	(0.1)	(4.1)	(7.7)
Capital expenditure	(49.6)	(43.1)	(62.1)
Acquisitions and disposals	76.6	196.2	31.1

Cash (outflow)/inflow before financing	30.2	205.4	11.4
Financing	(40.6)	(201.2)	(20.3)

(Decrease)/Increase in cash in the period	(10.4)	4.2	(8.9)

Operating activities

Cash generated from operating activities declined to £3.2 million in 2003. The decrease was due to lower earnings and an outflow from increased working capital of £18.8 million, compared with an inflow from reduced working capital of £8.3 million in 2002.

Inventory levels for most businesses are managed on a day’s sales basis, which optimises the level of inventories while ensuring adequate supply for our customers. However, within our Fine Chemicals business where product is custom manufactured to customers’ specification there were higher levels of product not shipped at the end of 2003, either because they were in the process of being quality approved, or because manufacture was only recently commenced for new products. In addition the movement on creditors in 2003 reflect the impact of significant cash spend against the £11.1 million restructuring provision taken in 2002.

Investing Activities

Capital expenditures in 2003 were £49.6 million compared with £43.1 million in 2002 and £62.1 million in 2001. Capital expenditure is authorised on a project by project basis, and during 2003 we authorised projects totalling £18.8 million compared with £67.4 million in 2002 and £39.6 million in 2001. Significant capital expenditure in 2003 included the continued construction and commissioning of our new large scale Biologics manufacturing facility in Billingham, UK, together with an expansion of our DNA manufacturing capability at Milford, Massachusetts. In 2004 we are planning for capital expenditure totalling £28 million. As at December 31, 2003, commitments relating to this capital expenditure totaled £4.3 million. This expenditure will be funded from internal cash generation.

Registered number: 3768265	38

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

In July 2003 the group completed the disposal of the Metal Extraction Products and Intermediates and Stabilizers businesses to Cytec Industries Inc. The group proceeds arising on the disposal were $81.8 million (£58.5 million), which was received on July 31, 2003. This resulted in the repayment of £52.3 million of Term Debt as required by the bank facilities agreement.

In January 2002 the Group completed the disposal of the Stahl business to Luxembourg 101 S.A. and its affiliates. The gross proceeds arising on the disposal were Euros 378.7 million (£234.9 million), of which Euros 346.8 million (£215.1 million) was received as cash in January 2002, with the remainder received in January 2003. This resulted in the repayment of £187.3 million Term Debt as required by the bank facilities agreement. The net assets of the Stahl business at 31 December 2001 were £95.7 million, plus £124.1 million of associated goodwill, and during 2001 the business had delivered cash from operating activities of £24.4 million. The sale of the Stahl business in 2002, combined with the sale of the Novacote business in 2001, represented the disposal of the entire class of business previously reported as Stahl in the segmental analysis of the Group’s results.

In January 2004 Avecia completed the disposal of the Additives business to the Lubrizol Corporation for a consideration of £71m. In April 2004 Avecia completed the sale of the Protection & Hygiene and Pool & Spa businesses to Arch Chemicals for cash proceeds of $200m together with consideration in the form of shares valued at $15m. For further information on these disposals see Note 31, Post Balance Sheet Events.

Financing

Cash used in financing activities in 2003 was £40.6 million, which includes scheduled debt repayments of £ 25.9 million and term debt prepaid from the proceeds of the business disposals amounting to £57.8 million. This compares with scheduled debt prepaid from disposal proceeds of £201.2 million in 2002.

During 2003 the business reduced cash balances by £8.2 million and drew down £44.0 million under the revolver facility available.

The group finances its operations by a mixture of bank borrowings and high yield bonds. The group’s long-term loans are raised centrally by group finance companies which fund operating subsidiaries, on commercial terms, all of which are included in the consolidated financial statements. The group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, using derivatives where appropriate to generate the desired interest rate profile. The derivatives used for this purpose are principally interest rate swaps and interest rate caps.

At December 31, 2003 the group had outstanding external borrowings of £473.2 million, comprising £306.2 million of 11% Senior Notes due 2009, £95.2 million of Senior Secured Credit Facility repayable in semi-annual installments between 2000 and 2006 (Term Loan A), £36.6 million of Senior Secured Credit Facility repayable in 2006/2007 (Term Loan B) and £35.2 million of Senior Secured Credit Facility repayable in 2007/2008 (Term Loan C). These facilities were originally established at the time of the Avecia Group plc acquisition of the specialty chemicals business of AstraZeneca plc and along with new share capital issued during the 6 months ended December 31, 1999 represent the greatest part of the financing.

The group also had available to it an undrawn £31.0 million Senior Secured Revolving Credit Facility until 2006. During the year ended December 31, 2003 Avecia drew down £64 million and repaid amounts totaling £20 million over several separate occasions under this facility, with a maximum drawing during the period of £44 million.

Under the terms of the banking facilities prior to the amendment thereto described in the following paragraph, the group would have been required to make scheduled principal repayments of approximately £27 million of the Senior Debt in 2004, comprising approximately £15 million on June 30, 2004 and £12 million on December 31, 2004.

Following the successful disposal of its Additives and Biocides businesses after 31 December 2003, the group used the proceeds of these disposals to prepay all term debt outstanding under the banking facilities, leaving only outstanding the drawn down amounts under the Revolving Credit Facility.

This financing structure was considered no longer appropriate for the needs of the group in the medium term and the group has secured amended bank financing to replace the revolving credit drawn down. The amended financing is for term debt of £100 million, repayable at 31 December 2005, together with a Revolving Credit Facility of £50 million. The amended facilities agreement is attached as Exhibit 4.(a).1 to this Form 20-F. As at 31 December 2003, the group was in breach of one of the financial covenants in force under the facilities agreement prior to this amendment but this has been waived by the group’s continuing banks.

Registered number: 3768265	39

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

As part of the group’s ongoing strategy the group will continue to effect further divestments at such times as the directors believe will generate appropriate value. The directors’ view is that the amended bank financing will either be prepaid by further disposals or will be renegotiated by 31 December 2005.

The amended Senior Secured facilities also require the group to operate within certain financial ratios, including:

i.	a ratio of Consolidated EBITDA to Consolidated Net Interest Charges (as defined in the Credit Agreement)
ii.	a ratio of Adjusted Cash Flow to Relevant Expenditure (as defined in the Credit Agreement)
iii.	a ratio of Net Senior Debt to Consolidated EBITDA (as defined in the Credit Agreement)
iv.	a maximum limitation on capital expenditure in each financial year.

These ratios will be tested periodically (either quarterly or annually depending on the specific covenant) and compliance confirmed to the group’s bankers. The limits currently applicable to the financial ratios for each period are set out in the amended Senior Debt facilities agreement.

The principal sources of funds continue to be the cash flows generated from operating activities and utilization of the undrawn term and revolving credit facility discussed above.

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

Research, development and process technology

Avecia’s research, development and process technology base has a long history of achievement in organic chemistry and color science and has significant expertise in polymer science, colloid science and microbial fermentation. A total of £57.7 million in 2003, £58.5 million in 2002 and £60.5 million in 2001 has been spent in research, development and process technology.

Over the years, the group’s technological abilities and continuous high levels of research, development and process technology investment have enabled it to achieve significant milestones. For example in the 1980s, Electronic Materials helped pioneer non-smudging inks for ink jet printers, and today the business is developing novel products for color copiers, laser printers and flat panel display products. Other research, development and process technology efforts have allowed Fine Chemicals to establish a strong position in the fast-growing market for pharmaceutical intermediates and a leading position in the emerging DNA medicines market. Similarly, efforts in NeoResins and several Specialty Products businesses have enabled each business to develop key products and technology, which differentiate them from their competitors in the key markets.

Registered number: 3768265	40

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

The research, development and process technology efforts are driven by the specific requirements and market trends in each of the businesses. Where appropriate, research, development and process technology efforts are managed in cross-functional teams, which include commercial and manufacturing personnel. This structure supports clear business and customer focus.

Most of the research and development activities across all businesses are driven by specific customer programs and in many cases are carried out through collaborative arrangements. The largest research centre in Avecia is located at Blackley, near Manchester, with 245 scientists. A further 80 scientists are located at Waalwijk in the Netherlands and 62 scientists in Frankfurt in Germany. In addition, Fine Chemicals has specialist research, development and process technology operations in Teesside and process technology departments at Grangemouth and Huddersfield. Blackley now supports the research, development and process technology functions of Electronic Materials and Specialty Products and is also home to corporate centers of excellence in polymers and analytical science, chemical hazards and knowledge management — which support all the businesses. NeoResins’ research, development and process technology operations are headquartered in Waalwijk.

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

The following table sets forth the current focus areas in each of the businesses:

Business		Targeted applications
Fine Chemicals	•	Asymmetric hydrogen transfer catalysis and biotransformations (for chiral compounds)
	•	Solid phase/solution phase oligonucleotide assembly technology, novel expression systems for protein production, biosynthesis of large peptides.
	•	Solid phase peptide assembly and purification technology and automated techniques for process development.
	•	Phosphine derivatives for pharmaceuticals and catalyst ligands.
	•	Advanced systems used for the prevention of autopolymerization of monomers during manufacture.
Electronic Materials	•	Dye materials, ink and pigment materials for ink jet printers.
	•	Chemically produced toners, charge transport materials and infra-red absorbers in electrophotography.
	•	Organic light emitting materials for use in flat panel display products.
	•	Maintaining technical leadership in the Image Polymers Joint Venture.
NeoResins	•	Maintaining technical leadership and formulations expertise in targeted application segments in Coatings and Graphic Arts.
	•	Continuous improvements in process chemistry.
Specialty Products (disposed)	•	Fungicides for PVC, PU & silicones and antibacterial surfaces in particular textiles and food preparation areas.
	•	Improved systems for the preservation of Industrial water based products.
	•	Novel polymeric hyperdispersants and rheology modifiers for use in coatings, inks and plastics.

Registered number: 3768265	41

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Critical accounting policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are those described below:

Revenue recognition – Revenue is recognized when services have been rendered and significant risks and rewards in respect of ownership of the products are passed to the customer. Open market sales form the basis of most of Avecia’s turnover, and are recognized when legal title on manufactured product passes to the customer. Within Fine Chemicals, our dealings with customers are often governed by detailed contracts, which can have a significant bearing on determining when revenue should be recognized. Avecia evaluates the terms contained in such contracts in accordance with UK GAAP, using judgement to determine whether the risks and rewards of ownership have transferred to the customer, in arriving at the amounts to be recognized as revenue in each period. In the twelve months to December 31, 2003 the value of sales where contractual terms were a factor in determining revenue amounted to approximately £81 million.

Goodwill, impairment and amortisation – Purchased goodwill is capitalised and amortized over its estimated useful life, which is currently estimated to be 15 years. In addition goodwill is reviewed for impairment. The need for an impairment write down is assessed with reference to discounted cash flows estimates. As at December 31, 2003, Avecia held £277.7 million of unamortized goodwill in its balance sheet, having amortised £29.6 million of goodwill in the twelve months to December 31, 2003. A write-down of goodwill arising from impairment occurred during the same period amounting to £13.4 million. A change in the estimated life of goodwill, or a change in circumstances which may lead to an impairment of goodwill, would impact both the value of goodwill in the balance sheet and the amount of amortisation charged to operating profit in the period. We estimate that a reduction of one year in the estimated useful life of goodwill would increase the annual amortisation charge by £2.0 million.

Fixed Assets, depreciation and impairment – The book value of each fixed asset is written off evenly over its estimated remaining life. Reviews are made periodically of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. A change in the estimated remaining useful life of an asset may lead to a material impairment, reducing the asset value in the balance sheet and resulting in an increased depreciation charge in the profit and loss account. At December 31, 2003, Avecia held £263.2 million of tangible fixed assets at net book value in the balance sheet. During the year ended 2003 Avecia charged £34.3 million of depreciation, and charged a further impairment of £55.3 million in respect of under-utilized assets in the Pharmaceuticals business.

Post Retirement Benefits – Avecia operates both Defined Benefit and Defined Contribution schemes, and has adopted FRS17 in full for the year ended December 31, 2003. In the case of defined benefit schemes, assets are measured using market values. Liabilities are measured using a projected unit method and discounted at the current rate of return of a high quality corporate bond of equivalent term and currency. Costs and liabilities are assessed in accordance with the advice of independent qualified actuaries using certain assumptions, for example rate of inflation, rate of salary increases, etc (see Note 27 : Pensions). Variations in investment returns or assumptions will have a material impact on the value of pension assets and liabilities.

Financial instruments – Receipts and payments on interest rate instruments are recognized on an accrual basis over the lives of the instruments, whilst gains and losses on contracts hedging forecast transaction cash flows are recognized in the same hedged periods. At December 31, 2003 the group had fixed interest rate swaps with a notional value of £32.9 million, with a remaining maturity of 0.5 years. In addition, at December 31, 2003 the group had £96.5 million interest caps in place. At December 31, 2003 the group had £49.3 million of outstanding gross foreign exchange contracts as a result of the transaction exposure cover outlined above. At December 31, 2003 the difference between book value and fair value of all financial instruments was an additional £11.0 million liability. Financial instruments were discounted at the current market yield rates.

Registered number: 3768265	42

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

US GAAP

The net US GAAP result for the year ended December 31, 2003 was a loss of £109.8 million. The corresponding figure under UK GAAP was a loss of £94.5 million. The most significant differences compared to UK GAAP were the removal of goodwill amortization according to SFAS 142 (£29.6 million profit) the additional goodwill impairment charged under US GAAP (£11.7 million loss) and the additional fixed asset impairment charged under US GAAP (£23.1 million loss). A full reconciliation of the differences is included in Item 18 Financial Statements, note 34.

New accounting standards

UK GAAP

Amendment to FRS5 “Reporting the substance of transactions”: Revenue Recognition was issued in November 2003. This replaces the Exposure Draft issued in February 2003. This Application Note does not represent a change to existing Accounting Practice but provides additional guidance in specific areas. Adoption has not had a material impact on Avecia’s financial statements.

Financial Reporting Standard 17 (FRS 17) — “Retirement Benefits” sets out the requirements for accounting for retirement benefits, including the fair value of assets and liabilities arising from employer’s obligations, the treatment of related costs, and the level of disclosure. Avecia has fully adopted FRS 17 for the year ended December 31, 2003. The comparative figures have been restated accordingly. The adoption of FRS17 has reduced profit in 2003 by £1.9 million (2002: £0.4 million 2001: £nil) on recognition of service costs and other finance costs and income, has reduced the Profit and Loss reserve by £113.2 million (2002: £93.9 million) on recognition of the pension liability, and has reduced net assets on the balance sheet by £108.4 million (2002: £81.3 million) on recognition of the net pension liability less pension assets and liabilities previously recognised in other balance sheet lines.

US GAAP

US Reporting Standards

SFAS No. 143 “Accounting for Asset Retirement Obligation” was issued during 2001 and is effective for accounting periods beginning on or after June 15, 2002. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets. The adoption of SFAS143 has not had a material impact on the financial statements.

In November 2002, the Emerging Issues Task Force (EITF) issued its consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF 00-21 addresses the issues of how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.

SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” was issued in April 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. Other than the specified exceptions, this Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the financial statements.

SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” was issued in May 2003. This Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances):

Registered number: 3768265	43

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

A financial instrument issued in the form of shares that is mandatorily redeemable – that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur

A financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer’s equity shares that is to be physically settled or net cash settled)

A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:

(i)	A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares
(ii)
Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares

(iii)	Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled.

SFAS No.132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106” was issued in December 2003.This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by existing Standards.

FIN No. 46R “Consolidation of variable interest entities” is effective immediately for all entities/structures created after March 31, 2003. For structures created prior to this date it becomes effective at the end of the first fiscal year beginning after June 15, 2003 (for non-public companies). Variable Interest Entities include entities that have one or more of the following characteristics: (1) the equity investment at risk is not sufficient to permit the entity the finance its activities without additional subordinated financial support; (2) the equity investors lack essential characteristics of a controlling financial interest (as defined by FIN46R) and (3) the equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. Avecia does not currently have any such entities and adoption of FIN46R is not expected to have a material impact on the financial statements.

Recent trends

The most significant trend recognised during 2003 was the continued impact of adverse worldwide economic conditions on many of our businesses. These trends have continued since 31 December 2003, with only limited improvement apparent which would create significantly greater demand from our customers for our products. Our levels of production and inventories in these businesses are therefore being maintained at levels consistent with 2003 for the time being. A major part of our production and revenues in Fine Chemicals arises from the manufacture and supply of DNA medicines, peptides, and pharmaceutical intermediates according to customers’ specific requirements. The lack of demand from Fine Chemicals customers for our manufacturing services of pharmaceutical intermediates experienced during 2003 has continued, and consequently a large part of our manufacturing capacity for these products remains underutilised.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Registered number: 3768265	44

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Aggregate Contractual Arrangements

The following table sets out the group’s contractual cash obligations under debt arrangements, leases, and other non-cancellable purchase commitments.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	517.2	74.1	82.0	54.9	306.2
Capital lease obligations	5.4	0.9	1.4	1.3	1.8
Operating lease obligations	4.2	0.8	1.3	1.0	1.1
Purchase obligations	4.3	4.3	—	—	—

Total	531.1	80.1	84.7	57.2	309.1

Purchase obligations represent purchase commitments in respect of capital expenditure. The above liabilities exclude pensions, post-retirement and other non-contractual liabilities. Liabilities relating to pensions and post-retirement benefits are set out in Note 27 to the Financial Statements. In addition the group has £2.5 million of contingent obligations relating to guarantees and standby letter of credit issued in the ordinary course of business to financial institutions and suppliers to secure short term support for a variety of commercial and operational transactions.

Registered number: 3768265	45

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

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

Jeremy Scudamore is aged 57. He joined ICI’s (subsequently Zeneca’s) agrochemical businesses in 1970, culminating in appointment as Business Director for Zeneca Agrochemicals in 1994. He was appointed Chief Executive Office of Zeneca Specialties (the predecessor business to Avecia) in 1997, and Chief Executive Officer of Avecia in 1999. He is on the board of the Chemical Industries Association, and on the editorial board of European Chemical News, and the advisory board of Chemical and Engineering News.

David Greensmith is aged 51. He joined ICI (subsequently Zeneca) in 1976 and held a variety of commercial roles in different chemicals businesses prior to being appointed Business Director for Zeneca Specialties in 1997, and subsequently Chief Operating Officer for Avecia in 1999.

Derrick Nicholson is aged 54. He joined ICI (subsequently Zeneca) in 1975 and held a range of financial positions in a number of different international chemical businesses within the group, culminating in his appointment as the Zeneca Group Corporate Finance Manager in 1997. He was appointed Chief Financial Officer for Avecia in 1999.

Compensation

None of the directors or executive officers of Avecia Group plc had interests in options or ordinary shares of Avecia Group plc or its subsidiaries at the end of the financial period.

During the year ended December 31, 2003, the aggregate amount of compensation paid by group companies to all directors and officers of Avecia Group plc was £819,715.

The executive directors have service contracts, on indefinite terms, with an appropriate group company, which are capable of termination on 12 months notice by the company. The directors’ service contracts provide for specified benefits upon termination of employment: where termination is by reason of redundancy or unfair dismissal the benefit is 175% of annual base salary, and where by any other reason (other than for cause) is 125% of monthly base salary for the unexpired period of notice up to 12 months maximum.

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

Audit committee: The audit committee comprises all the non-executive directors of Avecia Holdings plc and is normally chaired by a director other than the Chairman of Avecia Holdings plc. The names of the committee members are : M Askari, JGG Clarke, RD Lapthorne, BA Linden, PE Yea, T de Boysson .

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
Year ended December 31, 2003

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

During the year ended December 31, 2003, the aggregate amount set aside or accrued by Avecia Group plc to provide pension, retirement or similar benefits for directors and officers of Avecia Group plc, who are members of the Avecia Group pension scheme, pursuant to any existing plan provided or contributed to by the company was £59,460.

Employees

The following tables set out employee figures by business and by geographic region.

	Avecia Group plc Consolidated
Average number of employees	For the year ended December 31, 2003	For the year ended December 31, 2002	For the year ended December 31, 2001

United Kingdom	1,766	1,934	1,969
Continental Europe	604	605	1,236
The Americas	673	843	1,283
Asia, Africa and Australasia	58	58	295

	3,101	3,440	4,783

	Avecia Group plc Consolidated
Average number of employees	For the year ended December 31, 2003	For the year ended December 31, 2002	For the year ended December 31, 2001

Fine Chemicals	1,225	1,381	1,267
Electronic Materials	487	558	453
Specialty Products (Discontinued)	508	591	695
Neoresins	666	678	698
Stahl (Discontinued)	—	—	1,445
Other	215	232	225

	3,101	3,440	4,783

Of the current employees approximately 1,000 work in research and development and technical services, 1,200 are employed in manufacturing and 900 are employed in the marketing and selling of products and administration of the businesses. Approximately 1,300 of these employees are members of trade unions.

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
Year ended December 31, 2003

Most of the employees are on full-time permanent contracts. As most operations are relatively complex and require advanced skills and knowledge, the level of employee commitment is highly valued. Extensive training programs exist at all locations covering all levels of workforce, including senior management.

Historically, the business has enjoyed good labor relationships and is committed to maintaining these relationships. There has been no significant labor dispute in any of the business’s sites since the formation of Avecia. A constructive approach to union relationships is taken where there are unionized sites and the business has been able to secure the co-operation of both unions and the workforce with regard to significant changes and the process of continuous improvement.

Share ownership

None of the directors or executive officers of Avecia Group plc who served during the period own or have options to purchase securities from the registrant or its subsidiaries.

Item 7 Major shareholders and related party transactions

Major shareholders

Avecia Group plc is a wholly owned subsidiary of Avecia Finance plc, which is itself a wholly owned subsidiary of Avecia Holdings plc. Avecia Holdings plc is owned by Avecia (Jersey) Limited. Avecia (Jersey) Limited is controlled by the affiliates of Investcorp SA and Cinven Limited.

Investcorp	Cinven
Investcorp House	Pinners Hall
48 Grosvenor Street	105-108 Old Broad Street
London	London
W1Y 6DH	EC2N 1EH

The major shareholders do not have different voting rights. The voting rights of preference shareholders are described in Item 10.

Avecia does not know of any arrangements, the operation of which might result in a change in control of the company.

Related party transactions

In June 1999, Cinven and Investcorp S.A. jointly directed the formation of Avecia, and its acquisition of the Zeneca Specialties business. Cinven and Investcorp S.A. continue to provide consulting services to the Group, for which they may receive payments of up to £400,000 per annum. In January 2002 Avecia completed the sale of its Stahl business to Luxembourg 101 S.A. and its affiliates. The final cash payment was received in January 2003. The purchase of Stahl from Avecia was managed by Investcorp S.A. on behalf of Luxembourg 101 SA and its affiliates, which under the terms of the Bond Indenture means that Luxembourg 101 SA is considered a related party. The sale of the Stahl business was therefore conducted under the terms of the bond indenture relating to related party transactions.

Other than with respect to employment agreements and compensation arrangements, there have been no material transactions between the company and management during the period covered by this 2003 20-F (or in any previous year in the last three years), nor are there presently proposed to be any material transactions, to which the company or any of its subsidiaries was or is a party and in which any director or executive officer, or ten per cent shareholder, or any relative or spouse thereof had or is to have a direct or indirect material interest.

During such periods there has been no, and at present there is no, material outstanding indebtedness to the company owed or owing by an director or executive officer of the company or any associate thereof.

Registered number: 3768265	48

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

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

Export sales

Turnover by geographic destination is shown in note 3 ‘Segmental Information’ for the years ended December 31, 2003 and 2002. The percentage and amount of export sales in the total amount of sales volume for the year ended December 31, 2003 is summarized below:

Sales destination	Sales value £million	Percentage of total sales value
Continental Europe	£172.1 million	35.5%
The Americas	£183.2 million	37.8%
Asia, Africa and Australasia	£78.5 million	16.2%

Dividends

Avecia Group plc has no plans to pay dividends in the foreseeable future.

Significant changes

On January 31, 2004 Avecia completed the sale of the Additives business to The Lubrizol Corporation for a consideration of £71 million. The business’ principle manufacturing asset at Huddersfield, UK is included in the sale. Other manufacturing facilities at Grangemouth, Scotland will continue to be operated by Avecia under a long term supply agreement. Approximately 110 employees transferred to Lubrizol upon completion.

In March 2004 Avecia signed a definitive agreement to sell its Biocides business to Arch Chemicals Inc for approximately US$215 million. The disposal was completed on April 2, 2004. Dedicated manufacturing assets at Huddersfield, Grangemouth and Seals Sands in the UK, and Mount Pleasant in the USA, transferred to Arch as part of the sale. Arch also acquired as a technical service laboratory and commercial offices in various locations. Approximately 290 employees worldwide have been transferred to Arch.

Registered number: 3768265	49

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Item 9 The offer and listing

Price history

Avecia Group plc is a wholly owned subsidiary of Avecia Holdings plc and accordingly, shares in Avecia Group plc are not publicly traded. The table below sets out for the year ended December 31, 2003 and for the quarters and months indicated, the reported high and low market values for the 11% senior notes due 2009, based on financial information provided by Datastream:

Luxembourg Stock Exchange per 11% senior note due 2009

	High	Low
Annual high and low market prices
Year ending December 31, 2001	105.8	93.3
Year ending December 31, 2002	104.0	79.4
Year ending December 31, 2003	93.0	79.4

	High	Low
Quarterly high and low market prices
Quarter ending March 31, 2002	103.5	96.0
Quarter ending June 30, 2002	104.0	98.5
Quarter ending September 30, 2002	98.5	94.5
Quarter ending December 31, 2002	97.5	79.4
Quarter ending March 31, 2003	84.1	79.4
Quarter ending June 30, 2003	89.5	87.0
Quarter ending September 30, 2003	90.0	88.0
Quarter ending December 31, 2003	93.0	85.0
Quarter ending March 31, 2004	94.3	85.0

Monthly high and low market prices
October 2003	93.0	87.0
November 2003	93.0	85.0
December 2003	93.0	88.5
January 2004	94.3	92.0
February 2004	92.5	87.0
March 2004	89.0	85.0

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
Year ended December 31, 2003

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

Directors’ remuneration

The aggregate remuneration (if any) of the directors is determined by an ordinary resolution of the company. The aggregate remuneration is divided among the directors as they may agree. The directors, without the approval of any resolution of the company, may establish and contribute to an employee’s share scheme, option or incentive schemes and pension and life assurance funds.

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
Year ended December 31, 2003

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
Year ended December 31, 2003

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
Year ended December 31, 2003

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

Under Section 199 Finance Act 2003, the UK Treasury may make regulations to implement into UK law this directive. It is due to come into force on 1 January 2005.

Under the directive, prescribed UK paying agents will have to report details of the income and the payee to the Inland Revenue, who will then pass on the information to the corresponding tax authority in the payee’s country of residence. Similar information regarding UK resident payees will flow in the other direction. Austria, Belgium and Luxembourg are expected to impose, for a transitional period, a withholding tax as an alternative to exchanging information.

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
Year ended December 31, 2003

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

US holders of pay-in-kind preference shares

A new US – UK income tax treaty came into force during 2003. US holders are no longer entitled to receive from the Inland Revenue payments equal to the amount of tax credits, as reduced by withholding taxes. Under the terms of the new tax treaty, withholding taxes on dividends are reduced in certain circumstances. However under UK domestic tax law, no withholding taxes are deducted from dividends paid by UK companies.

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

Capital gains realized by UK holders who are individuals are currently taxed at the highest marginal tax rate applicable to the individual’s income (subject to exemptions and reliefs including the annual exemption which is currently £7,900). Chargeable gains of UK holders who are companies are taxed at 30% for the financial year 1999 (subject to lower rates for small companies).

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
Year ended December 31, 2003

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Subject to certain complex limitations, any UK withholding tax discussed above in “UK Tax Considerations” will be treated for US tax purposes as a foreign tax that may be claimed as a foreign tax credit against the US Holder’s US federal income tax liability. Dividends paid with respect to the pay-in-kind preference shares will be treated as “passive income” or, in the case of certain US Holders, as “financial services income”, for purposes of computing allowable foreign tax credits for US tax purposes. Foreign tax credits allowable with respect to each category of income cannot exceed US federal income tax otherwise payable with respect to such income. The consequences of the separate limitation calculation will depend on the nature and sources of each US Holder’s income and the deductions allowable thereto. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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
Year ended December 31, 2003

(ii)	the redemption is “substantially disproportionate” with respect to the redeeming US Holder as such term is defined in section 302(b)(2) of the Internal Revenue Code, or

(iii)
the redemption is “not essentially equivalent to a dividend” with respect to the redeeming US Holder under section 302(b)(1) of the Internal Revenue Code. Whether a redemption qualifies as “substantially disproportionate” or as ‘’not essentially equivalent to a dividend” as to a US Holder will depend upon all the relevant facts and circumstances at the time of the redemption.

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

US Information reporting and backup withholding

A US Holder of notes or pay-in-kind preference shares may be subject to US information reporting and possible backup withholding at a rate of 28% with respect to payments of principal and interest on the notes or dividends paid on the pay-in-kind preference shares or gross proceeds upon a sale or other disposition of any of such securities. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any US persons required to establish their exempt status generally must file IRS Form W-9 (‘Request for Taxpayer Identification Number and Certification’). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries.

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
Year ended December 31, 2003

Documents on display

Documents referred to in this document are retained at the company’s registered office at:

PO Box 42
Hexagon House
Blackley
Manchester M9 8ZS
United Kingdom
Telephone (+ 44) 161 740 1460

Subsidiary information

Details of the subsidiaries of Avecia Group plc are disclosed in ‘Item 4 — Information on the company’ under the title ‘Organizational structure’.

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

Interest rate risk

The group has an exposure to interest rate risk and, within this category of market risk is most vulnerable to changes in US dollar, sterling and euro interest rates. To manage interest rate risk, the group manages its proportion of fixed to variable rate borrowings within limits approved by the board, primarily through issuing long term fixed rate and deep discount bonds and variable rate term loans, and by utilizing interest rate swaps and interest rate caps. The group’s policy is to manage its exposure to interest rate fluctuations on its borrowings and deposits by using interest rate swaps and interest rate caps. The group’s policy is to keep at least 50 per cent of net external debt at fixed or capped rates of interest for the period of the borrowing. At the year end and after taking account of interest rate swaps, the proportion of the group’s borrowings at fixed rates was 72% (2002:64%). In addition, 23% (2002:19%) of the group’s borrowings were floating rate but were covered by interest rate caps.

See note 19 of the UK GAAP consolidated financial statements for additional information on interest rate risks.

Registered number: 3768265	60

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

On June 30, 1999 the company issued 11% senior notes with a gross value of $540 million which represents £306million at December 31, 2003 gross of fees. Net of fees the carrying value of the notes was £297 million at December 31, 2003. The company also issued variable rate senior debt of £470 million (out of a total facility of £485 million) with variable interest rates between LIBOR plus 2% and LIBOR plus 3% which on July 6, 1999 was redenominated into $229 million (with a variable interest rate initially set at 7.7% on $95 million and 8.2% on $134 million) and €497 million with a variable interest rate initially set at 4.6% on €436 million and 5.1% on €61 million. Effective on August 2, 1999 the interest rates of a portion of these variable rate loans ($58 million and €131 million) were swapped for fixed rates of 6.53% on the US Dollar loan and 3.83% on the Euro loan, and the interest rates of a further $58 million and €131 million were capped at rates of 6.5% and 4%, respectively and were effective on August 2, 1999 and June 30, 1999, respectively. On October 1, 1999 the final £15 million was issued and denominated into €24 million. Taking into account the interest rate swaps, approximately 5% (£22 million) of the total debt is now subject to variable interest rates when relevant interest rates are above the capped rates and 28% (£128 million) is subject to variable interest rates when relevant interest rates are below the capped rates.

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

For the year ended December 31, 2003, 73% of Avecia’s sales were made outside of the United Kingdom and over 55% of the fixed production and cost base was in the UK. Avecia’s results of operations and financial position are thus significantly impacted by the fluctuation of the pound sterling against the major currencies in which the group transacts, namely the US Dollar, the Euro and the Japanese Yen.

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

In respect of its debt at December 31, 2003, Avecia is exposed to the fluctuation of the US Dollar and the Euro with regard to the recorded balance sheet amount of such debt. The fixed rate notes of $540 million are denominated in US Dollars which translated at December 31, 2003 rate equate to £306 million gross value (£297 million net of unamortised fees); long term bank debt established in US Dollars and Euros as at December 31, 2003 comprising $127 million (£72 million gross value and £70 million net of fees valued at December 31, 2003 rate) of US Dollar debt and €135 million (£95 million gross value and £90 million net of fees valued at December 31, 2003 rate) of Euro denominated loans give an additional exposure to exchange rate movements. A 10% favorable change compared with the December 31, 2003 rates in both the US Dollar and Euro exchange rates simultaneously would result in an overall increase in the recorded amount of the debt of approximately £43 million.

Sensitivity analysis

For financial instruments held, the group has used a sensitivity analysis technique that measures the change in the fair value of the group’s financial instruments from hypothetical changes in market rates.

The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed, which therefore should not be considered a projection of likely future events and losses. The sensitivity analysis presented below does not take into account the possibility that rates of the currencies of different countries can move in opposite directions and that gains from one category may or may not be offset by losses from another category. Market values have been used to determine the fair value of forward foreign currency contracts and all listed debt issued. The fair values of all other items have been calculated by discounting expected future cash flows at prevailing interest rates. The estimated changes in fair values for interest rate movements are based on an instantaneous decrease of 1% (100 basis points) in the specific rate of interest applicable to each class of financial instruments from the levels effective at December 31, 2003, with all other variables remaining constant. The estimated changes in the fair value for foreign exchange rates are based on an instantaneous 10% weakening in sterling against all other currencies from the levels applicable at December 31, 2003, with all other variables remaining constant. Such analysis is for illustrative purposes only – in practice, market rates rarely change in isolation.

Registered number: 3768265	61

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

The impact on the income statement of fluctuating exchange rates on the interest expense is as follows: assuming December 31, 2003 foreign currency debt levels of £160 million and taking into account the changes in the levels of foreign currency interest rates and interest rate swaps and caps, a ten per cent unfavorable change in the US Dollar and Euro exchange rates would impact net interest expense by £7 million.

Assuming December 31, 2003 variable rate debt levels of £160 million and taking into account the interest rate swaps which were transacted on June 10, 1999, a one-point change in interest rates would impact net interest expense by £0.2 million when relevant interest rates are above the capped rates. When relevant interest rates are below the capped rates this impact would increase to £1.3 million.

This sensitivity analysis does not take into account the possibility that gains from one category may be offset by losses from another category.

Fixed rate debt outstanding at December 31, 2003 with a carrying value of £297 million and fair value of £266 million at December 31, 2003 exchange rates has been excluded from the above interest expense sensitivity analysis.

Assuming December 31, 2003 fixed rate debt levels, using December 31, 2003 exchange rates, a one per cent fall in interest rates would adversely impact the fair value of the fixed rate debt by £19 million.

The 16% preference shares of $70.9 million, which were issued on June 30, 1999 are classified within shareholders’ equity for UK GAAP purposes and have been excluded from the above sensitivity analysis.

Liquidity risk

Group policy is to match currency cash expenditure with currency cash income subject to the existence of a free market for that debt and differences in funding costs between markets. Net group borrowings comprise bank debt (£160 million; 2002: £236 million), which is due to be repaid by June 2008 and a High Yield Bond (£297 million; 2002 £326 million) due 2009. 6% (2002: 5%) of the group’s total borrowings at the year end will become due in the next 12 months, 87% (2002: 90%) in more than two years and 67% (2002: 65%) will become due in more than five years.

At 31 December 2003, the group also had undrawn committed borrowing facilities of £31 million (2002: £98.0 million).

Credit risk

Avecia contains credit risk by ongoing review procedures. Counterparties to the interest rate swaps and foreign exchange contracts are all commercial banks with a long term credit rating of A1- or better.

Exchange rates

Exchange rate movements during the year favourably impacted profit before exceptional items and tax by £3.2 million. The favourable impact of exchange rate movements on the translation of overseas operating profit was £0.6 million and on transactions in the year was £2.6 million, giving a total impact on operating profit of £3.2 million. Exchange rate movements also favorably affected the interest charge by £3.2 million.

Item 12 Description of securities other than equity securities

Not applicable to annual reports filed on Form 20-F.

Registered number: 3768265	62

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Part II

Item 13 Defaults, dividend arrearages and delinquencies

No matters to report.

Item 14 Material modifications to the rights of security holders and use of proceeds

No matters to report.

Item 15 Controls and Procedures

Disclosure Controls and Procedures. Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined in US Exchange Act Rules 15d-15(e)) as of the end of the period covered by this Form 20- F, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective.

Internal Control Over Financial Reporting. There were no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

Item 16 [Reserved]

Item 16A. Audit Committee Financial Expert

Avecia Holdings plc, the parent company of the group, has established an Audit Committee to act on behalf of that company and for its subsidiaries, including Avecia Group plc. The members of this Audit Committee are the non-executive directors of Avecia Holdings plc. Avecia Group plc does not itself have its own audit committee. The Board of Directors has therefore determined that Avecia Group plc does not have an “audit committee financial expert” as defined in Item 16-A of Form 20F serving on its audit committee. It is the Board’s opinion that the members of the audit committee of Avecia Holdings plc collectively have sufficient experience and expertise, to be able to provide appropriate independent review and oversight of Avecia Group plc’s financial reporting processes, internal controls and independent auditors.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to all employees. A copy of the code of ethics is filed as Exhibit 11 to this Form 20-F.

Registered number: 3768265	63

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Item 16C. Accountants’ Fees and Services

KPMG Audit Plc has served as Avecia’s independent public accountants for each of the fiscal years in the three year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F. The auditors are elected annually by the Annual General Meeting.

The following table presents the aggregate fees for professional services and other services rendered by KPMG to Avecia in 2003 and 2002.

	2003	2002

	£m	£m

Audit Fees (1)	0.4	0.4
Audit-related Fees (2)	—	—
Tax Fees (3)	0.3	0.1

Total	0.7	0.5

1.
Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Group audit; statutory audits; comfort letters and consents; attest services; and services associated with the filing of documents with the SEC.

2.
Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

3.
Tax Fees include fees billed for tax compliance services, advice on original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee has adopted the following pre-approval policies and procedures to govern the arrangements by which audit and non-audit services are approved:

(i)	The Audit Committee will approve, at its first meeting in each calendar year, those categories of service which are pre-approved for the following 12 month period.

(ii)	The pre-approved categories of service are defined as Audit Services, Audit Related Services, and Tax Services.

(iii)
Additions to the schedule of pre-approved categories of service may be approved at any time by the Chairman of the Audit Committee. Any such changes will be notified to the Audit Committee at its next quarterly meeting.

(iv)
Engagement of the external auditors to provide services not on the schedule of pre-approved categories of service, must be approved in advance of the engagement by the Chairman of the Audit Committee. Any such pre-approvals will be notified to the Audit Committee at its next quarterly meeting.

(v)	Not withstanding paragraphs i) to iv) above:

–	any audit or non-audit assignment in excess of £250,000 requires specific pre-approval by Chairman of the Audit Committee.
–	the Chairman of the Audit Committee will notify the Audit Committee at its next quarterly meeting of any approvals granted.
–	any individual audit or non audit assignment below the limit above is notified to the Group Controller.

Registered number: 3768265	64

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

During 2003 on the introduction of the above policy, the following transitional arrangements applied: non-audit services that were being provided pursuant to engagements that were already in effect on 6 May 2003, were not pre-approved by the Audit Committee subject to such engagements not extending beyond 6 May 2004. Any other engagements which were not covered by the schedule of pre-approved categories of service should nonetheless be notified to the Group Controller.

During 2003, 100% of Audit and non-Audit Fees were approved by the Audit Committee under the policy set out above.

Registered number: 3768265	65

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Part III

Item 17 Financial statements

Not applicable.

Item 18 Financial statements

Index to Consolidated and Combined financial statements

Report of independent auditors	68
Consolidated profit and loss accounts for the years ended December 31, 2003, 2002, and 2001.	69
Consolidated balance sheets at December 31, 2003 and 2002.	70
Consolidated cash flow statements for the years ended December 31, 2003, 2002, and 2001.	71
Consolidated statements of total recognized gains and losses for the years ended December 31, 2003, 2002 and 2001.	72
Reconciliation of consolidated movements in shareholders’ funds for the years ended December 31, 2003, 2002 and 2001.	72
Notes to the consolidated financial statements	73

Item 19 Exhibits

Exhibit number	Description

1.1	Avecia’s Memorandum of Association

1.2	Avecia’s Articles of Association

4.(a).1	Amended Bank Facilities Agreement

8	List of significant subsidiaries

11	Code of Ethics

12.1	Certification of Jeremy P. Scudamore, Chief Executive Officer of Avecia Group plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Derrick A. Nicholson, Chief Financial Officer of Avecia Group plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification pursuant to 18 U.S.C section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

Please refer to item 10 — Additional information for Avecia’s Memorandum and Articles of Association.

Registered number: 3768265	66

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Signatures

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Avecia Group plc

Registrant

signed \D A NICHOLSON\

D A Nicholson

Chief Financial Officer

Dated May 14, 2004

Registered number: 3768265	67

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Report of independent auditors

to the shareholders and board of directors of Avecia Group plc

We have audited the accompanying consolidated balance sheets of Avecia Group plc and subsidiaries as at December 31, 2003 and 2002 and the related consolidated profit and loss accounts, consolidated cash flow statements, consolidated statements of total recognized gains and losses and reconciliations of consolidated movements in shareholders’ funds for the years ended December 31, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Avecia Group plc’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avecia Group plc and subsidiaries as at December 31, 2003 and December 31, 2002 and the financial results for the years ended December 31, 2003, December 31, 2002 and December 31, 2001 in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

Manchester, England
May 14, 2004

Registered number: 3768265	68

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Consolidated profit and loss accounts

Avecia Group plc		For the year ended December 31, 2003	For the year ended December 31, 2003	For the year ended December 31, 2002	For the year ended December 31, 2002	For the year ended December 31, 2001	For the year ended December 31, 2001
				Restated	Restated	Restated	Restated

	Note	£million	£million	£million	£million	£million	£million
Turnover: group and share of joint ventures		497.6			589.2		815.1
Less: share of joint ventures’ turnover		(12.4)			(13.5)		(11.5)
Group turnover	3
Continuing operations		361.4		417.2		431.0
Discontinued operations		123.8		158.5		372.6

			485.2		575.7		803.6
Operating costs	4		(501.1)		(559.3)		(759.4)
Exceptional operating costs	4		(69.3)		(41.2)		—
Other operating income	4		4.1		7.6		4.2

Group operating (loss)/profit
Continuing operations	4	(102.5)		(28.5)		(4.0)
Discontinued operations	4	21.4		11.3		52.4

			(81.1)		(17.2)		48.4
Share of operating profit of Joint Ventures			1.7		2.2		1.4
Profit on disposal of business	5		15.4		9.4		4.0

(Loss)/Profit on ordinary activities before interest and taxation			(64.0)		(5.6)		53.8
Other interest receivable and similar income	9		34.3		34.5		2.6
Interest payable and similar charges	10		(61.5)		(65.4)		(88.9)
Other Finance (cost)/increase			(2.4)		—		—

Loss on ordinary activities before taxation			(93.6)		(36.5)		(32.5)
Taxation on loss on ordinary activities	11		(0.9)		(6.5)		(5.8)

Loss on ordinary activities after taxation	3-10		(94.5)		(43.0)		(38.3)
Appropriation			(6.4)		(6.0)		(5.4)

Retained loss for the financial period			(100.9)		(49.0)		(43.7)

Prior years have been restated to reflect the adoption of FRS17.

The accompanying notes are an integral part of these financial statements.

Registered number: 3768265	69

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Consolidated balance sheet

		Avecia Group plc Consolidated
		Balance Sheet as at
		December 31, 2003	December 31, 2002
			Restated

	Note	£ million	£ million
Fixed assets
Intangible assets	12
Goodwill		277.7	318.3
Other intangible assets		10.1	11.7

		287.8	330.0
Tangible assets	13	263.2	336.1
Investments
Investments in joint ventures	14
Share of gross assets and goodwill		20.4	23.3
Share of gross liabilities		(1.6)	(1.5)

		18.8	21.8

		569.8	687.9
Current assets
Stocks	15	74.9	83.8
Debtors	16	92.8	132.5
Cash at bank and in hand		8.0	16.2

		175.7	232.5
Creditors: amounts falling due within one year	17	(165.5)	(126.0)

Net current assets		10.2	106.5

Total assets less current liabilities		580.0	794.4
Creditors: amounts falling due after more than one year	18	(440.6)	(543.7)
Provisions for liabilities and charges	20	(7.5)	(18.3)
Net assets excluding pension liability		131.9	232.4
Pension Liability	27	(113.2)	(93.9)

Net assets including pension liability		18.7	138.5

Capital and reserves
Called up share capital	22	330.6	330.5
Share premium account	23	13.4	15.2
Profit and loss account	23	(328.3)	(210.0)
Shares to be issued	23	3.0	2.8

Shareholders’ funds		18.7	138.5

of which: equity shareholders’ funds		(19.0)	103.5
non-equity shareholders’ funds		37.7	35.0

		18.7	138.5
Minority interests	24	—	—

Shareholders’ funds and minority interests		18.7	138.5

Prior year has been restated to reflect the adoption of FRS17.

The accompanying notes are an integral part of these financial statements

Registered number: 3768265	70

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Consolidated cash flow statements

		Avecia Group plc Consolidated
		For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
		2003	2002	2001
			Restated	Restated

	Note	£ million	£ million	£ million
Cash inflow from operating activities	28	47.3	107.8	120.5
Dividends from joint ventures	29	3.0	5.5	2.9
Returns on investments and servicing of finance	29	(47.0)	(56.9)	(73.3)
Taxation		(0.1)	(4.1)	(7.7)
Capital expenditure and financial investment	29	(49.6)	(43.1)	(62.1)
Acquisitions and disposals	29	76.6	196.2	31.1

Cash inflow before financing		30.2	205.4	11.4
Financing	29	(40.6)	(201.2)	(20.3)

(Decrease)/Increase in cash in the period		(10.4)	4.2	(8.9)

Reconciliation of net cashflow to movement in net debt

		Avecia Group plc Consolidated
		For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
		2003	2002	2001

	Note	£ million	£ million	£ million
(Decrease)/increase in cash in the period		(10.4)	4.2	(8.9)
Cash inflow from increase in debt and lease financing		(64.0)	(39.0)	(63.0)
Cash outflow from decrease in debt and lease financing		104.7	240.3	82.6

Change in net debt resulting from cash flows		30.3	205.5	10.7
Cash/(loans and finance leases) acquired with subsidiary		—	—	0.5
Translation differences		26.8	41.2	(10.1)
Non-cash items		(4.2)	(5.1)	0.9

Movement in net debt in the period		52.9	241.6	2.0
Net debt at the start of the period		(551.3)	(792.9)	(794.9)

Net debt at the end of the period	30	(498.4)	(551.3)	(792.9)

The accompanying notes are an integral part of these financial statements.

Registered number: 3768265	71

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Consolidated statements of total recognized gains and losses

	Avecia Group plc Consolidated
	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2003	2002	2001
		Restated	Restated

	£ million	£ million	£ million
Loss for the financial period
Group	(96.2)	(45.2)	(39.8)
Share of joint ventures	1.7	2.2	1.5

	(94.5)	(43.0)	(38.3)
Net exchange differences on the retranslation of net investments and related borrowings	1.6	(9.0)	(3.4)
Actuarial gain/(loss) relating to pensions liability	(29.2)	—	—

Total recognized losses relating to the financial period	(122.1)	(52.0)	(41.7)

Prior Year Adjustment (FRS 17)	(81.3)

Total recognized losses since last annual report	(203.4)

Reconciliation of consolidated movements in shareholders’ funds

		Avecia Group plc Consolidated
		For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
		2003	2002	2001
			Restated	Restated

	Note	£ million	£ million	£ million
Loss for the financial period		(94.5)	(43.0)	(38.3)
Appropriation of profit relating to non equity shares		(6.4)	(6.0)	(5.4)

		(100.9)	(49.0)	(43.7)
Other recognized gains and losses relating to the period (net)	23	(25.3)	(52.7)	(32.5)
New share capital subscribed	22	0.2	0.2	0.1
Premium on share issues (net of issue costs)	23	5.6	5.3	4.6
Shares to be issued	23	0.3	0.2	0.4
Amortization of share issue costs	23	0.3	0.4	0.4

Net addition to shareholders’ funds		(119.8)	(95.6)	(70.7)
Opening shareholders’ funds as previously stated		219.8	272.4	313.7
Prior year adjustment		(81.3)	(38.3)	(8.9)

Opening shareholders funds restated		138.5	234.1	304.8

Closing shareholders’ funds		18.7	138.5	234.1

The accompanying notes are an integral part of these financial statements.

Registered number: 3768265	72

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

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

Consolidated financial statements

The consolidated financial statements include the financial position of the company and its subsidiary undertakings for the years ended December 31, 2003 and December 31, 2002 and the financial results of the company and its subsidiary undertakings for the years ended December 31, 2003, December 31, 2002 and December 31, 2001. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. All significant intercompany accounts and transactions have been eliminated.

A joint venture is an undertaking in which the group has a long-term interest and over which it exercises joint control. The group’s share of the profits less losses of joint ventures is included in the consolidated profit and loss account, and its interest in their net assets is included in investments in the consolidated balance sheet.

Going Concern

The financial statements have been prepared on the assumption that the Group remains a going concern. The following paragraphs summarise the issues and basis on which the directors have reached their conclusion.

At 31 December 2003 the Group has had debt under its Banking Facilities secured by a fixed and floating charge over its properties, assets and undertakings. Under the terms of these facilities, the Group must comply with certain covenants including certain financial ratio limits.

Following the successful disposal of its Additives and Biocides businesses after 31 December 2003, the Group used the proceeds of these disposals to repay all term debt outstanding under the banking facilities, leaving only outstanding the current drawn down amounts under the Revolving Credit Facility.

This financing structure was considered no longer appropriate for the needs of the Group in the medium term and the Group has secured amended committed bank financing to replace the existing revolving credit drawn down. The amended financing is for term debt of £100 million, repayable at 31 December 2005, together with a Revolving Credit Facility of £50 million.

As part of the Group’s ongoing strategy the Group will continue to effect further divestments at such times as the directors believe will generate appropriate value. The directors’ view is that the amended bank financing will either be repaid by further disposals or will be renegotiated by 31 December 2005.

The directors have reviewed the Group’s budget for the current year and outline projections for the subsequent year, including cash flows and forecasts of headroom available against debt covenants under the amended facility debt arrangements. Following this review, the directors have formed a judgement that, at the time of approval of the financial statements, the Group has sufficient resources to continue operating for the foreseeable future. For these reasons the directors continue to prepare the financial statements on a going concern basis.

Registered number: 3768265	73

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

New accounting standards

UK GAAP

Amendment to FRS5 “Reporting the substance of transactions”: Revenue Recognition was issued in November 2003. This replaces the Exposure Draft issued in February 2003. This Application Note does not represent a change to existing Accounting Practice but provides additional guidance in specific areas. Adoption has not had a material impact on Avecia’s financial statements.

Financial Reporting Standard 17 (FRS 17) — “Retirement Benefits” sets out the requirements for accounting for retirement benefits, including the fair value of assets and liabilities arising from employer’s obligations, the treatment of related costs, and the level of disclosure. Avecia has fully adopted FRS 17 for the year ended December 31, 2003. The comparative figures have been restated accordingly. The adoption of FRS17 has reduced profit in 2003 by £1.9 million (2002: £0.4 million 2001:£nil) on recognition of service costs and other finance costs and income, and has reduced the Profit and Loss reserve by £113.2 million (2002: £93.9 million) on recognition of the pension liability.

US GAAP

SFAS No. 143 “Accounting for Asset Retirement Obligation” was issued during 2001 and is effective for accounting periods beginning on or after June 15, 2002. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets. The adoption of SFAS143 has not had a material impact on the financial statements.

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

SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” was issued in April 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. Other than the specified exceptions, this Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the financial statements.

SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” was issued in May 2003. This Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances):

A financial instrument issued in the form of shares that is mandatorily redeemable – that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur

A financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer’s equity shares that is to be physically settled or net cash settled)

A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:

(i)	A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares;
(ii)
Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares;

(iii)	Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled.

Registered number: 3768265	74

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

SFAS No.132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106” was issued in December 2003.This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by existing Standards.

FIN No. 46R “Consolidation of variable interest entities” is effective immediately for all entities/structures created after 31 March 2003. For structures created prior to this date it becomes effective at the end of the first fiscal year beginning after 15 June 2003 (for non-public companies). Variable Interest Entities include entities that have one or more of the following characteristics: (1) the equity investment at risk is not sufficient to permit the entity the finance its activities without additional subordinated financial support; (2) the equity investors lack essential characteristics of a controlling financial interest (as defined by FIN46R) and (3) the equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. Avecia does not currently have any such entities and adoption of FIN46R is not expected to have a material impact on the financial statements.

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

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

Government grants

Government grants made as a contribution towards revenue expenditure, or for an objective with an associated revenue cost (such as job creation) are included on the balance sheet as deferred income and released to the profit and loss account in line with the costs being incurred.

Capital based government grants are included within accruals and deferred income in the balance sheet and credited to operating profit over the estimated useful economic lives of the assets to which they relate.

Where grants comprise both capital and revenue elements, these elements are split out on a reasonable basis and each element is treated as described above.

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

Post-retirement benefits

Avecia operates both Defined Benefit and Defined Contribution schemes. The assets of the pension schemes are held separately from those of the Group. In the case of defined benefit schemes, assets are measured using market values. Liabilities are measured using a projected unit method and discounted at the current rate of return of a high quality corporate bond of equivalent term and currency. Costs and liabilities are assessed in accordance with the advice of independent qualified actuaries. The pension scheme surplus (to the extent that it is recoverable) or deficit is recognised in full. The movement in the scheme surplus/deficit is split between operating charges, finance items and, in the statement of total recognised gains and losses, actuarial gains and losses. In the case of Defined Contribution schemes, the amount charged to the profit and loss account represents the contributions payable to the scheme in the period.

Registered number: 3768265	76

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

Research and development and advertising expenditure

Research and development and advertising expenditure is charged to the profit and loss account in the period in which it is incurred.

Stocks valuation

Stocks are stated at the lower of cost and net realisable value. The first in, first out or an average method of valuation is used. In determining cost, depreciation is included but selling expenses and certain overhead expenses (principally central administration costs) are excluded. Net realisable value is determined as selling price less costs of disposal.

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

Financial instruments

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

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

The following is a brief description of each business segment:

Fine Chemicals – produces chemical intermediates for pharmaceutical and agrochemical products and for biotechnology applications;

Electronic Materials – supplier of color and black ink for ink jet printers, consumables for color photocopiers and laser printers; and organic light emitting polymers for flat panel displays;

Specialty Products – manufacture of chlorine-free and bromine-free sanitizers for pools and spas; and of preservatives, fungicides and disinfectants for industrial and consumer products, copper extraction products, pigments and additives for coatings and plastics products. The Metal Extraction Products business contained within this segment was sold during 2003 (see note 5, Disposals) and the Additives and Biocides businesses have been sold subsequent to the year end (see note 31, Post Balance Sheet Events). This entire segment is therefore classified as discontinued;

NeoResins – a supplier of water-borne resins used as binders and additives in the paint, coating, adhesives and printing ink industries;

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)

The tables below set out information for each of the industry segments and geographic areas of operation.

Avecia Group plc consolidated

	For the year ended December 31, 2003

	Fine Chemicals	Electronic Materials	Specialty Products (Discontinued)	NeoResins	Stahl (Discontinued)	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Turnover
Total sales	112.7	75.4	124.3	175.9	—	9.9	498.2
Inter-segmental sales	—	—	(0.5)	(0.1)	—	—	(0.6)
Joint venture sales	—	(12.4)	—	—	—	—	(12.4)

Sales to third parties	112.7	63.0	123.8	175.8	—	9.9	485.2

Segment operating profit before:	(87.8)	3.8	21.4	27.4	—	0.4	(34.8)
Share of operating profit in joint ventures	—	1.7	—	—	—	—	1.7
Profit on disposal of business						15.4	15.4

Segment profit before interest, taxation and minority interests	(87.8)	5.5	21.4	27.4	—	15.8	(17.7)

Unallocated costs							(46.3)

Group profit before interest, taxation and minority interests							(64.0)

Net assets as at December 31, 2003	139.8	60.6	51.3	70.9	—	9.7	332.3

Unallocated net liabilities							(323.1)
Share of joint ventures’ net assets	—	9.5	—	—	—	—	9.5

Total net assets as at December 31, 2003							18.7

Unallocated costs relate to amortization, depreciation and UK and US head office costs.

Unallocated net liabilities relate to goodwill less corporate liabilities and external loans.

Registered number: 3768265	79

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)

Avecia Group plc consolidated

	For the year ended December 31, 2002 Restated

	Fine Chemicals	Electronic Materials	Specialty Products (Discontinued)	NeoResins	Stahl (Discontinued)	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Turnover
Total sales	175.8	77.3	158.9	167.2	—	10.5	589.7
Inter-segmental sales	—	—	(0.4)	(0.1)	—	—	(0.5)
Joint venture sales	—	(13.5)	—	—	—	—	(13.5)

Sales to third parties	175.8	63.8	158.5	167.1	—	10.5	575.7

Segment operating profit before:	(4.7)	2.1	28.2	29.9	—	1.1	56.6
Share of operating profit in joint ventures	—	2.2	—	—	—	—	2.2
Profit on disposal of business	—	—	—	—	—	9.4	9.4

Segment profit before interest, taxation and minority interests	(4.7)	4.3	28.2	29.9	—	10.5	68.2

Unallocated costs							(73.8)

Group (loss)/profit before interest, taxation and minority interests							(5.6)

Net assets as at December 31, 2002	210.8	61.6	73.5	71.7	—	10.6	428.2

Unallocated net liabilities							(299.8)
Share of joint ventures’ net assets	—	10.1	—	—	—	—	10.1

Total net assets as at December 31, 2002							138.5

Unallocated costs relate to amortization, depreciation and UK and US head office costs.

Unallocated net liabilities relate to goodwill plus corporate assets and external loans.

2002 results have been restated to reflect the adoption of FRS17.

Registered number: 3768265	80

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)

Avecia Group plc consolidated

	For the year ended December 31, 2001 (Restated)
	Fine Chemicals	Electronic Materials	Specialty Products (Discontinued)	NeoResins	Stahl (Discontinued)	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Turnover
Total sales	193.6	79.6	160.1	162.1	215.4	11.9	822.7
Inter-segmental sales	(0.6)	(0.6)	(1.0)	(3.5)	(1.9)	—	(7.6)
Joint venture sales	—	(11.5)	—	—	—	—	(11.5)

Sales to third parties	193.0	67.5	159.1	158.6	213.5	11.9	803.6

Segment operating profit before:	13.2	6.7	23.6	26.5	28.8	0.7	99.5
Share of operating profit in joint ventures	—	1.4	—	—	—	—	1.4
Profit on disposal of business	—	—	—	—	4.0	—	4.0

Segment profit before interest, taxation and minority interests	13.2	8.1	23.6	26.5	32.8	0.7	104.9

Unallocated costs							(51.1)

Group profit before interest, taxation and minority interests							53.8

Net assets as at December 31, 2001	203.9	65.9	89.3	72.3	95.7	14.6	541.7

Unallocated net liabilities							(320.4)
Share of joint ventures’ net assets	—	12.8	—	—	—	—	12.8

Total net assets as at December 31, 2001							234.1

Unallocated costs relate to amortization, depreciation and UK and US head office costs.

Unallocated net liabilities relate to goodwill less corporate liabilities and external loans.

2001 results have been restated to reflect the adoption of FRS17.

Registered number: 3768265	81

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)

Avecia Group plc consolidated

	For the year ended December 31, 2003
	UK	Continental Europe	The Americas	Asia, Africa and Australasia	Total

	£ million	£ million	£ million	£ million	£ million
Turnover
Sales by destination
Total sales	51.9	175.6	192.2	78.5	498.2
Inter-segmental sales	(0.1)	(0.4)	(0.1)	—	(0.6)
Sales to joint ventures	(0.4)	(3.1)	(8.9)	—	(12.4)

Sales to third parties	51.4	172.1	183.2	78.5	485.2

Sales by origin
Total sales	135.5	131.2	186.0	45.5	498.2
Inter-segmental sales	(0.4)	(0.1)	(0.1)	—	(0.6)
Joint venture sales	(4.6)	—	(7.8)	—	(12.4)

Sales to third parties	130.5	131.1	178.1	45.5	485.2

Segment operating profit before:	(48.2)	(11.7)	(23.1)	1.9	(81.1)
Share of operating profit in joint ventures	1.0	—	0.7	—	1.7
Profit on Disposal of Business	6.1	0.6	8.9	(0.2)	15.4

Segment/group profit before interest, taxation and minority interests	(41.1)	(11.1)	(13.5)	1.7	(64.0)

Net assets as at December 31, 2003	(85.8)	124.5	(35.1)	5.6	9.2

Joint ventures	5.8	—	3.7	—	9.5

Total net assets as at December 31, 2003					18.7

Registered number: 3768265	82

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)

Avecia Group plc consolidated

	For the year ended December 31, 2002 (Restated)
	UK	Continental Europe	The Americas	Asia, Africa and Australasia	Total

	£ million	£ million	£ million	£ million	£ million
Turnover
Sales by destination
Total sales	91.6	163.3	254.5	80.3	589.7
Inter-segmental sales	(0.2)	(0.3)	—	—	(0.5)
Sales to joint ventures	—	(3.2)	(10.3)	—	(13.5)

Sales to third parties	91.4	159.8	244.2	80.3	575.7

Sales by origin
Total sales	168.7	123.0	251.1	46.9	589.7
Inter-segmental sales	(0.3)	(0.1)	(0.1)	—	(0.5)
Joint venture sales	(4.4)	—	(9.1)	—	(13.5)

Sales to third parties	164.0	122.9	241.9	46.9	575.7

Segment operating profit before:	(10.5)	(14.3)	5.7	1.9	(17.2)
Share of operating profit in joint ventures	0.9	—	1.3	—	2.2
Profit on Disposal of Business	(15.9)	34.0	(10.6)	1.9	9.4

Segment/group profit before interest, taxation and minority interests	(25.5)	19.7	(3.6)	3.8	(5.6)

Net assets as at December 31, 2002	(82.6)	221.0	(11.6)	1.6	128.4

Joint ventures	6.0	—	4.1	—	10.1

Total net assets as at December 31, 2002					138.5

2002 results have been restated to reflect the adoption of FRS17.

Registered number: 3768265	83

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)

Avecia Group plc consolidated

	For the year ended December 31, 2001 (Restated)
	UK	Continental Europe	The Americas	Asia, Africa and Australasia	Total

	£ million	£ million	£ million	£ million	£ million
Turnover
Sales by destination
Total sales	122.4	239.3	328.0	133.0	822.7
Inter-segmental sales	(1.2)	(5.1)	(1.2)	(0.1)	(7.6)
Sales to joint ventures	—	(2.9)	(8.6)	—	(11.5)

Sales to third parties	121.2	231.3	318.2	132.9	803.6

Sales by origin
Total sales	205.6	216.1	303.6	97.4	822.7
Inter-segmental sales	(1.5)	(4.8)	(1.2)	(0.1)	(7.6)
Joint venture sales	(3.2)	—	(8.3)	—	(11.5)

Sales to third parties	200.9	211.3	294.1	97.3	803.6

Segment operating profit before:	6.9	23.4	5.1	13.0	48.4
Share of operating profit in joint ventures	0.4	—	1.0	—	1.4
Profit on disposal of business	(3.6)	9.3	(1.0)	(0.7)	4.0

Segment/group profit before interest, taxation and minority interests	3.7	32.7	5.1	12.3	53.8

Net assets as at December 31, 2001	103.3	109.3	(10.3)	19.0	221.3

Joint ventures	6.9	—	5.9	—	12.8

Total net assets as at December 31, 2001					234.1

2001 results have been restated to reflect the adoption of FRS17.

Registered number: 3768265	84

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)

	Avecia Group plc Consolidated
Total assets	As at December 31, 2003	As at December 31, 2002 Restated

	£million	£million

Fine Chemicals	175.1	248.7
Electronic Materials	80.9	83.2
Specialty Products (Discontinued)	61.8	93.8
NeoResins	97.3	91.5
Stahl (Discontinued)	—	—
Other	330.4	403.2

	745.5	920.4

Other includes all goodwill.

	Avecia Group plc Consolidated
Capital expenditure on tangible and intangible fixed assets	For the year ended December 31, 2003	For the year ended December 31, 2002	For the year ended December 31, 2001

	£ million	£ million	£ million

Fine Chemicals	38.8	34.9	34.1
Electronic Materials	3.3	4.7	3.9
Specialty Products (Discontinued)	1.8	2.5	3.7
NeoResins	5.8	3.3	9.9
Stahl (Discontinued)	—	—	7.7
Other	0.3	0.6	1.9

Total	50.0	46.0	61.2

Registered number: 3768265	85

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)

	Avecia Group plc Consolidated
Depreciation and amortization	For the year ended December 31, 2003	For the year ended December 31, 2002	For the year ended December 31, 2001

	£ million	£ million	£ million

Fine Chemicals	73.2	30.0	17.9
Electronic Materials	6.7	6.5	5.4
Specialty Products (discontinued)	4.7	5.4	6.5
NeoResins	6.3	6.1	6.6
Stahl (discontinued)	—	—	7.6
Other	45.3	54.8	45.1

Total	136.2	102.8	89.1

Included in the year ended 31 December, 2003 is £55.2 million of fixed asset impairment charge in Fine Chemicals (2002: £8.6 million; 2001:£3.3 million). Other includes amortization of all goodwill.

Registered number: 3768265	86

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)

Geographic areas

	Avecia Group plc Consolidated
Net assets	As at December 31, 2003	As at December 31, 2002 Restated

	£ million	£ million

United Kingdom	(80.0)	(76.6)
Continental Europe	124.5	221.0
The Americas	(31.4)	(7.5)
Asia, Africa and Australasia	5.6	1.6

	18.7	138.5

	Avecia Group plc Consolidated
Tangible fixed assets	As at December 31, 2003	As at December 31, 2002

	£ million	£ million

United Kingdom	171.1	208.8
Continental Europe	39.2	35.9
The Americas	52.6	91.0
Asia, Africa and Australasia	0.3	0.4

	263.2	336.1

	Avecia Group plc Consolidated
Average number of employees	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2003	2002	2001

United Kingdom	1,766	1,934	1,969
Continental Europe	604	605	1,236
The Americas	673	843	1,283
Asia, Africa and Australasia	58	58	295

	3,101	3,440	4,783

Registered number: 3768265	87

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

4	Group operating profit

	Avecia Group plc Consolidated
	For the year ended December 31, 2003			For the year ended December 31, 2002 Restated

	Continuing operations	Discontinued operations	2003 Total	Continuing operations	Discontinued operations	2002 Total

	£ million	£ million	£ million	£ million	£ million	£ million
Operating costs
Cost of sales	(288.9)	(58.6)	(347.5)	(282.9)	(78.8)	(361.7)
Distribution costs	(16.1)	(6.7)	(22.8)	(17.8)	(9.1)	(26.9)
Research and development	(49.9)	(7.8)	(57.7)	(50.1)	(8.7)	(58.8)
Selling, general and administrative expenses	(44.0)	(29.1)	(73.1)	(76.8)	(35.1)	(111.9)

	(398.9)	(102.2)	(501.1)	(427.6)	(131.7)	(559.3)

Exceptional operating costs
Restructuring and site closure	—	—	—	(11.1)	—	(11.1)
Impairment of Goodwill, Intangible and Tangible Assets	(69.3)	—	(69.3)	(13.4)	(16.7)	(30.1)

	(69.3)	—	(69.3)	(24.5)	(16.7)	(41.2)

Other operating income
Royalty income	0.2	—	0.2	0.8	—	0.8
Other income	3.7	0.2	3.9	5.3	1.5	6.8

	3.9	0.2	4.1	6.1	1.5	7.6

Total charge for depreciation and amortization included above	(130.6)	(4.7)	(135.3)	(96.4)	(5.4)	(101.8)

	Avecia Group plc Consolidated
	For the year ended December 31, 2001 Restated

	Continuing Operations	Discontinued operations	Total

	£ million	£ million	£ million
Operating costs
Cost of sales	(411.1)	(87.0)	(498.1)
Distribution costs	(38.3)	(7.7)	(46.0)
Research and development	(50.7)	(9.8)	(60.5)
Selling, general and administrative expenses	(123.2)	(31.6)	(154.8)

	(623.3)	(136.1)	(759.4)

Other operating income
Royalty income	0.1	0.1	0.1
Other income	3.5	0.6	4.1

	3.6	0.7	4.2

Total charge for depreciation and amortization included above	(74.0)	(13.5)	(87.5)

Registered number: 3768265	88

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

5	Profit on disposal of business

In July 2003 the Group completed the sale of the Metal Extraction Products and Intermediates and Stabilizers businesses to Cytec Industries Inc.

The principal effects on the reported results are as follows:

2003

£ million
Cash flow

Working capital settlement	0.1
Cash disposed	(0.1)
Sale of business	58.4

Profit on disposal
Goodwill written off on disposal	0.1
Net assets disposed	38.5
Disposal costs	5.2
Profit on disposal	14.9

58.7

Consideration
Cash	58.6
Deferred	0.1

58.7

Additionally, during the year the group reported £0.2 million profit and received £20.0 million deferred consideration relating to the sale of Stahl which took place in 2002, and £0.3 million of provisions relating to the disposal of the Novacote business in 2001 were written back to profit.

Registered number: 3768265	89

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

6	(Loss)/profit on ordinary activities before taxation

		Avecia Group plc Consolidated
		For the year ended December 31, 2003	For the year ended December 31, 2002	For the year ended December 31, 2001

		£ million	£ million	£ million
	(Loss)/profit on ordinary activities before taxation is stated after charging

	Auditors’ remuneration:
Group	– audit	0.4	0.4	0.4
	– fees paid to the auditors and their associates in respect of other services	0.3	0.1	0.1
	Depreciation and other amounts written off tangible fixed assets:
	Owned	33.1	39.1	41.0
	Leased	1.1	0.3	0.8
	Impairment of tangible and intangible fixed assets	55.9	8.6	3.3
	Impairment of goodwill	13.4	21.5	—
	Amortization of goodwill	29.6	30.7	41.8
	Amortization of goodwill for joint ventures	0.9	1.0	1.1
	Amortization of intellectual property rights	2.1	1.6	1.1
	Exchange losses	5.1	1.4	—
	Other operating leases	0.2	0.4	0.3
	Research and development expenditure	57.7	58.8	60.5

	after crediting

	Exchange gains	34.8	33.1	0.1

Registered number: 3768265	90

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

7	Remuneration of directors

Avecia Group plc
	For the year Ended December 31, 2003	For the year ended December 31, 2002	For the Year Ended December 31, 2001

	£’000	£’000	£’000

Directors’ emoluments	820	801	844

Included in the above amounts paid to third parties in respect of directors’ services	—	—	—

The aggregate of emoluments of the highest paid director were £366,253 for the year ended December 31, 2003, (2002: £342,938) and company pension contributions of £ 11,880 (2002: £11,644) were made to a money purchase scheme on his behalf.

	Number of directors
	2003	2002	2001

Retirement benefits are accruing to the following number of directors under:
Money purchase schemes	2	2	2
Defined benefit schemes	1	1	1

Registered number: 3768265	91

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

8	Staff numbers and costs

The average number of persons employed (including directors) during the period, analyzed by business segment, was as follows:

	Number of employees

	Avecia Group plc Consolidated
	For the year ended	For the year ended	For the year ended
	December 31 2003	December 31 2002	December 31 2001

Fine Chemicals	1,225	1,381	1,267
Electronic Materials	487	558	453
Specialty Products	508	591	695
NeoResins	666	678	698
Stahl	—	—	1,445
Other	215	232	225

	3,101	3,440	4,783

The aggregate payroll costs were as follows:

	Avecia Group plc Consolidated
	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2003	2002	2001
		Restated	Restated

	£ million	£ million	£ million

Wages and salaries	105.6	114.0	141.1
Social security costs	11.6	11.6	16.6
Other pension costs	14.9	12.5	18.0

	132.1	138.1	175.7

Other employment costs:
Severance costs	10.8	2.5	4.4
Post retirement costs	0.5	0.5	1.3
Other	—	0.5	2.0

	11.3	3.5	7.7

	143.4	141.6	183.4

Registered number: 3768265	92

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

9	Other interest receivable and similar income

	Avecia Group plc Consolidated
	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2003	2002	2001

	£ million	£ million	£ million

Net exchange gains	33.3	32.6	—
On bank deposits	1.0	1.9	2.0
Other	—	—	0.5
Share of net interest receivable from joint ventures	—	—	0.1

	34.3	34.5	2.6

10 Interest payable and similar charges
	Avecia Group plc Consolidated
	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2003	2002	2001

	£ million	£ million	£ million

Net exchange losses	5.2	1.5	5.1
On bank loans and overdrafts	11.6	15.1	34.5
On all other loans	39.5	41.9	42.2
Amortization of finance fees	4.8	6.4	6.6
Finance charges payable in respect of finance leases and hire purchase contracts	0.4	0.4	0.5
Losses on early repayments of debt	—	0.1	—

	61.5	65.4	88.9

Registered number: 3768265	93

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

11	Taxation

The provision for tax is as follows:

	Avecia Group plc Consolidated
	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2003	2002	2001

	£ million	£ million	£ million

UK taxation charge at United Kingdom corporation tax rate of 30% for year ended December 31, 2003 (30% for year ended December 31, 2002; 30% for year ended December 31, 2001)
	—	—	—
Deferred taxation	0.2	4.4	(0.6)
Overseas taxation	0.7	2.1	6.4

	0.9	6.5	5.8

The total tax expense differs from the amount computed by applying the UK rate of 30% to income before tax as a result of the following:

	Avecia Group plc Consolidated
	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2003	2002	2001

	£ million	£ million	£ million

Profit on ordinary activities before taxation	(93.6)	(36.5)	(32.5)

Taxation (credit) / charge at United Kingdom corporation tax rate of 30% for year ended December 31, 2003 (30% for year ended December 31, 2002; 30% for year ended December 31, 2001)
	(28.1)	(10.9)	(9.8)
Overseas tax rates	0.7	2.1	5.8
Other	28.3	15.3	9.8

Taxes on income from ordinary activities	0.9	6.5	5.8

At December 31, 2003 there were £159.8 million of UK tax losses to be carried forward with no expiration date (2002: £262.0 million). In addition, at that date, the group had US$ 41.2 million of US federal tax net operating losses which expire in years 2019 to 2022 (2002: $59.9 million).

No deferred tax asset was recognized in respect of these losses which results in the high effective tax rate for the group. All deferred tax is non-current.

Registered number: 3768265	94

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

11	Taxation (continued)

Factors affecting tax charge for period

The tax assessed for the period is higher than the standard rate of corporation tax in the UK (30 per cent). The differences are explained below:

	For the year ended December 31, 2003	For the year ended December 31, 2002	For the year ended December 31, 2001

	£m	£m	£m

Loss on ordinary activities before tax	(93.6)	(36.5)	(32.5)

Loss on ordinary activities multiplied by standard rate of corporation tax in the UK of 30%	(28.1)	(10.8)	(9.8)
Effects of:
Expenses not deductible for tax :
Goodwill amortisation	6.4	12.6	9.1
Depreciation for the period in excess of capital allowances	14.7	(8.2)	(3.2)
Deferral of interest deduction	—	—	4.4
Disposal of UK assets	—	7.9	10.1
Non taxable income	(3.9)	(0.3)	0.2
Gain on disposal of subsidiary not taxable	—	(2.8)	(7.1)
Adjustment of depreciation and goodwill on business disposals	0.8	—	—
Generation of additional tax losses in the year	21.6	2.6	2.5
Higher rates on overseas earnings	—	0.4	0.2
Pension fund payment	—	(2.3)	—
Tax losses utilised	(10.7)	—	—
State taxes	0.2	0.9	—
Profit in inventory	(0.3)	2.1	—

Total Current taxes	0.7	2.1	6.4
Deferred tax charge for the period	0.2	4.4	(0.7)

Deferred Taxes
US deferred tax asset write back	—	2.8	(2.8)
Netherlands Acceleration of tax redemption for pension payment	—	2.3	—
Other timing differences	0.2	(0.7)	2.1

Total deferred Taxes	0.2	4.4	(0.7)

Taxes on income from Ordinary Activities	0.9	6.5	5.8

All current and deferred income tax expense for the year is attributable to foreign operations.

Analysis of loss on ordinary activities before taxation:

	For the year ended December 31, 2003	For the year ended December 31, 2002	For the year ended December 31, 2001

	£ million	£ million	£ million

UK activities	(63.6)	(46.9)	(57.8)
Non UK activities	(30.1)	10.4	25.3

Total	(93.6)	(36.5)	(32.5)

Registered number: 3768265	95

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

12	Intangible fixed assets

	Avecia Group plc Consolidated as at December 31, 2003
	Goodwill	Intellectual property rights	Total

	£ million	£ million	£ million
Cost or valuation
At beginning of year	444.2	15.4	459.6
Additions	—	0.2	0.2
Reclassifications	—	0.3	0.3
Disposals	(1.6)	—	(1.6)
Translation adjustments	1.0	0.8	1.8

At end of year	443.6	16.7	460.3

Amortization
At beginning of year	125.9	3.7	129.6
Charge for year	29.6	2.1	31.7
Impairment	13.4	0.7	14.1
Disposals	(1.6)	—	(1.6)
Translation adjustments	(1.4)	0.1	(1.3)

At end of year	165.9	6.6	172.5

Net book value
At December 31, 2003	277.7	10.1	287.8

The Goodwill impairment of £13.4 million charged during the year relates to Fine Chemicals, mainly goodwill created on the acquisition of Torcan.

Registered number: 3768265	96

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

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

The £13.4 million impairment charged during 2003 was calculated with reference to value in use of the income generating units using a discount rate of 10%.

Registered number: 3768265	97

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

13	Tangible fixed assets

	Avecia Group plc Consolidated as at December 31, 2003
	Land and buildings	Plant and equipment	Assets in course of construction	Total

	£ million	£ million	£ million	£ million
Cost or valuation
At beginning of year	61.7	329.3	37.0	428.0
Additions	0.1	8.5	41.2	49.8
Disposals	(8.2)	(34.9)	(0.4)	(43.5)
Transfers	1.6	16.4	(18.0)	—
Translation adjustments	(0.4)	(3.5)	0.1	(3.8)

At end of year	54.8	315.8	59.9	430.5

Depreciation
At beginning of year	2.9	89.0	—	91.9
Charge for year	6.0	28.3	—	34.3
Impairment	—	55.2	—	55.2
Disposals	(0.9)	(11.6)	—	(12.5)
Translation adjustments	(0.2)	(1.4)	—	(1.6)

At end of year	7.8	159.5	—	167.3

Net book value
At December 31, 2003	47.0	156.3	59.9	263.2

Registered number: 3768265	98

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

13	Tangible fixed assets (continued)

The net book value of land and buildings comprises:

	Avecia Group plc Consolidated
	December 31, 2003	December 31, 2002

	£ million	£ million

Freehold	46.7	58.5
Long leasehold	0.3	0.3
Short leasehold	—	—

	47.0	58.8

The cost of land and buildings includes £40.6 million of depreciable assets at December 31, 2003 (2002: £44.8 million).

Included in the total net book value of land and buildings is £0.4 million in respect of assets held under finance leases at December 31, 2003 (2002: £0.9 million). Depreciation for the year ended December 31, 2003 on these assets was £0.3 million (2002: £0.3 million). In respect of plant and equipment the net book value of assets held under finance leases is £5.4 million (2002: £5.5 million). Depreciation on these assets was £3.3 million (2002: £2.2 million).

Depreciation was not charged on land with a cost of £6.4 million included in land and buildings during the year ended December 31, 2003 (2002: £10.9 million).

Where applicable, the impairment charged during the year was calculated with reference to value in use of the assets using a discount rate of 10%.

Registered number: 3768265	100

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

14	Fixed asset investments

Avecia Group plc Consolidated as at December 31, 2003

Investments in joint ventures

£ million
Cost
At beginning of year
Goodwill	15.5
Exchange movements on goodwill	10.6
Share of net assets	(1.3)
Translation adjustments	(0.5)
Capital contributions	(0.4)

At end of year	23.9

Share of post acquisition reserves
At beginning of year	(0.4)
Retained profits less losses	2.7
Dividends received	(2.6)

At end of year	(0.3)

Amortization
At beginning of year	(3.8)
Charged for the year	(1.0)

At end of year	(4.8)

Net book value
At December 31, 2003	18.8

At December 31, 2002	21.8

Net book value of £18.8 million comprises net assets of £9.4 million and goodwill of £9.4 million.

Registered number: 3768265	101

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

14	Fixed asset investments (continued)

Avecia Group plc Consolidated as at December 31, 2002
Investments in joint ventures
£ million

Cost
At beginning of year
Goodwill	17.1
Exchange movements on goodwill	(1.6)
Share of net assets	11.9
Translation adjustments	(0.5)
Capital contributions	(0.9)

At end of year	26.0

Share of post acquisition reserves
At beginning of year	0.9
Retained profits less losses	3.3
Dividends received	(4.6)

At end of year	(0.4)

Amortization
At beginning of year	(2.7)
Charged for the year	(1.1)

At end of year	(3.8)

Net book value
At December 31, 2002	21.8

At December 31, 2001	27.2

Registered number: 3768265	102

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

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
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

14	Fixed asset investments (continued)

Joint ventures

The following information is relevant to an understanding of the investments in joint ventures.

The amounts included in respect of joint ventures comprise the following:

	Avecia Group plc Consolidated

	As at/period ended December 31,	As at/period ended December 31,	As at/period ended December 31,
	2003	2002	2001

	£ million	£ million	£ million

Share of turnover of joint ventures	12.3	13.5	11.5

Share of assets	11.0	11.6	13.9
Share of liabilities	(1.6)	(1.5)	(1.1)

Share of net assets	9.4	10.1	12.8

The net book value of joint ventures as disclosed on the balance sheet includes goodwill of £9.4 million at December 31, 2003 (2002: £11.7 million).

Registered number: 3768265	104

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

15	Stocks

	Avecia Group plc Consolidated

	December 31,	December 31,
	2003	2002

	£ million	£ million

Raw materials and consumables	30.5	34.8
Work in progress	8.8	8.5
Finished goods and goods for resale	35.6	40.5

	74.9	83.8

Stock is stated net of provisions of £3.8 million at December 31, 2003, (2002: £4.0 million).

16	Debtors

	Avecia Group plc Consolidated

	December 31,	December 31,
	2003	2002

	£ million	Restated £ million

Trade debtors (net of provisions for bad debts)	61.0	80.4
Other debtors	7.9	28.5
Prepayments and accrued income	5.9	5.4
Amounts owed by parent undertakings	17.2	17.3
Amounts receivable from joint ventures	0.8	0.9

	92.8	132.5

Total debtors include trade debtors of £nil million, other debtors of £0.8 million, prepayments and accrued income of £nil million and pensions prepayments of £nil million due after more than one year at December 31, 2003. At December 31, 2002 the comparative amounts were £1.3 million, £1.3 million, £0.3 million and £nil million respectively. Amounts owed by parent undertakings are due after more than one year and do not bear interest.

At December 31, 2003, debtors of £12.5 million (2002: £31.0 million) were in respect of sales made by the US businesses.

Provision for bad and doubtful debts

	Avecia Group plc Consolidated

	December 31,	December 31,	December 31,
	2003	2002	2001

	£ million	£ million	£ million
Provision for bad and doubtful debts
At beginning of year	4.3	7.6	6.4
(Credit)/Charge for period	(2.3)	2.5	2.9
Amount utilized and other movements	(0.2)	(5.8)	(1.7)

At end of year	1.8	4.3	7.6

Registered number: 3768265	105

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

17	Creditors: amounts falling due within one year

	Avecia Group plc Consolidated
	December 31,	December 31,
	2003	2002

		Restated
	£ million	£ million

Bank loans and overdrafts (see note 19)	70.0	26.4
Obligations under finance leases and hire purchase contracts (see note 19)	0.7	0.7
Trade creditors	55.5	53.6
Taxation and social security	8.8	9.3
Other creditors	4.9	6.3
Accruals and deferred income	25.6	29.7

	165.5	126.0

The weighted average interest rate for short-term borrowings, before interest hedging, at December 31, 2003 was 5.4% (2002: 5.56%).

Bank loans at December 31, 2003 are shown net of finance costs of £4.2 million (2002: £4.2 million) which are being amortized over the life of the debt.

18	Creditors: amounts falling due after more than one year

	Avecia Group plc Consolidated
	December 31,	December 31,
	2003	2002

		Restated
	£ million	£ million

Bank loans and overdrafts (see note 19)	132.8	210.3
Other loans (see note 19)	298.3	324.5
Amounts owed to related undertakings	2.2	2.2
Obligations under finance leases and hire purchase contracts (see note 19)	4.6	5.6
Other creditors	1.3	—
Accruals and deferred income	1.4	1.1

	440.6	543.7

Bank loans and other loans as at December 31, 2003 are shown net of finance costs of £12.0 million (2002: £16.2 million) which are being amortized over the life of the debt.

Registered number: 3768265	106

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

19	Borrowings, financial instruments and risk management

Analysis of debt shown net of unamortized issuance costs

	Avecia Group plc Consolidated
	Gross repayable	Net of fees
	December 31,	December 31,
	2003	2003

	£ million	£ million
Debt can be analyzed as falling due:
In one year or less, or on demand	74.1	70.0
Between one and two years	38.6	34.4
Between two and three years	43.4	40.4
Between three and four years	36.6	34.4
Between four and five years	18.3	16.5
In five years or more	306.2	305.3

	517.2	501.0

Amounts repayable in more than five years:

	Gross repayable December 31,	Net of fees December 31,
	2003	2003

	£ million	£ million

High Yield Bonds	306.2	305.3

	306.2	305.3

Registered number: 3768265	107

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

19	Borrowings, financial instruments and risk management (continued)

	Avecia Group plc Consolidated
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

Term Debt

Debt is repayable between 2004 and 2008. Approximately 86% (2002: 60%) of the term debt is fixed or capped at rates between 4.0% (2002: 4.0%) and 6.5% (2002: 6.5%). The balance carries interest at LIBOR plus a margin of between 2% and 3%.

High Yield Bond

The High Yield Bond is repayable in 2009 and interest is fixed at 11%. The debt listed above is shown in order of priority. The difference between net and gross repayable is unamortised fees.

Registered number: 3768265	108

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

19	Borrowings, financial instruments and risk management (continued)

The maturity of obligations under finance leases and hire purchase contracts is as follows:

	Avecia Group plc Consolidated
	December 31, 2003	December 31, 2002

	£ million	£ million

Within one year	1.3	1.3
Between one and two years	1.1	1.2
Between two and three years	0.9	1.0
Between three and four years	0.8	0.8
Between four and five years	0.8	0.8
Over five years	1.9	2.7

	6.8	7.8
Less future finance charges	(1.4)	(1.5)

	5.4	6.3

At December 31, 2003, £132.7 million (2002: £207.5 million) of borrowings falling due after more than one year were secured on assets of the group.

Operations

The Group’s funding, liquidity and exposure to interest rates and foreign exchange rate are managed by the Group’s treasury department.

The Group holds or issues financial instruments for two main purposes:

•	to finance its operations;
•	to manage the interest rate and currency risks arising from its operations and from its sources of finances.

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
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

19	Borrowings, financial instruments and risk management (continued)

Finance and interest rate risk

The group’s policy is to manage exposure to interest rate fluctuations on its borrowings and deposits by using interest rate swaps and interest rate caps. The group’s policy is to keep at least 50 per cent of net external debt at fixed or capped rates of interest for the period of the borrowing. At the year-end, after taking account of interest rate swaps, the proportion of the group’s borrowings at fixed rates was 72 per cent (2002: 64 per cent). In addition, 23 per cent (2002: 19 per cent) of the group’s borrowings were floating rate but were covered by interest rate caps.

Liquidity risk

Group policy is to match currency cash expenditure with currency cash income subject to the existence of a free market for that currency’s debt and differences in funding costs between markets. Group borrowings comprise bank debt £160.4 million (2002: £235.7 million) which is due to be repaid by June 2008 and a High Yield Bond £296.9 million (2002: £325.5 million) due 2009, both shown net of unamortized fees. 6 per cent (2002: 5 per cent) of the group’s total borrowings at the year end will become due in the next 12 months, 87 per cent (2002: 90 per cent) in more than two years and 67 per cent (2002: 65 per cent) will become due in more than five years.

At December 31, 2003, the group also had undrawn committed borrowing facilities of £31.0 million (2001: £98.0 million). Commitment fees are paid on the undrawn portion of these facilities.

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

At December 31, 2003 the group had £49.3 million of outstanding gross foreign exchange contracts as a result of the transaction exposure cover outlined above. Of the total £32.0 million were to sell US Dollars, £15.2 million were to sell Japanese Yen, £2.1 million were to buy US Dollars.

At December 31, 2002 the group had £59.6 million of outstanding gross foreign exchange contracts as a result of the transaction exposure cover outlined above. Of the total, £36.5 million were to sell US Dollars, £16.4 million to sell Japanese Yen, £6.7 million were to buy US Dollars.

Registered number: 3768265	111

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

19	Borrowings, financial instruments and risk management (continued)

Interest rate risk profile of financial liabilities and assets

After taking account of interest rate swaps and caps, the currency and interest rate profile of the financial liabilities and assets of the group at December 31, 2003 was as follows:

	Floating rate interest	Capped rate interest	Fixed rate interest	Zero rated interest	Total	Weighted average fixed interest rate	Weighted average period for which rate is fixed	Weighted average period for which no interest is payable

	£ million	£ million	£ million	£ million	£ million	%	Years	Years
Financial liabilities
Sterling	5.4	—	—	1.7	7.1	—	—	11.4
US dollar	4.4	32.9	369.7	—	407.0	11.1	5.2	—
Euro	26.6	63.6	—	—	90.2	—	—	—

Total	36.4	96.5	369.7	1.7	504.3	11.1	5.2	11.4

Financial assets
Sterling	1.1	—	—	2.3	3.4
US dollar	0.8	—	—	—	0.8
Other	3.7	—	—	—	3.7

Total	5.6	—	—	2.3	7.9

As at December 31, 2002 :

	Floating rate interest	Capped rate interest	Fixed rate interest	Zero rated interest	Total	Weighted average fixed interest rate	Weighted average period for which rate is fixed	Weighted average period for which no interest is payable

	£ million	£ million	£ million	£ million	£ million	%	Years	Years
Financial liabilities
Sterling	6.3	—	—	16.4	22.7	—	—	11.5
US dollar	32.2	36.2	396.8	—	465.2	11.0	6.2	—
Euro	60.8	70.2	—	—	131.0	—	—	—

Total	99.3	106.4	396.8	16.4	618.9	11.0	6.2	11.5

Financial assets
Sterling	(5.9)	—	—	3.7	(2.2)			0.5
US dollar	14.2	—	—	—	14.2			—
Other	7.9	—	—	—	7.9			—

Total	16.2	—	—	3.7	19.9			0.5

Registered number: 3768265	112

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

19	Borrowings, financial instruments and risk management (continued)

The floating rate financial liabilities comprise bank borrowings bearing interest at rates fixed six months in advance by reference to the six month LIBOR.

The financial assets include cash balances placed on money market at call.

At December 31, 2003 the group had a US dollar interest rate swap to pay fixed with a notional of £32.9 million. The interest rate is 6.5%. The remaining maturity of the swap is 0.5 years. In addition, at December 31, 2003 the group had a £63.6 million Euro interest cap in place at 4% and a £32.9 million US Dollar cap at 6.5%.

Currency exposures

At December 31, 2003, the net monetary assets and liabilities denominated in currencies other than the functional currencies of the group companies (other than certain non-sterling borrowings treated as hedges of net investments in overseas operations), were as follows:

Functional currency of group operation	Avecia Group plc Consolidated Net foreign currency monetary assets/(liabilities)
	Sterling	US dollar	Euro	Japanese yen	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million

Sterling	—	(275.5)	4.0	1.6	0.3	(269.6)
US dollar	—	65.1	—	—	—	65.1
Euro	0.7	(0.8)	10.6	—	—	10.5
Japanese yen	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total	0.7	(211.2)	14.6	1.6	0.3	(194.0)

As at December 31, 2002

Functional currency of group operation	Avecia Group plc Consolidated Net foreign currency monetary assets/(liabilities)
	Sterling	US dollar	Euro	Japanese yen	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million

Sterling	—	(233.7)	(11.4)	4.8	0.9	(239.4)
US dollar	—	—	—	—	—	—
Euro	0.8	2.0	—	—	—	2.8
Japanese yen	—	—	—	—	—	—
Other	—	0.8	—	—	2.0	2.8

Total	0.8	(230.9)	(11.4)	4.8	2.9	(233.8)

Registered number: 3768265	113

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

19	Borrowings, financial instruments and risk management (continued)

Maturity of financial liabilities

The maturity profile of the group’s financial liabilities at December 31, 2003 was as follows:

	Avecia Group plc Consolidated

	Gross repayable	Net of fees

	£ million	£ million

In one year or less, or on demand	31.4	26.9
In more than one year but not more than two years	39.8	35.2
In more than two years but not more than five years	100.7	93.2
In more than five years	351.1	349.0

	523.0	504.3

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
Year ended December 31, 2003

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

Borrowing facilities

The group has various borrowing facilities available to it. The undrawn committed facilities available at December 31, 2003 were as follows:

	December 31, 2003	December 31, 2002

	£ million	£ million

Expiring in one year or less	—	—
Expiring in more than one year but not more than two years	—	—
Expiring in more than two years	31.0	98.0

Total	31.0	98.0

Registered number: 3768265	115

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

19	Borrowings, financial instruments and risk management (continued)

Terms

The facility was set up under normal banking conditions.

Fees paid

The arrangement fees incurred on setting up the facilities are being amortized over the terms of the loans. Commitment fees of 0.5 per cent are charged on the undrawn facility.

Conditions under which commitments may be withdrawn

Default under the conditions of the facility may cause the commitments to be withdrawn. This includes any default on the covenants in place.

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of all the group’s financial assets and financial liabilities as at December 31, 2003.

	Book value	Fair value

	£ million	£ million
Primary financial instruments held or issued to finance the group’s operations:
Short term borrowings and current portion of long term borrowings	(26.0)	(26.0)
Long term borrowings	(431.0)	(402.7)
Finance lease and other	(57.9)	(79.1)
Other financial assets	2.0	2.0
Cash at bank and in hand	8.0	5.6
Derivative financial instruments held to manage the interest rate:
Interest rate swaps and similar instruments – gains	—	—
Interest rate swaps and similar instruments – losses	—	(0.9)
Interest rate caps and collars – gains	0.3	—
Interest rate caps and collars – losses	—	—
Derivative financial instruments held or issued to hedge the currency exposure on expected future net cash flow:
Forward foreign currency contracts – gains	—	4.9
Forward foreign currency contracts – losses	—	(0.4)

	(504.6)	(496.6)

Registered number: 3768265	116

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

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

Hedges

As explained in the introduction, the group’s policy is to hedge the following exposures:

•	Interest rate risk, using interest swaps and caps contracts;
•	Net cash flow, using forward foreign currency contracts.

Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognized gains and losses on instruments used for hedging, and the movements therein are as follows:

	2003 Gains	2003 Losses	2003 Total net gains/(losses)

	£ million	£ million	£ million

Gains/(losses) arising in 2003 that were not recognized in 2003	4.6	(1.3)	3.3
Of which:
Gains/(losses) expected to be recognized in 2004	4.6	(1.3)	3.3

Registered number: 3768265	117

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

20	Provisions for liabilities and charges

	Pensions and similar obligations	Deferred taxation	Environmental provisions	Reorganization and other provisions	Total

	£ million	£ million	£ million	£ million	£ million

At January 1, 2002	22.8	4.3	0.7	4.0	31.8
Acquisition	(1.6)	—	—	—	(1.6)
Utilized during year	2.6	4.4	—	10.7	17.7
Charge for the year	(6.0)	(4.0)	(0.2)	(2.7)	(12.9)
Exchange	(1.4)	—	—	—	(1.4)

At December 31, 2002	16.4	4.7	0.5	12.0	33.6

Impact of adopting FRS17	(15.3)	—	—	—	(15.3)

December 31, 2002 restated and
January 1, 2003	1.1	4.7	0.5	12.0	18.3
Utilized during year	0.1	—	(0.2)	(11.1)	(11.2)
Charge for the year	0.1	0.1	0.1	(0.1)	0.2
Other movements	(0.1)	—	—	(0.3)	(0.4)
Exchange	—	0.4	0.1	0.1	0.6

At December 31, 2003	1.2	5.2	0.5	0.6	7.5

Included in the provision for pensions and similar obligations at December 31, 2003 is an amount of £nil million (2002: £9.5 million) in respect of provisions for post-retirement benefits other than pensions. The reorganization and other provisions primarily relate to severance costs.

Registered number: 3768265	118

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

20	Provision for liabilities and charges (continued)

The amounts of deferred taxation accounted for in the Group balance sheet and the full potential amounts of deferred taxation comprised the following deferred tax liabilities and assets at December 31, 2003:

	Avecia Group plc Consolidated
	December 31, 2003
	Provision for deferred tax	Not accounted for deferred tax	Full provision for deferred tax

	£ million	£ million	£ million
Deferred tax liabilities
Difference between accumulated depreciation and amortization and capital allowances	2.3	—	2.3
Other timing differences	2.9	—	2.9

	5.2	—	5.2

Deferred tax asset
Tax losses for future utilization	—	81.0	81.0

Net deferred tax (liability)/asset	(5.2)	81.0	75.8

	Avecia Group plc Consolidated
	December 31, 2002
	Provision for deferred tax	Not accounted for deferred tax	Full provision for deferred tax

	£ million	£ million	£ million
Deferred tax liabilities
Difference between accumulated depreciation and amortization and capital allowances	2.1	—	2.1
Other timing differences	2.6	—	2.6

	4.7	—	4.7

Deferred tax asset
Tax losses for future utilization	—	71.3	71.3

Net deferred tax (liability)/asset	(4.7)	71.3	66.6

Deferred tax assets which are not accounted for represent deferred tax assets (principally net operating losses) for which an off setting valuation allowance has been made in full.

Registered number: 3768265	119

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

20	Provision for liabilities and charges (continued)

	Avecia Group plc Consolidated
	December 31, 2003	December 31, 2002

	£ million	£ million
Deferred taxation provision movement
At beginning of period	4.7	1.5
Profit and loss account	0.2	4.4
Elimination of Stahl units	—	(1.2)
Exchange Differences	0.3	—

At end of period	5.2	4.7

No deferred tax provision has been made in respect of UK corporation tax and foreign withholding tax on £64.1 million of accumulated undistributed reserves in foreign subsidiaries as at December 31, 2003. The reserves are considered to be permanently invested in the businesses, no binding agreements have been entered into in respect of the distribution of the reserves, and the reserves would not be subject to UK corporation tax and foreign withholding tax until distributed. If the reserves were not considered to be permanently invested then provision would be required under US GAAP for approximately £0.4 million of foreign withholding tax.

21	Acquisitions

In 2003 the group made a deferred payment of £1.9 million for the acquisition of the remaining 85 per cent of Covion Organic Semiconductors Gmbh which took place on December 31, 2001.

There were no other material acquisitions during the year.

Registered number: 3768265	120

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

22	Called up share capital

	Avecia Group plc Consolidated
	December 31, 2003		December 31, 2002

	Number of shares	Nominal value of shares	Number of shares	Nominal value of shares
		£000		£000
Authorized
Equity: Ordinary shares of £1.00 each	400,000,000	400,000	400,000,000	400,000
Non-equity Pay-in-kind (PIK) 16% cumulative redeemable preference shares of $1.00 each	3,500,000	2,222	3,500,000	2,222

	403,500,000	402,222	403,500,000	402,222

Allotted, called up and fully paid
Equity: Ordinary shares of £1.00 each	329,100,001	329,100	329,100,001	329,100
Non-equity Pay-in-kind (PIK) 16% cumulative redeemable preference shares of $1.00 each	2,591,298	1,470	2,221,621	1,386

	331,691,298	330,570	331,321,622	330,486

Redeemable preference shares

The redemption of preference shares is mandatory on July 1, 2010 but may be redeemed at the option of the Company on or after January 1, 2005 or earlier on certain public equity offerings at a redemption value equal to the liquidation preference value plus all accumulated and unpaid dividends to the date of redemption. On a winding up they would rank in priority to ordinary shares. Up to July 1, 2004 the company may issue further PIK preference shares instead of a cash dividend (based on the liquidated preference amount of $25 per share). Subsequent to July 1, 2004 the dividend must be paid in cash. The PIK preference shares have no voting rights at meetings of the ordinary shareholders and attract a dividend of 16 per cent. The carrying value of the preferred shares is being increased from the date of issue to the mandatory redemption date, by the interest method, such that the carrying value at the mandatory redemption date will equal the redemption value of $25 per share. The accretion for 2003 was £0.2 million (2002 £0.3 million).

Registered number: 3768265	121

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

23 Share premium and reserves

	Avecia Group plc — Consolidated for the year ended December 31, 2003
	Equity share capital	Non-equity share capital	Shares to be issued	Share premium account	Profit and loss account	Total

	£ million	£ million	£ million	£ million	£ million	£ million

At 1 January 2002 as previously stated	329.1	1.3	2.7	16.4	(77.1)	272.4
Prior Year Adjustment (FRS 17)	—	—	—	—	(38.3)	(38.3)

At 1 January 2002 restated	329.1	1.3	2.7	16.4	(115.4)	234.1
Loss for year	—	—	—	—	(43.0)	(43.0)
Appropriation	—	—	—	—	(6.0)	(6.0)
Foreign exchange	—	(0.1)	(0.1)	(0.9)	(9.0)	(10.1)
Amortization of share issue costs	—	—	—	0.4	—	0.4
Non-equity dividend	—	—	5.7	—	—	5.7
Reserve reclassification	—	—	—	(6.0)	6.0	—
Shares issued in period	—	0.2	(5.5)	5.3	—	—
Gains/(losses) recognized in pension scheme	—	—	—	—	(42.6)	(42.6)

At 31 December 2002 restated	329.1	1.4	2.8	15.2	(210.0)	138.5

At 31 December 2002 as previously stated	329.1	1.4	2.8	15.2	(129.1)	219.4
Impact of adopting FRS17	—	—	—	—	(80.9)	(80.9)

At 31December 2002 restated and
1 January 2003	329.1	1.4	2.8	15.2	(210.0)	138.5
Loss for year	—	—	—	—	(94.5)	(94.5)
Appropriation	—	—	—	—	(6.4)	(6.4)
Foreign exchange	—	(0.1)	(0.1)	(1.6)	1.6	(0.2)
Amortization of share issue costs	—	—	—	0.3	—	0.3
Non-equity dividend	—	—	6.1	—	—	6.1
Reserve reclassification	—	—	—	(6.1)	6.1	—
Shares issued in period	—	0.2	(5.8)	5.6	—	—
Gains/(losses) recognized in pension scheme	—	—	—	—	(25.1)	(25.1)

At 31 December 2003	329.1	1.5	3.0	13.4	(328.3)	18.7

24	Minority interests

Avecia Group plc – Consolidated	For the year ended December 31, 2003	For the year ended December 31, 2002

	£ million	£ million

At beginning of year	—	1.1
Disposal of interest	—	(1.1)

At end of year	—	—

Registered number: 3768265	122

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

25	Contingent liabilities and contingent assets

Environmental

The group has environmental liabilities at some of its current or former sites and is subject to contingencies pursuant to laws and regulations which in the future may require it to take action to correct the effects on the environment of the prior disposal, release or escape of chemical substances. Sites which were formerly part of the specialty chemicals business of the AstraZeneca group but which were not in operation at the date of the group’s acquisition of the business in June 1999 were not transferred to the group.

An Environmental Deed of Covenant entered into by companies in the AstraZeneca group, notably Zeneca Limited (as a principal seller of the business to the group) and AstraZeneca plc (as guarantor), on the group’s acquisition of AstraZeneca’s specialty chemicals business, provides certain indemnities to and by group companies for environmental liabilities and costs arising from events or circumstances existing prior to the acquisition. These include liabilities relating to or arising out of pre-acquisition contamination at sites which were transferred to group companies in 1999 but which have subsequently been disposed of, notably at the St. Clair du Rhone site, France and the Mount Pleasant site, Tennessee. These also include historic liabilities arising on any sites previously owned by companies acquired by the group in the course of the acquisition transaction but where the sites in question were not themselves part of the acquisition transaction. The liability of the AstraZeneca group to indemnify group companies in respect of these matters is, subject to certain exceptions, subject to maximum caps of liability, de minimis levels of liability, time limits for claims to be made and/ or contributions by group companies. Where time limits or caps on liability apply, on the expiry of the relevant time limit or if the environmental liabilities and costs exceed the relevant cap, the environmental liabilities and costs, or excess thereof, would be the responsibility of group companies. On the disposal of relevant businesses out of the group, where purchasers have assumed liabilities which may be subject to indemnity from the AstraZeneca group under the Environmental Deed or which may otherwise be the responsibility of group companies under the deed, the benefits and obligations under the Environmental Deed have, insofar as they relate to the sold businesses or sites, been assigned to the purchasers subject to appropriate limitations on the maximum amounts which the purchasers may claim under the Environmental Deed.

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

Excise Duties Inspection, Spain

During 2003, the Spanish tax authority carried out a tax inspection of the quantity of alcohol used by Avecia Spain exempt from excise duties, compared with its authorization. The period covered was 1999 to 2002. The tax inspector came to the view that the Company had exceeded its authority limit for each year and issued an assessment for the excise duty arising from that excess. The final amount of the assessment is €4.2 million. The Company has appealed against the assessment and in support of the appeal has arranged a bank guarantee for the amount of the assessment. The Company has been advised that there are good grounds for pursuing this appeal firstly to the Tax Court and if the decision there is unfavourable, to the Judicial Courts. This process is expected to take many months.

Registered number: 3768265	123

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

25	Contingent liabilities and contingent assets (continued)

A provisional claim has been made to AstraZeneca under the provisions of the Iliad Tax Deed for the period prior to June 30, 1999 covered by the assessment.

26	Commitments

(a)	Capital commitments of the group at the end of the financial period, for which no provision has been made, are as follows:

	Avecia Group plc Consolidated
	December 31, 2003	December 31, 2002

	£ million	£ million

Contracted capital commitments	4.3	5.8

(b)	Annual commitments under non-cancellable operating leases are as follows:

	Avecia Group plc Consolidated
	December 31, 2003		December 31, 2002
	Land and buildings	Other	Land and buildings	Other

	£ million	£ million	£ million	£ million
Operating leases which expire:
Within one year	—	—	0.9	—
In the second to fifth years inclusive	0.9	0.2	1.2	—
After five years	3.0	—	—	—

	3.9	0.2	2.1	—

The future minimum lease payments under operating and finance leases, including finance charges, were as follows:

	Operating leases		Finance leases
	Avecia Group plc Consolidated		Avecia Group plc Consolidated
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002

	£ million	£ million	£ million	£ million

Due in one year or less	0.8	0.9	0.9	1.1
Due between one and two years	0.8	0.7	0.8	1.0
Due between two and three years	0.5	0.5	0.6	0.8
Due between three and four years	0.5	—	0.6	0.7
Due between four and five years	0.5	—	0.7	0.6
Due in five years or more	1.1	—	1.8	2.1

	4.2	2.1	5.4	6.3

There were no commitments (2002: £nil) under finance leases at the balance sheet date that were due to commence thereafter.

Registered number: 3768265	124

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

27	Pension scheme

The Avecia group participates in retirement plans, which cover the majority of its employees. These plans are either defined contribution, where the level of company contribution is fixed at a set level or percentage of employees pay, or defined benefit, where benefits are based on employees’ years of service and average final remunerations. In general all plans are funded through separate trustee-administered funds. The pension cost for the main defined benefit plans is established in accordance with the advice of independent qualified actuaries based on valuations undertaken on varying dates. There are material plans in the UK, the US and the Netherlands.

The Company has adopted FRS17 in full for the first time in the financial statements for the year ended December 31, 2003. In accordance with the Standard, gains and losses arising on the initial recognition of items in the Primary Statements have been dealt with as Prior Period Adjustments in accordance with FRS3.

UK

An actuarial valuation was carried out as at March 31, 2003 using a market-led approach. The assets are taken at market value with the liabilities valued using financial assumptions derived from market yields on Government Fixed Interest and Index Linked gilts at the valuation date. The significant assumptions used in this valuation were UK price inflation of 2.5 per cent pa, investment returns of 6.5 per cent pa (pre-retirement) and 5.0 per cent pa (post-retirement), salary increases of 3.5 per cent pa and pension increases of 2.5 per cent pa. The market value of the fund’s assets was £109.6 million and represented 64 per cent of the accrued liabilities at that date allowing for projected future salary increases. The next valuation will be as at March 2006.

The contribution rate currently payable by the employer is 14.5 per cent of pensionable salaries plus special contributions of £480,000 per month. Employees pay varying levels of contribution in accordance with the rules and the current average is 3.6 per cent of pensionable salaries.

Avecia’s investment policy for the UK pension scheme is to consider a full range of asset classes, the risks and rewards of alternative asset allocation strategies, the suitability of each asset class in the planned asset allocation strategy, and the need for appropriate diversification. It is the trustee’s policy to delegate all day-to-day decisions about the investments that fall within each investment option to the fund manager.

US

In the US an actuarial valuation was carried out as at January 1, 2003. The significant assumptions used in this valuation were that the rate of return on investment would be 8.0 per cent pa, the rate of salary increases would be 5.0 per cent and pension increases 0 per cent pa. The market value of the plans’ assets at that date was $31.0 million. The primary reason for the decrease in market value of plans’ assets from $41.5 million as at January 1, 2002 was the transfer out of $8.4 million of trust assets in 2002 coincidental with the sale of Stahl. The January 1, 2003 market value of the plans’ assets represented 64 per cent of the accrued liabilities as at that date, based on salaries projected to the date of retirement or assumed earlier death or leaving service. There is a deficiency of $11.4 million on this funding level basis and the basis of the actuarial value of assets that is used in the US to determine employer contributions.

During the year $2.6 million was funded into the plan’s trust. It is anticipated that amounts will also be funded in 2004. Employer contributions are based on the minimum funding requirements of ERISA.

Netherlands

In the Netherlands an actuarial valuation was carried out as at December 31, 2003. The value of assets was € 42.265 million, which represents 107.4 per cent of the plan liabilities at that date. Total contributions in 2003 were payable at a rate of 23.2 per cent of pensionable salaries less the state pension offset of € 15,973. In 2003 this was approximately equivalent to 14.5 per cent of members’ pensionable salaries. Contributions are currently payable by the employee at the rate of 2 per cent between earnings limits of € 23,960 and € 43,065 and 7.5 per cent of earnings above the € 43,065 limit. In 2003 this was equivalent to approximately 1.8 per cent of gross pensionable salaries. Employer’s contribution is approximately 12.7 per cent.

Registered number: 3768265	125

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

27	Pension Scheme (continued)

Further additional payments have been made by Avecia in 2003 for a total amount of € 1.48 million to close the gap between liabilities and assets because of a negative return on assets in 2001 and 2002. At the end of 2002 Stahl left the Avecia Pension fund and transferring liabilities for an amount of € 23.5 million to the Stahl Pension fund. Per January 1, 2004 we changed, after reached agreement with the stakeholders, the pension plan from a final pay into an average weighted system and furthermore increased the contribution from the employees to a higher level.

Major Assumptions

	2003%			2002%			2001%
	UK	US	Netherlands	UK	US	Netherlands	UK	US	Netherlands

Rate of general increase in salaries	3.80	4.25	3.00	3.80	4.25	3.00	4.00	5.50	3.00
Rate of increase to pensions in payment	2.70	—	2.00	2.40	—	2.00	2.50	—	2.00
Discount rate for scheme liabilities	5.40	6.25	5.45	5.50	6.75	5.60	5.80	6.00	5.40
Inflation	2.80	3.25	2.00	2.30	4.00	2.00	2.80	4.00	2.00

The assets in the schemes and the expected rate of return were:

	Long term rate of return expected 31 December 2003	Value as at 31 December 2003	Long term rate of return expected 31 December 2003	Value as at 31 December 2003	Long term rate of return expected 31 December 2003	Value as at 31 December 2003
	UK	UK	USA	USA	Netherlands	Netherlands

	% pa	£ million	% pa	£ million	% pa	£ million

Equities	7.8	122.5	10.5	8.9	8.3	11.3
Bonds	4.8	18.3	7.0	4.6	4.3	17.7
Cash	4.5	2.1	—	—	—	0.2

Market value of assets		142.9		13.5		29.2
Present value of scheme liabilities		(222.2)		(25.2)		(41.2)

Deficit		(79.3)		(11.7)		(12.0)

Deferred tax		—		—		(3.4)

The Investment return is calculated using the expected rate of return for each asset class, taking into account assumptions on inflation and fund diversification. The return for each asset class is set with reference to current market yields and making assumptions regarding the expected return on equities in the long term.

Registered number: 3768265	126

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

27	Pension Scheme (continued)

	Long term rate of return expected 31 December 2002	Value as at 31 December 2002	Long term rate of return expected 31 December 2002	Value as at 31 December 2002	Long term rate of return expected 31 December 2002	Value as at 31 December 2002
	UK	UK	USA	USA	Netherlands	Netherlands

	% pa	£m	% pa	£m	% pa	£m

Equities	7.5	92.5	11.0	11.0	8.5	7.1
Bonds	4.5	15.6	5.7	6.7	4.5	15.0
Cash	4.2	1.4	—	—	0.0	0.7

Market value of assets		109.5		17.7		22.8
Present value of scheme liabilities		(159.4)		(36.0)		(34.6)

Deficit		(49.9)		(18.3)		(11.8)

Deferred tax		—		—		(3.6)

	Long term rate of return expected 31 December 2002	Value as at 31 December 2002	Long term rate of return expected 31 December 2002	Value as at 31 December 2002	Long term rate of return expected 31 December 2002	Value as at 31 December 2002
	UK	UK	USA	USA	Netherlands	Netherlands

	% pa	£m	% pa	£m	% pa	£m

Equities	7.9	104.4	10.0	17.7	8.5	14.6
Bonds	4.9	15.6	7.3	10.9	5.0	15.9
Cash	4.9	4.1	—	—	—	—

There were no assets relating to Other Post Retirement Benefits.

Movement in deficit during the year

	Year ended 31 December 2003				Year ended 31 December 2002

	UK	USA	Netherlands	Other PRB	UK	USA	Netherlands	Other PRB

	£m	£m	£m	£m	£m	£m	£m	£m

Deficit at start of year	(49.9)	(18.3)	(11.8)	(13.9)	(13.2)	(13.5)	(19.5)	(14.0)
Current service cost	(9.8)	(1.3)	(2.0)	(0.5)	(8.9)	(1.5)	(1.6)	(0.5)
Past service cost	(1.8)	—	—	—	(0.5)	—	—	—
Company contributions	10.2	1.9	2.8	0.1	7.7	1.2	5.7	0.1
Other financing (charge)/credit	(0.9)	(0.4)	(0.7)	(0.7)	1.5	(0.2)	(0.6)	(0.7)
Actuarial gain/(loss)	(27.1)	(1.4)	0.7	(3.0)	(36.5)	(7.3)	(3.3)	(1.9)
Exchange gain/(loss)	—	1.3	(1.0)	0.9	—	1.6	(0.5)	1.1
Gain/loss due to settlement/curtailment	—	6.5	—	6.9	—	1.4	8.0	2.0

Deficit at end of year	(79.3)	(11.7)	(12.0)	(10.2)	(49.9)	(18.3)	(11.8)	(13.9)

Registered number: 3768265	127

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

27	Pension Scheme (continued)

Analysis of the amounts charged to operating profit :

	Year ended 31 December 2003				Year ended 31 December 2002

	UK	USA	Netherlands	Other PRBS	UK	USA	Netherlands	Other PRB

	£m	£m	£m	£m	£m	£m	£m	£m

Current service cost	(9.8)	(1.3)	(2.0)	(0.5)	(8.9)	(1.5)	(1.6)	(0.5)
Past service cost	(1.8)	—	—	—	(0.5)	—	—	—

	(11.6)	(1.3)	(2.0)	(0.5)	(9.4)	(1.5)	(1.6)	(0.5)

Analysis of amounts included in Other Financing (charge)/credit :

	Year ended 31 December 2003				Year ended 31 December 2002

	UK	USA	Netherlands	Other PRB	UK	USA	Netherlands	Other PRB

	£m	£m	£m	£m	£m	£m	£m	£m

Interest cost	(8.7)	(2.0)	(2.2)	(0.7)	(8.0)	(2.4)	(2.0)	(0.7)
Expected return on assets	7.8	1.7	1.5	—	9.5	2.2	1.4	—

	(0.9)	(0.3)	(0.7)	(0.7)	1.5	(0.2)	(0.6)	(0.7)

Analysis of the amount recognised in statement of total recognised gains and losses :

Year ended 31 December 2003

	UK			USA			Netherlands			Other PRB

	£m	% of scheme assets/(liabilities)		£m	% of scheme assets/(liabilities)		£m	% of scheme assets/(liabilities)		£m	% of scheme assets/(liabilities)

Difference between Actual and Expected return on assets	14.2	10%		1.3	10%		—	0%		—	0%
Experience gains and losses	(9.4)	(4%	)	(3.7)	(15%	)	(1.5)	(4%	)	(3.2)	(31%	)
Effects of changes in assumptions on value of scheme liabilities	(31.9)	(14%	)	2.3	9%		1.2	3%		1.1	15%

	(27.1)	(12%	)	(0.1)	0%		(0.3)	(1%	)	(2.1)	(21%	)

Registered number: 3768265	128

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

27	Pension Scheme (continued)

Year ended 31 December 2002

	UK			USA			Netherlands			Other PRB

	£m	% of scheme assets/ (liabilities)		£m	% of scheme assets/ (liabilities)		£m	% of scheme assets/ (liabilities)		£m	% of scheme assets/ (liabilities)
Difference between Actual and Expected return on assets	(34.8)	(32%	)	(4.5)	(25%	)	(2.8)	(12%	)	—	0%
Experience gains and losses	4.2	3%		1.6	4%					0.9	6%
Effects of changes in assumptions on value of scheme liabilities	(5.9)	(4%	)	(2.8)	(8%)		(1.0)	(3%	)	(1.7)	(15%	)

	(36.5)	(23%	)	(5.7)	(16%	)	(3.8)	(11%	)	(0.8)	(6%	)

History of Experience Gains and Losses

		2003		2002
Difference between the expected and actual return on scheme assets	(£million)	15.3		(42.1)
Percentage of scheme assets		8%		(28%	)
Experience gains and losses on scheme liabilities	(£million)	(17.8)		6.7
Percentage of the present value of scheme liabilities		(6%	)	3%
Changes in assumptions re value of liabilities	(£million)	(27.3)		(11.4)
As a percentage of scheme liabilities		(9%	)	(5%	)
Total amount recognised in statement of total recognised gains and losses	(£million)	(29.6)		(46.8)
As a percentage of scheme liabilities		(10%	)	(19%	)

Registered number: 3768265	129

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

27	Pension Scheme (continued)

For purposes of US GAAP, the pension costs of all significant plans have been restated in the following tables in accordance with the requirements of SFAS No 132 — ‘Employers’ Disclosures about Pensions and Other Post-retirement Benefits’.

The changes in projected benefit obligations and plan assets and details of the funded status of these retirement plans, together with the changes in the accumulated other post-retirement benefit obligations, under SFAS No 132 are as follows:

	Pension benefits		Other post-retirement benefits
	Avecia Group plc Consolidated		Avecia Group plc Consolidated
	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2003	2002	2003	2002

	£ million	£ million	£ million	£ million

Change in projected benefit obligation	62	—	(4)	(1)
Projected benefit obligation at beginning of period	230	230	14	14
Service cost	15	12	—	—
Interest cost	13	13	1	1
Participant contributions	2	2	—	—
Plan amendments	2	—	—	—
Actuarial (gain)/loss	46	3	3	1
Benefits paid	(4)	(2)	—	—
Settlements / curtailments	(13)	(28)	—	—
Other movements including exchange	1	—	(8)	(2)

Projected benefit obligation at end of period	292	230	10	14

Registered number: 3768265	130

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

27	Pension Scheme (continued)

	Pension Benefits		Other post retirement benefits
	Avecia Group plc Consolidated		Avecia Group plc Consolidated
	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2003	2002	2003	2002

	£ million	£ million	£ million	£ million

Change in plan assets	36	(33)	—	—

Fair value at beginning of period acquisition	150	183	—	—
Actual return on plan assets	27	(29)	—	—
Group contribution	15	15	—	—
Participant contributions	2	2	—	—
Benefits paid	(3)	(2)	—	—
Disposition	(7)	(19)	—	—
Other movements including exchange	2	(1)	—	—

Fair value of plan assets at end of period	186	150	—	—

Funded status of plans	(106)	(80)	(10)	(14)
Unrecognized net loss/(gain)	84	70	2	2
Prior service cost not recognized	2	1	—	—
Unrecognized net obligation on implementation	—	—	—	—

	(20)	(9)	(8)	(12)
Adjustments to recognize minimum liability			—	—
Intangible assets	(2)	(1)	—	—
Other Comprehensive Income	58	33

	(56)	(32)	—	—

Accrued benefit liability	(76)	(41)	(8)	(12)

The Accumulated Benefit Obligation is £198m for the UK plan and $38m for the US plan.

There were no plan assets in respect of other post-retirement benefits.

Registered number: 3768265	131

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

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

	Pension benefits			Other post-retirement benefits
	2003	2002	2001	2003	2002	2001

	%	%	%	%	%	%

Discount rate	5.5	5.8	6.0	6.25	6.75	7.25
Long-term rate of increase in remuneration	3.7	3.8	3.8	4.25	4.25	4.25
Expected long-term return on assets	6.7	6.7	7.0	9.0	n/a	n/a

Avecia has assumed a long-term rate of increase in healthcare costs of 8% (2002: 9%).

	Pension benefits			Other post-retirement benefits
	Avecia Group plc Consolidated			Avecia Group plc Consolidated
	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2003	2002	2001	2003	2002	2001

	£ million	£ million	£ million	£ million	£ million	£ million
Net periodic cost
Service cost – present value of benefits accruing during the period	13	12	13	—	—	—
Interest cost on projected benefit obligations	13	12	13	1	1	1
Expected (return)/loss on assets	(11)	(12)	(13)	—	—	—
Net amortization and deferral	5	3	—	—	—	—
Settlements & curtailments	(2)	—	—	(5)	—	—

Net periodic cost for the period	18	15	13	(4)	1	1

It is estimated that a 1 percentage point change in the weighted average healthcare costs trend would have the following effects on the accumulated benefit obligation and net periodic cost at December 31, 2003 and December 31, 2002.

	1 percentage point
	At December 31, 2003		At December 31, 2002
	Increase	Decrease	Increase	Decrease

	£ million	£ million	£ million	£ million

Accumulated benefit obligation	0.56	(0.53)	1.04	(0.94)
Net periodic cost	0.10	(0.09)	0.11	(0.10)

Registered number: 3768265	132

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

28	Net cash inflow from operating activities

	Avecia Group plc Consolidated
	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2003	2002 Restated	2001 Restated

	£ million	£ million	£ million

Operating (loss)/profit	(81.1)	(17.2)	48.4
Non cash items	(1.7)	3.6	(3.8)
Depreciation, amortization and impairment charges	135.2	101.8	87.5
Increase in provision for pensions and similar obligations	0.2	1.3	3.1
Decrease in environmental provision	(0.1)	—	(1.2)
Increase in other provisions	(11.1)	10.7	1.9
(Profit)/loss on sale of fixed assets	(0.2)	(0.7)	(0.2)
(Increase)/decrease in stocks	(3.7)	8.7	(0.9)
Decrease in debtors	9.4	1.1	16.5
(Decrease)/increase in creditors	0.4	(1.5)	(30.8)

Net cash inflow from operating activities	47.3	107.8	120.5

Registered number: 3768265	133

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

29	Analysis of cash flows

	Avecia Group plc Consolidated
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31

	2003	2003	2002	2002	2001	2001

	£ million	£ million	£ million	£ million	£ million	£ million
Dividends from joint ventures and associates
Joint ventures	3.0		5.5		2.9

		3.0		5.5		2.9

Returns on investment and servicing of finance
Interest received	1.0		1.9		3.3
Interest paid	(47.6)		(58.4)		(76.2)
Interest element of finance lease rental payments	(0.4)		(0.4)		(0.4)

		(47.0)		(56.9)		(73.3)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(49.9)		(42.9)		(59.9)
Purchase of intangible fixed assets	(0.3)		(0.3)		(2.7)
Sale of tangible fixed assets	0.6		0.1		0.5

		(49.6)		(43.1)		(62.1)

Registered number: 3768265	134

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

29 Analysis of cashflows (continued)

		Avecia Group plc Consolidated
		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,

		2003	2003	2002	2002	2001	2001

	Note	£ million	£ million	£ million	£ million	£ million	£ million
Acquisitions and disposals
Purchase of subsidiary undertaking	21	(1.9)		(3.4)		(2.6)
Net cash acquired/(disposed) with subsidiary		(0.1)		(3.7)		0.5
Purchase of interest in joint ventures and other investments		—		—		—
Disposal of subsidiary undertaking		78.6		203.3		33.2

			76.6		196.2		31.1

Financing
Loans to related parties		0.1		0.1		(0.1)
Loans repaid by related parties		—		—		—
Debt due within one year:
New loan repayable in current year		64.0		39.0		63.0
Loan repayments		(103.7)		(239.4)		(82.6)
Capital element of finance lease rental payments		(1.0)		(0.9)		(0.6)

			(40.6)		(201.2)		(20.3)

Transfers of cash by certain subsidiary undertakings are restricted to specific purposes under the terms of certain financing agreements.

Registered number: 3768265	135

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

29	Analysis of cash flows (continued)

Restatement of cash flows in accordance with US GAAP

	Avecia Group plc Consolidated
	For the year ended December 31, 2003	For the year ended December 31, 2002	For the year ended December 31, 2001

	£ million	£ million	£ million

Cash inflow from operating activities	3.2	52.3	42.4
Cash outflow from investing activities	27.0	153.1	(31.0)
Cash (outflow) from financing activities	(40.6)	(201.2)	(20.3)

Increase/(Decrease) in cash in the period	(10.4)	4.2	(8.9)

30	Analysis of net debt

	Avecia Group plc – Consolidated for the year ended December 31, 2003

	At beginning of period	Acquired	Cash flow	Other non cash changes	Exchange movement	At end of Period

	£ million	£ million	£ million	£ million	£ million	£ million

Cash at bank and in hand	16.2	—	(10.4)	—	2.2	8.0
Revolver facility	—	—	(44.0)	—	—	(44.0)
Debt due after one year	(534.8)	—	81.3	(4.1)	26.5	(431.1)
Debt due within one year	(26.4)	—	2.4	—	(2.0)	(26.0)
Finance leases	(6.3)	—	1.0	—	—	(5.3)

Total	(551.3)	—	30.3	(4.1)	26.7	(498.4)

	Avecia Group plc – Consolidated for the year ended December 31, 2002

	At beginning of period	Acquired	Cash flow	Other non cash changes	Exchange movement	At end of Period

	£ million	£ million	£ million	£ million	£ million	£ million

Cash at bank and in hand	12.6	—	4.2	—	(0.6)	16.2
Debt due after one year	(776.7)	—	172.9	23.8	45.2	(534.8)
Debt due within one year	(22.2)	—	27.5	(28.3)	(3.4)	(26.4)
Finance leases	(6.6)	—	0.9	(0.6)	—	(6.3)

Total	(792.9)	—	205.5	(5.1)	41.2	(551.3)

Registered number: 3768265	136

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

30	Analysis of net debt (continued)

The sale of the Stahl business in January 2002 resulted in the repayment of £5.4 million Term Debt from the deferred consideration received in January, as required by the bank facilities agreement of which £3.1 million was repaid during the year. The sale of the Metal Extraction Products and Intermediates and Stabilizers businesses in July resulted in the repayment of £52.3 million Term Debt, as required by the bank facilities agreement, of which £1.7 million was repaid during the year. The prepayments are applied across the future repayment schedule as follows:

	Stahl	Metal Extraction Products and Intermediates and Stabilizers
	Prepayment	Prepayment
	2003	2003

	£ million	£ million
Reducing repayments falling due:
In one year or less, or on demand	—	6.9
Between one and two years	—	10.8
Between two and five years	2.3	32.9
In five years or more	—	—

	2.3	50.6

31	Post balance sheet events

On January 31, 2004 Avecia completed the sale of the Additives business to The Lubrizol Corporation for a consideration of £71.0 million. The business’ principle manufacturing asset at Huddersfield, UK is included in the sale. Other manufacturing facilities at Grangemouth, Scotland will continue to be operated by Avecia under a long-term supply agreement. Approximately 110 employees transferred to Lubrizol upon completion.

In March 2004 Avecia signed a definitive agreement to sell its Biocides business to Arch Chemicals Inc for approximately US$215 million. The disposal was completed on April 2, 2004. Dedicated manufacturing assets at Huddersfield, Grangemouth and Seals Sands in the UK, and Mount Pleasant in the USA, transferred to Arch as part of the sale. Arch also acquired a technical service laboratory and commercial offices in various locations. Approximately 290 employees worldwide have been transferred to Arch.

On 14 May 2004, the group secured amended committed bank financing by way of term debt of £100 million, repayable at 31 December 2005, together with a Revolving Credit Facility of £50 million. See Note 1 Basis of Preparation for more details.

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

32	Related party disclosures (continued)

Raw material purchases from the rest of the AstraZeneca group were minimal. Prior to July 1, 1999 Zeneca Specialties received services from various parts of AstraZeneca, which were run on a corporate basis. These services included the running of two major UK manufacturing sites, provision of IT network and mainframe services, together with various administrative support services such as payroll in the UK and USA, and general support in some smaller shared units overseas. All of these services were charged to Zeneca Specialties on a basis, which was intended to reflect its share of these activities and which was consistent with the basis of charging to other AstraZeneca businesses. In addition, certain other charges relating to corporate costs were allocated to each business.

Since July 1, 1999, AstraZeneca is no longer a related party, although there are a number of service level agreements and other arrangements between the two parties that relate to the separation of Avecia from the AstraZeneca group. These arrangements are on an arms length basis at commercial rates.

At December 31, 2003 debtors include £17.2 million (2002: £17.3 million) owed to companies within the group by the parent companies of Avecia Group plc, Avecia Holdings plc and Avecia Finance plc of which £15.3 million relates to acquisition fees and £1.9 million relates to other costs paid by group companies on behalf of Avecia Holdings plc and Avecia Finance plc. These amounts are interest free.

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

Reclassification of parent company debtors

Since the acquisition of the Specialty Chemicals business of AstraZeneca in 1999, certain amounts have been due from Avecia Holdings plc and Avecia Finance plc, the parent companies of Avecia Group plc on a long term basis (see note 16). Under US GAAP, such amounts are reflected as a reduction of shareholders’ funds. Net assets in accordance with US GAAP have been reduced by £17.2 million to reflect this reclassification at December 31, 2003 (December 31, 2002: £17.3 million).

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
Year ended December 31, 2003

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

Deferred taxation

Following the implementation of FRS 19 ‘Deferred tax’ both US GAAP and UK GAAP now provide for deferred taxation on a full liability basis. US GAAP, however, requires provision for revaluation gains, fair value adjustments similar to revaluations arising on the acquisition of a business, latent rolled over gains and the retained earnings of foreign subsidiaries that are not permanently reinvested. These are not normally provided for under UK GAAP.

Pension Expense

There are various differences between UK GAAP and US GAAP in accounting for pension costs:

•
US GAAP requires measurement of plan assets and obligations to be made as at the date of the financial statements or a date not more than three months prior to that date. Under UK GAAP, calculations are made at the date of the financial statements;

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

•
under US GAAP, a minimum pension liability is recognized through other comprehensive income in certain circumstances when there is a deficit of plan assets relative to the accumulated benefits obligation. Under UK GAAP, there is no such requirement.

•
Under US GAAP, pension prepayments and liabilities accrued are included in the balance sheet within debtors, creditors or provisions as appropriate. Under UK GAAP (FRS17), the whole net pensions asset or liability is recognized as a single item on the balance sheet.

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
Year ended December 31, 2003

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

Restructuring Costs

Under UK GAAP provisions for restructuring costs should be made when an entity has; a present obligation as a result of a past event; when it is probable that the transfer of economic benefit will be required to settle the obligation; and a reliable estimate can be made of the amount. Under SFAS 146 costs associated with exit or disposal activities should only be recognized a liability has been incurred.

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

Assets and liabilities

Under US GAAP fixed asset impairments have been calculated in accordance with SFAS 144; this approach differs from FRS11 in the determination of relevant asset groups and also in the determination of which asset groups are subject to an impairment calculation. This has resulted in an additional write-off of £23.1 million. Current assets under UK GAAP include amounts which fall due after more than one year. Under US GAAP such assets would be reclassified as non-current assets. In addition, under UK GAAP unamortized debt issuance costs are netted against the associated debt, whereas under US GAAP such unamortized costs are included in other assets. Provisions for liabilities and charges under UK GAAP include amounts due, or estimated to become payable, within one year which would be reclassified to current liabilities under US GAAP. In addition, under US GAAP, provisions not due or expected to be payable within one year would be shown as part of amounts payable and accrued liabilities due after one year.

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
Year ended December 31, 2003

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
Year ended December 31, 2003

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

Reporting comprehensive income

SFAS No 130 — ‘Reporting comprehensive income’ established requirements for the reporting and display of income and its components, including the reclassification of financial statements for earlier periods for comparative purposes. The information set out in the Statement of Total Recognized Gains and Losses, and below, is consistent with the requirements of SFAS No 130.

Goodwill

Under US GAAP, it is required to ascribe fair values to net assets acquired, including identifiable intangibles, and for goodwill to be capitalized in the balance sheet. Prior to January 1, 2002 goodwill was amortized through the income statement over the estimated useful life of 15 years. SFAS No. 142 ‘Goodwill and Other Intangible Assets’ was adopted during the year ended December 31, 2002. The impairment loss identified on adoption of £34.8 million has been classified as a cumulative effect of a change in accounting principle in accordance with the standard. The effect of nonamortization of goodwill in accordance with the standard on income statements of prior periods would be for the year ended December 31, 2001, to increase net income by £49.9 million, giving a net result in accordance with US GAAP of £10.2 million income. Goodwill is now tested annually for impairment in lieu of amortization.

Cumulative exchange gains and losses

The total recognized gains and losses of Avecia differ from the net income for the year (as set out in the consolidated profit and loss account) in respect of foreign currency translation adjustments amounting to an aggregate gain of £1.6 million for the year ended December 31, 2003 (year ended December 31, 2002 £9.0 million loss, year ended December 31, 2000 £3.4 million loss). The foreign currency adjustments are set out in the Statement of total recognized gains and losses.

The cumulative exchange gains and losses on the translation of foreign currency financial statements into sterling under UK GAAP are set out in the following note.

	Avecia Group plc Consolidated
	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2003	2002	2001

	£ million	£ million	£ million

Balance at beginning of period	(12.6)	(3.6)	(0.2)
Movement in period	1.6	(9.0)	(3.4)

Balance at end of period – (loss)/gain	(11.0)	(12.6)	(3.6)

Registered number: 3768265	142

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

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

Discontinued operations

Under UK GAAP discontinued operations are presented within the financial statements by analyzing the relevant line items. US GAAP requires that net income/loss, net of tax, for a discontinued operation be presented on a single line in the income statement. Under US GAAP, discontinued operations include the gain on disposal of business of £15.4 million (2002 : £9.4 million, 2001 : £4.0 million) and an allocation of the tax charge of £nil million (2002 £0.4 million, 2001 £4.7 million).

Exceptional Items

Under UK GAAP certain amounts are separately identified on the face of the income statement as exceptional. These amounts relate primarily to impairments and restructuring costs. Under US GAAP these amounts would not be separately identified and would be included as part of operating costs.

Registered number: 3768265	143

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

34 Difference between UK and US accounting principles (continued)

The following is a summary of the material adjustments to net profit/(loss) and net assets/(liabilities) which would have been required if US GAAP had been applied instead of UK GAAP.

	Avecia Group plc Consolidated

	For the year ended December 31, 2003	For the year ended December 31, 2002	For the year ended December 31, 2001
		Restated	Restated

	£ million	£ million	£ million

Net (loss)/profit for the financial period under UK GAAP restated (1)	(94.5)	(43.0)	(38.3)

Adjustments to conform to US GAAP
Capitalization of interest, less disposals and amortization	2.5	0.3	2.9
Software costs capitalized under US GAAP	0.2	—	—
Income recognition deferral	—	1.2	7.1
Pension expense	(1.5)	(5.2)	(3.6)
Post-retirement benefits (2)	4.8	(0.5)	0.6
Differences on profit on disposal of business (3):	(7.0)	(4.8)	(2.2)
Goodwill amortization	29.6	30.7	(8.1)
Goodwill additional impairment under UK GAAP	—	21.5	—
Goodwill additional impairment under US GAAP	(11.7)	—	—
Fixed asset additional impairment under UK GAAP	—	4.1	—
Fixed asset additional impairment under US GAAP	(23.1)	—	—
Deferred tax asset recognized under US GAAP	—	—	(5.3)
Foreign exchange on PIK preference shares reclassified as debt	—	—	(0.3)
Restructuring costs not recognized under SFAS 146	(7.4)	7.4	—
SFAS 133: Derivative instruments	5.5	2.1	(4.6)
Deferred taxation on adjustments to conform to US GAAP	(0.7)	0.6	(0.1)

Net (loss)/income before cumulative effects of change in accounting policy	(103.4)	14.4	(51.9)
Cumulative effect of change in accounting policy
– on adoption of SFAS 142	—	(34.8)	—
– on adoption of SFAS 133	—	—	(1.9)

Net (loss)/income in accordance with US GAAP	(103.4)	(20.4)	(53.8)
Preference share dividend	(6.4)	(6.0)	(5.4)

Net (loss)/income available to common shareholders in accordance with US GAAP	(109.7)	(26.4)	(59.2)

Loss before taxation in accordance with US GAAP from:
– continuing operations	(96.7)	17.5	(44.8)
– discontinued operations	(5.8)	(32.0)	1.9
Taxation in accordance with US GAAP on:
– continuing operations	(0.9)	(5.6)	(5.8)
– discontinued operations	—	(0.3)	(5.1)

Net loss in accordance with US GAAP from:
– continuing operations	(97.7)	11.9	(50.6)
– discontinued operations	(5.8)	(32.3)	(3.2)

Registered number: 3768265	144

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

34 Difference between UK and US accounting principles (continued)

(1) Prior years have been restated to reflect the adoption of FRS17.

(2) Under US GAAP, the amount charged to the profit and loss account for Post Retirement Benefits is the total net periodic benefit cost. Under UK GAAP only the service cost plus interest cost is charged.

(3) Under US GAAP, the elements of the purchase accounting adjustments, which related to the Metal Extraction Products and Intermediates and Stabilizers businesses are charged directly against the profit in the period on the disposal of the business; this accounts for £7.0 million loss of the GAAP difference shown. The impact of exchange losses previously taken to reserves was nil.

(4) Under US GAAP, when proceeds of a disposal are required to be used to prepay existing debt, the interest attached to that amount is disclosed within discontinued operations. Therefore interest has been calculated on the proceeds of the businesses disclosed as discontinued.

Registered number: 3768265	145

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

34	Difference between UK and US accounting principles (continued)

	Avecia Group plc Consolidated
	As at December 31, 2003	As at December 31, 2002
		Restated

	£ million	£ million
UK GAAP
Net assets under UK GAAP as originally stated		219.8
Impact of adopting FRS 17		(81.3)

Total net assets restated	18.7	138.5

Adjustments to conform to US GAAP
Reclassification of parent company debtors	(17.2)	(17.3)
Capitalization, less disposals and amortization of interest	10.6	8.1
Software costs capitalized under US GAAP	0.2	—
Income recognition deferral	(4.8)	(4.8)
Pension liability	83.2	73.8
Post-retirement benefits/plan amendment	2.4	(0.5)
Additional minimum liability	(56.0)	(31.7)
Purchase accounting adjustments	86.0	93.0
Additional Goodwill impairment under US GAAP	(25.0)	(13.3)
Removal of goodwill amortization under UK GAAP	60.3	30.7
Additional fixed asset impairment under UK GAAP	—	4.1
Additional fixed asset impairment	(19.0)	—
Pay-in-kind preference shares reclassified as debt	(37.7)	(35.0)
Tax on adjustments to conform to US GAAP	(0.2)	0.5
Derivative Instruments	3.3	(1.6)
Restructuring costs not recognized under SFAS 146	—	7.4

Net assets in accordance with US GAAP	104.8	251.9

Prior year has been restated to reflect the adoption of FRS17.

Registered number: 3768265	146

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

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

For the purposes of Securities Act 1933, guarantees of securities are themselves securities. As a result, the Securities Act requires both the issuer of the debt and guarantor to be either registered or exempt from registration. However, Rule 3-10 of Regulation S-X has restated the general rule that all issuers or guarantors must include separate financial statements. Paragraph (e) of Rule 3-10 provides that a subsidiary guarantor need not include separate financial statements if no other subsidiary of the company guarantees the securities, the guarantee is full and unconditional, the parent company’s financial statements are filed for the required periods and a note to the parent company’s financial statments includes condensed consolidating financial information for the same periods.

Profit and loss account

	For the year ended December 31, 2003
	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

	£ million	£ million	£ million	£ million	£ million

Turnover	—	—	485.2	—	485.2
Net operating costs	—	—	(566.3)	—	(566.3)
Share of operating profit of joint venture	—	—	1.7	—	1.7
Profit on disposal of business	—	—	15.4	—	15.4

Profit on ordinary activities before interest and taxation	—	—	(64.0)	—	(64.0)
Other interest receivable and similar income	41.3	37.8	34.3	(79.1)	34.3
Interest payable and similar charges	(37.6)	(37.8)	(67.6)	79.1	(63.9)

Profit on ordinary activities before taxation	3.7	—	(97.3)	—	(93.6)
Taxation on profit on ordinary activities	—	—	(0.9)	—	(0.9)

Net income/(loss) for the financial period	3.7	—	(98.2)	—	(94.5)

US GAAP adjustments	—	—	(8.9)	—	(8.9)

US GAAP net income/(loss)	3.7	—	(107.1)	—	(103.4)

Financial Reporting Statement 17 ‘Retirement Benefits’ was adopted for the year ending 31 December 2003. The financial information for 2002 has been adjusted retrospectively.

Registered number: 3768265	147

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

35	Condensed financial statements (continued)

Profit and loss account (continued)

	For the year ended December 31, 2002 (Restated)
	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

	£ million	£ million	£ million	£ million	£ million

Turnover	—	—	575.7	—	575.7
Net operating costs	—	—	(592.9)	—	(592.9)
Share of operating profit of joint venture	—	—	2.2	—	2.2
Profit on disposal of business	(0.2)	—	9.6	—	9.4

Profit on ordinary activities before interest and taxation	(0.2)	—	(5.4)	—	(5.6)
Other interest receivable and similar income	44.2	41.8	34.5	(86.0)	34.5
Interest payable and similar charges	(40.7)	(41.8)	(68.9)	86.0	(65.4)

Profit on ordinary activities before taxation	3.3	—	(39.8)	—	(36.5)
Taxation on profit on ordinary activities	—	—	(6.5)	—	(6.5)

Net income/(loss) for the financial period	3.3	—	(46.3)	—	(43.0)

US GAAP adjustments	—	—	22.6	—	22.6

US GAAP net income/(loss)	3.3	—	(23.7)	—	(20.4)

Financial Reporting Statement 17 ‘Retirement Benefits’ was adopted for the year ending 31 December 2003.

The financial information for 2002 has been adjusted retrospectively.

Registered number: 3768265	148

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

35	Condensed financial statements (continued)

Profit and loss account (continued)

	For the year ended December 31, 2001 Restated
	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

	£ million	£ million	£ million	£ million	£ million

Turnover	—	—	803.6	—	803.6
Net operating costs	—	—	(755.2)	—	(755.2)
Share of operating profit of joint venture	—	—	1.4	—	1.4
Profit on disposal of business	—	—	4.0	—	4.0

Profit on ordinary activities before interest and taxation	—	—	53.8	—	53.8
Other interest receivable and similar income	44.5	44.5	2.6	(89.0)	2.6
Interest payable and similar charges	(43.3)	(44.5)	(90.1)	89.0	(88.9)

Profit on ordinary activities before taxation	1.2	—	(33.7)	—	(32.5)
Taxation on profit on ordinary activities	—	—	(5.8)	—	(5.8)

Net income/(loss) for the financial period	1.2	—	(39.5)	—	(38.3)
US GAAP adjustments	(0.3)	—	(15.2)	—	(15.5)

US GAAP net income/(loss)	0.9	—	(54.7)	—	(53.8)

The other notes to these financial statements provide additional information relevant to this note.

Registered number: 3768265	149

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

35	Condensed financial statements (continued)

Balance sheet

	As at December 31, 2003
	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

	£ million	£ million	£ million	£ million	£ million

Fixed assets	328.6	326.8	569.8	(655.4)	569.8
Current assets	342.3	312.9	178.7	(658.2)	175.7
Creditors: amounts falling due within one year	(15.2)	—	(180.0)	29.7	(165.5)
Creditors: amounts falling due after more than one year	(302.1)	(312.9)	(454.1)	628.5	(440.6)
Provisions for liabilities and charges including pension liability	—	—	(120.7)	—	(120.7)

Net assets	353.6	326.8	(6.3)	(655.4)	18.7

Share capital and reserves
Share capital (including non-equity)	330.6	326.8	326.8	(653.6)	330.6
Reserves	23.0	—	(333.1)	(1.8)	(311.9)
Minority interests	—	—	—	—	—

	353.6	326.8	(6.3)	(655.4)	18.7
US GAAP adjustments	(37.7)	—	123.8	—	86.1

US GAAP net assets	315.9	326.8	117.5	(655.4)	104.8

Financial Reporting Statement 17 ‘Retirement Benefits’ was adopted for the year ending 31 December 2003. The financial information for 2002 has been adjusted retrospectively.

Registered number: 3768265	150

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

35	Condensed financial statements (continued)

Balance sheet (continued)

	As at December 31, 2002 (Restated)
	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

	£ million	£ million	£ million	£ million	£ million

Fixed assets	328.6	326.8	687.9	(655.4)	687.9
Current assets	371.9	344.1	235.6	(719.1)	232.5
Creditors: amounts falling due within one year	(18.5)	—	(135.8)	28.3	(126.0)
Creditors: amounts falling due after more than one year	(328.4)	(344.1)	(562.0)	690.8	(543.7)
Provisions for liabilities and charges including pension liability	—	—	(112.2)	—	(112.2)

Net assets	353.6	326.8	113.5	(655.4)	138.5

Share capital and reserves
Share capital (including non-equity)	330.5	326.8	326.8	(653.6)	330.5
Reserves	23.1	—	(212.3)	(1.8)	(191.0)
Minority interests	—	—	—	—	—

	353.6	326.8	113.5	(655.4)	138.5
US GAAP adjustments	(35.0)	—	148.4	—	113.4

US GAAP net assets	318.6	326.8	261.9	(655.4)	251.9

Financial Reporting Statement 17 ‘Retirement Benefits’ was adopted for the year ending 31December 2003. The financial information for 2002 has been adjusted retrospectively.

Registered number: 3768265	151

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

35	Condensed financial statements (continued)

Cash flow statement

	For the year ended December 31, 2003
	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

	£ million	£ million	£ million	£ million	£ million

Cash inflow from operating activities	—	—	47.3	—	47.3
Dividends from joint ventures	—	—	3.0	—	3.0
Returns on investments and servicing of finance	—	—	(47.0)	—	(47.0)
Taxation	—	—	(0.1)	—	(0.1)
Capital expenditure and financial investment	—	—	(49.6)	—	(49.6)
Acquisitions and disposals	—	—	76.6	—	76.6

Cash inflow before financing	—	—	30.2	—	30.2
Financing	—	—	(40.6)	—	(40.6)

Increase in cash in the period	—	—	(10.4)	—	(10.4)
US GAAP adjustments	—	—	—	—	—

US GAAP increase in cash in the period	—	—	(10.4)	—	(10.4)

	For the year ended December 31, 2002
	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

	£ million	£ million	£ million	£ million	£ million

Cash inflow from operating activities	0.2	—	107.6	—	107.8
Dividends from joint ventures	—	—	5.5	—	5.5
Returns on investments and servicing of finance	—	—	(56.9)	—	(56.9)
Taxation	—	—	(4.1)	—	(4.1)
Capital expenditure and financial investment	—	—	(43.1)	—	(43.1)
Acquisitions and disposals	(0.2)	—	196.4	—	196.2

Cash inflow before financing	—	—	205.4	—	205.4
Financing	—	—	(201.2)	—	(201.2)

Increase in cash in the period	—	—	4.2	—	4.2
US GAAP adjustments	—	—	—	—	—

US GAAP increase in cash in the period	—	—	4.2	—	4.2

Registered number: 3768265	152

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

35	Condensed Financial Statements (continued)

Cash flow statement (continued)

	For the year ended December 31, 2001
	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

Cash inflow from operating activities	—	—	120.5	—	120.5
Dividends from joint ventures	—	—	2.9	—	2.9
Returns on investments and servicing of finance	—	—	(73.3)	—	(73.3)
Taxation	—	—	(7.7)	—	(7.7)
Capital expenditure and financial investment	—	—	(62.1)	—	(62.1)
Acquisitions and disposals	—	—	31.1	—	31.1

Cash outflow before financing	—	—	11.4	—	11.4
Financing	—	—	(20.3)	—	(20.3)

Decrease) in cash in the period	—	—	(8.9)	—	(8.9)
US GAAP adjustments	—	—	—	—	—

US GAAP (decrease) in cash in the period	—	—	(8.9)	—	(8.9)

The other notes to these financial statements provide additional information relevant to this note.

Registered number: 3768265	153

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2003

Exhibit Index

Description

1.1	Memorandum of Association

1.2	Articles of Association

4.(a).1	Amended Bank Facilities Agreement

8	List of significant subsidiaries

11	Code of Ethics

12.1	Certification of Jeremy P. Scudamore, Chief Executive Officer of Avecia Group plc, pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

12.2	Certification of Derrick A. Nicholson, Chief Financial Officer of Avecia Group plc, pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13	Certification pursuant to 18 U.S.C section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

Registered number: 3768265	154