Form 20-F
period 2004-12-31
AVECIA GROUP PLC
filed 2005-05-18
CIK 1102027

As filed with the Securities and Exchange Commission on          , 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE FINANCIAL PERIOD ENDED DECEMBER 31, 2004

Commission file number 333-11268
AVECIA GROUP plc
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)
P.O. Box 42
Hexagon House
Blackley, Manchester
M9 8ZS
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

     Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each class 11% Senior Notes due 2009 16% Pay-in-Kind Preference Shares due 2010	Name of each exchange on which registered Luxembourg Stock Exchange None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of £1.00 each 329,100,001 (as at December 31, 2004)
Preference shares of $1.00 each 3,022,496 (as at December 31, 2004)

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

Item 17    Item 18

Registered number: 3768265

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Contents

Introduction	2
Forward looking statements	2

Part I

Part II

Part III

Registered number: 3768265	1

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

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

Cautionary statement regarding forward-looking statements

In order to utilize the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, Avecia is providing the following cautionary statement. This 2004 Form 20-F contains certain forward-looking statements with respect to the financial condition, results of operations and business of Avecia and certain of the plans and objectives of Avecia with respect to these items. In particular, certain statements contained in the 2004 Form 20-F, including the statements in ‘Item 4 Information on the company’ with regard to strategic vision, management objectives, estimated filing and launch dates for products in development, patent protection, trends in market shares, trends in competitive position and product volumes and environmental obligations, the statements in ‘Item 5 Operating and financial review and prospects’ with regard to trends in results of operations, margins, overall market trends, debt levels, risk management, market risk and exchange rates, the statements in ‘Item 8 Financial information’ with regard to the likely outcome and financial impact on Avecia of litigation and other proceedings and the statements in ‘Item 11 Quantitative and qualitative disclosures about market risk’ with regard to risk management, market risk and exchange rates are forward-looking in nature. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors are highlighted below:

•	Avecia’s high degree of leverage and significant debt service obligations as well as future cash flow and earnings;
•	Avecia’s sales growth across its principal businesses, its strategy for improving margins, and increasing manufacturing capacity and capability;
•	Avecia’s ability to manufacture products to agreed specifications and in a timely manner;
•	the failure of market conditions in the major industry sectors and regions in which Avecia operates;
•	the failure of products to perform as anticipated, including the successful development of the market for DNA Medicines and the continued development of an outsourcing market in pharmaceutical intermediates;
•	the highly competitive nature of diverse specialty chemical markets and competition from generic manufacturers;
•	Avecia’s technological and manufacturing assets and the ability to utilize them to further increase sales and the profitability of the businesses;
•	Avecia’s ability to retain existing and obtain new customers;
•	risks related to environmental costs, liabilities or claims;
•	Avecia’s strategy to gain market share in the pharmaceutical intermediates outsourcing market;
•	exchange rate fluctuations;
•	the risk that research and development will not yield new products that achieve commercial success;
•	price controls and price reductions;
•	risk of loss or expiration of patents or trademarks;
•	difficulties of obtaining and maintaining regulatory approvals for products and operations; and
•	risk of substantial product liability or other claims;
•	Avecia may be required to make significant additional contributions to reduce pension fund deficits

Avecia and its management undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Registered number: 3768265	2

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Part I

Item 1 Identity of directors, senior management and advisors

Not applicable.

Item 2 Offer statistics and expected timetable

Not applicable.

Item 3 Key information

Selected financial data

The selected historical consolidated financial information presented below as at and for the financial years ended December 31, 2004, 2003, 2002, 2001 and 2000 has been derived from the audited historical consolidated financial statements of Avecia Group plc.

Avecia Group plc prepares financial statements in accordance with UK GAAP, which differs in certain significant respects from US GAAP. A description of the significant differences between UK and US GAAP applicable to Avecia and a reconciliation of profit after taxation (or net income) and shareholders’ funds (or net assets) are included within note 33 to the financial statements. Additional disclosures required by US GAAP are set out in the financial statements.

Registered number: 3768265	3

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

	Avecia Group plc Consolidated

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2004	2003	2002	2001	2000

	£ million	£ million	£ million	£ million	£ million
		(Restated)	(Restated)	(Restated)	(Restated)
Profit and loss account information

Amounts in accordance with UK GAAP
Turnover from continuing operations	200.1	185.6	250.1	272.4	233.8
Turnover from discontinued operations (a)	207.1	299.6	325.6	531.2	555.8
Total group turnover	407.2	485.2	575.7	803.6	789.6
Operating loss from continuing operations	(83.7)	(129.9)	(75.3)	(30.5)	(15.5)
Operating profit from discontinued operations (a)	33.3	48.8	58.1	78.9	90.3
Total group operating (loss)/profit	(50.4)	(81.1)	(17.2)	48.4	74.8
Profit/(loss) after taxation	18.9	(94.5)	(43.0)	(38.3)	(35.5)
Profit/(loss) after taxation and minority interest	12.3	(100.9)	(49.0)	(43.7)	(40.0)

Amounts in accordance with US GAAP
Turnover from continuing operations	193.0	180.6	245.6	268.5	382.4
Operating profit/(loss) from continuing operations	42.4	(147.7)	(54.0)	(35.9)	(11.2)
Profit/(loss) from discontinued operations (a)	(55.5)	62.9	62.9	73.8	61.0
Net loss	(22.2)	(103.4)	(20.4)	(53.8)	(54.4)
SFAS No.142 adoption	—	—	—	(41.8)	(41.4)
Net loss had SFAS No. 142 been adopted	(22.2)	(103.4)	(20.4)	(12.0)	(13.0)

		Avecia Group plc Consolidated

		Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000

		£ million	£ million	£ million	£ million	£ million
			(Restated)	(Restated)	(Restated)	(Restated)
Other financial information

Amounts in accordance with UK GAAP
•	Depreciation amortization and impairment	81.1	136.2	102.8	89.1	79.1
•	Expenditure on tangible and intangible fixed assets and fixed asset investments	15.3	50.0	46.0	61.2	60.3

Amounts in accordance with US GAAP
•	Depreciation, amortization and impairment	105.4	131.9	124.3	97.2	85.5
•	Expenditure on tangible and intangible fixed assets and fixed asset investments	15.3	50.0	46.0	61.2	60.3

Registered number: 3768265	4

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

	Avecia Group plc Consolidated

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2004	2003	2002	2001	2000

	£ million	£ million (Restated)	£ million (Restated)	£ million (Restated)	£ million (Restated)
Balance sheet information (at end of year)

Amounts in accordance with UK GAAP
Net current assets	2.0	9.7	106.2	154.5	156.2
Total assets	572.2	745.0	920.1	1,250.6	1,338.2
Net assets	15.5	18.2	138.2	273.3	314.7
Ordinary Share Capital	330.7	330.6	330.5	329.1	329.1
Number of Ordinary Shares outstanding (million)	70.9	70.9	70.9	70.9	70.9
Amounts in accordance with US GAAP
Net current (liabilities)/assets	(25.7)	(23.8)	73.0	114.2	120.6
Total assets	666.7	838.3	1,016.0	1,359.0	1,460.9
Net assets *	90.4	104.3	251.6	315.4	373.6
Ordinary Share Capital	330.7	330.6	330.5	329.1	329.1
Number of Ordinary Shares outstanding (million)	70.9	70.9	70.9	70.9	70.9

Cash flow data

Amounts in accordance with UK GAAP
Net cash inflow from operating activities	11.2	47.3	107.8	120.5	147.2
Net cash inflow/(outflow) from investing activities	173.6	27.0	153.1	(31.1)	(100.8)
Net cash outflow from financing	(133.8)	(40.6)	(201.2)	(20.3)	(12.5)

Amounts in accordance with US GAAP
Net cash (used in)/provided by operating activities	(24.9)	3.2	52.3	42.4	66.1
Net cash provided by/(used in) investing activities	173.6	27.0	153.1	(31.1)	(100.8)
Net cash (used in) financing activities	(133.8)	(40.6)	(201.2)	(20.3)	(12.5)
* Excludes the preference shares

Notes

a.	Discontinued activities, under UK GAAP, comprise the Specialty Products businesses of Additives (sold January 31, 2004) and Biocides (sold April 2, 2004) and the NeoResins business sold after the year end on February 2, 2005. These disposals are discussed further in ‘Item 5: Operating and financial review and prospects’. The comparative years’ split between continuing and discontinuing were restated accordingly. Under US GAAP the Displays and OSC businesses sold after the year end on February 28 2005 is also considered to be discontinued.

b.	UITF 38 ‘Accounting for ESOP Trusts ‘ has been adopted for the year ended 31 December 2004. The financial information for 2003, 2002,2001 and 2000 has been adjusted retrospectively.

Registered number: 3768265	5

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

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

The average rate means the average of the exchange rates on the last day of each month during a year.

	Exchange rates

Financial period ended	Rate at year end	Highest rate	Lowest rate	Average rate
2000	1.50	1.65	1.40	1.52
2001	1.45	1.50	1.37	1.44
2002	1.61	1.61	1.41	1.51
2003	1.78	1.78	1.55	1.64
2004	1.92	1.95	1.75	1.84

Month ended		Highest rate	Lowest rate
October 2004		1.84	1.78
November 2004		1.91	1.83
December 2004		1.95	1.91
January 2005		1.91	1.86
February 2005		1.92	1.86
March 2005		1.93	1.87
April 2005		1.92	1.87

On April 29, 2005 the Noon Buying Rate was $1.91 per pound.

Risk factors

Financing – Failure to abide by the terms governing our sources of finance could lead to additional financing costs or early repayment of finance.

Under the terms of our senior secured credit facility and the senior notes indenture we are required to ensure that our financial performance stays in compliance with specified pre-agreed financial ratio limits, and we are prohibited from carrying out certain types of finance transactions. Failure to meet the terms of the facility or indenture, and subsequent failure to rectify such a breach could lead to additional financing charges in the form of penalties or interest, or at worst withdrawal of all the facilities, and a demand for immediate repayment of amounts outstanding. In this event we would be unable to assure the ongoing operation of our business and meet our other financial commitments.

Customer concentration – Our profitability will be hindered if we are unable to continue to generate repeat business.

Many of our products are sold to a small number of large industrial and pharmaceutical enterprises. Some of these customers, particularly in Electronic Materials and Biotechnology, are not bound by long-term contracts. As a result, we cannot assure you that we will continue to generate repeat business for such products. In Electronic Materials in particular, over 80% of our sales are made to the four leading printer manufacturers. Any significant adverse variation in our relationship and/or sales to any one of these customers would have a material adverse effect on our results of operations and on our stated strategy of growing the business and increasing our profitability. In Biotechnology, our current growth has been supported by a small number of contracts. Future growth will depend on our ability to maintain these contracts with existing customers and to obtain new contracts with existing and new clients, and the success or otherwise of our customer products for which we supply materials or intermediates.

Registered number: 3768265	6

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Quality – We may lose business or be exposed to customers’ claims if we do not make product to specification or adhere to agreed processes.

Many of our Biotechnology and Chemicals products are made to the customers’ technical specifications. Failure to make to these specifications could lead to customers terminating their manufacturing and supply agreements with us, and potentially making claims against us for damages caused. In addition some of these products are made following rigorous pre-defined processes, which may be subject to audit by customers or registration authorities. Failure to meet the prescribed quality standards could lead to termination of our manufacture of these products with consequent loss of revenues.

Performance – We may be unable to produce products in a timely fashion. This could result in the loss of important contracts, damage our relationship with our clients, and adversely impact our sales, profitability, cash flow and margins.

Our Biotechnology and Chemicals businesses depend on our ability to develop manufacturing processes and products which meet customers’ specifications and to deliver them in a timely fashion. These products involve complex chemical processes and may require us to expand or modify our manufacturing capabilities. It is not always possible to meet clients’ demands. If we fail to meet their demands, we may be liable for liquidated damages and other penalties, unless customers choose to waive these contractual provisions. We cannot assure you that we will not become subject to such penalties.

Business strategy – The areas we have selected for growth may not prove successful in which case our financial performance and results of operations would be adversely impacted.

We have made investments in research and development as well as in strategic alliances and acquisitions based on current trends in the industries in which we operate. If some of these trends were to change or if some of our strategic alliances prove unsuccessful, there could be a material adverse effect on our business, results of operations, financial condition or prospects. For example, we anticipate continued development of, and demand for, DNA and microbial medicines, growth in new Electronic Materials markets including inkjet printing and electrophotography. Consequently, we have made significant investments in research, development and technology processes, and manufacturing capability. See Item 4 - Information on the company.

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

Technological innovation – Our profitability and cash flow could be hampered if we fail to keep up with the technological innovation in the speciality chemicals business. This could adversely impact our sales, profitability, cash flow and margins.

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

In Electronic Materials, for example, our future growth will depend in large part on our ability to successfully produce and commercialize the next generation of ink jet printing materials. Also, our growth in this business will depend on our successful development of Electrophotography products.

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

Environmental regulation – We are exposed to the risk that our business could be adversely and materially affected by environmental compliance expenditures.

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

a.	AstraZeneca does not fulfill its obligations under the Environmental Deed with respect to environmental liabilities relating to our operations and facilities prior to June 1999;

b.	Environmental liabilities relating to our operations and facilities exceed AstraZeneca’s indemnity under the Environmental Deed or arise after the expiry of the relevant time limits for indemnity;

c.	Our environmental liabilities exceed the amounts that we have reserved with respect to them; and

d.	Other contingent liabilities related to our sites arise.

Currency fluctuations – We are exposed to the risk of currency fluctuations in many countries which may adversely impact our turnover and operating margins.

Our operations are conducted through subsidiaries in five countries. The results of the operations and the financial position of these subsidiaries are reported in the relevant foreign currencies or the appropriate functional currency and then translated into pounds sterling at the applicable exchange rates for inclusion in our combined financial statements. The exchange rates between these currencies and the pound sterling in recent years have in the past and may in the future fluctuate substantially. Because we generate a significant percentage of our revenues and a substantially lower percentage of our operating expenses in currencies other than the pound sterling, fluctuations in the value of the pound sterling against other currencies have had in the past, and may have in the future, a material effect on our turnover and operating margins.

In addition, because our financial statements are stated in pounds sterling, the translation effect of such fluctuations have had in the past, and may have in the future, a material effect on our results of operations and financial position and may significantly affect the comparability of our results between financial periods.

Proprietary technologies – We may not be able to adequately protect our intellectual proprietary rights.

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

Competitive product markets and new generic product competitors – We may face price pressure in the markets we operate in which would reduce our turnover and operating margins.

The markets for some of our products and services are highly competitive. We are exposed to the competitive characteristics of several different geographic markets and industries. In addition, we believe that rapid identification of new product applications and the ability to supply commercial quantities of products that enable such applications are important competitive factors. Some of our competitors have greater financial, technical and marketing resources than we do. As the markets for our products expand, we expect that additional competition will emerge and that existing competitors may commit more resources to the markets in which we participate. In a few cases, as the patent protection for our products has expired, new generic competitors entered the market and generic competition resulted in lower prices for those products. We cannot assure you that we will be able to compete effectively in these various areas in the future. See Item 4 Information on the company.

Our principal competitors vary from business to business and range from large international companies such as BASF, Bayer, Ciba, Clariant and Lonza to a large number of smaller regional companies of varying sizes.

Registered number: 3768265	9

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

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

We manufacture and distribute our products in several countries around the world. We are confronted with different legal and regulatory requirements in many jurisdictions. These include:

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

Pension deficits – we may be required to make significant contributions to our pension funds to reduce their funding deficits.

We operate defined benefit pension schemes for employees in the United Kingdom and United States. At present there is a deficit between the value of projected liabilities of these schemes and the value of the assets they hold. We are at present making contributions towards those deficits in line with applicable regulations or recommendations of the Scheme Actuary. However in the event of a sharp decline in the value of equity markets, we may be required to increase the level of these cash contributions. Also in the United Kingdom, contribution levels are determined by the Scheme Actuary, and in the event of adverse performance in our business or other events adversely impacting our financial position, The actuary could demand increased cash contributions to the fund.

Registered number: 3768265	10

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

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

The company is domiciled in the United Kingdom and its registered office is:

Hexagon House
Blackley
Manchester M9 8ZS
United Kingdom
Telephone (00 44) 161 740 1460

From December 31, 1999 to December 31, 2004 the company has continued to operate its business within the same major business segments and end markets except for the disposal of the Stahl segment in 2002 and the disposal of the Specialty Products segment in 2003 and 2004. NeoResins was sold subsequent to the year end on February 2, 2005 and the Displays and OSC business was also sold subsequent to the year end on February 28, 2005.

We made two significant acquisitions during 2000 and from 2002 we sold a number of our businesses as described in Item 5 - Operating and Financial Review and Prospects. These are discussed in full in the business overviews below.

Cash flows in respect of capital expenditures and disposals for the last three calendar years are as follows:

	Avecia Group plc Consolidated

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2004	2003	2002

	£ million	£ million	£ million
Purchase of tangible fixed assets	(17.4)	(49.9)	(42.9)
Purchase of intangible fixed assets	(1.1)	(0.3)	(0.3)
Sales of plant and machinery	(5.2)	0.6	0.1
Sale of Stahl business (net)	—	20.3	201.4
Sale of Metal Extraction Products and Intermediates and Stabilizers businesses	—	58.4	—
Sale of Additives Business	69.0	—	—
Sale of Biocides Business	119.4	—	—
Sale of SDM business	6.3

In January 2004, we completed the disposal of our Additives business to the Lubrizol Corporation with group proceeds arising on the disposal of £69 million. In April 2004 we completed the disposal of our Biocides business to Arch Chemicals, Inc., with group proceeds arising on the disposal of $200 million. The combined proceeds of these two disposals resulted in the repayment of £160.5 million of Term Debt, as required by the bank facilities agreement. In November 2004 we completed the disposal of our Special Drug Mixtures business to the Copperhead Chemical Company with proceeds arising on the disposal of some £6 million.

Registered number: 3768265	11

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

In July 2003 the group completed the disposal of the Metal Extraction Products and Intermediates and Stabilizers businesses to Cytec Industries Inc. The group proceeds arising on the disposal were $81.8 million (£58.6 million) which was received on July 31, 2003. This resulted in the repayment of £52.3 million of Term Debt as required by the bank facilities agreement.

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

In 2005 we have budgeted that the purchase of tangible fixed assets will decrease by some £3.0 million, mainly due to the completion of the large scale biologics manufacturing facility in the UK. The total expenditure will be funded from the net proceeds of business disposals in 2005.

Business Overview

Avecia is a global group of focused specialty chemicals businesses. We provide a comprehensive range of process development and manufacturing services to a high standard of quality assurance, and we develop, manufacture and sell high quality, technologically advanced, value-added chemical products to customers in a wide range of industries.

Avecia operates through three main business segments and seven strategic business units. Its businesses are linked by core competencies in organic chemistry, polymer and biological science and process technology. These businesses are supported by a network of six manufacturing facilities located in three countries.

The group continues to re-evaluate its segments and has re-stated its disclosure to conform to these new segments.

The following table sets forth Avecia’s revised principal businesses and end markets:

Business		Strategic Business Units		Principal applications and end markets

1	Chemicals	• •	Pharmaceutical intermediates Fine Chemicals	Complex custom chemical intermediates, and active ingredients for pharmaceutical and agrochemical products. Monomer stabilizers.

2	Biotechnology	•	Biotechnology	Complex custom chemical intermediates, and active ingredients for DNA and Biologics medicines.

3	Electronic Materials	• • •	Ink Jet printing materials Electrophotography Image Polymers	Color and black dyes, dye based and pigment based inks for ink jet printers, polymers for use in ink jet inks, consumables for photocopiers and laser printers.

4	Discontinued	• • • •	Pool and Spa Protection and Hygiene Pigments and Additives NeoResins	Chemical sanitizers for pools and spas. Preservatives, fungicides and disinfectants for industrial and consumer products. Intermediate and specialty chemicals for a range of industries paints, and plastic. Waterborne resins used as binders and additives in the paint, coating, adhesive and printing ink industries.

Registered number: 3768265	12

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Discontinued operations includes two former Specialty Products businesses: Additives, sold on January 31, 2004 and the Biocides (Pool and Spa and Protection and Hygiene) business, sold on April 2, 2004. NeoResins was sold subsequent to the year end on February 2, 2005. The Displays and Organic semiconductor business units, which comprised part of our Electronic Materials business, were sold subsequent to the year end on February 28, 2005.

The tables below set out turnover information for each of the business segments and for each of the geographic regions by origin.

	Avecia Group plc Consolidated

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2004	2003	2002

	£ million	£ million	£ million
Total sales to third parties
Business Segment
Chemicals	77.8	92.0	136.3
Biotechnology	55.7	30.5	49.4
Electronic Materials	61.5	63.0	63.8
Central	5.1	0.1	0.6

Continuing Operations	200.1	185.6	250.1

Discontinued	207.1	299.6	325.6

	407.2	485.2	575.7

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2004	2003	2002

	£ million	£ million	£ million
Total sales to third parties Geographic Region
UK	49.5	130.5	164.0
Continental Europe	156.0	131.1	122.9
The Americas	141.4	178.1	241.9
Asia, Africa and Australasia	60.3	45.5	46.9

	407.2	485.2	575.7

(1) Chemicals

Through its Pharmaceutical business units Chemicals provides a comprehensive range of process development and manufacturing services to a high standard of quality assurance (defined by the US FDA and other international Health Authorities for the manufacture of intermediates and active ingredients, and commonly known as cGMP), making a core contribution to the clinical development programmes, speed to market, and commercialization of its customers new medicines.

The Agrochemicals Intermediates business unit provides contract manufacturing of chemical intermediates and active ingredients used to manufacture a range of chemicals including crop treatment products, biocides, additives, and other specialty chemicals.

Registered number: 3768265	13

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

An intermediate is a chemical entity which, when combined with other chemicals, produces a different chemical entity or form. Although Chemicals does not invent these new molecules, it providesproprietaryexpertise in process development and manufacturing for pharmaceutical and agrochemical companies.

Acquisitions

On December 11, 2002 Avecia completed the acquisition of the fine chemicals business of Synthon Chiragenics Corporation for consideration of $2.5m. This acquisition gives Avecia access to nearly 150 intermediates and complex chiral compounds, adding to Avecia Pharmaceuticals existing chiral technologies.

Disposals

The Intermediates and Stabilisers business unit was sold to Cytec Industries Inc on July 31, 2003. The Special Drug Mixtures business was sold to the Copperhead Chemical Company Inc. in November 2004.

Products and markets

The following table sets forth Chemicals’ principal products and applications:

Business Sector	Products	Application

Pharmaceutical Intermediates	Complex custom chemical intermediates and active ingredients.	Used in the manufacture of pharmaceutical products.

Fine Chemicals	Standard and custom chemical intermediates and toll manufacture.	Agrochemical compounds.

Pharmaceutical Intermediates

Avecia’s Pharmaceutical Intermediates business is focused on the custom synthesis of complex intermediates and active ingredients, as part of a customer’s new drug development and commercialisation process. The business has both a broad organic chemistry capability and specific technology strengths, notably in the manufacture of ‘chiral’ compounds, hydride reductions, organometallic reagents and processes involving hazardous raw materials. Through its Canadian subsidiary Torcan and other small scale units in the UK, and its large scale asset base, the business provides services to its customers across the full drug development pipeline from early phase process invention to manufacture of launched medicines. These activities are carried out strictly in accordance to the requirement of Current Good Manufacturing Practice (cGMP).

The market for supply of pharmaceutical intermediates and active ingredients to the global pharmaceutical and biotechnology industries is estimated today at $7-8 billion. This market has shown substantial growth due to these companies focusing spend on drug development and marketing and outsourcing manufacturing. Since 2003 there has been a contraction in the market place due to fewer New Chemical entities (NCEs) being launched and the impact of generic competition which has resulted in spare capacity becoming available at the large Pharmaceutical companies and in the contract market.

Avecia’s business is characterized by a pipeline of projects for drugs progressing through clinical trials, and supplies for launched medicines to companies including GSK, Merck and Allergan. A specific technology-based unit within Avecia’s pharmaceutical intermediates business is involved in the supply of ‘encapsulated’ catalysts and reagents for use in improving processing economics and reducing contamination by heavy metals.

Registered number: 3768265	14

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Fine Chemicals

Standard and custom intermediates and toll manufacture

In the Agrochemical area Fine Chemicals manufactures “ building block” products, which are supplied to a number of customers, and custom products including manufacture of active ingredients.

The business’s products are used in a number of leading fungicides, herbicides, biocides and various additives. Fine Chemicals currently has manufacturing supply agreements for products used in the manufacture of a range of herbicides, fungicides, biocides and additives.

Customers, sales and distribution

Chemicals markets its products directly to its customers and generally does not use intermediaries or agents. Close customer partnerships are important to Chemicals as the majority of its products are designed to meet individual customer specifications. Chemicals has a number of major manufacturing agreements with key customers including Glaxo Wellcome, BASF, Merck, Essex Pharmaceuticals, Cheminova and Syngenta.

Contracts in both the healthcare and agrochemical businesses vary from those for specific projects, annual order call offs, through to those with a term of three to five years and cover aspects of development, capital and manufacturing costs. Chemicals’ obligation under these contracts is to supply products to specification. Liability is typically contractually set at the value of products supplied, or, in a few cases is capped at a higher, specified level. Chemicals does not assume any liability for the performance of the final product.

The following table summarizes key contractual arrangements for manufacture and provision of services for customers in Pharmaceutical and Fine Chemicals:

	Customer	End Product/Service	Contract Duration	Contract Expiry

	BASF	Agrochemical Fungicide	1 year	December 2005
	Cheminova	Agrochemical Fungicide	5 years	December 2006
Syngenta	Contract 1	Herbicide	5 years	June 2007
	Contract 2	Plant growth regulator	Evergreen	24 months notice
	Contract 3	Intermediate	Evergreen	24 months notice
	Essex Pharmaceuticals	Animal Health		24 months notice
	Merck	Opthalmic	10 years	November 2005
	Lubrizol	Additives	5 years	February 2009
	Arch	Biocides	5 years	April 2009

Competition

Chemicals competes in a highly fragmented market. There are approximately 600 fine chemical suppliers world-wide. Most participants in this market are either small to medium-sized independent enterprises or members of large diversified chemical companies. A number of competitors have significantly greater sales and resources than Avecia.

Registered number: 3768265	15

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

The table below lists some of the key competitors in the various segments:

Pharmaceutical Intermediates	Fine Chemicals

DSM Lonza Bayer Rhodia Chirex Degussa Clariant	Clariant Bayer KemFine Contract Chemicals Allessa Lonza Albermarle

(2) Biotechnology

Biotechnology provides a comprehensive range of process development and manufacturing services to a high standard of quality assurance (defined by the US FDA and other international Health Authorities for the manufacture of intermediates and active ingredients, and commonly known as cGMP), making a core contribution to the clinical development programmes, speed to market, and commercialization of its customers new medicines.

An intermediate is a chemical entity which, when combined with other chemicals, produces a different chemical entity or form. Although Biotechnology does not invent these new molecules, it provides proprietary expertise in process development and manufacturing for biotechnology companies.

Acquisitions

On August 3, 1999, Avecia acquired Boston BioSystems Inc., a United States based DNA-medicines manufacturing business for US $6 million in cash. Based in Bedford, Massachusetts, Boston BioSystems is a manufacturer of oligonucleotides for clinical development and therapeutics. The assets acquired include fully equipped “ clean rooms” for the development and manufacture of DNA-medicines.

The acquisition of the business and assets of the specialty products division of Hybridon Inc. was successfully completed on September 21, 2000. The business assets acquired include a lease on a 36,000 sq. ft. DNA manufacturing facility in Milford Massachusetts, together with intellectual property for large-scale manufacturing, patents covering novel reagents, processes and instrumentation for the cost effective manufacture of synthetic DNA. On completion of the acquisition, the DNA operations of Boston BioSystems were relocated to Milford. By early 2001 Milford offered pilot and full scale manufacturing facilities for both DNA medicines and peptide pharmaceuticals. Purchase consideration and costs of acquisition amounted to £11.1 million.

On June 3, 2002 Avecia purchased additional premises adjacent to the facility in Milford for $5.2 million.

Products and markets

The following table sets forth Biotechnology’s principal products and applications:

Business Sector	Products	Application

Biotechnology	DNA Medicines
	Process development services and manufacture of Oligonucleotides for clinical trials and launched products	Used by pharmaceutical and biotechnology companies in the manufacture of DNA medicines.

Biologics
	Process development services and manufacture of biopharmaceuticals for clinical trials and licensed products.	Healthcare compounds manufactured using microbial biotechnology and peptide chemistry.

Registered number: 3768265	16

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

DNA Medicines

Oligonucleotides are used in a range of therapeutic and diagnostic applications, in particular for drugs which use an anti-sense mechanism. Anti-sense drugs work at the genetic level to interrupt the process by which disease-causing proteins are produced, and have the potential to be more selective and, as a result, more effective and with fewer side effects than traditional drugs. As such, they are being designed to treat a wide range of diseases including infectious, inflammatory and cardiovascular diseases and cancer. DNA medicines also have application in a range of new approaches to disease treatment such as immunotherapeutics, molecular decoys and RNAi. The business is involved in a range of projects addressing development of such drugs.

Avecia believes that its existing relationships with clients requiring clinical trial materials and its investment in assets and technology, make the business well positioned to take advantage of opportunities that may emerge in the field of DNA medicines. Avecia has a 5 year contract with Genta Inc to supply its lead compound Genasense for both clinical and commercial use. Genta have applied for approval for Genasense from the FDA. However following negative feedback from the ODAC (Oncology Drugs Advisory Committee), approval is not envisaged in the near term. However favorable trial results were achieved for another indication in December 2004 and Genta may apply for FDA approval during 2005.

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

The business focus is on developing scaleable and robust manufacturing processes for biologics and works with clients throughout the drug development life-cycle. The business has a range of pilot-scale assets and a large-scale (2 x 5000 liter) microbial fermentation facility in the UK providing capability to manufacture biologics for commercial use.

The business has won awards to develop both an anthrax vaccine and a plague vaccine for the US Government which has lead to an extension of activity beyond contract manufacturing of drug substance into management of fill/finish, clinical trials and regulatory submissions.

Customers, sales and distribution

Biotechnology markets its products directly to its customers and generally does not use intermediaries or agents. Close customer partnerships are important to Biotechnology as the majority of its products are designed to meet individual customer specifications. Biotechnology has a number of major manufacturing agreements with key customers including Genta, Pfizer and NIH.

Contracts in the Biotechnology businesses vary from those for specific projects, annual order call offs, through to those with a term of up to five years and cover aspects of development, capital and manufacturing costs. Biotechnology’s obligation under these contracts is to supply products to specification. Liability is typically contractually set at the value of products supplied, or, in a few cases is capped at a higher, specified level. Biotechnology does not assume any liability for the performance of the final product.

The following table summarizes key contractual arrangements for manufacture and provision of services for customers in Biotechnology:

Customer	End Product/Service	Contract Duration	Contract Expiry
Genta	Anti-cancer	5 years	December 2007
Pfizer	Anti-cancer	4 years	December 2009
NIH	Defence Vaccines	3 years	December 2006

Registered number: 3768265	17

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Competition

Biotechnology has several competitors in the area of Biologics, and there are a small number of other manufacturers of DNA medicines. Most participants in this market are members of large diversified chemical companies. A number of competitors have significantly greater sales and resources than Avecia.

The table below lists some of the key competitors in the Biotechnology segment:

Biotechnology

Lonza DSM Diosynth Cambrex Boehringer Ingleheim Rhodia-Chirex Isis Dow Biochemie Sigma

(3) Electronic Materials

Avecia’s Electronic Materials business currently designs, develops, manufactures and sells products for use in the two principal non-impact printing technologies:

1	Ink Jet Printing : High purity dyes and liquid inks; and

2	Electrophotographic Printing : Materials for use in laser printers, photocopiers, and digital presses.

Avecia believes that Electronic Materials is the world’s leading supplier of dyes and is one of the leading manufacturers of liquid inks for desktop ink jet printers by share of market and sales value. As a pioneer of this market, with research programs dating back to the mid-1980s, Electronic Materials has developed leading proprietary technologies and strong relationships with the world’s principal original equipment manufacturers in the ink jet printer market.

Products and markets

The following table sets forth Electronic Materials’ principal products and applications:

Business Unit	Products	Application

Ink Jet Printing Materials	Dyes; dye and pigment based inks	Inks for ink jet printers.

Electrophotography	Chemically produced toners and charge control agents Infra-red absorbers	Laser photocopiers and printers, both color and monochrome. Security applications and thermal lithographic printing plates.

Ink Jet Printing Materials (IJPM)

The main product categories of the IJPM business are high purity dyes and a range of pigment-based and dye-based inks for use in ink jet printers. The business has developed leading proprietary technologies to synthesize new generations of high performance ink jet dyes and pigmented inks based on novel dispersants, resins and formulations.

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Avecia believes that future growth in the market for ink jet products will be driven primarily by the following factors:

•	The increased use of home printing for digital photos, internet, fax and computing outputs (especially using All In One printers), and the migration of ink jet into businesses printing applications and digital photography printing.
•	Renewed growth in sales of personal computers and corresponding printers, as well as increased demand for printers in developing countries, most particularly in Asia, and
•	Adoption of ink jet printing in applications outside of the desktop market (e.g. addressing and mailing etc.).

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

Competition

The main competitor for the supply of ink jet ink is DuPont, while there are several competitors for ink jet dyes, including Mitsubishi, Ilford, Dainippon, Fuji Film, Sensient and Daiwa. Competitors often specialize in particular segments of the market. For example, DuPont specializes in pigmented inks and Daiwa and Sensient are low cost providers of non-patented dyes. While competition from generic producers is increasing, Avecia’s strategy is generally to avoid competing in the supply of commodity products where possible, but rather to focus efforts on developing and selling custom-designed ink jet printing materials.

Registered number: 3768265	19

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

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

(4) Discontinued Operations

Three former Specialty Products businesses are classified as discontinued: Metal Extraction Products was sold on July 31, 2003, Additives was sold on January 31, 2004 and the Biocides sale (Protection and Hygiene and Pool and Spa) was completed on April 2, 2004. The NeoResins business is also included within this sector as the sale took place on February 2, 2005.

Raw Materials

Overall, Avecia purchases chemicals aggregating approximately £160 million in 2004. The prices of most principal raw materials are not volatile, and in the small proportion of cases where raw materials can vary quickly in line with chemical commodity prices, appropriate risk management is undertaken to dampen the volatility of such changes.

Seasonality

Avecia was subject to seasonal trends in respect of its Pool business (within Specialty Products). The majority of Pool sales take place between May and September each year. However this business has now been disposed of and Avecia generally is not subject to seasonality in the remaining segments of its business.

Regulation

Avecia is subject to regulations imposed by certain authorities and jurisdictions: Compliance with the requirements of the US Environmental Protection Agency and the Food and Drug Administration is discussed within the Environmental matters and Business overview sections of this item respectively. Compliance with Treasury regulations is discussed in detail within the Taxation section of ‘Item 10 Additional Information’.

Registered number: 3768265	20

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Organizational structure

Avecia Group plc is a wholly owned subsidiary of Avecia Finance plc, which is itself a subsidiary of Avecia Holdings plc. Avecia Holdings plc is owned by Avecia (Jersey) Limited.

The table below provides details of the principal subsidiaries of Avecia Group plc:

Subsidiary undertakings	Country of incorporation	Principal activity	Percentage of equity owned

Avecia Corporation Limited	UK	Holding company	100% *
Avecia Investments Limited	UK	Holding company	100% *
Avecia UK Holdings Limited	UK	Holding company	100% *
Avecia Limited	UK	Chemical manufacture	100% *
Avecia Holdings BVþ	The Netherlands	Holding company	100% *
Avecia Holdings Inc.	USA	Holding company	100% *
Avecia BVþ	The Netherlands	Chemical manufacture	100% *
Avecia Inc.	USA	Chemical manufacture	100% *
Torcan Chemical Ltd	Canada	Chemical manufacture	100% *
NeoResins Inc.þ	USA	Chemical manufacture	100% *
Avecia Biotechnology Inc.	USA	Chemical manufacture	100% *
Avecia Spain SLþ	Spain	Chemical manufacture	100% *

Joint ventures
Image Polymers Europe	UK	Chemical manufacture	50% α
Image Polymers Company	USA	Chemical manufacture	50% α

*	all ordinary shares held
α	represents percentage share of limited partnership
þ	subsidiary disposed of after 31 December 2004

Registered number: 3768265	21

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Property, plant and equipment

Avecia currently has six manufacturing facilities in three countries. The sites are principally organic chemistry facilities and formulation facilities. The table below lists the main characteristics of Avecia’s significant sites, based on net book value of land and buildings:

Site Location	Business	Size (metres2)	Freehold/Leasehold	Use

Blackley, UK	Chemicals Biotechnology Electronic Materials	80,938	Freehold	International headquarters and research and development facilities

Grangemouth, UK	Chemicals Electronic Materials Biotechnology	708,208	Freehold	Chemical manufacture

Huddersfield, UK	Chemicals Electronic Materials	61,902	Leasehold	Chemical manufacture

New Castle, DE, US	Electronic Materials	101,018	Freehold	Chemical manufacture

Billingham, UK	Chemicals Biotechnology	131,704	Freehold	Chemical manufacture

Aurora, Canada	Chemicals	42,222	Freehold	Chemical manufacture

Milford, MA, US	Biotechnology	100,558	Freehold/Leasehold	Chemical manufacture

Avecia’s manufacturing capabilities operate at many different levels of scale, depending on the nature of the business and the product. Consequently no meaningful comparatives of production capacity can be derived. All of Avecia’s manufacturing assets are in use, except for certain Chemicals assets relating to Pharmaceutical Intermediates at Grangemouth, UK, and the DNA facility at Grangemouth, UK. Of the assets in use, nearly all have sufficient spare capacity to satisfy expected customer demand in the near term.

The site at Seal Sands, UK, was disposed of as part of the Biocides disposal in April 2004 and the site at Waalwijk Netherlands was disposed as part of the NeoResins disposal in February 2005.

Following divestments of certain of its businesses since 1999, the company presently has six principal operating sites, at Grangemouth, Billingham and Huddersfield in the UK; New Castle, Delaware, USA; Milford, Massachusetts, USA; and Toronto, Canada. In addition the group owns a combined research & development, process technology and headquarters establishment at Blackley, UK. All of these sites are freehold or long leasehold (or local equivalent) and, at Grangemouth, Blackley and New Castle, some parts of the sites not required for the purposes of the company’s continuing business have been leased to purchasers of businesses divested from the group or to site utility providers, or other third party leases or occupation have been established. At Grangemouth where the company’s title is freehold (or local equivalent), Syngenta Group businesses also occupy part of the site under long leases from the company and, at Huddersfield where the company’s title is long leasehold, Syngenta retains the freehold interest in the site. These long leases where Avecia or Syngenta is the tenant provide that the leases will come to an end if the relevant property ceases to be used for the manufacture of chemicals in commercial quantities. In this event, the tenant is obliged to clear the site by demolishing buildings and to carry out environmental remediation works. In the case of Grangemouth, Syngenta also has options to re-acquire part of the property if the site ceases to be used for the manufacture of chemicals in commercial quantities.

Registered number: 3768265	22

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Following divestments, Avecia no longer holds any interest in sites at Saint Clair du Rhone, France; Mount Pleasant, Tennessee (save in respect of a small part of the site occupied under lease by Image Polymers Corporation in which the company has a 50% interest); Wilmington, Massachusetts, USA; Waalwijk, The Netherlands; or Parets, Spain. Avecia’s lease of the east site at Huddersfield, which related exclusively to the Biocides business, was also transferred to the buyer of that business in April 2004.

Environmental matters

Avecia’s Safety, Health and Environmental Policy and Management System is applicable to all sites and businesses wherever they are located and Avecia’s operations are experienced and effective in containing and handling a range of aggressive chemicals. The business units have procedures covering matters such as waste management, safety systems, soil and groundwater protection, emergency plans and product stewardship. Performance is monitored internally and reviewed to facilitate the achievement of continuous improvement in this area.

Production and marketing of chemical substances are regulated by national and international laws. Although almost every country has its own legal procedures for chemical registration and import, laws and regulations in the European Union, the United States and Japan are most significant to the business, including the European inventory of existing commercial chemical substances, the European list of notified chemical substances, the United States Toxic Substances Control Act and the chemical list of the Japanese Ministry of Trade and Industry. Chemicals which are on one or more of the above lists can usually be registered and imported without additional testing in any other country, although additional administrative hurdles may exist.

Avecia will continue to invest in plant and equipment so as to ensure compliance with relevant environment regulations. However there are no current major planned projects relating to environmental control facilities which would result in any material capital expenditure.

Avecia has, since 1999, made a number of divestments of businesses and assets. Notably, as a result of such disposals, Avecia no longer has ownership of its former sites at St Clair du Rhone, France; Mount Pleasant, Tennessee, USA (except for its interest in Image Polymers Corporation at part of that site); Wilmington, Massachusetts, USA; Frankfort, Indiana, USA; Waalwijk, The Netherlands; Parets, Spain; and part of its site at Huddersfield, UK. Its remaining principal operational sites are at Grangemouth, UK; Billingham, UK; Huddersfield, UK (being the remaining part of the site originally acquired by Avecia in 1999); New Castle, Delaware, USA; Milford, Massachusetts, USA; and Toronto, Canada. In addition, Avecia has ownership of its site at Blackley, UK, where its corporate offices are located together with certain business headquarters and research & development activities.

As part of the acquisition of Zeneca Specialties, Avecia entered into an Environmental Deed of Covenant with AstraZeneca. Under the Environmental Deed, AstraZeneca agreed, amongst other things, to indemnify Avecia against certain environmental liabilities, or to bear part of remediation costs incurred in soil and groundwater contamination, subject to time limits and maximum caps on claims in certain cases. Where applicable, at the end of the relevant time limit during which potential claims may be brought against AstraZeneca under the Environmental Deed, AstraZeneca will cease to have further liability to Avecia under the Environmental Deed and Avecia will be responsible for such matters. The general time limit for potential claims under the Environmental Deed in respect of sites which Avecia continues to own is June 2009 but there is no time limit applicable in respect of possible environmental matters associated with sites not acquired by Avecia in 1999 but which had previously been part of AstraZeneca’s Specialty Chemicals business. When it has made a divestment of its businesses, purchasers have generally assumed liability for environmental matters occurring prior to the date of disposal and there has been assigned to the relevant purchaser part of benefit of the Environmental Deed relating to the operations it has acquired and assumed Avecia’s obligations under the Environmental Deed in respect of those operations.

The ultimate requirement for remediation work and its cost are difficult to estimate. However, where such costs are not within the scope of the indemnities provided by the deed of covenant referred to above, and where such costs are deemed probable and identifiable, provision has been made in the financial statements.

Registered number: 3768265	23

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Intellectual property

Avecia’s business is dependent to a large extent on intellectual property rights, principally patents, trade marks, domain names and accumulated technical know-how.

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

Although Avecia disposed of its Biocides and Additives businesses in 2004, Avecia still has over 2,100 patents and patent applications grouped in over 370 patent families, each representing a distinct invention, 82 percent of which have been filed since 1993. These patent families support, in particular, Electronic Materials (221),Chemicals, and Biotechnology (150). Avecia has over 200 pending and registered trade-marks in nearly 30 trade-mark families. In addition, Avecia has a number of valuable licenses in intellectual property owned by AstraZeneca and Syngenta, although these licenses could be terminated upon certain trigger events such as patent validity challenges or insolvency.

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

Item 5 Operating and financial review and prospects

Overview

Avecia is a global group of focused specialty chemicals businesses that develops, manufactures and sells high quality, technologically advanced, value-added chemical products to customers in a wide range of industries. For the year ended December 31, 2004, Avecia businesses generated turnover of £407.2 million.

The three main business segments of the group as at December 31, 2004 were:

•	Chemicals
•	Biotechnology
•	Electronic Materials
•	Discontinued operations (including Specialty products and NeoResins)

In 2004, 34.7% of group sales were in the Americas, 50.5% were in Europe, and 14.8% were in the rest of the world. In addition, Avecia also has an “other” business segment that consists of the provision of non-manufacturing services to third parties in the UK, and central costs.

Currency fluctuation

Our business operations are geographically diversified, with sales in 2004 to over 70 countries and six manufacturing facilities located in three countries. In 2004, 72% of sales were made outside the United Kingdom and over 60% of the fixed production and cost base was in the United Kingdom. Results of operations and financial position are therefore significantly impacted by the fluctuation of the pound sterling against the other major currencies in which the group transacts business, primarily the US Dollar, the Japanese Yen, and Euro.

Registered number: 3768265	24

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

The following table illustrates the fluctuations of the pound sterling against the group’s principal trading currencies since 2001 and the percentage of our turnover and costs in pound sterling and the other major currencies in which the group transacts business:

	Pound appreciation/ (depreciation)					% Turnover (a)			% Costs (b)
	2004-2003	2003-2002		2002-2001		2004	2003	2002	2004	2003	2002

US Dollar	12%	9%		4%		30%	37%	42%	27%	33%	33%
Euro/equivalent	1%	(9%	)	(1%	)	33%	27%	21%	27%	23%	17%
Japanese Yen	4%	1%		8%		5%	6%	6%	4%	5%	4%
Pound Sterling	—	—		—		28%	27%	28%	39%	37%	44%

(a)	percentage of group turnover in each of the currencies.
(b)	percentage of group fixed and variable costs in each of the currencies.

In order to manage currency exposure not absorbed by debt service, the group uses forward foreign exchange contracts and other appropriate hedging instruments to further mitigate group currency exposure.

Divested operations

In July 2001, the Novacote business, which formed part of the Stahl class of business, was sold. Subsequently the disposal of the remainder of the Stahl business was completed in January 2002. On July 31, 2003 Metal Extraction Products and Intermediates and Stabilizers were sold. Additives was sold on January 31, 2004 and the Biocides sale was completed on April 2, 2004. Special Drug Mixtures was sold on 22 November 2004. NeoResins was sold on February 2, 2005, and Displays was sold on February 28, 2005.

Financial results

Set forth below is a discussion of the financial condition and results of operations for the company. This discussion should be read in conjunction with our consolidated financial statements and notes included herein, which have been prepared in accordance with UK GAAP.

Year ended December 31, 2004 compared to the year ended December 31, 2003

The following table sets forth turnover for each of 2004 and 2003.

	Year ended December 31, 2004	Year ended December 31, 2003	Actual % change

	£ million	£ million
Businesses
Continuing operations:
Biotechnology	55.7	30.5	82.6
Chemicals	77.8	92.0	(15.4)
Electronic Materials	61.5	63.0	(2.4)
Central	5.1	0.1	n/a

Turnover from continuing operations	200.1	185.6	7.8
Discontinued operations:	207.1	299.6	(30.9)

Total historical turnover	407.2	485.2	(16.1)

Registered number: 3768265	25

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

The following table sets forth operating (loss)/ profit for each of 2004 and 2003:

	Year ended December 31, 2004	Year ended December 31, 2003	Change in Operating Profit	Change in Depreciation & Amortization

	£ million	£ million	£ million	£ million
Businesses
Continuing operations:
Biotechnology	(9.6)	(17.2)	7.6	(2.6)
Chemicals	(31.3)	(70.1)	38.8	41.9
Electronic Materials	5.8	3.8	2.0	1.7
Other including unallocated cost	(31.0)	(46.4)	15.4	19.4
Restructuring and site closure costs	(17.6)	—	(17.6)	—

Operating (loss)/profit from continuing operations	(83.7)	(129.9)	46.2	60.4
Discontinued operations	33.3	48.8	(15.5)	2.1

Total operating (loss)/profit	(50.4)	(81.1)	30.7	62.5

In Biotechnology sales were significantly improved in 2004 in DNA medicines by manufacture and supply for a customer’s phase III clinical trial and potential launch program, whereas in 2003 an extensive validation program had precluded manufacture and supply to that customer. Sales also improved as more customer manufacturing programs were completed in 2004 in our small-scale Biologics manufacturing facility than in 2003.

These increased sales helped to significantly reduce the operating losses in the Biotechnology business, despite a significant increase in operating costs in Biologics as resource was increased to operate the new large scale manufacturing plant, which commenced operating in 2004.

In Chemicals, sales in 2004 were reduced by the impact of the disposal of the Intermediates and Stabilizers business in July 2003. Increased sales of Agrochemical Intermediates due to increased customer demand in 2004 was offset by reduced customer demand in Pharmaceutical Intermediates in 2004, primarily due to cessation of supply to one major customer during 2003.

Operating losses in Chemicals were significantly lower in 2004 due to the reduced impairment changes taken against assets (£22.3 million in 2004 compared with £55.9 million in 2003), and the consequent reduction in annual depreciation charges in 2004. Reduced margins arising from the reductions in sales described above were offset by reductions in fixed costs arising from restructuring initiatives commenced in mid 2004.

Reductions in sales in Electronic Materials in 2004 were primarily attributable to the effect of the significant weakening of the US Dollar against £ Sterling during 2004, offset by increased customer demand for new Electronic Materials products.

At operating profit level, the improvements in margins arising from the increased sales described above and reductions in fixed costs from efficiency improvements and restructuring outweighed the adverse impacts of foreign currency changes.

Sales arising from our discontinued operations were reduced in 2004 due to the impacts of the disposal of the Specialty Products business early in 2004. These disposals had a similar impact on operating profits. Within this group of businesses, NeoResins managed to increase its sales by 3% despite adverse currency impacts due to increased demand for its products from coatings and graphic arts customers. This improvement in sales translated into improved operating profits for the NeoResins business despite adverse price pressure on raw materials.

Registered number: 3768265	26

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Analysis of other items and net losses

	2004	2003	£m change

Share of profit from JV	(6.9)	1.7	(8.6)
Profit on disposal of business	98.6	15.4	83.2
Net interest and finance costs	(20.5)	(29.6)	9.1
Taxation	(1.9)	(0.9)	(1.0)

Net profit/(loss)	18.9	(94.5)	113.4

Share of operating profits from our Joint Venture, Image Polymers, reduced in 2004 due to an impairment change taken against goodwill relating to the Joint Venture.

The profit on disposal represents the profits realized through the sale of Additives and Biocides in 2004. In 2003 the profit on disposal represents the profits realized through the sale of the Metal Extraction Products and Intermediates & Stabilizers businesses to Cytec.

Analysis of net interest and finance costs

	2004	2003	£m change

Net interest payable on Bank loans	(6.0)	(10.6)	4.6
Interest on other loans	(34.2)	(39.5)	5.3
Net exchange gains and losses	32.1	28.1	4.0
Amortization of finance fees	(10.2)	(4.8)	(5.4)
FRS 17	(2.1)	(2.4)	0.3
Other finance costs	(0.3)	(0.4)	0.1

	(20.7)	(29.6)	8.9

Net interest payable on bank loans decreased in 2004 due to the reduction in bank debt arising from term debt repaid from the disposals in 2003 and 2004.

Interest on other loans represents interest paid in US Dollars on the 11% senior notes, and the reduction in 2004 reflects the weakening of the US Dollar to Sterling exchange rate in 2004.

Under UK GAAP the finance fees associated with raising debt in 1999 were capitalized at that time and are written back against profit over the lifetime of the loans. With the early repayment of debt, the relevant amount of unamortized fees was written off and this increased the charge to profit in 2004.

Taxation increased in 2004 due to the impact of the improvement in net profits in jurisdictions where there were no tax losses to offset these profits.

Registered number: 3768265	27

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Year ended December 31, 2003 compared to the year ended December 31, 2002

The following table sets forth turnover for each of 2003 and 2002.

	Year ended December 31, 2003	Year ended December 31, 2002	Actual % change

	£ million	£ million
Businesses
Continuing operations:
Biotechnology	30.5	49.4	(38.3)
Chemicals	92.0	136.3	(32.5)
Electronic Materials	63.0	63.8	(1.3)
Other	0.1	0.6	(83.3)

Turnover from continuing operations	185.6	250.1	(25.8)
Discontinued operations	299.6	325.6	(8.0)

Total historical turnover	485.2	575.7	(15.7)

The following table sets forth operating (loss)/ profit for each of 2003 and 2002:

	Year ended December 31, 2003	Year ended December 31, 2002	Change in Operating Profit	Change in Depreciation & Amortization

	£ million	£ million Restated	£ million	£ million
Businesses
Continuing operations:
Biotechnology	(17.2)	(3.5)	(13.7)	1.8
Chemicals	(70.1)	(0.1)	(70.0)	(44.9)
Electronic Materials	3.8	2.1	1.7	(0.2)
Other including Unallocated cost	(46.4)	(62.7)	16.3	9.4
Restructuring and site closure costs	—	(11.1)	11.1	—

Operating loss from continuing operations	(129.9)	(75.3)	(54.6)	(33.9)
Discontinued operations	48.8	58.1	(9.3)	0.5

Total operating loss	(81.1)	(17.2)	(63.9)	(33.4)

In Biotechnology, sales were significantly reduced in 2003 by lower volumes manufactured for both DNA medicine customers and pharmaceutical companies. In 2002 significant volumes of DNA medicine were manufactured and supplied for a customers phase III clinical trial program. In 2003 there was an extensive program to validate this manufacturing process up to the cGMP standard required for registration of the customer product, and this validation process precluded manufacture until completion. The validation process was completed to the customers’ satisfaction in December 2003, when manufacture of product commenced for the expected launch of the product by the customer in 2004. This reduction in sales led to a significant reduction in profits, as operating costs remained high due to the need for manufacturing resource to conduct the process validation, thus reducing the opportunity for cost savings.

In Chemicals, custom manufacture of pharmaceutical products was reduced in 2003, because demand for two intermediates from one customer was reduced due to delays in the launch of their product and the extent of the intermediates already stockpiled. In addition, due to a worldwide decline in demand from pharmaceutical companies for custom intermediates, it was not possible to secure volumes of new products for manufacture in the assets that were consequently under-occupied.

Sales in Chemicals were also reduced by the disposal of the Intermediates and Stabilizers business in July 2003.

Registered number: 3768265	28

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Operating losses in Chemicals were significantly increased in 2003 by the impact of the lower volumes of pharmaceutical intermediates manufactured in 2003. Although variable costs of raw material also decreased in line with the lower manufacture, other operating cost remained at or near 2002 levels. In Pharmaceuticals Intermediates, assets were mothballed and staff surplus to requirements removed under the voluntary severance program announced at the end of 2002. Although these measures saved some costs, they were only able to partly offset the lost margin from the Intermediates not supplied.

As a consequence of the reduction in utilization for Chemicals assets, and the consequent generation of profit, there was a significant charge of £55.3 million taken against the tangible assets utilized in the Chemicals businesses.

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

In discontinued operations, NeoResins increased its sales by over 5% over 2002, although over 3% of this increase was caused by the relative strength of the Euro over Sterling. The business attained this growth through moderate improvement in demand from its coatings customers in Europe, and high increases in volume sales to both coating and graphic arts customers in the Asia-Pacific region, reflecting both increased demand in that region through high levels of economic growth in China, and through the businesses improvement in its share of markets in the region.

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

Specialty Product sales in 2003 at a headline level fell by nearly 22% from 2002 levels. Although business divestments and closures contributed to this the main impact on the fall was due to the effect of adverse currency (a weaker US Dollar).

All businesses in the segment managed to improve volumes through improved customer demand for their products. In the Biocides Protection and Hygiene business, price decreases made in the US market, in response to a competitor’s policy of aggressive price reductions, negated these volume improvements.

This segment’s operating profits fell between 2002 and 2003 by £6.8 million. All of the decrease is attributable to the adverse impact of currency, the effect of disposing of the Metal Extraction Products businesses in July 2003, and the adverse selling price movements noted above.

Analysis of other items and net losses

	2003	2002	£m change

Share of profit from JV	1.7	2.2	(0.5)
Profit on disposal of business	15.4	9.4	6.0
Net interest and finance costs	(29.6)	(30.9)	1.3
Taxation	(0.9)	(6.5)	5.6

Share of operating profits from our Joint Venture, Image Polymers, reduced in 2003 due to lower sales in the joint venture, caused by reduced customer demand for its toner products.

The profit on disposal represents the profits realized through the sale of the Metal Extraction Products and Intermediates & Stabilizers businesses to Cytec in July 2003. In 2002 the profit represented that realized on the disposal of the Stahl business.

Registered number: 3768265	29

<

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Liquidity and capital resources

The group’s consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002 are set out below.

	Avecia Group plc Consolidated
	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002

	£ million	£ million	£ million

Cash inflow from operating activities	11.2	47.3	107.8
Dividends from joint ventures	2.5	3.0	5.5
Returns on investments and servicing of finance	(38.4)	(47.0)	(56.9)
Taxation	(0.2)	(0.1)	(4.1)
Capital expenditure	(13.3)	(49.6)	(43.1)
Acquisitions and disposals	186.9	76.6	196.2

Cash inflow before financing	148.7	30.2	205.4

Financing	(133.8)	(40.6)	(201.2)

Increase/(decrease) in cash in the period	14.9	(10.4)	4.2

Operating activities

Cash generated from operating activities declined to £11.2 million in 2004. The decrease was due to lower earnings before depreciation, amortization and an outflow from increased working capital of £17.0 million, compared with an inflow from reduced working capital of £6.1 million in 2003. The significant increase in working capital in 2004 arose from increased debtors due to the higher sales in ongoing businesses and the timing of the sale of the Pool and Spa business when working capital was approaching its seasonal peak.

Investing Activities

Capital expenditures in 2004 were £13.3 million compared with £49.6 million in 2003 and £43.1 million in 2002. Capital expenditure is authorized on a project by project basis, and during 2004 we authorised projects totalling £17.6 million compared with £18.8 million in 2003 and £67.4 million in 2002. There were no significant individual projects in 2004. In 2005 we are planning for capital expenditure totalling £14.5 million. As at December 31, 2004, commitments relating to this capital expenditure totaled £5.3 million. This expenditure will be funded from proceeds of business disposals.

In January 2004 Avecia completed the disposal of the Additives business to the Lubrizol Corporation for a consideration of £69m. In April 2004 Avecia completed the sale of the Protection & Hygiene and Pool & Spa businesses to Arch Chemicals for cash proceeds of $200m together with consideration in the form of shares valued at $15m. In November the Special Drug Mixtures business was sold to Copperhead Chemicals Company for £6 million.

In July 2003 the group completed the disposal of the Metal Extraction Products and Intermediates and Stabilizers businesses to Cytec Industries Inc. The group proceeds arising on the disposal were $81.8million (£58.5 million), which was received on July 31, 2003. This resulted in the repayment of £52.3 million of Term Debt as required by the bank facilities agreement.

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
Year ended December 31, 2004

£124.1 million of associated goodwill, and during 2001 the business had delivered cash from operating activities of £24.4 million. The sale of the Stahl business in 2002, combined with the sale of the Novacote business in 2001, represented the disposal of the entire class of business previously reported as Stahl in the segmental analysis of the Group’s results.

Financing

	February 28, 2005	December 31, 2004	December 31, 2003

Bank loans and overdrafts	—	75.0	211.0

High Yield Bonds	64.1	278.8	306.2

Total debt	64.1	353.8	517.2

Cash at bank and in hand	67.6	22.7	8.0

The group finances its operations by a mixture of bank borrowings and high yield bonds. The group’s long-term loans are raised centrally by group finance companies which fund operating subsidiaries, on commercial terms, all of which are included in the consolidated financial statements. The group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, using derivatives where appropriate to generate the desired interest rate profile. The derivatives used for this purpose are principally interest rate swaps and interest rate caps, although none of these were in place as at 31 December 2004.

Following the successful disposal of its Additives and Biocides businesses in 2004, the group used the proceeds of these disposals to prepay all term debt outstanding under the banking facilities in April 2004 leaving only outstanding the drawn down amounts under the Revolving Credit Facility. This financing structure was considered no longer appropriate for the needs of the group in the medium term and the group secured amended bank financing to replace the revolving credit drawn down. This amended financing provided for term debt of £100 million, repayable at 31 December 2005, together with a Revolving Credit Facility of £50 million. £75 million of this term debt available was drawn down in 2004.

Cash used in financing activities in 2004 was £133.8 million, which includes term debt prepaid from the proceeds of the business disposals amounting to £160.5 million. This compares with scheduled debt prepaid from disposal proceeds of £57.8 million in 2003.

During 2004 the business increased cash balances by £14.9 million and repaid £44.0 million under the revolver facility drawn down in 2003. At December 31, 2004 the group had outstanding external borrowings of £353.8 million, comprising £75 million of secured bank debt and $540 million of 11% Senior Notes due 2009.

The group also had available to it an undrawn £50 million Senior Secured Revolving Credit Facility until 2006. During the year ended December 31, 2004 Avecia repaid amounts totaling £19 million over several separate occasions under this facility, with a maximum drawing during the period of £13 million.

Following the successful disposal of its NeoResins and Displays businesses after 31 December 2004, the Group used the proceeds of these disposals to repay all outstanding term debt (£75 million) and redeemed $415,912,000 (77%) of the 11% Senior Notes. Following these transactions the group had outstanding external borrowings of $124 million of 11% Senior Notes due 2009 with no secured bank debt.

The Directors annually review the Group’s budget for the year and outline projections for the subsequent year, including cash flows and forecasts of headroom available against debt covenants. Following this review the Directors have formed a judgement that working capital is sufficient for the Group’s present requirements.

Registered number: 3768265	31

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

As part of the group’s ongoing strategy the group will continue to effect further divestments at such times as the directors believe will generate appropriate value. For details on the maturity profile of debt, currency and interest rate structure, see note 19 to the consolidated financial statements.

Research, development and process technology

Avecia’s research, development and process technology base has a long history of achievement in organic chemistry and color science and has significant expertise in polymer science, colloid science and microbial fermentation. A total of £45.4 million in 2004, £57.7 million in 2003 and £58.5 million in 2002 has been spent in research, development and process technology.

Over the years, the group’s technological abilities and continuous high levels of research, development and process technology investment have enabled it to achieve significant milestones. For example in the 1980s, Electronic Materials helped pioneer non-smudging inks for ink jet printers, and today the business is developing novel products for color copiers, laser printers and flat panel display products. Other research, development and process technology efforts have allowed Chemicals to establish a strong position in the market for pharmaceutical intermediates and Biotechnology has established a leading position in the emerging DNA medicines market.

The research, development and process technology efforts are driven by the specific requirements and market trends in each of the businesses. Where appropriate, research, development and process technology efforts are managed in cross-functional teams, which include commercial and manufacturing personnel. This structure supports clear business and customer focus.

Most of the research and development activities across all businesses are driven by specific customer programs and in many cases are carried out through collaborative arrangements. The largest research centre in Avecia is located at Blackley, near Manchester, with 94 scientists. In addition, Biotechnology has specialist research, development and process technology operations in Billingham and Chemicals has process technology departments at Grangemouth and Huddersfield. Blackley now supports the research, development and process technology functions of Electronic Materials.

The process technology groups, responsible for process research and development, are principally located at the main manufacturing sites, with substantial groups at Huddersfield, Grangemouth and Billingham in the United Kingdom.

A substantial number of technical service personnel work in customer service laboratories close to the customers and the markets in which the individual businesses operate. For more complex problems requiring in-depth investigation, the laboratories refer to the research and process technology groups. Electronic Materials, Biotechnology and Chemicals’ research, development and process technology is organized into customer-focused teams. This organization structure enables scientists and technicians to be in close contact with major customers in order to provide rapid solutions to customer problems and needs. The business strives to support innovation by devoting significant resources and managerial support to project management and rigorous stage-gate processes to reduce lead times and facilitate market entry for products.

Biotechnology, Chemicals and Electronic Materials have been identified as the principal sources of growth in the future, and Avecia therefore intends to devote additional amounts to research, development and process technology to support these businesses.

The following table sets forth the current focus areas in each of the businesses:

Business	Targeted applications

Chemicals	•	Asymmetric hydrogen transfer catalysis and biotransformations (for chiral compounds)
Biotechnology	•	Solid phase/solution phase oligonucleotide assembly technology, microbial fermentation for protein production.
	•	Dye materials, ink and pigment materials for ink jet printers.
Electronic Materials	•	Chemically produced toners, charge transport materials and infra-red absorbers in electrophotography.

Registered number: 3768265	32

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Critical accounting policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are those described below:

Revenue recognition – Revenue is recognized when services have been rendered and significant risks and rewards in respect of ownership of the products are passed to the customer. Open market sales form the basis of most of Avecia’s turnover, and are recognized when legal title on manufactured product passes to the customer. Within Biotechnology and Chemicals, our dealings with customers are often governed by detailed contracts, which can have a significant bearing on determining when revenue should be recognized. Avecia evaluates the terms contained in such contracts in accordance with UK GAAP, using judgment to determine whether the risks and rewards of ownership have transferred to the customer, in arriving at the amounts to be recognized as revenue in each period. In the twelve months to December 31, 2004 the value of sales where contractual terms were a factor in determining revenue amounted to approximately £83 million.

Goodwill, impairment and amortisation – Purchased goodwill is capitalised and amortized over its estimated useful life, which is currently estimated to be 15 years. In addition goodwill is reviewed for impairment. The need for an impairment write down is assessed with reference to discounted cash flow estimates. As at December 31, 2004, Avecia held £199.6 million of unamortized goodwill in its balance sheet, having amortized £22.4 million of goodwill in the twelve months to December 31, 2004. A change in the estimated life of goodwill, or a change in circumstances which may lead to an impairment of goodwill, would impact both the value of goodwill in the balance sheet and the amount of amortisation charged to operating profit in the period. We estimate that a reduction of one year in the estimated useful life of goodwill would increase the annual amortisation charge by £3.0 million.

Fixed Assets, depreciation and impairment – The book value of each fixed asset is written off evenly over its estimated remaining life. Reviews are made periodically of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. A change in the estimated remaining useful life of an asset may lead to a material impairment, reducing the asset value in the balance sheet and resulting in an increased depreciation charge in the profit and loss account. At December 31, 2004, Avecia held £198.6 million of tangible fixed assets at net book value in the balance sheet. During the year ended 2004 Avecia charged £26.7 million of depreciation, and charged a further impairment of £22.3 million in respect of under-utilized assets in the Chemicals business.

Post Retirement Benefits – Avecia operates both Defined Benefit and Defined Contribution schemes, and has adopted FRS17 in full for the year ended December 31, 2004. In the case of defined benefit schemes, assets are measured using market values. Liabilities are measured using a projected unit method and discounted at the current rate of return of a high quality corporate bond of equivalent term and currency. Costs and liabilities are assessed in accordance with the advice of independent qualified actuaries using certain assumptions, for example rate of inflation, rate of salary increases, etc (see Note 26 : Pensions). Variations in investment returns or assumptions will have a material impact on the value of pension assets and liabilities.

Financial instruments – Receipts and payments on interest rate instruments are recognized on an accrual basis over the lives of the instruments, whilst gains and losses on contracts hedging forecast transaction cash flows are recognized in the same hedged periods. At December 31, 2004 the group had £16.2 million of outstanding gross foreign exchange contracts as a result of the transaction exposure cover outlined above. At December 31, 2004 the difference between book value and fair value of all financial instruments was an additional £44.0 million liability. Financial instruments were discounted at the current market yield rates.

US GAAP

The net US GAAP result for the year ended December 31, 2004 was a loss of £22.2 million. The corresponding figure under UK GAAP was a profit of £18.9 million. The most significant differences compared to UK GAAP were the removal of goodwill amortization according to SFAS 142 (£23.3 million profit) the additional purchase accounting adjustments charged under US GAAP on disposal of businesses (£44.7 million loss) and the additional goodwill impairment charged under US GAAP (£4.6 million loss). A full reconciliation of the differences is included in Item 18 Financial Statements, note 33.

Registered number: 3768265	33

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

New accounting standards

UK GAAP

Urgent Issues Task Force abstract 38 – “Accounting for ESOP trusts” is effective for accounting periods ending on or after 22 June 2004. Avecia has fully adopted UITF38 for the year ended December 31, 2004. The comparative figures have been restated accordingly. The adoption of UITF38 has no effect on the profit and loss account but has reduced the total recognised gains and losses and the profit and loss reserves by £0.3m (2003: £0.5m).

US GAAP

SFAS No. 151 “Inventory Costs” was issued in November 2004 and is effective for accounting periods beginning on or after June 15, 2005. SFAS 151 amends the guidance in ARB No.43, Chapter 4, “Inventory Pricing” to clarify the accounting treatment of abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The adoption of SFAS 151 is not expected to have a material impact on the financial statements.

SFAS No. 123(revised 2004) Share-Based payment” was issued in December 2004 and is effective for accounting periods beginning on or after June 15, 2005. SFAS 123 (revised) eliminates the alternative to use. Opinion 25’s intrinsic value method of accounting as permitted in Statement 123 as originally issued. SFAS 123 (revised) now requires entities, when issuing stock options to employees, to recognize the cost of employee services granted in exchange for awards of equity instruments based on the grant-date fair value of those awards. The adoption of SFAS 123 (revised) is not expected to have a material impact on the financial statements.

SFAS No. 153 “Exchanges of Nonmonetary Assets” was issued in December 2004 and is effective for accounting periods beginning on or after June 15, 2005. SFAS 153 amends the guidance in APB Opinion No.29, Accounting for Nonmonetary Transactions by eliminating the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS 153 is not expected to have a material impact on the financial statements.

Recent trends

A major part of our production and revenues in Biotechnology and Chemicals arises from the manufacture and supply of DNA medicines, complex microbial fermentation of produced active ingredients, and pharmaceutical intermediates manufactured according to customers’ specific requirements. The lack of demand from Chemicals customers for our manufacturing services of pharmaceutical intermediates experienced during 2004 has continued, and consequently a large part of our manufacturing capacity for these products remains underutilized. Demand for the more advanced healthcare molecules has in general remained steady across the industry, with isolated customer product withdrawals having a greater impact on demand than the general level of development within the industry. General economic growth in 2004 helped improve customer demand in industries such as coatings and electronic consumables, and these industry trends have continued since 31 December 2004.

Off-balance sheet arrangements

The group has unrecognised gains and losses of £ 33.2 and £ 22.8m respectively, in respect of financial instruments at 31 December 2004. For further disclosures with regard to financial instruments, see note 19 of the consolidated financial statements.

Save as disclosed above there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Registered number: 3768265	34

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Aggregate Contractual Arrangements

The following table sets out the group’s contractual cash obligations under debt arrangements, leases, and other non-cancellable purchase commitments.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long term debt obligations	353.8	75.0	—	278.8	—
Fixed Interest obligations	73.8	13.5	27.0	27.0	6.3
Capital lease obligations	4.3	0.7	1.2	1.4	1.0
Operating lease obligations	2.7	0.7	0.8	0.8	0.4
Purchase obligations	5.3	5.3	—	—	—

Total	439.9	95.2	29.0	308.0	7.7

Purchase obligations represent purchase commitments in respect of capital expenditure. The above liabilities exclude pensions, post-retirement and other non-contractual liabilities. Liabilities relating to pensions and post-retirement benefits are set out in Note 25 to the Financial Statements. In addition the group has £3.5 million of contingent obligations relating to guarantees and standby letter of credit issued in the ordinary course of business to financial institutions and suppliers to secure short term support for a variety of commercial and operational transactions.

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

Jeremy Scudamore is aged 58. He joined ICI’s (subsequently Zeneca’s) agrochemical businesses in 1970, culminating in appointment as Business Director for Zeneca Agrochemicals in 1994. He was appointed Chief Executive Office of Zeneca Specialties (the predecessor business to Avecia) in 1997, and Chief Executive Officer of Avecia in 1999. He is on the board of the Chemical Industries Association, and on the editorial board of European Chemical News, and the advisory board of Chemical and Engineering News. He is also a non-executive Director of ARM Holdings plc.

David Greensmith is aged 52. He joined ICI (subsequently Zeneca) in 1976 and held a variety of commercial roles in different chemicals businesses prior to being appointed Business Director for Zeneca Specialties in 1997, and subsequently Chief Operating Officer for Avecia in 1999.

Derrick Nicholson is aged 55. He joined ICI (subsequently Zeneca) in 1975 and held a range of financial positions in a number of different international chemical businesses within the group, culminating in his appointment as the Zeneca Group Corporate Finance Manager in 1997. He was appointed Chief Financial Officer for Avecia in 1999.

Registered number: 3768265	35

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Compensation

None of the directors or executive officers of Avecia Group plc had interests in options or ordinary shares of Avecia Group plc or its subsidiaries at the end of the financial period.

During the year ended December 31, 2004, the aggregate amount of compensation paid by group companies to all directors and officers of Avecia Group plc was £1,178,840.

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

The directors are contributing members of the Avecia UK Pension Fund. Refer to note 26 to the financial statements included herein for further details.

Board practices

The board of the parent company, Avecia Holdings plc has established the following standing committees, each with defined terms of reference, procedures, responsibilities and powers. The minutes of committee meetings are made available to all directors.

Audit committee: The audit committee comprises all the non-executive directors of Avecia Holdings plc. The names of the committee members are : M Askari, JGG Clarke, RD Lapthorne, M Coyne, D Barker, T de Boysson.

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

Remuneration committee: The remuneration committee comprises all the members of the Audit Committee, and is chaired by the Chairman of Avecia Holdings plc. The Chief Executive attends meetings of the committee (save when his own remuneration is under consideration). The functions of the committee are to determine remuneration policy (including share option and incentive arrangements) for the executive directors and senior managers in the group and determine the amount of remuneration to be paid.

During the year ended December 31, 2004, the aggregate amount set aside or accrued by Avecia Group plc to provide pension, retirement or similar benefits for directors and officers of Avecia Group plc, who are members of the Avecia Group pension scheme, pursuant to any existing plan provided or contributed to by the company was £59,460.

Registered number: 3768265	36

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Employees

The following tables set out employee figures by business and by geographic region.

	Avecia Group plc Consolidated
Period end number of employees	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002

United Kingdom	1,312	1,766	1,934
Continental Europe	564	604	605
The Americas	483	673	843
Asia, Africa and Australasia	24	58	58

	2,383	3,101	3,440

	Avecia Group plc Consolidated
Period end number of employees	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002

Biotechnology	554	558	459
Chemicals	698	667	922
Electronic materials	410	487	517
NeoResins	636	666	678
Specialty products	—	508	591
Other	85	215	273

	2,383	3,101	3,440

Following the disposal of the NeoResins and Displays businesses, the number of employees has reduced to approximately 1,670. Of the current employees approximately 300 work in research and development and technical services, 1,000 are employed in manufacturing and 400 are employed in the marketing and selling of products and administration of the businesses. Approximately 900 of these employees are members of trade unions.

Responsibility for employees rests with the separate businesses and functional departments. The human resources function is partly centralized at Manchester for the UK and Wilmington, Delaware for the US, from where employee-related matters such as salaries and benefits, training and development, health and safety and communications issues are coordinated.

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
Year ended December 31, 2004

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

Investcorp	Cinven
Investcorp House	Warwick Court
48 Grosvenor Street	Paternoster Square
London	London
W1Y 6DH	EC4M 7AG

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

Other than with respect to employment agreements and compensation arrangements, there have been no material transactions between the company and management during the period covered by this 2004 20-F (or in any previous year in the last three years), nor are there presently proposed to be any material transactions, to which the company or any of its subsidiaries was or is a party and in which any director or executive officer, or ten per cent shareholder, or any relative or spouse thereof had or is to have a direct or indirect material interest.

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Legal proceedings

The company is involved from time to time in various claims and law suits incidental to the ordinary course of the business, such as contract disputes, product liability, personal injury claims and workers’ compensation claims. The company maintains insurance and in certain circumstances has recourse to AstraZeneca and, to the extent that the amounts in dispute may not be covered by such insurance, maintains provisions in those situations where management deems it appropriate.
Although we believe our insurance coverage is adequate, we could, however, be required to pay a material amount if a claim is made against us that is not covered by insurance or for which we are not otherwise indemnified. Any such claim could have a material adverse effect on our financial condition and results of operations.

Export sales

Turnover by geographic destination is shown in Note 3 ‘Segmental Information’ for the years ended December 31, 2004 and 2003. The percentage and amount of export sales in the total amount of sales volume for the year ended December 31, 2004 is summarized below:

Sales destination	Sales value £million	Percentage of total sales value

Europe	£205.5 million	50.5%
The Americas	£141.4 million	34.7%
Asia, Africa and Australasia	£60.3 million	14.8%

Dividends

Avecia Group plc is obliged to pay dividends to its preference shareholders at a fixed rate per annum of 16% of the issue price.

Significant changes

On February 2, 2005, Avecia completed the sale of the NeoResins business to DSM for a consideration of €515 million. The business’ operating subsidiaries together with the principal manufacturing sites are included in the sale. Approximately 635 employees transferred to DSM on completion.

On February 28, 2005, Avecia completed the sale of the Displays and Organic Semiconductors business to Merck KgaA for a consideration of €50 million. The principal research and manufacturing site of the business at Frankfurt in Germany is included in the sale. Approximately 74 employees have transferred to Merck KgaA on completion.

Registered number: 3768265	39

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Item 9 The offer and listing

Price history

Avecia Group plc is a wholly owned subsidiary of Avecia Holdings plc and accordingly, shares in Avecia Group plc are not publicly traded. The table below sets out for the year ended December 31, 2004 and for the quarters and months indicated, the reported high and low market values for the 11% senior notes due 2009, based on financial information provided by Datastream:

	Luxembourg Stock Exchange per 11% senior note due 2009

	High	Low
Annual high and low market prices
Year ending December 31, 2002	104.0	79.4
Year ending December 31, 2003	93.0	79.4
Year ending December 31, 2004	102.6	70.3

Quarterly high and low market prices
Quarter ending March 31, 2003	84.1	79.4
Quarter ending June 30, 2003	89.5	87.0
Quarter ending September 30, 2003	90.0	88.0
Quarter ending December 31, 2003	93.0	85.0
Quarter ending March 31, 2004	94.3	85.0
Quarter ending June 30, 2004	87.8	70.3
Quarter ending September 30, 2004	86.9	72.6
Quarter ending December 31, 2004	102.6	87.4
Quarter ending March 31, 2005	105.4	101.9

Monthly high and low market prices
October 2004	94.5	87.4
November 2004	94.4	92.6
December 2004	102.6	93.1
January 2005	105.4	101.9
February 2005	105.4	104.1
March 2005	105.1	103.0

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
Year ended December 31, 2004

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

Directors’ remuneration

The aggregate remuneration (if any) of the directors is determined by an ordinary resolution of the company. The aggregate remuneration is divided among the directors as they may agree. The directors may not vote compensation to themselves or any member of their body. The directors, without the approval of any resolution of the company, may establish and contribute to an employee’s share scheme, option or incentive schemes and pension and life assurance funds.

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

Share rights

Avecia Group plc has issued both US dollar denominated preference shares and sterling ordinary shares. The preference shares have a nominal value of US$1 each and were issued with a premium of US$24 each, giving an issue price of US$25. The ordinary shares have a nominal value of £1 each. The ordinary shares rank pari passu among themselves. The preference shareholders have certain income, redemption and repayment rights in priority to the holders of the ordinary shares.

Dividends

The preference shareholders have the right to receive dividends in priority to the ordinary shareholders at a fixed rate per annum of 16% of the issue price together with any arrears or accruals of dividends. There is provision for the payment of additional dividends to the preference shareholders if there is a default in the registration rights attaching to the preference shares. After July 1, 2004, to the extent that the company is unable to pay the dividends upon the preference shares in cash, the liability for the unpaid dividend will accrue interest at 18% per annum, until such time as the unpaid dividend and accrued interest are paid. Ordinary shareholders are entitled to dividends only as and when declared by the company.

Registered number: 3768265	41

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Capital

The preference shareholders have priority of repayment of capital on a winding up or other return of capital. Capital must be applied first in repayment of the issue price of the preference shares plus any unpaid arrears and accruals of dividends. Any balance is returned to the holders of the ordinary shares.

Redemption

The company may redeem all or any of the preference shares after January 1, 2005 at a redemption price per share equal to 108% of the liquidation preference ($25 per share). After January 1, 2006 this redemption premium reduces to 105.333%. All outstanding preference shares must be redeemed on July 1, 2010 at 100% of the issue price.

Board representation

The holders of the preference shares may appoint one person to be a non-executive director of the company in certain circumstances, including the failure by the company to redeem the preference shares when it is obliged to do so and if, after July 1, 2004, three or more instalments of the fixed dividend on the preference shares are not paid in full.

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
Year ended December 31, 2004

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
Year ended December 31, 2004

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

Under Section 199 Finance Act 2003, the UK Treasury has made regulations to implement this directive into UK law (I 2003/3297). It came into force on 1 January 2005.

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

US Federal income tax considerations

The following discussion describes the material US federal income tax consequences of the ownership and disposition of the notes by US holders (as defined below). This discussion applies to you only if you hold the notes as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended, (the ‘Internal Revenue Code’) and purchased the notes for cash pursuant to the original offering at their initial issue price. This description is based on the Internal Revenue Code, Treasury regulations promulgated thereunder, IRS rulings and pronouncements and judicial decisions all as in effect on the date of this annual report. All of these authorities are subject to change, possibly with retroactive effect. This discussion does not include any description of any state, local, estate or foreign tax consequences.

Registered number: 3768265	44

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

A “ US Holder” is a beneficial owner of a note that for US federal income tax purposes is a citizen or individual resident of the United States; a corporation (or any other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); an estate the income of which is subject to US federal income taxation regardless of its source; or a trust if a US court can exercise primary supervision over its administration, and one or more US persons have the authority to control all of its substantial decisions.

This discussion does not address all of the tax consequences that may be relevant to you. This discussion also does not address any of your tax consequences if you are subject to special tax treatment because you are a bank or other financial institution, United States expatriate, tax-exempt organization, regulated investment company, insurance company, dealer or trader in securities or currencies, or otherwise, your functional currency is not the US dollar, or you hold the notes as part of a position in a straddle or as part of a hedging, conversion or other integrated transaction, among others. If a partnership holds notes, the tax treatment of a partner generally will depend upon the status of the partners and the activities of the partnership. A partner in a partnership that holds the notes is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the notes.

You are advised to consult your own tax advisors to determine the US federal tax consequences of owning and disposing of the notes in light of your own particular circumstances, as well as to determine the effect of any state, local, estate or foreign tax laws on you.

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

You will have to treat the interest that you include in income as foreign source income. In computing your foreign tax credit, with certain exceptions, you will have to treat the interest you include in income as “ passive” or “ financial services” income, which you treat separately from your other types of income. Under recently enacted legislation, for taxable years beginning after December 31, 2006, interest income generally will constitute “passive category” income or in the case of certain US Holders, “general category” income.

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
Year ended December 31, 2004

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

Dividends paid by the issuance of additional pay-in-kind preference shares

UK holders of pay-in-kind preference shares

The issuance of additional pay-in-kind preference shares paid up out of share premium account by Avecia to a UK holder of pay-in-kind preference shares should not give rise to a liability upon the holder to UK income tax or, in respect of corporate shareholders, corporation tax unless treated as a capital distribution for the purposes of corporation tax on chargeable gains, see “ – Taxation of Capital Gains” .. As such additional pay-in-kind preference shares will be paid up out of the share premium account, they will be deemed to be issued for new consideration for UK tax purposes and therefore the receipt of such shares by existing pay-in-kind preference shareholders will not give rise to a tax charge.

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Capital gains realized by UK holders who are individuals are currently taxed at the highest marginal tax rate applicable to the individual’s income (subject to exemptions and relieves including the annual exemption which is currently £8,200). Chargeable gains of UK holders who are companies are taxed at 30% for the financial year 1999 (subject to lower rates for small companies).

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

US Federal income tax considerations

The following discussion is a summary of the material US federal income tax considerations relevant to the ownership and disposition of the pay-in-kind preference shares by holders who purchased the pay-in-kind preference shares for cash at their original “ issue price” pursuant to the units offering. For this purpose, the “ issue price” is the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the pay-in-kind preference shares is sold for money. This summary does not purport to be a complete analysis of all potential tax effects, and pertains only to a holder or beneficial owner of pay-in-kind preference shares who is a “ US Holder” as defined above under “ The Notes – US Federal Income Tax Considerations” ..

The discussion is based upon US and UK tax laws, including the Internal Revenue Code, Treasury regulations promulgated thereunder, IRS rulings and pronouncements and judicial decisions and the US-UK double tax convention relating to income and capital gains which entered into force on March 31, 2003 and the protocols there to (the “New Treaty”) and the prior US-UK double tax convention relating to income and capital gains (the “Prior Treaty”) which no longer is in force, all as in effect on the date of this annual report, all of which are subject to change at any time, possibly with retroactive effect.

The discussion does not address all of the US federal income tax consequences that may be relevant to a US Holder in light of such Holder’s particular circumstances or to US Holders subject to special rules, such as banks and other financial institutions, insurance companies, dealers in securities, tax-exempt entities, regulated investment companies US expatriates and persons holding the pay-in-kind preference shares as part of a “ straddle” , “ hedge” or “ conversion transaction” .. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with pay-in-kind preference shares held as “ capital assets” within the meaning of section 1221 of the Internal Revenue Code. If a partnership holds pay-in-kind preference shares, the tax treatment of a partner generally will depend upon the status of the partners and the activities of the partnership. A partner in a partnership that holds such shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the pay-in-kind preference shares.

Registered number: 3768265	47

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Avecia has not sought and will not seek any ruling from the IRS with respect to its position discussed below. There can be no assurance that the IRS or a US court will not take a different position concerning the tax consequences of the ownership or disposition of the pay-in-kind preference shares.

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

Distributions

Distributions on the pay-in-kind preference shares, whether paid in cash or in additional pay-in-kind preference shares (and including any deemed distributions resulting either from a redemption premium on the pay-in-kind preference shares or upon a redemption of the pay-in-kind preference shares, all as discussed below), will be taxable as foreign source ordinary dividend income to a US holder to the extent paid (or deemed paid) out of Avecia’s current or accumulated earnings and profits (as determined for US federal income tax purposes). To the extent that the amount of a distribution exceeds current and accumulated earnings and profits, the distribution will be treated as a return of capital, thus reducing the US Holder’s adjusted tax basis in such pay-in-kind preference shares. The amount of any such excess distribution that is greater than the US Holder’s adjusted basis in the pay-in-kind preference shares will be taxed as capital gain. For purposes of the remainder of this discussion, the term “ dividend” refers to a distribution paid out of allocable earnings and profits, unless the context indicates otherwise. Dividends received by corporate US Holders will not be eligible for the dividends-received deduction allowed under section 243 of the Internal Revenue Code.

There currently is no withholding tax on dividends paid by UK companies under UK tax legislation or under the New Treaty. Accordingly, Avecia is not required to withhold tax at source from dividend payments it makes or from any amount (including any amounts in respect of any accrued dividends) distributed by Avecia. Before May 1, 2004, if a US Holder would have been entitled to greater benefits under the Prior Treaty, that US Holder could have elected to continue to apply the Prior Treaty to dividend payments on the pay-in-kind preference shares made before that date. Because payments of dividends by Avecia to US Holders are not subject to UK withholding tax, it is not necessary to apply the New Treaty in order to receive a reduced rate of withholding. Since there is no UK withholding tax on payments of dividends to US Holders, US Holders will not be entitled to a foreign tax credit for foreign taxes paid as a result of any dividend payments made with respect to the pay-in-kind preference shares.

If a US Holder is a non-corporate US Holder, any dividends paid to it with respect to the pay-in-kind preference shares prior to January 1, 2009 that constitute “qualified dividend income” generally will be taxable at a maximum rate of 15%, provided that the US Holder satisfies certain holding period and other requirements, and Avecia also meets certain requirements, including that either (i) the pay-in-kind preference shares with respect to which the dividend has been paid are readily tradable on an established securities markets in the United States or (ii) Avecia is eligible for the benefits of the New Treaty. Avecia currently believes that dividends paid with respect to its pay-in-kind preference shares should constitute qualified dividend income for US federal income tax purposes, however, this is a factual matter and may be subject to change. The US Treasury and the US Internal Revenue Service have announced their intention to promulgate rules pursuant to which US Holders of shares, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Non-corporate US Holders are urged to consult their own tax advisors regarding the availability to them of the reduced dividend rate in light of their own particular situations. Non-corporate US Holders also should be aware that if the IRS took a different position concerning the tax characterization of the pay-in-kind preference shares, any dividends paid to them by Avecia with respect to the pay-in-kind preference shares would not be eligible for the reduced tax rate.

Registered number: 3768265	48

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Distributions of additional pay-in-kind preference shares

Pursuant to section 305(b) of the Internal Revenue Code, a distribution in the form of additional pay-in-kind preference shares will be treated as a taxable distribution, and therefore will be a dividend to the extent paid out of Avecia’s current or accumulated earnings and profits. See “ – Distributions” .. The amount of the distribution will be equal to the fair market value of the distributed pay-in-kind preference shares on the date of distribution (which generally will equal the related amount of the cash distribution that would have been payable by Avecia had the distribution not been paid in kind). A US Holder’s initial tax basis in any additional pay-in-kind preference shares distributed by Avecia will be equal to the amount that the US Holder is required to include in income in respect of such shares, which generally will be equal to the fair market value thereof on the date of distribution. The US Holder’s holding period for any such additional shares will begin on the day following the date of their distribution.

Redemption Premium

The redemption price of the pay-in-kind preference shares issued in the units offering exceeds their issue price by more than a de minimis amount. As a result, under section 305(c) of the Internal Revenue Code, such excess (the “ redemption premium” ) will be treated as a constructive distribution of additional pay-in-kind preference shares on pay-in-kind preference shares, which is required to be included in income by a US Holder as a distribution over the term of the pay-in-kind preference shares using a constant yield method similar to that used for accruing original issue discount on debt instruments.

For this purpose, the issue price of a pay-in-kind preference share acquired in the units offering will be equal to the portion of the issue price of a unit properly allocable to the pay-in-kind preference share, as described above in “ – Allocation of unit purchase price between pay-in-kind preference shares and warrants” .. As a result, a US Holder will recognize taxable income before receiving cash payments to which such income is attributable.

US Holders are advised to consult their own tax advisors regarding the application of the redemption premium rules to the pay-in-kind preference shares.

Redemption

If a redemption of the pay-in-kind preference shares for cash is treated as a sale or exchange under section 302 of the Internal Revenue Code, the redemption would result in capital gain or loss equal to the difference between the amount of cash and the fair market value of any other proceeds received in such redemption and the US Holder’s adjusted tax basis in the pay-in-kind preference shares redeemed in the manner described below under “ – Sale or Other Disposition” .. Alternatively, if a redemption of pay-in-kind preference shares is treated as a distribution, the redemption distribution will be taxable as a dividend to the extent of Avecia’s current or accumulated earnings and profits (as determined for federal income tax purposes). See “ – Distributions” ..

A redemption of pay-in-kind preference shares for cash generally will be treated as a sale or exchange under section 302 of the Internal Revenue Code only if:

i. after the redemption the US Holder does not own, actually or constructively within the meaning of section 318 of the Internal Revenue Code, any of Avecia’s shares,
ii the redemption is “ substantially disproportionate” with respect to the redeeming US Holder as such term is defined in section 302(b)(2) of the Internal Revenue Code, or,
iii the redemption is “ not essentially equivalent to a dividend” with respect to the redeeming US Holder under section 302(b)(1) of the Internal Revenue Code. Whether a redemption qualifies as “substantially disproportionate” or as “ not essentially equivalent to a dividend” as to a US Holder will depend upon all the relevant facts and circumstances at the time of the redemption.

Registered number: 3768265	49

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

In particular, although a redemption of any preferred shares (such as pay-in-kind preference shares) from a US shareholder who does not own (directly or indirectly) any ordinary shares in the same company generally would be treated for US tax purposes as “ not essentially equivalent to a dividend” , there is a risk that the IRS may take the position that a redemption of pay-in-kind preference shares from a US Holder who also owns ordinary shares of Avecia Group plc or of Avecia Holdings plc (or warrants to acquire any such ordinary shares) that are not also redeemed or contemporaneously disposed of cannot qualify as a sale or exchange and instead must be treated as a distribution taxable as a dividend. US Holders of both pay-in-kind preference shares and ordinary warrants (or ordinary shares of the company or Holdings) should consult their own tax advisors on whether any particular redemption of pay-in-kind preference shares would be treated as a sale or exchange or alternatively as a distribution taxable as a dividend.

Sale or other disposition

Upon the sale, exchange or other disposition of pay-in-kind preference shares, a US Holder generally will recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realized and the US Holder’s adjusted tax basis in the pay-in-kind preference share. In general, a US Holder’s adjusted tax basis in a pay-in-kind preference share is the portion of the issue price of a unit properly allocable to the pay-in-kind preference share (as described above in “ – Allocation of unit purchase price between pay-in-kind preference shares and warrants” ) plus any amount included in gross income as a constructive distribution of redemption premium taxable as a dividend (as described above in “ – Redemption Premium” ), less the amount of any prior distribution treated as a nontaxable return of capital. Such gain or loss will be a capital gain or loss and will be long-term capital gain or loss if the pay-in-kind preference share was held for more than one year. Gain or loss from the sale or exchange of pay-in-kind preference shares generally will be treated as US source gain or loss for foreign tax credit purposes. In the case of individual US Holders, capital gains are subject to US federal income tax at preferential rates if the prescribed minimum holding periods are met. The deductibility of capital losses is subject to certain limitations.

If a US Holder receives pounds sterling (or another foreign currency) on a redemption, sale or exchange of pay-in-kind preference shares, such holder may recognize ordinary income or loss as a result of currency fluctuations between the date of such redemption, sale or exchange and the date the proceeds are converted into US dollars.

Passive foreign investment company status

Avecia currently believes that it did not qualify as a Passive Foreign Investment Company (a “PFIC”) for the 2004 taxable year for US federal income tax purposes. PFIC status is a factual determination that must be made at the end of the close of each taxable year of the company, and therefore is subject to change. If Avecia were to become a PFIC for any taxable year, the tax on distributions on the pay-in-kind preference shares and on any gains realized upon the disposition of such shares may be less favorable than as described herein. Furthermore, dividend payments made by Avecia in respect of the pay-in-kind preference shares would not be eligible for “qualified dividend income” status and would be taxed at the higher rates applicable to other items of ordinary income. US Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of the pay-in-kind preference shares.

US Information reporting and backup withholding

A US Holder of notes or pay-in-kind preference shares may be subject to US information reporting and possible backup withholding at a rate of 28% with respect to payments of principal and interest on the notes or dividends paid on the pay-in-kind preference shares or gross proceeds upon a sale or other disposition of any of such securities. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any US persons required to establish their exempt status generally must furnish IRS Form W-9 (‘Request for Taxpayer Identification Number and Certification’). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries.

Registered number: 3768265	50

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Backup withholding is not an additional tax; Amounts withheld as backup withholding may be credited against a Holder's US federal income tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

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

Interest rate risk

During 2004, the group had an exposure to interest rate risk and, within this category of market risk was most vulnerable to changes in US dollar, sterling and euro interest rates. To manage interest rate risk, the group manages its proportion of fixed to variable rate borrowings within limits approved by the board, primarily through issuing long term fixed rate and deep discount bonds and variable rate term loans, and by utilizing interest rate swaps and interest rate caps. The group’s policy is to manage its exposure to interest rate fluctuations on its borrowings and deposits by using interest rate swaps and interest rate caps. The group’s policy is to keep at least 50 per cent of net external debt at fixed or capped rates of interest for the period of the borrowing. At the year end and after taking account of interest rate swaps, the proportion of the group’s borrowings at fixed rates was 100% (2003:72%).

Registered number: 3768265	51

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

See note 19 of the UK GAAP consolidated financial statements for additional information on interest rate risks.

On June 30, 1999 the company issued 11% senior notes with a gross value of $540 million which represents £278.8 million at December 31, 2004 gross of fees. Net of fees the carrying value of the notes was £272.6 million at December 31, 2004. The company also issued variable rate senior debt of £470 million (out of a total facility of £485 million) with variable interest rates between LIBOR plus 2% and LIBOR plus 3% which on July 6, 1999 was redenominated into $229 million (with a variable interest rate initially set at 7.7% on $95 million and 8.2% on $134 million) and €497 million with a variable interest rate initially set at 4.6% on €436 million and 5.1% on €61 million. Effective on August 2, 1999 the interest rates of a portion of these variable rate loans ($58 million and €131 million) were swapped for fixed rates of 6.53% on the US Dollar loan and 3.83% on the Euro loan, and the interest rates of a further $58 million and €131 million were capped at rates of 6.5% and 4%, respectively and were effective on August 2, 1999 and June 30, 1999, respectively. On October 1, 1999 the final £15 million was issued and denominated into €24 million. On 14th May 2004, all outstanding $ and € senior debt was repaid and £75m drawn in sterling with interest rates fixed six-monthly. On 30th June 2004 all outstanding interest swaps and caps matured.

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

For the year ended December 31, 2004, 72% of Avecia’s sales were made outside of the United Kingdom and 60% of the fixed production and cost base was in the UK. Avecia’s results of operations and financial position are thus significantly impacted by the fluctuation of the pound sterling against the major currencies in which the group transacts, namely the US Dollar, the Euro and the Japanese Yen.

In order to manage Avecia’s currency exposure, part of the debt is denominated in those currencies where the group has positive cash flow. The Avecia board’s policy is to hedge at least 50% of its projected foreign currency net cash flow after interest and tax. For those currencies not absorbed by debt service, the group hedges, on a rolling 12 month basis, the translation of a proportion of its forecast future net cash flows denominated in US dollars and Japanese yen with forward foreign currency contacts. This limits in part the transactional exposure of the group’s net cash flows to movements in exchange rates. The gain or loss on the hedge is recognized at the same time as the underlying transaction.

In respect of its debt at December 31, 2004, Avecia is exposed to the fluctuation of the US Dollar with regard to the recorded balance sheet amount of such debt. The fixed rate notes of $540 million are denominated in US Dollars which translated at December 31, 2004 rate equate to £278.8 million gross value (£271.2 million net of unamortized fees); A 10% strengthening compared with the December 31, 2003 rates in the US Dollar exchange rate would result in an overall increase in the recorded amount of the debt of approximately £25.3 million.

Sensitivity analysis

For financial instruments held, the group has used a sensitivity analysis technique that measures the change in the fair value of the group’s financial instruments from hypothetical changes in market rates. Assuming December 31, 2004 fixed rate debt levels, using December 31, 2003 exchange rates, a one per cent fall in interest rates would adversely impact the fair value of the fixed rate debt by £14.5 million.

The 16% preference shares of $84.5 million, which were issued on June 30, 1999 are classified within shareholders’ equity for UK GAAP purposes and have been excluded from the above sensitivity analysis.

Registered number: 3768265	52

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Liquidity risk

Group policy is to match currency cash expenditure with currency cash income subject to the existence of a free market for that debt and differences in funding costs between markets. Net group borrowings comprise bank debt (£72.9 million; 2003: £160 million), which is due to be repaid by November 2005 and a High Yield Bond (£271.2 million; 2003: £297 million) due 2009. 21% (2003: 6%) of the group’s total borrowings at the year end will become due in the next 12 months, 79% (2003: 87%) in more than two years and 0% (2003: 67%) will become due in more than five years.

At 31 December 2004, the group also had undrawn committed borrowing facilities of £71.8 million (2003: £31.0 million).

Credit risk

Avecia contains credit risk by ongoing review procedures. Counterparties to foreign exchange contracts are all commercial banks with a long term credit rating of A1- or better.

Exchange rates

Exchange rate movements during the year adversely impacted profit before exceptional items and tax by £13.9 million. The adverse impact of exchange rate movements on the translation of overseas operating profit was £2.0 million and on transactions in the year was £11.9 million, giving a total impact on operating profit of £13.9 million. Exchange rate movements also favorably affected the interest charge by £1.0 million.

Item 12 Description of securities other than equity securities

Not applicable to annual reports filed on Form 20-F.

Registered number: 3768265	53

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Part II

Item 13 Defaults, dividend arrearages and delinquencies

No matters to report.

Item 14 Material modifications to the rights of security holders and use of proceeds

No matters to report.

Item 15 Controls and Procedures

Disclosure Controls and Procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in United States Securities Exchange Act of 1934, as amended, Rule 13a-15(e)). Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in timely identifying material information potentially required to be included in our SEC filings.

Internal Control Over Financial Reporting. There were no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

Item 16 [Reserved]

Item 16A. Audit Committee Financial Expert

Avecia Holdings plc, the parent company of the group, has established an Audit Committee to act on behalf of that company and for its subsidiaries, including Avecia Group plc. The members of this Audit Committee are the non-executive directors of Avecia Holdings plc. Avecia Group plc does not itself have its own audit committee. The Board of Directors has therefore determined that Avecia Group plc does not have an “audit committee financial expert” as defined in Item 16-A of Form 20F serving on its audit committee. It is the Board’s opinion that the members of the audit committee of Avecia Holdings plc collectively have sufficient experience and expertise, to be able to provide appropriate independent review and oversight of Avecia Group plc's financial reporting processes, internal controls and independent auditors.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to all employees. A copy of the code of ethics is filed as Exhibit 11 to this Form 20-F.

Registered number: 3768265	54

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Item 16C. Accountant’s Fees and Services

KPMG Audit Plc has served as Avecia’s independent public accountants for each of the fiscal years in the three year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F. The auditors are elected annually by the Annual General Meeting.

The following table presents the aggregate fees for professional services and other services rendered by KPMG to Avecia in 2004 and 2003.

	2004	2003

	£m	£m
Audit Fees (1)	0.4	0.4
Audit-related Fees (2)	0.2	—
Tax Fees (3)	0.3	0.3

Total	0.9	0.7

1	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Group audit; statutory audits; comfort letters and consents; attest services; and services associated with the filing of documents with the SEC.

2	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; due diligence related to acquisitions; and employee benefit plan audits.

3	Tax Fees include fees billed for tax compliance services, advice on original and amended tax returns and claims for refund, tax consultations (such as assistance in connection with tax audits and appeals), tax advice related to mergers and acquisitions, transfer pricing, tax planning services and expatriate tax planning and services.

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
Year ended December 31, 2004

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

Item 16D. Exemptions from the listing standards for audit committees

Not applicable.

Item 16E. Purchases of equity securities by the issuer and affiliated purchasers

Not applicable.

Registered number: 3768265	56

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Part III

Item 17 Financial statements

Not applicable.

Item 18 Financial statements

Index to Consolidated and Combined financial statements

Report of independent auditors	59

Consolidated profit and loss accounts for the years ended December 31 2004, 2003 and 2002.	60

Consolidated balance sheets at December 31 2004 and 2003	61

Consolidated cash flow statements for the years ended December 31 2004, 2003 and 2002.	62

Consolidated statements of total recognized gains and losses for the years ended December 31 2004, 2003 and 2002.	63

Reconciliation of consolidated movements in shareholders’ funds for the years ended December 31 2004, 2003 and 2002.	63

Notes to the consolidated financial statements	64

Item 19 Exhibits

Exhibit number	Description

1.1	Avecia’s Memorandum of Association
1.2	Avecia’s Articles of Association
8	List of significant subsidiaries
11	Code of Ethics
12.1	Certification of Jeremy P. Scudamore, Chief Executive Officer of Avecia Group plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Derrick A. Nicholson, Chief Financial Officer of Avecia Group plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification pursuant to 18 U.S.C section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

Please refer to item 10 – Additional information for Avecia’s Memorandum and Articles of Association.

Registered number: 3768265	57

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Signatures

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Avecia Group plc

Registrant

/s/ D A NICHOLSON\

D A Nicholson

Chief Financial Officer

Dated May 9, 2005

Registered number: 3768265	58

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder of Avecia Group plc

We have audited the accompanying consolidated balance sheets of Avecia Group plc and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of profit and loss, cash flow, total recognized gains and losses and reconciliations of consolidated movements in shareholders’ funds for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avecia Group plc and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

KPMG Audit Plc
Chartered Accountants Registered Auditor

Manchester, England May 9, 2005

Registered number: 3768265	59

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Consolidated profit and loss account

Avecia Group plc		For the year ended December 31, 2004	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2003	For the year ended December 31, 2002	For the year ended December 31, 2002

				Restated	Restated	Restated	Restated
	Note	£ million	£ million	£ million	£ million	£ million	£ million

Turnover: group & share of joint ventures			416.0		497.6		589.2
Less share of joint ventures’ turnover			(8.8)		(12.4)		(13.5)
Group turnover	3
Continuing operations		200.1		185.6		250.1
Discontinued operations		207.1		299.6		325.6

			407.2		485.2		575.7

Operating costs	4		(426.8)		(501.1)		(559.3)
Exceptional operating costs	4		(39.9)		(69.3)		(41.2)
Other operating income	4		9.1		4.1		7.6

Group operating (loss)/profit
Continuing operations	4	(83.7)		(129.9)		(75.3)
Discontinued operations	4	33.3		48.8		58.1

			(50.4)		(81.1)		(17.2)
Share of operating (loss)/profit of joint ventures			(6.9)		1.7		2.2
Profit on disposal of businesses	5		98.6		15.4		9.4

Profit/(loss) on ordinary activities before interest and taxation			41.3		(64.0)		(5.6)
Other interest receivable & similar income Income from current asset investments	9		32.9		34.3		34.5
			0.2		—		—
Interest payable and similar charges	10		(51.5)		(61.5)		(65.4)
Other finance costs			(2.1)		(2.4)		—

Profit/(loss) on ordinary activities before taxation			20.8		(93.6)		(36.5)
Taxation on profit/(loss) on ordinary activities	11		(1.9)		(0.9)		(6.5)

Profit/(loss) on ordinary activities after taxation	3-10		18.9		(94.5)		(43.0)
Attributable to minority interests			(6.6)		(6.4)		(6.0)

Retained profit/(loss) for the financial period			12.3		(100.9)		(49.0)

2003 & 2002 have been restated to reflect the change in continuing/discontinued operations.

The accompanying notes are an integral part of these financial statements.

Registered number: 3768265	60

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Consolidated balance sheet

		Avecia Group plc Consolidated Balance Sheet as at
		December 31, 2004	December 31, 2003

			Restated
	Note	£ million	£ million
Fixed assets
Intangible assets	12
Goodwill		199.6	277.7
Other intangible assets		8.5	10.1

		208.1	287.8
Tangible assets	13	198.6	263.2
Investments
Investments in joint ventures	14
Share of gross assets and goodwill		9.6	20.4
Share of gross liabilities		(1.7)	(1.6)

		7.9	18.8

		414.6	569.8
Current assets
Stocks	15	50.2	74.9

Debtors within one year	16	69.7	75.1
Debtors after one year	16	15.0	17.2

		84.7	92.3

Cash at bank and in hand		22.7	8.0

		157.6	175.2
Creditors: amounts falling due within one year	17	(155.6)	(165.5)

Net current assets		2.0	9.7

Total assets less current liabilities		416.6	579.5

Creditors: amounts falling due after more than one year	18	(278.4)	(440.6)
Provisions for liabilities and charges	20	(17.0)	(7.5)
Net assets excluding pension liability		121.2	131.4
Pension liability	26	(105.7)	(113.2)

Net assets including pension liability		15.5	18.2

Capital and reserves
Called up share capital	22	330.7	330.6
Share premium account	23	14.9	13.4
Profit and loss account	23	(330.1)	(328.8)
Shares to be issued	23	—	3.0

Shareholders’ funds		15.5	18.2

of which: equity shareholders’ funds		(22.1)	(19.5)
of which: non-equity shareholders’ funds		37.6	37.7

		15.5	18.2
Minority interests		—	—

Shareholders’ funds and minority interests		15.5	18.2

2003 has been restated to reflect the adoption of UITF 38.

The accompanying notes are an integral part of these financial statements

Registered number: 3768265	61

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Consolidated cash flow statement

		Avecia Group plc Consolidated
		For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
		2004	2003	2002

	Note	£ million	£ million	£ million

Cash inflow from operating activities	27	11.2	47.3	107.8
Dividends from joint ventures	28	2.5	3.0	5.5
Returns on investments and servicing of finance	28	(38.4)	(47.0)	(56.9)
Taxation		(0.2)	(0.1)	(4.1)
Capital expenditure and financial investment	28	(13.3)	(49.6)	(43.1)
Acquisitions and disposals	28	186.9	76.6	196.2

Cash inflow before financing		148.7	30.2	205.4

Financing	28	(133.8)	(40.6)	(201.2)

Increase/(decrease) in cash in the period		14.9	(10.4)	4.2

Reconciliation of net cash flow to movement in net debt
		Avecia Group plc Consolidated
		For the Year ended December 31,	For the Year ended December 31,	For the Year ended December 31,
		2004	2003	2002

	Note	£ million	£ million	£ million

Increase/(decrease) in cash in the period		14.9	(10.4)	4.2

Cash inflow from increase in debt and lease financing		(117.5)	(64.0)	(39.0)
Cash outflow from decrease in debt and lease financing		251.3	104.7	240.3

Change in net debt resulting from cash flows		148.7	30.3	205.5

Cash/(loans and finance leases) disposed with subsidiary		(0.2)	—	—
Translation differences		33.6	26.8	41.2
Non-cash items		(8.7)	(4.2)	(5.1)

Movement in net debt in the period		173.4	52.9	241.6
Net debt at the start of the period		(498.4)	(551.3)	(792.9)

Net debt at the end of the period	29	(325.0)	(498.4)	(551.3)

The accompanying notes are an integral part of these financial statements.

Registered number: 3768265	62

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Consolidated statement of total recognized gains and losses

	Avecia Group plc Consolidated
	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2004	2003	2002

	£ million	£ million	£ million
Profit/(loss) for the financial period
Group	25.8	(96.2)	(45.2)
Share of joint ventures	(6.9)	1.7	2.2

	18.9	(94.5)	(43.0)
Net exchange differences on the retranslation of net investments and related borrowings	(5.9)	1.6	(9.0)
Actuarial loss relating to pensions liability	(10.5)	(29.2)	—

Total recognized gains/(losses) relating to the financial year	2.5	(122.1)	(52.0)
Prior year adjustment (UITF38)	(0.5)

Total recognized gains/(losses) since last annual report	2.0

Reconciliation of consolidated movements in shareholders’ funds

		Avecia Group plc Consolidated
		For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002

			Restated	Restated
	Notes	£ million	£ million	£ million

Profit/(loss) for the financial period		18.9	(94.5)	(43.0)
Appropriation of profit relating to non equity shares		(6.6)	(6.4)	(6.0)

		12.3	(100.9)	(49.0)
Other recognized gains and losses relating to the period (net)	23	(18.4)	(25.2)	(52.8)
New share capital subscribed	22	0.2	0.2	0.2
Premium on share issues (net of issue costs)	23	6.0	5.6	5.3
Shares to be issued	23	(3.1)	0.3	0.2
Amortization of share issue costs	23	0.3	0.3	0.4

Net addition to shareholders’ funds		(2.7)	(119.7)	(95.7)

Opening shareholders’ funds as previously stated		18.2	138.2	234.1
Prior year adjustment – UITF38		—	(0.3)	(0.2)

Opening shareholders funds restated		18.2	137.9	233.9

Closing shareholders’ funds		15.5	18.2	138.2

The accompanying notes are an integral part of these financial statements.

Registered number: 3768265	63

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements

1	Basis of preparation

General

The financial statements have been prepared in accordance with generally accepted accounting standards in the United Kingdom (‘UK GAAP’), and under the historical cost accounting rules. These accounting standards differ in certain significant aspects from generally accepted accounting principles in the United States (‘US GAAP’) (see note 34).

The information set out in these accounts does not constitute the company’s statutory accounts for the years ended December 31, 2004, 2003 and 2002. Those accounts have been reported on by the company’s auditors; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The accounts for 2003 have been delivered to the registrar of companies and those for 2004 will be delivered in due course.

Consolidated financial statements

The consolidated financial statements include the financial position of the company and its subsidiary undertakings for the years ended December 31, 2004 and December 31, 2003 and the financial results of the company and its subsidiary undertakings for the years ended December 31, 2004, December 31, 2003 and December 31, 2002. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. All significant inter company accounts and transactions have been eliminated.

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

At 31 December 2004 the Group had debt under its Banking Facilities secured by a fixed and floating charge over its properties, assets and undertakings.

Following the successful disposal of its NeoResins and Displays businesses after 31 December 2004, the Group used the proceeds of these disposals to repay all term debt outstanding under the bank facilities and 77% of the High Yield Bonds in issue. In addition the Group has currently retained circa. £60 million of the net proceeds after transaction costs, which will be utilised to manage liquidity, re-invest in the Group or make further repayments of debt.

As part of the Group’s ongoing strategy the Group will continue to effect further divestments at such times as the directors believe will generate appropriate value.

The directors have reviewed the Group’s budget for the current year and outline projections for the subsequent year, including cash flows and forecasts of liquidity available. Following this review, the directors have formed a judgement that, at the time of approval of the financial statements, the Group has sufficient resources to continue operating for the foreseeable future. For these reasons the directors continue to prepare the financial statements on a going concern basis.

Registered number: 3768265	64

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

2	Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial statements.

Own Shares Held

UITF Abstract 38 ‘Accounting for ESOP trusts’ is effective for accounting periods ending on or after 22 June 2004. As a result the Group’s own shares held by employee trusts, which are held at the lower of purchase cost and net realisable value and have previously been shown in debtors, are now deducted in arriving at shareholders’ funds. There has been no profit and loss effect from this change. The net effect on shareholders funds was a deduction of £0.5m (2003: £0.3m).

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

The group’s share of the profits and losses of all significant joint ventures is included in the consolidated profit and loss account using the equity accounting method. The holding value of significant joint ventures in the group balance sheet is calculated by reference to Avecia’s equity in the net assets of such joint ventures, as shown by the most recent accounts available, adjusted where appropriate.

Depreciation and amortization

The book value of each tangible fixed asset is written off evenly over its estimated remaining life. Reviews are made periodically of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. The total asset lives approximate to 15 years for buildings and 10 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost.

Intangible assets acquired, including patents and intellectual property rights, are capitalized and amortized on a straight line basis over their estimated useful lives (not exceeding 20 years). Internally developed intangible assets are not capitalized.

Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such an asset to discounted future net cash flows expected to be generated by them. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed their fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Registered number: 3768265	65

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

2	Accounting policies (continued)

Environmental liabilities

The group is exposed to environmental liabilities relating to operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when the group has a present obligation as a result of a past event, expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Foreign currencies

Profit and loss accounts of overseas operations recorded in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at rates prevailing at the balance sheet date.

Exchange differences on short-term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit. In the consolidated financial statements exchange differences arising from the translation of the net investments of overseas subsidiaries, joint ventures and associates are taken directly to reserves via the consolidated statement of total recognized gains or losses. Differences on relevant foreign currency loans, together with related tax, are taken to reserves via the statement of total recognized gains and losses and offset against the differences on net investments, as they are considered to be a hedge against movements on the net investments. To the extent that foreign currency loans are not considered to be a hedge the foreign exchange difference is booked to the profit and loss account.

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

Where grants comprise capital and revenue elements, these elements are split out on a reasonable basis and each element is treated as described above.

Leases

Assets held under finance leases are capitalized and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or its useful life. The obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate under creditors due within, or creditors due after, one year. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Rentals under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

Registered number: 3768265	66

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

2	Accounting policies (continued)

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

Taxation

The charge for taxation is based on the profits for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Deferred tax assets are recognized, without discounting, to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there would be suitable profits from which the future reversal of the underlying timing differences can be deducted.

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

2      Accounting policies (continued)

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

3      Segmental information

Classes of business

Avecia is a global group of specialized chemical businesses, which develop, manufacture and market chemical products to customers in a wide range of industries. Avecia operates through three main businesses which report to the central management team. Inter segment sales are minimal. The group continues to re-evaluate its segments and has re-stated its disclosure to conform to these new segments.

The following is a brief description of each business segment:

Chemicals– produces chemical intermediates for pharmaceutical, agrochemical products and other chemical products;

Biotechnology– manufacturing and process development services for advanced medicines;

Electronic Materials– supplier of color and black ink for ink jet printers, consumables for color photocopiers and laser printers; and organic light emitting polymers for flat panel displays.

Discontinued Operations– comprises of i. the Stahl business (sold in January 2002), ii. the entire Specialty Products business segment (the final parts of the segment, the Additives and Biocides businesses, having been sold in January and April 2004 respectively), and iii. the NeoResins business (supplier of water-borne resins used as binders and additives in the paint, coating, adhesives and printing ink industries) that was sold subsequent to the year end (see note 31, Post Balance Sheet Events).

The following tables analyze certain profit and loss and net asset items by business segment. No segment allocation has been shown for interest and taxation as they have not been allocated to these businesses. The accounting policies for each segment are the same as those for the consolidated/combined business. Central costs and overheads are not allocated to individual segments. The Group’s policy is to transfer products internally at external market prices.

Registered number: 3768265	68

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

3      Segmental information (continued)

The tables below set out information for each of the industry segments and geographic areas of operation.

Avecia Group plc consolidated

	For the year ended December 31, 2004

	Chemicals	Biotechnology	Electronic Materials	Discontinued Operations	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million
Turnover
Total sales	77.8	55.8	70.3	207.3	5.1	416.3
Inter-segmental sales	—	(0.1)	—	(0.2)	—	(0.3)
Joint venture sales	—	—	(8.8)	—	—	(8.8)

Sales to third parties	77.8	55.7	61.5	207.1	5.1	407.2

Segment operating (loss)/profit before:	(31.3)	(9.6)	5.8	33.3	(1.2)	(3.0)
Share of operating profit in joint ventures	—	—	(6.9)	—	—	(6.9)
Profit on disposal of business	—	—	—	—	98.6	98.6

Segment (loss)/profit before interest, taxation and minority interests	(31.3)	(9.6)	(1.1)	33.3	97.4	88.7

Unallocated costs						(47.4)

Group profit before interest, taxation and minority interests						41.3

Net assets as at December 31, 2004	37.2	80.6	56.2	73.3	(0.7)	246.6

Unallocated net liabilities						(239.0)
Share of joint ventures’ net assets	—	—	7.9	—	—	7.9

Total net assets as at December 31, 2004						15.5

Unallocated costs relate to amortization, depreciation, UK & US head office costs, exceptional operating items and restructuring costs.

Unallocated net liabilities relate to goodwill less corporate liabilities and external loans.

Registered number: 3768265	69

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

3      Segmental information (continued)

Avecia Group plc consolidated

	For the year ended December 31, 2003 (restated)

	Chemicals	Biotechnology	Electronic Materials	Discontinued Operations	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million
Turnover
Total sales	92.0	30.5	75.4	300.2	0.1	498.2
Inter-segmental sales	—	—	—	(0.6)	—	(0.6)
Joint venture sales	—	—	(12.4)	—	—	(12.4)

Sales to third parties	92.0	30.5	63.0	299.6	0.1	485.2

Segment operating (loss)/profit before:	(70.1)	(17.2)	3.8	48.8	(0.1)	(34.8)
Share of operating profit in Joint ventures	—	—	1.7	—	—	1.7
Profit on disposal of business	—	—	—	—	15.4	15.4

Segment (loss)/profit before interest, taxation and minority interests	(70.1)	(17.2)	5.5	48.8	15.3	(17.7)

Unallocated costs						(46.3)
Group (loss) before interest, taxation and minority interests						(64.0)

Net assets as at December 31, 2003	54.1	85.7	60.6	122.2	9.2	331.8

Unallocated net liabilities						(323.1)
Share of joint ventures’ net assets	—	—	9.5	—	—	9.5
Total net assets as at December 31, 2003						18.2

Unallocated costs relate to amortization, depreciation, UK & US head office costs, exceptional operating items and restructuring costs.

Unallocated net liabilities relate to goodwill less corporate liabilities and external loans.

Registered number: 3768265	70

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

3      Segmental information (continued)

Avecia Group plc consolidated

	For the year ended December 31, 2002 (restated)

	Chemicals	Biotechnology	Electronic Materials	Discontinued Operations	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million
Turnover
Total sales	136.3	49.4	77.3	326.1	0.6	589.7
Inter-segmental sales	—	—	—	(0.5)	—	(0.5)
Joint venture sales	—	—	(13.5)	—	—	(13.5)

Sales to third parties	136.3	49.4	63.8	325.6	0.6	575.7

Segment operating (loss)/ profit before:	(0.1)	(3.5)	2.1	58.1	—	56.6
Share of operating profit in joint ventures	—	—	2.2	—	—	2.2
Profit on disposal of business	—	—	—	—	9.4	9.4

Segment (loss)/profit before interest, taxation and minority interests	(0.1)	(3.5)	4.3	58.1	9.4	68.2

Unallocated costs						(73.8)

Group (loss) before interest, taxation and minority interests						(5.6)

Net assets as at December 31, 2002	151.1	59.7	61.6	145.2	10.6	428.2

Unallocated net liabilities						(299.8)
Share of joint ventures’ net assets	—	—	10.1	—	—	10.1

Total net assets as at December 31, 2002						138.5

Unallocated costs relate to amortization, depreciation, UK & US head office costs, exceptional operating items and restructuring costs.

Unallocated net liabilities relate to goodwill less corporate liabilities and external loans.

Registered number: 3768265	71

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

3      Segmental information (continued)

Avecia Group plc consolidated

	For the year ended December 31, 2004

	UK	Continental Europe	The Americas	Asia, Africa and Australasia	Total

	£ million	£ million	£ million	£ million	£ million
Turnover
Sales by destination
Total sales	50.2	158.8	146.8	60.5	416.3
Inter-segmental sales	(0.2)	(0.1)	—	—	(0.3)
Sales to joint ventures	(0.5)	(2.7)	(5.4)	(0.2)	(8.8)

Sales to third parties	49.5	156.0	141.4	60.3	407.2

Sales by origin
Total sales	119.8	133.6	128.5	34.4	416.3
Inter-segmental sales	(0.3)	—	—	—	(0.3)
Joint venture sales	(3.6)	—	(5.2)	—	(8.8)

Sales to third parties	115.9	133.6	123.3	34.4	407.2

Segment operating (loss)/profit before:	(54.2)	(9.2)	11.3	1.7	(50.4)
Share of operating profit/(loss) in joint ventures	0.4	—	(7.3)	—	(6.9)
Profit/(loss) on disposal of business	127.8	(0.3)	(29.2)	0.3	98.6

Segment/group profit/(loss) before interest, taxation and minority interests	74.0	(9.5)	(25.2)	2.0	41.3

Net (liabilities)/assets as at December 31, 2004	(67.4)	118.2	(50.1)	6.9	7.6
Joint ventures	5.1	—	2.8	—	7.9

Total net assets as at December 31, 2004					15.5

Registered number: 3768265	72

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

3      Segmental information (continued)

Avecia Group plc consolidated

	For the year ended December 31, 2003

	UK	Continental Europe	The Americas	Asia, Africa and Australasia	Total

	£ million	£ million	£ million	£ million	£ million
Turnover
Sales by destination
Total sales	51.9	175.6	192.2	78.5	498.2
Inter-segmental sales	(0.1)	(0.4)	(0.1)	—	(0.6)
Sales to joint ventures	(0.4)	(3.1)	(8.9)	—	(12.4)

Sales to third parties	51.4	172.1	183.2	78.5	485.2

Sales by origin
Total sales	135.5	131.2	186.0	45.5	498.2
Inter-segmental sales	(0.4)	(0.1)	(0.1)	—	(0.6)
Joint venture sales	(4.6)	—	(7.8)	—	(12.4)

Sales to third parties	130.5	131.1	178.1	45.5	485.2

Segment operating (loss)/profit before:	(48.2)	(11.7)	(23.1)	1.9	(81.1)
Share of operating profit in joint ventures	1.0	—	0.7	—	1.7
Profit/(loss) on disposal of business	6.1	0.6	8.9	(0.2)	15.4

Segment/group (loss)/profit before interest, taxation and minority interests	(41.1)	(11.1)	(13.5)	1.7	(64.0)

Net (liabilities)/assets as at December 31, 2003	(86.3)	124.5	(35.1)	5.6	8.7

Joint ventures	5.8	—	3.7	—	9.5

Total net assets as at December 31, 2003					18.2

Registered number: 3768265	73

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

3      Segmental information (continued)

Avecia Group plc consolidated

	For the year ended December 31, 2002

	UK	Continental Europe	The Americas	Asia, Africa and Australasia	Total

	£ million	£ million	£ million	£ million	£ million
Turnover
Sales by destination
Total sales	91.6	163.3	254.5	80.3	589.7
Inter-segmental sales	(0.2)	(0.3)	—	—	(0.5)
Sales to joint ventures	—	(3.2)	(10.3)	—	(13.5)

Sales to third parties	91.4	159.8	244.2	80.3	575.7

Sales by origin
Total sales	168.7	123.0	251.1	46.9	589.7
Inter-segmental sales	(0.3)	(0.1)	(0.1)	—	(0.5)
Joint venture sales	(4.4)	—	(9.1)	—	(13.5)

Sales to third parties	164.0	122.9	241.9	46.9	575.7

Segment operating (loss)/profit before:	(10.5)	(14.3)	5.7	1.9	(17.2)
Share of operating profit in joint ventures	0.9	—	1.3	—	2.2
(Loss)/Profit on disposal of business	(15.9)	34.0	(10.6)	1.9	9.4

Segment/group (loss)/profit before interest, taxation and minority interests	(25.5)	19.7	(3.6)	3.8	(5.6)

Net (liabilities)/assets as at December 31, 2002	(82.6)	221.0	(11.6)	1.6	128.4
Joint ventures	6.0	—	4.1	—	10.1

Total net assets as at December 31, 2002					138.5

Registered number: 3768265	74

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

3      Segmental information (continued)

	Avecia Group plc Consolidated

	As at December 31, 2004	As at December 31, 2003 Restated

	£ million	£ million
Total assets
Chemicals	54.6	73.8
Biotechnology	98.6	101.3
Electronic Materials	73.3	80.9
Discontinued Operations	103.4	159.1
Other	242.3	329.9

	572.2	745.0

Other includes all goodwill.

	Avecia Group plc Consolidated

	For the Year ended December 31, 2004	For the Year ended December 31, 2003	For the year ended December 31, 2002

	£ million	£ million	£ million
Capital expenditure on tangible and intangible fixed assets
Chemicals	1.8	2.1	13.6
Biotechnology	4.7	36.7	21.3
Electronic Materials	2.4	3.3	4.7
Discontinued Operations	5.6	7.6	5.8
Other	0.8	0.3	0.6

Total	15.3	50.0	46.0

Registered number: 3768265	75

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

3      Segmental information (continued)

	Avecia Group plc Consolidated

	For the year ended December 31, 2004	For the year ended December 31, 2003 Restated	For the year ended December 31, 2002 Restated

	£ million	£ million	£ million
Depreciation and amortization
Chemicals	28.8	70.7	25.8
Biotechnology	6.2	3.6	5.4
Electronic Materials	7.0	6.7	6.5
Discontinued Operations	6.9	11.0	11.5
Other	32.0	44.2	53.6

Total	80.9	136.2	102.8

Included in the year ended 31 December, 2004 is £22.2 million of fixed asset impairment charge in Chemicals (2003: £55.2 million; 2002:£8.6 million). Other includes amortization of all goodwill.

Registered number: 3768265	76

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

3      Segmental information (continued)

Geographic areas

	Avecia Group plc Consolidated

	As at December 31, 2004	As at December 31, 2003
	£ million	£ million

Net assets
United Kingdom	(62.3)	(80.5)
Continental Europe	118.2	124.5
The Americas	(47.3)	(31.4)
Asia, Africa and Australasia	6.9	5.6

	15.5	18.2

	Avecia Group plc Consolidated

	As at December 31, 2004	As at December 31, 2003
	£ million	£ million

Tangible fixed assets
United Kingdom	118.3	171.1
Continental Europe	38.2	39.2
The Americas	42.0	52.6
Asia, Africa and Australasia	0.1	0.3

	198.6	263.2

	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Average number of employees
United Kingdom	1,453	1,842	1,934
Continental Europe	570	603	599
The Americas	479	649	759
Asia, Africa and Australasia	25	72	72

	2,527	3,166	3,364

Registered number: 3768265	77

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

4      Group operating profit

	Avecia Group plc Consolidated

	For the year ended December 31, 2004			For the year ended December 31, 2003

	Continuing operations	Discontinued operations	2004 Total	Continuing operations	Discontinued operations	2003 Total

	£ million	£ million	£ million	£ million	£ million	£ million
Operating costs before exceptionals
Cost of sales	(140.0)	(130.1)	(270.1)	(173.7)	(173.8)	(347.5)
Distribution costs	(4.7)	(17.5)	(22.2)	(3.2)	(19.6)	(22.8)
Research and development	(34.9)	(10.5)	(45.4)	(41.8)	(15.9)	(57.7)
Selling, general and administrative expenses	(73.8)	(15.3)	(89.1)	(30.7)	(42.4)	(73.1)

	(253.4)	(173.4)	(426.8)	(249.4)	(251.7)	(501.1)

Exceptional operating costs
Restructuring and site closure (net of pension curtailment gains	(15.9)	—	(15.9)	—	—	—
Impairment of Goodwill, Intangible and Tangible Assets	(22.3)	—	(22.3)	(69.3)	—	(69.3)
Onerous contract	(1.7)	—	(1.7)	—	—	—

	(39.9)	—	(39.9)	(69.3)	—	(69.3)

Other operating income
Royalty income	—	—	—	0.2	—	0.2
Other income	9.5	(0.4)	9.1	3.0	0.9	3.9

	9.5	(0.4)	9.1	3.2	0.9	4.1

Total charge for depreciation and amortization included above	(65.9)	(6.9)	(72.8)	(124.4)	(10.9)	(135.3)

Registered number: 3768265	78

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

4      Group operating profit (continued)

	Avecia Group plc Consolidated

	For the year ended December 31, 2002 Restated

	Continuing Operations	Discontinued operations	Total

	£ million	£ million	£ million
Operating costs before exceptionals
Cost of sales	(178.4)	(183.3)	(361.7)
Distribution costs	(3.1)	(23.8)	(26.9)
Research and development	(42.3)	(16.5)	(58.8)
Selling, general and administrative expenses	(66.3)	(45.6)	(111.9)

	(290.1)	(269.2)	(559.3)

Exceptional operating costs
Restructuring and site closure	(11.1)	—	(11.1)
Impairment of Goodwill, Intangible and Tangible Assets	(30.1)	—	(30.1)
Onerous contract	—	—	—

	(41.2)	—	(41.2)

Other operating income
Royalty income	0.8	—	0.8
Other income	5.1	1.7	6.8

	5.9	1.7	7.6

Total charge for depreciation and amortization included above	(90.3)	(11.5)	(101.8)

Registered number: 3768265	79

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

5      Profit on disposal of businesses

In January 2004 the Group completed the sale of the Additives business to The Lubrizol Corporation. The principal effects on the reported results are as follows:

2004

£m
Cash flow
Working capital settlement	—
Cash disposed	(0.1)
Sale of business	69.0

Profit on disposal
Goodwill written off on disposal	25.0
Net assets disposed (net of pension fund curtailment gain)	6.7
Disposal costs	3.5
Profit on disposal	33.8

69.0

Consideration
Cash	69.0
Working capital settlement	—

69.0

In April 2004 the Group completed the sale of the Biocides business to Arch Chemicals, Inc. The principal effects on the reported results are as follows:

2004

£m
Cash flow
Working capital settlement	4.1
Cash disposed	(0.1)
Sale of business	119.4

Profit on disposal
Goodwill written off on disposal	23.4
Net assets disposed (net of pension fund curtailment gain)	31.6
Disposal costs	4.8
Profit on disposal	63.7

123.5

Consideration
Cash	110.2
Shares in Arch Chemicals, Inc. (initial consideration)	8.3
Shares in Arch Chemicals, Inc. (deferred consideration)	0.9
Working capital settlement	4.1

123.5

Registered number: 3768265	80

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

5      Profit on disposal of businesses (continued)

The shares in Arch Chemicals, Inc. received as part of the initial consideration were held as a current asset investment and were disposed of later in the year at a profit of £1.8 million which is included within operating profit. The shares in Arch Chemicals, Inc. received as deferred consideration were received in January 2005.

In November 2004 the Group completed the sale of the Special Drug Mixtures business to the Copperhead Chemical Company .

The principal effects on the reported results are as follows:

2004

£m
Cash flow
Sale of business	6.3

Profit on disposal
Goodwill written off on disposal	2.7
Net assets disposed	2.4
Disposal costs	0.1
Profit on disposal	1.1

6.3

Consideration
Cash	6.3

Additionally, during the year the group reported £0.1m loss relating to the sale of Stahl which took place in 2002.

Registered number: 3768265	81

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

6      Profit/(loss) on ordinary activities before taxation

	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2004	2003	2002

	£ million	£ million	£ million

Profit/(loss) on ordinary activities before taxation is stated

– after charging

Auditors’ remuneration:
– group audit	0.4	0.4	0.4
– fees paid to the auditors and their associates in respect of other services	0.6	0.3	0.1
Depreciation and other amounts written off tangible fixed assets:
Owned	25.6	33.1	39.1
Leased	1.1	1.1	0.3
Impairment of tangible and intangible fixed assets	22.3	55.9	8.6
Impairment of goodwill	—	13.4	21.5
Amortization of goodwill	22.4	29.6	30.7
Amortization of goodwill for joint ventures	0.9	0.9	1.0
Impairment of goodwill for joint ventures	7.2	—	—
Amortization of intellectual property rights	1.5	2.1	1.6
Exchange losses	—	5.1	1.4
Operating leases:
Land & buildings	0.3	0.3	0.3
Other	—	0.2	0.4
Research and development expenditure	45.4	57.7	58.8

– after crediting

Exchange gains	32.1	34.8	33.1
Government grants	1.2	1.0	0.1

Registered number: 3768265	82

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

7      Remuneration of directors

Avecia Group plc

	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002

	£’000	£’000	£’000

Directors’ emoluments	1,179	820	801

Included in the above amounts paid to third parties in respect of directors’ services	—	—	—

The aggregate of emoluments of the highest paid director were £522,313 for the year ended December 31, 2004, (2003: £366,253) and company pension contributions of £12,240 (2003: £11,880) were made to a money purchase scheme on his behalf.

	Number of directors

	2004	2003	2002

Retirement benefits are accruing to the following number of directors under:

Money purchase schemes	2	2	2
Defined benefit schemes	1	1	1

Registered number: 3768265	83

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

8      Staff numbers and costs

The average number of persons employed (including directors) during the period, analyzed by business segment, was as follows:

	Number of employees

	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31, 2004	December 31, 2003	December 31, 2002

Biotechnology	562	513	411
Chemicals	696	846	917
Electronic Materials	461	543	542
Discontinued	668	1,050	1,255
Other	140	214	239

	2,527	3,166	3,364

The employee numbers for 2003 and 2002 have been amended to show the average number of persons employed during those periods. These periods previously showed the number of persons employed at the end of each period.

The aggregate payroll costs were as follows:

	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31, 2004	December 31, 2003	December 31, 2002

	£ million	£ million	£ million

Wages and salaries	89.6	105.6	114.0
Social security costs	9.4	11.6	11.6
Other pension costs	11.2	14.9	12.5

	110.2	132.1	138.1
Other employment costs:
Severance costs	10.1	10.8	2.5
Post retirement costs	0.8	0.5	0.5
Other	—	—	0.5

	10.9	11.3	3.5

	121.1	143.4	141.6

Registered number: 3768265	84

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

9      Other interest receivable and similar income

	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31, 2004	December 31, 2003	December 31, 2002

	£ million	£ million	£ million

Net exchange gains	32.1	33.3	32.6
On bank deposits	0.7	1.0	1.9
Other	0.1	—	—

	32.9	34.3	34.5

10      Interest payable and similar charges

	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31, 2004	December 31, 2003	December 31, 2002

	£ million	£ million	£ million

Net exchange losses	—	5.2	1.5
On bank loans and overdrafts	6.8	11.6	15.1
On all other loans	34.2	39.5	41.9
Amortization of finance fees	10.2	4.8	6.4
Finance charges payable in respect of finance leases and hire purchase contracts	0.3	0.4	0.4
Losses on early repayments of debt	—	—	0.1

	51.5	61.5	65.4

Registered number: 3768265	85

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

11      Taxation

The provision for tax is as follows:

	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31, 2004	December 31, 2003	December 31, 2002

	£ million	£ million	£ million

UK taxation charge at United Kingdom corporation tax rate of 30% for year ended December 31, 2004 (30% for year ended December 31, 2003; 30% for year ended December 31, 2002)	—	—	—
Deferred taxation	0.6	0.2	4.4
Overseas taxation	1.3	0.7	2.1

	1.9	0.9	6.5

At December 31, 2004 there were £86.9m of UK tax losses to be carried forward with no expiration date (2003: £159.2 m). In addition, at that date, the group had US$ 30.7 million of US federal tax net operating losses which expire in years 2020 to 2023 (2003: $41.2 m). No deferred tax asset was recognized in respect of these losses which results in the high effective tax rate for the group. There is £5.2m non current and £0.5m current deferred tax (see note 20).

Registered number: 3768265	86

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

11      Taxation (continued)

Factors affecting tax charge for year

The tax assessed for the period is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002

	£m	£m	£m

Profit/(loss) on ordinary activities before tax	20.8	(93.6)	(36.5)

Profit/(loss) on ordinary activities multiplied by standard rate of corporation tax in the UK of 30%	6.2	(28.1)	(10.8)
Effects of:
Expenses not deductible for tax :
Goodwill amortisation	21.3	6.4	12.6
Depreciation for the period in excess of capital allowances	1.6	14.7	(8.2)
Disposal of assets	0.3	—	7.9
Non taxable income	(9.0)	(3.9)	(0.3)
Gain on disposal of subsidiary not taxable	—	—	(2.8)
Adjustment of depreciation and goodwill on business disposals	—	0.8	—
Generation of additional tax losses in the year	1.1	21.6	2.6
Higher rates on overseas earnings	3.2	—	0.4
Pension fund payment	—	—	(2.3)
Tax losses utilised	(19.7)	(10.7)	—
State taxes	0.2	0.2	0.9
Profit in inventory	(1.8)	(0.3)	2.1
Previous year adjustment	(2.2)	—	—
R&D tax credits	(0.3)	—	—
Dividends not taxable	0.4	—	—

Total current taxes	1.3	0.7	2.1
Deferred tax charge for the period	0.6	0.2	4.4

Deferred taxes
Profit in inventory	0.2	—	2.8
Unremitted earnings	0.6	—	2.3
Other timing differences	(0.2)	0.2	(0.7)

Total deferred taxes	0.6	0.2	4.4

Taxes on income from ordinary activities	1.9	0.9	6.5

All current and deferred income tax expense for the year is attributable to foreign operations.
Analysis of loss on ordinary activities before taxation :

	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002

	£ million	£ million	£ million

UK activities	0.3	(63.5)	(46.9)
Non UK activities	22.8	(30.1)	10.4

Total	23.1	(93.6)	(36.5)

Registered number: 3768265	87

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

12      Intangible fixed assets

	Avecia Group plc Consolidated as at December 31, 2004

	Goodwill	Intellectual property rights	Total

	£ million	£ million	£ million
Cost or valuation
At beginning of year	443.6	16.7	460.3
Additions	—	0.1	0.1
Disposals	(106.7)	(0.1)	(106.8)
Translation adjustments	(6.3)	(0.2)	(6.5)

At end of year	330.6	16.5	347.1

Amortization
At beginning of year	165.9	6.6	172.5
Charge for year	22.4	1.5	23.9
Impairment	—	0.1	0.1
Disposals	(55.6)	—	(55.6)
Translation adjustments	(1.7)	(0.2)	(1.9)

At end of year	131.0	8.0	139.0

Net book value
At December 31, 2004	199.6	8.5	208.1

Registered number: 3768265	88

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

12      Intangible fixed assets (continued)

	Avecia Group plc Consolidated as at December 31, 2003

	Goodwill	Intellectual property rights	Total

	£ million	£ million	£ million
Cost or valuation
At beginning of year	444.2	15.4	459.6
Acquisition of subsidiaries	—	0.2	0.2
Additions	—	0.3	0.3
Disposals	(1.6)	—	(1.6)
Translation adjustments	1.0	0.8	1.8

At end of year	443.6	16.7	460.3

Amortization
At beginning of year	125.9	3.7	129.6
Charge for year	29.6	2.1	31.7
Impairment	13.4	0.7	14.1
Disposals	(1.6)	—	(1.6)
Translation adjustments	(1.4)	0.1	(1.3)

At end of year	165.9	6.6	172.5

Net book value
At December 31, 2003	277.7	10.1	287.8

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

The goodwill impairment of £13.4 million charged during the year ending December 31, 2003 relates to Chemicals, mainly goodwill created on the acquisition of Torcan. The £13.4 million impairment charged during 2003 was calculated with reference to value in use of the income generating units using a discount rate of 16.6%.

Registered number: 3768265	89

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

13      Tangible fixed assets

	Avecia Group plc Consolidated as at December 31, 2004

	Land and buildings	Plant and equipment	Assets in course of construction	Total

	£ million	£ million	£ million	£ million
Cost or valuation
At beginning of year	54.8	315.8	59.9	430.5
Additions	0.1	3.0	12.1	15.2
Disposals	(3.6)	(31.7)	(0.6)	(35.9)
Transfers	2.6	50.1	(52.7)	—
Translation adjustments	(2.4)	(5.8)	(0.8)	(9.0)

At end of year	51.5	331.4	17.9	400.8

Depreciation
At beginning of year	7.8	159.5	—	167.3
Charge for year	2.8	23.9	—	26.7
Impairment	1.1	21.1	—	22.2
Disposals	(0.2)	(9.2)	—	(9.4)
Translation adjustments	(1.0)	(3.6)	—	(4.6)

At end of year	10.5	191.7	—	202.2

Net book value
At December 31, 2004	41.0	139.7	17.9	198.6

Registered number: 3768265	90

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

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
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

13      Tangible fixed assets (continued)

The net book value of land and buildings comprises:

	Avecia Group plc Consolidated

	December 31, 2004	December 31, 2003

	£ million	£ million

Freehold	39.3	46.7
Long leasehold	1.7	0.3
Short leasehold	—	—

	41.0	47.0

The cost of land and buildings includes £43.5million of depreciable assets at December 31, 2004 (2003: £40.6 million).

Included in the total net book value of land and buildings is £0.7 million in respect of assets held under finance leases at December 31, 2004 (2003: £0.4 million). Depreciation for the year ended December 31, 2004 on these assets was £0.1 million (2003: £0.3 million). In respect of plant and equipment the net book value of assets held under finance leases is £3.9 million (2003: £5.4 million). Depreciation on these assets was £3.9 million (2003: £3.3 million).

Depreciation was not charged on land with a cost of £7.7 million included in land and buildings during the year ended December 31, 2004 (2003: £6.4 million).

Where applicable, the impairment charged during the year was calculated with reference to value in use of the assets using a discount rate of 16.0%.

Registered number: 3768265	92

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

14      Fixed asset investments

Avecia Group plc Consolidated as at December 31, 2004

Investments in joint ventures

£ million
Cost
At beginning of year
Goodwill	14.1
Exchange movements on goodwill	(1.3)
Share of net assets	9.8
Translation adjustments	(0.3)
Capital contributions	(0.3)

At end of year	22.0

Share of post acquisition reserves
At beginning of year	(0.3)
Retained profits less losses	1.1
Dividends received	(2.0)

At end of year	(1.2)

Amortization
At beginning of year	(4.8)
Charged for the year	(0.9)
Impairment	(7.2)

At end of year	(12.9)

Net book value
At December 31, 2004	7.9

At December 31, 2003	18.8

Net book value of £7.9 million comprises net assets of £7.9 million and goodwill of £Nil.

Registered number: 3768265	93

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

14       Fixed asset investments (continued)

Avecia Group plc Consolidated as at December 31, 2003

Investments in joint ventures

£ million
Cost
At beginning of year
Goodwill	15.5
Exchange movements on goodwill	(1.3)
Share of net assets	10.6
Translation adjustments	(0.5)
Capital contributions	(0.4)

At end of year	23.9

Share of post acquisition reserves
At beginning of year	(0.4)
Retained profits less losses	2.7
Dividends received	(2.6)

At end of year	(0.3)

Amortization
At beginning of year	(3.8)
Charged for the year	(1.0)

At end of year	(4.8)

Net book value
At December 31, 2003	18.8

At December 31, 2002	21.8

Registered number: 3768265	94

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

14      Fixed asset investments (continued)

The principal undertakings of Avecia Group plc are as follows.

	Country of incorporation	Principal Activity	Percentage of equity owned

Subsidiary undertakings

Avecia Corporation Limited	UK	Holding company	100%*
Avecia Investments Limited	UK	Holding company	100%*
Avecia UK Holdings Limited	UK	Holding company	100%*
Avecia Limited	UK	Chemical manufacture	100%*
Avecia Holdings BV (#)	The Netherlands	Holding company	100%*
Avecia BV (#)	The Netherlands	Chemical manufacture	100%*
Avecia Inc.	USA	Chemical manufacture	100%*
Avecia Holdings Inc.	USA	Holding company	100%*
Torcan Chemical Limited	Canada	Chemical manufacture	100%*
NeoResins Inc. (#)	USA	Chemical manufacture	100%*
Avecia Biotechnology Inc.	USA	Chemical manufacture	100%*
Avecia Spain SL (#)	Spain	Chemical manufacture	100%*

Joint ventures

Image Polymers Europe	UK	Chemical manufacture	50%*
Image Polymers Company	USA	Chemical manufacture	50%*

* All ordinary shares held.
# Sold as part of the NeoResins disposal on February 2, 2005

Under the terms of certain financing agreements, distribution by subsidiary undertakings beyond Avecia Investments Limited are restricted to specific purposes.

Registered number: 3768265	95

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

     (1)     14      Fixed asset investments (continued)

The following information is relevant to an understanding of the investments in joint ventures.
The amounts included in respect of joint ventures comprise the following:

	Avecia Group plc Consolidated

	As at/period ended December 31, 2004	As at/period ended December 31, 2003	As at/period ended December 31, 2002

	£ million	£ million	£ million

Share of turnover of joint ventures	8.8	12.4	13.5

Share of assets	9.6	20.4	23.3
Share of liabilities	(1.7)	(1.6)	(1.5)

Share of net assets	7.9	18.8	21.8

The net book value of joint ventures as disclosed on the balance sheet includes goodwill of £nil at December 31, 2004 (2003: £9.4 million).

15      Stocks

	Avecia Group plc Consolidated

	December 31, 2004	December 31, 2003

	£ million	£ million

Raw materials and consumables	24.4	30.5
Work in progress	7.0	8.8
Finished goods and goods for resale	18.8	35.6

	50.2	74.9

Stock is stated net of provisions of £5.4 million at December 31, 2004, (2003: £3.8 million).

Registered number: 3768265	96

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

16      Debtors

	Avecia Group plc Consolidated

	December 31, 2004	December 31, 2003
		Restated

	£ million	£ million
Debtors due within one year
Trade debtors (net of provisions for bad debts)	59.1	61.0
Other debtors	5.7	7.4
Prepayments and accrued income	4.5	5.9
Amounts receivable from joint ventures	0.4	0.8

	69.7	75.1

	£ million	£ million
Debtors due after more one year
Amounts owed by parent undertakings	15.0	17.2

Total debtors include trade debtors of £nil, other debtors of £0.8 million, prepayments and accrued income of £Nil and pensions prepayments of £nil million due after more than one year at December 31, 2004. At December 31, 2003 the comparative amounts were £nil million, £0.8 million, £nil million and £nil million respectively. Amounts owed by parent undertakings are due after more than one year and do not bear interest.

2003 other debtors and total debtors were restated and reduced by £0.5m for the UITF38 prior period adjustment. At December 31, 2004, debtors of £9.0 million (2003: £12.5 million) were in respect of sales made by the US businesses.

Provision for bad and doubtful debts

	Avecia Group plc Consolidated

	December 31, 2004	December 31, 2003	December 31, 2002

	£ million	£ million	£ million
Provision for bad and doubtful debts
At beginning of year	1.8	4.3	7.6
(Credit)/charge for period	1.2	(2.3)	2.5
Amount utilized and other movements	(0.5)	(0.2)	(5.8)

At end of year	2.5	1.8	4.3

Registered number: 3768265	97

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

17      Creditors: amounts falling due within one year

	Avecia Group plc Consolidated

	December 31,	December 31,
	2004	2003

	£ million	£ million

Bank loans and overdrafts (see note 19)	72.8	70.0
Obligations under finance leases and hire purchase contracts (see note 19)	0.8	0.7
Trade creditors	50.2	55.5
Taxation and social security	5.7	4.3
Other creditors	4.0	9.4
Accruals and deferred income	22.1	25.6

	155.6	165.5

The weighted average interest rate for short-term borrowings, before interest hedging, at December 31, 2004 was 7.7% (2003: 5.4%).

The analysis of the 2003 comparative figures for the group has been reclassified in order to maintain consistency of presentation with the current year. Taxation and social security has been reclassified as £4.3m from £8.8m and other creditors have been reclassified as £9.4m from £4.9. There is no change to total creditors. Bank loans at December 31, 2004 are shown net of finance costs of £3.9 million (2003: £4.2 million) which are being amortized over the life of the debt.

18      Creditors: amounts falling due after more than one year

	Avecia Group plc Consolidated

	December 31,	December 31,
	2004	2003

	£ million	£ million

Bank loans and overdrafts (see note 19)	—	132.7
Other loans (see note 19)	272.6	298.3
Amounts owed to related undertakings	—	2.2
Obligations under finance leases and hire purchase contracts (see note 19)	3.7	4.7
Other creditors	0.9	1.3
Accruals and deferred income	1.2	1.4

	278.4	440.6

Bank loans and other loans as at December 31, 2004 are shown net of finance costs of £6.2 million (2003: £12.1 million) which are being amortized over the life of the debt.

Registered number: 3768265	98

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

19      Borrowings, financial instruments and risk management

Analysis of debt shown net of unamortized issuance costs

	Avecia Group plc Consolidated

	Gross repayable December 31,	Net of fees December 31,
	2004	2004

	£ million	£ million
Debt can be analyzed as falling due:
In one year or less, or on demand	75.0	72.8
Between one and two years	—	—
Between two and three years	—	—
Between three and four years	—	—
Between four and five years	278.8	272.6
In five years or more	—	—

	353.8	345.4

	Avecia Group plc Consolidated

	Gross repayable December 31,	Net of fees December 31,
	2003	2003

	£ million	£ million
Debt can be analyzed as falling due:
In one year or less, or on demand	74.1	70.0
Between one and two years	38.6	34.4
Between two and three years	43.4	40.4
Between three and four years	36.6	34.4
Between four and five years	18.3	16.5
In five years or more	306.2	305.3

	517.2	501.0

Amounts repayable in more than five years:
	Gross repayable December 31,	Net of fees December 31,
	2003	2003

	£ million	£ million

High Yield Bonds	306.2	305.3

High Yield Bond
The High Yield Bond is repayable in 2009 and interest is fixed at 11%. The difference between net and gross repayable is unamortized fees.

Registered number: 3768265	99

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

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

The agreement entered into by Avecia Corporation Limited and Avecia Investments Limited with the lenders of the term loans contains customary events of default and various restrictive covenants. These covenants place restrictions on the actions of Avecia Investments Limited and its subsidiaries, in particular in relation to the payment of dividends and other specified payments to Avecia Corporation Limited or any of its holding companies, other than in certain specific circumstances. The credit agreement also contains financial covenants, including maintenance of financial ratios, including among others:

-      a ratio of Consolidated EBITDA to Consolidated Net Interest Charges
-      a ratio of Adjusted Cash Flow to Relevant Expenditure
-      a ratio of Net Senior Debt to Consolidated EBITDA
-      a maximum limitation on capital expenditure.

Following the disposal of NeoResins, in February 2005, the Term loans were fully repaid from the proceeds (see Note 31).

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

In addition, Avecia Group plc has committed:

−	that none of the restricted subsidiaries may declare or pay any dividend or other distribution on account of Avecia or any of its restricted subsidiaries’ equity interests unless certain, specified conditions are met;
−	not to purchase, redeem or otherwise acquire or retire any equity interest of itself or any intermediate holding company;
−	not to make any payment on or in respect of any subordinated debt with specified exceptions;
−	not to make any restricted investment;
−	to comply with specified restrictions over the incurrence of debt and issuance of preferred stock;
−	to comply with specified restrictions on merger, consolidation or sale of all or substantially all assets;
−	to comply with specified restrictions on transactions with affiliates;
−	to comply with specified restrictions on issuing guarantees of debt by restricted subsidiaries;
−	to comply with specified restrictions on designations of unrestricted subsidiaries.

Registered number: 3768265	100

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

19      Borrowings, financial instruments and risk management (continued)

The maturity of obligations under finance leases and hire purchase contracts is as follows:

	Avecia Group plc Consolidated

	December 31, 2004	December 31, 2003

	£ million	£ million

Within one year	1.0	1.3
Between one and two years	0.9	1.1
Between two and three years	0.8	0.9
Between three and four years	0.8	0.8
Between four and five years	0.8	0.8
Over five years	1.2	1.9

	5.5	6.8
Less future finance charges	(1.0)	(1.4)

	4.5	5.4

At December 31, 2004, £nil (2003: £132.7 million) of borrowings falling due after more than one year were secured on assets of the group.

Operations

The Group’s treasury department manages the group’s funding, liquidity and exposure to interest rates and foreign exchange rate risks.

The Group holds or issues financial instruments for two main purposes:

to finance its operations;

to manage the interest rate and currency risks arising from its operations and from its sources of finance.

In addition, various financial instruments – for example, trade debtors, trade creditors, accruals and pre-payments – arise directly from the Group’s operations.

The Group finances its operations by a mixture of bank borrowings and high yield bonds. The Group’s long term loans are raised centrally by Group finance companies which fund operating subsidiaries, on commercial terms, all of which are included in the consolidated financial statements. The Group now borrows in the UK sterling market with interest rates fixed six-monthly. All derivatives previously used for interest rate management have matured.

The main risks arising from the Group’s financial instruments are interest rate risk, liquidity risk, foreign currency risk and market price risk. The board reviews and agrees policies for managing each of these risks and they are summarized below. These policies have remained unchanged since incorporation.

Financial instruments comprise net borrowings together with other instruments deemed to be financial instruments under FRS 13 including long term debtors, other long term creditors and provisions for liabilities and charges. Disclosure dealt within this note exclude short term debtors and creditors where permitted by FRS 13.

Registered number: 3768265	101

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the combined and consolidated financial statements (continued)

19      Borrowings, financial instruments and risk management (continued)

Finance and interest rate risk

The group’s policy is to manage exposure to interest rate fluctuations on its borrowings and deposits by using interest rate swaps and interest rate caps. The group’s policy is to keep at least 50 per cent of net external debt at fixed or capped rates of interest for the period of the borrowing. At the year-end, after taking account of interest rate swaps, the proportion of the group’s borrowings at fixed rates was 100 per cent (2003: 72 per cent).

Liquidity risk

Group policy is to match currency cash expenditure with currency cash income subject to the existence of a free market for that currency’s debt and differences in funding costs between markets. Group borrowings comprise bank debt £72.9 million (2003: £160.4 million) which is due to be repaid by November 2005 and a High Yield Bond £272.6 million (2003: £296.9 million) due 2009, both shown net of unamortized fees. 21 per cent (2003: 6 per cent) of the group’s total borrowings at the year end will become due in the next 12 months, 79 per cent (2003: 87 per cent) in more than two years and 0 per cent (2003: 67 per cent) will become due in more than five years.

At December 31, 2004, the group also had undrawn committed borrowing facilities of £71.8 million (2003: £31.0 million). Commitment fees are paid on the undrawn portion of these facilities.

Currency risk

The group publishes its financial statements in pounds sterling and conducts businesses in several foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements which will affect the group’s transaction costs and revenues, and the translation of the results and underlying net assets of its subsidiaries. By holding borrowings in foreign currencies, the group hedges a substantial portion of its exposure to fluctuations on the translation into pounds sterling of its foreign currency net assets.

The group hedges, on a rolling 12 month basis, the translation of a proportion of its forecast future net cash flow denominated in US Dollars (50%), Euro (50%) and Japanese Yen (50%) with forward foreign currency contracts. This limits in part the transactional exposure of the group’s net cash flow to movements in exchange rates. The gain or loss on the hedge is recognized at the same time as the underlying transaction.

At December 31, 2004 the group had £16.2 million of outstanding gross foreign exchange contracts as a result of the transaction exposure cover outlined above. Of the total £2.0 million were to sell US Dollars, £9.9 million were to sell Japanese Yen, £4.3 million were to buy US Dollars.

At December 31, 2003 the group had £49.3 million of outstanding gross foreign exchange contracts as a result of the transaction exposure cover outlined above. Of the total £32.0 million were to sell US Dollars, £15.2 million were to sell Japanese Yen, £2.1 million were to buy US Dollars.

Registered number: 3768265	102

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the combined and consolidated financial statements (continued)

19      Borrowings, financial instruments and risk management (continued)

Interest rate risk profile of financial liabilities and assets

After taking account of interest rate swaps and caps, the currency and interest rate profile of the financial liabilities and assets of the group was as follows:

As at December 31, 2004

	Floating rate interest	Capped rate interest	Fixed rate interest	Zero rated interest	Total	Weighted average fixed interest rate	Weighted average period for which rate is fixed	Weighted average period for which no interest is payable

	£ million	£ million	£ million	£ million	£ million	%	Years	Years
Financial liabilities
Sterling	4.4	—	72.9	6.6	83.9	7.7	0.9	11.9
US dollar	—	—	310.3	—	310.3	11.6	4.7	—
Euro	—	—	—	—	—	—	—	—

Total	4.4	—	383.2	6.6	394.2	10.9	3.9	11.9

Financial assets
Sterling	—	—	—	0.8	0.8
US dollar	8.7	—	—	—	8.7
Other	2.9	—	—	—	2.9

Total	11.6	—	—	0.8	12.4

As at December 31, 2003
	Floating rate interest	Capped rate interest	Fixed rate interest	Zero rated interest	Total	Weighted average fixed interest rate	Weighted average period for which rate is fixed	Weighted average period for which no interest is payable

	£ million	£ million	£ million	£ million	£ million	%	Years	Years
Financial liabilities
Sterling	5.4	—	—	1.7	7.1	—	—	11.4
US dollar	4.4	32.9	369.7	—	407.0	11.1	5.2	—
Euro	26.6	63.6	—	—	90.2	—	—	—

Total	36.4	96.5	369.7	1.7	504.3	11.1	5.2	11.4

Financial assets
Sterling	1.1	—	—	2.3	3.4			0.5
US dollar	0.8	—	—	—	0.8			—
Other	3.7	—	—	—	3.7			—

Total	5.6	—	—	2.3	7.9			0.5

Registered number: 3768265	103

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the combined and consolidated financial statements (continued)

19      Borrowings, financial instruments and risk management (continued)

The floating rate financial liabilities comprise bank borrowings bearing interest at rates fixed six months in advance by reference to the six month LIBOR.

The financial liabilities on which no interest is paid include pensions of £0.7m (2003: £1.2m) (see note 20).

The financial assets include cash balances placed on money market at call.

Currency exposures

At December 31, 2004, the net monetary assets and liabilities denominated in currencies other than the functional currencies of the group companies (other than certain non-sterling borrowings treated as hedges of net investments in overseas operations), were as follows:

	Avecia Group plc Consolidated
	Net foreign currency monetary assets/(liabilities)

Functional currency of group operation	Sterling	US dollar	Euro	Japanese yen	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million

Sterling	—	(236.1)	1.3	0.3	2.8	(231.7)
US dollar	—	64.9	—	—	—	64.9
Euro	—	—	23.0	—	—	23.0
Japanese yen	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total	—	(171.2)	24.3	0.3	2.8	(143.8)

As at December 31, 2003

	Avecia Group plc Consolidated
	Net foreign currency monetary assets/(liabilities)

Functional currency of group operation	Sterling	US dollar	Euro	Japanese yen	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million

Sterling	—	(275.5)	4.0	1.6	0.3	(269.6)
US dollar	—	65.1	—	—	—	65.1
Euro	0.7	(0.8)	10.6	—	—	10.5
Japanese yen	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total	0.7	(211.2)	14.6	1.6	0.3	(194.0)

Registered number: 3768265	104

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the combined and consolidated financial statements (continued)

19      Borrowings, financial instruments and risk management (continued)

Maturity of financial liabilities

The maturity profile of the group’s financial liabilities at December 31, 2004 was as follows:

	Avecia Group plc Consolidated

	Gross repayable	Net of fees

	£ million	£ million

In one year or less, or on demand	76.0	73.6
In more than one year but not more than two years	0.9	0.6
In more than two years but not more than five years	281.3	273.3
In more than five years	47.7	46.6

	405.9	394.1

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
Year ended December 31, 2004

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

The above figures include preference shares, the redemption of which is mandatory on July 1, 2010. They may, however, be redeemed at the option of the company at a redemption value equal to the liquidation preference value ($25 per share) plus all accumulated and unpaid dividends to the date of redemption.

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

Borrowing facilities

The group has various borrowing facilities available to it. The undrawn committed facilities available at December 31, 2004 were as follows:

	December 31, 2004	December 31, 2003

	£ million	£ million

Expiring in one year or less	71.8	—
Expiring in more than one year but not more than two years	—	—
Expiring in more than two years	—	31.0

Total	71.8	31.0

Registered number: 3768265	106

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

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

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of all the group’s financial assets and financial liabilities as at December 31, 2004.

	Book value	Fair value

	£ million	£ million
Primary financial instruments held or issued to finance the group’s operations:
Short term borrowings and current portion of long term borrowings	(72.9)	(72.9)
Long term borrowings	(272.9)	(294.7)
Finance leases	(50.7)	(72.8)
Other financial assets	0.8	0.8
Cash at bank and in hand	11.6	11.6

Derivative financial instruments held to manage the interest rate:
Interest rate swaps and similar instruments – gains	—	—
Interest rate swaps and similar instruments – losses	—	—
Interest rate caps and collars – gains	—	—
Interest rate caps and collars – losses	—	—
Derivative financial instruments held or issued to hedge the currency exposure on expected future net cash flow:
Forward foreign currency contracts – gains	—	0.2
Forward foreign currency contracts – losses	—	(0.3)

	(384.1)	(428.1)

Registered number: 3768265	107

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the combined and consolidated financial statements (continued)

19      Borrowings, financial instruments and risk management (continued)

Set out below is a comparison by category of book values and fair values of all the group’s financial assets and financial liabilities as at December 31, 2003.

	Book value	Fair value

	£ million	£ million
Primary financial instruments held or issued to finance the group’s operations:
Short term borrowings and current portion of long term borrowings	(26.0)	(26.0)
Long term borrowings	(431.0)	(402.7)
Finance lease and other	(57.9)	(79.1)
Other financial assets	2.0	2.0
Cash at bank and in hand	8.0	8.0
Derivative financial instruments held to manage the interest rate:
Interest rate swaps and similar instruments – gains	—	—
Interest rate swaps and similar instruments – losses	—	(0.9)
Interest rate caps and collars – gains	0.3	—
Interest rate caps and collars – losses	—	—
Derivative financial instruments held or issued to hedge the currency exposure on expected future net cash flow:
Forward foreign currency contracts – gains	—	4.9
Forward foreign currency contracts – losses	—	(0.4)

	(504.6)	(494.2)

Market values have been used to determine the fair value of forward foreign currency contracts and all listed debt issued. The fair values of all other items have been calculated by discounting expected future cash flows at 31 December, 2004 LIBOR interest rates.

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

Interest rate risk, using interest swaps and caps contracts;

Net cash flow, using forward foreign currency contracts.

Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognized gains and losses on instruments used for hedging, and the movements therein are as follows:

	2004 Gains	2004 Losses	2004 Total net gains/(losses)

	£ million	£ million	£ million

Gains/(losses) arising in 2004 that were not recognized in 2004	0.2	(0.3)	(0.1)
Of which: Gains/(losses) expected to be recognized in 2005	0.2	(0.3)	(0.1)

Registered number: 3768265	108

<<<

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

20      Provisions for liabilities and charges

	Pensions and similar obligations	Deferred taxation	Environmental provisions	Reorganization and other provisions	Total

	£ million	£ million	£ million	£ million	£ million

January 1, 2003	1.1	4.7	0.5	12.0	18.3
Charge/(credit) for the year	0.1	0.1	0.1	(0.1)	0.2
Utilized during year	0.1	—	(0.2)	(11.1)	(11.2)
Other movements	(0.1)	—	—	(0.3)	(0.4)
Exchange	—	0.4	0.1	0.1	0.6

At December 31, 2003	1.2	5.2	0.5	0.6	7.5

At January 1, 2004	1.2	5.2	0.5	0.6	7.5
Charge/(credit) for the year	0.1	0.5	(0.1)	19.9	20.4
Utilized during year	(0.1)	—	—	(10.3)	(10.4)
Other movements	(0.3)	—	—	—	(0.3)
Exchange	(0.2)	—	—	—	(0.2)

At December 31, 2004	0.7	5.7	0.4	10.2	17.0

The reorganization and other provisions primarily relate to severance costs.

Registered number: 3768265	109

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

20      Provisions for liabilities and charges (continued)

The amounts of deferred taxation accounted for in the Group balance sheet and the full potential amounts of deferred taxation comprised the following deferred tax liabilities and assets at December 31, 2004:

	Avecia Group plc Consolidated
	December 31, 2004

	Provision for deferred tax	Not accounted for deferred tax	Full provision for deferred tax

	£ million	£ million	£ million
Deferred tax liabilities
Difference between accumulated depreciation and amortization and capital allowances	1.6	—	1.6
Other timing differences	4.1	—	4.1

	5.7	—	5.7

Deferred tax asset
Tax losses for future utilization	—	30.9	30.9

Net deferred tax (liability)/asset	(5.7)	30.9	25.2

	Avecia Group plc Consolidated
	December 31, 2003

	Provision for deferred tax	Not accounted for deferred tax	Full provision for deferred tax

	£ million	£ million	£ million
Deferred tax liabilities
Difference between accumulated depreciation and amortization and capital allowances	2.3	—	2.3
Other timing differences	2.9	—	2.9

	5.2	—	5.2

Deferred tax asset
Tax losses for future utilization	—	81.0	81.0

Net deferred tax (liability)/asset	(5.2)	81.0	75.8

Deferred tax assets which are not accounted for represent deferred tax assets (principally net operating losses) for which an off setting valuation allowance has been made in full.

Registered number: 3768265	110

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

20      Provisions for liabilities and charges (continued)

	Avecia Group plc Consolidated

	December 31, 2004	December 31, 2003

	£ million	£ million
Deferred taxation provision movement
At beginning of year	5.2	4.7
Charge for the year	0.5	0.2
Exchange differences	—	0.3

At end of year	5.7	5.2

A deferred tax provision of £0.6m (2003:£nil) has been made in respect of UK corporation tax and foreign withholding tax on accumulated undistributed reserves in foreign subsidiaries as at December 31, 2004.

21      Acquisitions

There were no acquisitions during 2004.

In 2003 the group made a deferred payment of £1.9 million for the acquisition of the remaining 85% of Covion Organic Semiconductors Gmbh which took place on December 31, 2001.

Registered number: 3768265	111

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

22      Called up share capital

	Avecia Group plc Consolidated

	December 31, 2004		December 31, 2003

	Number of shares	Nominal value of shares	Number of shares	Nominal value of shares

		£000		£000
Authorized
Equity: Ordinary shares of £1.00 each	400,000,000	400,000	400,000,000	400,000
Non-equity Pay-in-kind (PIK) 16% cumulative redeemable preference shares of $1.00 each	3,500,000	2,222	3,500,000	2,222

	403,500,000	402,222	403,500,000	402,222

Allotted, called up and fully paid
Equity: Ordinary shares of £1.00 each	329,100,001	329,100	329,100,001	329,100
Non-equity Pay-in-kind (PIK) 16% cumulative redeemable preference shares of $1.00 each	3,022,496	1,561	2,591,298	1,470

	332,122,497	330,661	331,691,299	330,570

Redeemable preference shares

The redemption of preference shares is mandatory on July 1, 2010 but may be redeemed at the option of the Company on or after January 1, 2005 or earlier on certain public equity offerings at a redemption value equal to the liquidation preference value plus all accumulated and unpaid dividends to the date of redemption. On a winding up they would rank in priority to ordinary shares. Up to July 1, 2004 the company issued further PIK preference shares instead of a cash dividend (based on the liquidated preference amount of $25 per share). Subsequent to July 1, 2004 this option was no longer available and subsequent dividends became payable in cash. The PIK preference shares have no voting rights at meetings of the ordinary shareholders and attract a dividend of 16 per cent. The carrying value of the preferred shares is being increased from the date of issue to the mandatory redemption date, by the interest method, such that the carrying value at the mandatory redemption date will equal the redemption value of $25 per share. The accretion for 2004 was £0.1 million (2003: £0.2 million).

Registered number: 3768265	112

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

23      Share premium and reserves

Avecia Group plc – Consolidated for the year ended December 31, 2004

	Equity share capital	Non-equity share capital	Shares to be issued	Share premium account	Profit and loss account	Total

	£ million	£ million	£ million	£ million	£ million	£ million

At January 1, 2003 as previously stated	329.1	1.4	2.8	15.2	(210.0)	138.5
Impact of adopting UITF38	—	—	—	—	(0.3)	(0.3)

At December 31, 2002 restated and at January 1, 2003	329.1	1.4	2.8	15.2	(210.3)	138.2
Loss for year	—	—	—	—	(94.5)	(94.5)
Appropriation re PIK preference shares	—	—	—	—	(6.4)	(6.4)
Foreign exchange	—	(0.1)	(0.1)	(1.6)	1.6	(0.2)
Amortization of share issue costs	—	—	—	0.3	—	0.3
Non-equity dividend	—	—	6.1	—	—	6.1
Reserve reclassification	—	—	—	(6.1)	6.1	—
Shares issued in year	—	0.2	(5.8)	5.6	—	—
Losses recognized in pension scheme	—	—	—	—	(25.1)	(25.1)
UITF38 ESOP adjustment	—	—	—	—	(0.2)	(0.2)

At December 31, 2003 restated	329.1	1.5	3.0	13.4	(328.8)	18.2

At January 1, 2004	329.1	1.5	3.0	13.4	(328.8)	18.2
Profit for year	—	—	—	—	18.9	18.9
Appropriation re PIK preference shares	—	—	—	—	(6.6)	(6.6)
Foreign exchange	—	(0.1)	0.1	(1.7)	(5.9)	(7.6)
Amortization of share issue costs	—	—	—	0.3	—	0.3
Non-equity dividend	—	—	3.1	—	—	3.1
Reserve reclassification	—	—	—	(3.1)	3.1	—
Shares issued in year	—	0.2	(6.2)	6.0	—	—
Losses recognized in pension scheme	—	—	—	—	(10.5)	(10.5)
UITF38 ESOP adjustment					(0.3)	(0.3)

At 31 December 2004	329.1	1.6	—	14.9	(330.1)	15.5

Registered number: 3768265	113

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

24      Contingent liabilities and contingent assets

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

Excise Duties Inspection, Spain

During 2003, the Spanish tax authority carried out a tax inspection of the quantity of alcohol used by Avecia Spain (the company) exempt from excise duties, compared with its authorization. The period covered was 1999 to 2002. The tax inspector came to the view that the Company had exceeded its authority limit for each year and issued an assessment for the excise duty arising from that excess. The final amount of the assessment was €4.2 million. The company appealed against the assessment to the Administrative Tribunal. In November 2004, the Company heard that the Tribunal had not accepted the appeal. The Company therefore submitted a further appeal to the Court of Justice. A decision on this further appeal is not expected for many months.

Registered number: 3768265	114

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

24      Contingent liabilities and contingent assets (continued)

On 2 February 2005, the Company was purchased by Koninklijke DSM NV (“DSM”) as part of the NeoResins business disposal by the Avecia Group. Under Paragraph 3.1.2 of the Tax Deed to the disposal, DSM accepted responsibility for any liability arising from the assessment. The liability of the Avecia Group ceased at that point.

Corporate Tax Audit, Avecia Spain

During 2003 and 2004, the Spanish tax authority carried out a corporate tax audit at Avecia Spain. As a result the tax inspector decided that the merger transaction undertaken by the Company in 1999 did not have sufficient economic reasons to qualify for the beneficial tax regime for restructuring processes. In October 2004 the tax inspector therefore raised an assessment on the Company for tax on the capital gain arising from the goodwill and tangible assets revaluation. The amount of the assessment including delay interest, was €18.7m. During January 2005, the Company appealed against that assessment.

On 2 February 2005, the Company was purchased by Koninklijke DSM NV(“DSM”) as part of the NeoResins business disposal by the Avecia Group. Under Paragraph 3.1.1 of the Tax Deed to the disposal, DSM accepted responsibility for any liability arising from the assessment. The liability of the Avecia Group ceased at that point.

Corporate Tax Audit, Stahl Iberica, Spain

Stahl Iberica was owned by the Avecia Group in 1999 at the time it undertook a similar merger transaction as that for Avecia Spain referred to above. The Spanish tax authority carried out a parallel tax audit at Stahl Iberica, but the tax inspector delayed his conclusions until a decision was made in the case of Avecia Spain.

The tax inspector has now issued (in March 2005) a preliminary tax assessment for tax on the capital gain arising to Stahl Iberica. The amount of the tax assessment including delay interest is €3.1m. Until a final assessment is issued in the period up to June 2005, no appeal is required.

Avecia believes that a claim could be made by the current owners of Stahl Iberica under the Tax Deed relating to the disposal of the Stahl Group in 2002. Until that claim is received, it is not possible to calculate the extent of Avecia’s liability.

Registered number: 3768265	115

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

25      Commitments

(a)      Capital commitments of the group at the end of the financial period, for which no provision has been made, are as follows:

	Avecia Group plc Consolidated

	December 31, 2004	December 31, 2003

	£ million	£ million

Contracted capital commitments	5.3	4.3

(b)      Annual commitments under non-cancellable operating leases are as follows:

	Avecia Group plc Consolidated

	December 31, 2004		December 31, 2003

	Land and buildings	Other	Land anD buildings	Other

	£ million	£ million	£ million	£ million
Operating leases which expire:
Within one year	—	—	—	—
In the second to fifth years inclusive	0.5	—	0.9	0.2
After five years	2.2	—	3.0	—

	2.7	—	3.9	0.2

The future minimum lease payments under operating and finance leases, including finance charges, were as follows:

	Operating leases		Finance leases

	Avecia Group plc Consolidated		Avecia Group plc Consolidated

	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003

	£ million	£ million	£ million	£ million

Due in one year or less	0.7	0.8	0.8	0.9
Due between one and two years	0.4	0.8	0.6	0.8
Due between two and three years	0.4	0.5	0.6	0.6
Due between three and four years	0.4	0.5	0.7	0.6
Due between four and five years	0.4	0.5	0.8	0.7
Due in five years or more	0.4	1.1	1.0	1.8

	2.7	4.2	4.5	5.4

There were no commitments (2003: £nil) under finance leases at the balance sheet date that were due to commence thereafter.

Registered number: 3768265	116

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

26      Pension scheme

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

During the year $3.5 million was funded into the plan’s trust. It is anticipated that amounts will also be funded in 2005. Employer contributions are based on the minimum funding requirements of ERISA.

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

26      Pension scheme (continued)

Further additional payments have been made by Avecia in 2003 for a total amount of € 1.48 million to close the gap between liabilities and assets because of a negative return on assets in 2001 and 2002. At the end of 2002 Stahl left the Avecia Pension fund and transferring liabilities for an amount of € 23.5 million to the Stahl Pension fund. Per January 1, 2004 we changed, after reaching agreement with the stakeholders, the pension plan from a final pay into an average weighted system and furthermore increased the contribution from the employees to a higher level.

Major Assumptions

	2004%			2003%			2002%

	UK	US	Netherlands	UK	US	Netherlands	UK	US	Netherlands

Rate of general increase in salaries	3.90	4.25	3.00	3.80	4.25	3.00	3.80	4.25	3.00
Rate of increase to pensions in payment	2.70	—	1.75	2.70	—	2.00	2.40	—	2.00
Discount rate for scheme liabilities	5.30	6.25	4.50	5.40	6.25	5.45	5.50	6.75	5.60
Inflation	2.90	3.25	2.00	2.80	3.25	2.00	2.30	4.00	2.00

The assets in the schemes and the expected rate of return were:

	Long term rate of return expected 31 December 2004	Value as at 31 December 2004	Long term rate of return expected 31 December 2004	Value as at 31 December 2004	Long term rate of return expected 31 December 2004	Value as at 31 December 2004

	UK	UK	USA	USA	Netherlands	Netherlands
	% pa	£ million	% pa	£ million	% pa	£ million

Equities	7.5	137.4	10.5	8.9	7.7	9.6
Bonds	4.6	34.8	7.0	4.0	4.3	23.1
Cash	5.0	3.1	—	—	—	—

Market value of assets		175.3		12.9		32.7
Present value of scheme liabilities		(248.2)		(22.1)		(47.4)

Deficit		(72.9)		(9.2)		(14.7)

The Investment return is calculated using the expected rate of return for each asset class, taking into account assumptions on inflation and fund diversification. The return for each asset class is set with reference to current market yields and making assumptions regarding the expected return on equities in the long term.

Registered number: 3768265	118

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

26      Pension Scheme (continued)

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

There were no assets relating to Other Post Retirement Benefits.

Registered number: 3768265	119

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

26      Pension Scheme (continued)

Movement in deficit during the year

	Year ended 31 December 2004				Year ended 31 December 2003

	UK	USA	Netherlands	Other PRB	UK	USA	Netherlands	Other PRB

	£m	£m	£m	£m	£m	£m	£m	£m

Deficit at start of year	(79.3)	(11.7)	(12.0)	(10.2)	(49.9)	(18.3)	(11.8)	(13.9)
Current service cost	(8.3)	(0.8)	(1.4)	(0.4)	(9.8)	(1.3)	(2.0)	(0.5)
Past service cost	(0.4)	—	—	—	(1.8)	—	—	—
Company contributions	17.7	2.0	1.7	0.4	10.2	1.8	2.8	0.1
Other financing(charge)/credit	(1.1)	(0.1)	(0.3)	(0.6)	(0.9)	(0.3)	(0.7)	(0.7)
Actuarial gain/(loss)	(5.1)	(2.4)	(2.9)	(0.1)	(27.1)	(1.4)	0.7	(3.0)
Exchange gain/(loss)	—	1.0	0.2	0.7	—	1.3	(1.0)	0.9
Gain/loss due to settlement/curtailment	3.6	2.8	—	1.3	—	6.5	—	6.9

Deficit at end of year	(72.9)	(9.2)	(14.7)	(8.9)	(79.3)	(11.7)	(12.0)	(10.2)

Analysis of the amounts charged to operating profit :

	Year ended 31 December 2004				Year ended 31 December 2003

	UK	USA	Netherlands	Other PRBs	UK	USA	Netherlands	Other PRB

	£m	£m	£m	£m	£m	£m	£m	£m

Current service cost	(8.3)	(0.8)	(1.4)	(0.4)	(9.8)	(1.3)	(2.0)	(0.5)
Past service cost	(0.4)	—	—	—	(1.8)	—	—	—

	(8.7)	(0.8)	(1.4)	(0.4)	(11.6)	(1.3)	(2.0)	(0.5)

Analysis of amounts included in Other Financing (charge)/credit :

	Year ended 31 December 2004				Year ended 31 December 2003

	UK	USA	Netherlands	Other PRB	UK	USA	Netherlands	Other PRB

	£m	£m	£m	£m	£m	£m	£m	£m

Interest cost	(12.2)	(1.3)	(2.0)	(0.6)	(8.7)	(2.0)	(2.2)	(0.7)
Expected return on assets	11.1	1.2	1.7	—	7.8	1.7	1.5	—

	(1.1)	(0.1)	(0.3)	(0.6)	(0.9)	(0.3)	(0.7)	(0.7)

Registered number: 3768265	120

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

26      Pension Scheme (continued)

Analysis of the amount recognised in statement of total recognised gains and losses :

	Year ended 31 December 2004

	UK			USA			Netherlands			Other PRB

	£m	% of scheme assets/(liabilities)		£m	% of scheme assets/(liabilities)		£m	% of scheme assets/(liabilities)		£m	% of scheme assets/(liabilities)

Difference between Actual and Expected return on assets	5.8	3%		0.1	1%		0.6	2%		—	0%
Experience gains and losses	(1.9)	(1%	)	0.2	1%		(0.9)	(2%	)	0.3	3%
Effects of changes in assumptions on value of scheme liabilities	(9.0)	(4%	)	(1.7)	(7%	)	(2.5)	(6%	)	0.3	3%

	(5.1)	(2%	)	(1.4)	(6%	)	(2.8)	(6%	)	0.6	6%

Registered number: 3768265	121

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

26      Pension Scheme (continued)

	Year ended 31 December 2003

	UK			USA			Netherlands			Other PRB

	£m	% of scheme assets/(liabilities)		£m	% of scheme assets/(liabilities)		£m	% of scheme assets/(liabilities)		£m	% of scheme assets/(liabilities)

Difference between Actual and Expected return on assets	14.2	10%		1.3	10%		—	0%		—	0%
Experience gains and losses	(9.4)	(4%	)	(3.7)	(15%	)	(1.5)	(4%	)	(3.2)	(31%	)
Effects of changes in assumptions on value of scheme liabilities	(31.9)	(14%	)	2.3	9%		1.2	3%		1.1	15%

	(27.1)	(12%	)	(0.1)	0%		(0.3)	(1%	)	(2.1)	(21%	)

History of Experience Gains and Losses

		2004		2003

Difference between the expected and actual return on scheme assets	(£ million)	6.5		15.3
Percentage of scheme assets		3%		8%

Experience gains and losses on scheme liabilities	(£ million)	(2.2)		(17.8)
Percentage of the present value of scheme liabilities		(1%	)	(6%	)

Changes in assumptions re value of liabilities	(£ million)	(12.9)		(27.3)
As a percentage of scheme liabilities		(4%	)	(9%	)

Total amount recognised in statement of total recognised gains and losses	(£ million)	(8.6)		(29.6)
As a percentage of scheme liabilities		(3%	)	(10%	)

Registered number: 3768265	122

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

26      Pension Scheme (continued)

For purposes of US GAAP, the pension costs of all significant plans have been shown in the following tables in accordance with the requirements of SFAS No 132 – ‘Employers’ Disclosures about Pensions and Other Post-retirement Benefits’.

The changes in projected benefit obligations and plan assets and details of the funded status of these retirement plans, together with the changes in the accumulated other post-retirement benefit obligations, under SFAS No 132 are as follows:

	Pension benefits		Other post-retirement benefits
	Avecia Group plc Consolidated		Avecia Group plc Consolidated

	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2003

	£ million	£ million	£ million	£ million

Change in projected benefit obligation	29	62	(2)	(4)

Projected benefit obligation at beginning of period	292	230	10	14
Service cost	10	15	—	—
Interest cost	16	13	1	1
Participant contributions	2	2	—	—
Plan amendments	4	2	—	—
Actuarial gain	14	46	—	3
Benefits paid	(5)	(4)	(1)	—
Settlements/curtailments	(8)	(13)	—	—
Other movements including exchange	(4)	1	(2)	(8)

Projected benefit obligation at end of period	321	292	8	10

Registered number: 3768265	123

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

26      Pension Scheme (continued)

	Pension Benefits		Other post-retirement benefits
	Avecia Group plc Consolidated		Avecia Group plc Consolidated

	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2003

	£ million	£ million	£ million	£ million

Change in plan assets	35	36	—	—

Fair value at beginning of period	186	150	—	—
Actual return on plan assets	21	27	—	—
Group contribution	21	15	—	—
Participant contributions	2	2	—	—
Benefits paid	(5)	(3)	—	—
Disposition	(2)	(7)	—	—
Other movements including exchange	(2)	2	—	—

Fair value of plan assets at end of period	221	186	—	—

Funded status of plans	(100)	(106)	(9)	(10)
Unrecognized net loss/(gain)	86	84	2	2
Prior service cost not recognized	(1)	2	—	—
Unrecognized net obligation on implementation	—	—	—	—

	(15)	(20)	(7)	(8)
Adjustments to recognize minimum liability				—
Intangible assets	(3)	(2)	—	—
Other Comprehensive Income	51	58	—

	(48)	(56)	—	—

Accrued benefit liability	(63)	(76)	(7)	(8)

The Accumulated Benefit Obligation is £226m for the UK plan, £19.6m for the US plan and £38.0 for the Netherlands plan. There were no plan assets in respect of other post-retirement benefits.

Registered number: 3768265	124

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

26      Pension Scheme (continued)

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

	Pension benefits			Other post-retirement benefits

	2004	2003	2002	2004	2003	2002
	%	%	%	%	%	%

Discount rate	5.2	5.5	5.8	5.6	6.25	6.75
Long-term rate of increase in remuneration	3.8	3.7	3.8	3.8	4.25	4.25
Expected long-term return on assets	6.9	6.7	6.7	n/a	n/a	n/a

Avecia has assumed a long-term rate of increase in healthcare costs of 10% (2003: 8%).

	Pension benefits
	Avecia Group plc Consolidated			Avecia Group plc Consolidated

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2004	2003	2002	2004	2003	2002

	£ million	£ million	£ million	£ million	£ million	£ million
Net periodic cost
Service cost – present value of benefits accruing during the period	10	13	12	—	—	—
Interest cost on projected benefit obligations	16	13	12	1	1	1
Expected (return)/loss on assets	(14)	(11)	(12)	—	—	—
Net amortization and deferral	6	5	3	—	—	—
Settlements & curtailments	2	(2)	—	(1)	(5)	—

Net periodic cost for the period	20	18	15	—	(4)	1

It is estimated that a 1 percentage point change in the weighted average healthcare costs trend would have the following effects on the accumulated benefit obligation and net periodic cost at December 31, 2004 and December 31, 2003.

	1 percentage point

	At December 31, 2004		At December 31, 2003

	Increase	Decrease	Increase	Decrease

	£ million	£ million	£ million	£ million

Accumulated benefit obligation	0.63	(0.64)	0.56	(0.53)
Net periodic cost	0.09	(0.09)	0.10	(0.09)

Registered number: 3768265	125

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

27      Net cash inflow from operating activities

	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002
			Restated

	£ million	£ million	£ million

Operating loss	(50.4)	(81.1)	(17.2)
Non cash items	(1.5)	(1.7)	3.6
Depreciation, amortization and impairment charges	73.0	135.2	101.8
(Decrease)/increase in provision for pensions and similar obligations	(1.1)	0.2	1.3
Decrease in environmental provision	—	(0.1)	—
(Decrease)/increase in other provisions	9.6	(11.1)	10.7
Profit on sale of fixed assets	(1.8)	(0.2)	(0.7)
Decrease/(increase) in stocks	1.7	(3.7)	8.7
(Increase)/decrease in debtors	(16.8)	9.4	1.1
(Decrease)/increase in creditors	(1.5)	0.4	(1.5)

Net cash inflow from operating activities	11.2	47.3	107.8

Registered number: 3768265	126

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

28      Analysis of cash flows

	Avecia Group plc Consolidated

	For the year ended December 31,		For the year ended December 31,		For the year ended December 31

	2004	2004	2003	2003	2002	2002

	£ million	£ million	£ million	£ million	£ million	£ million
Dividends from joint ventures and associates
Joint ventures	2.5		3.0		5.5

		2.5		3.0		5.5

Returns on investment and servicing of finance
Interest received	1.1		1.0		1.9
Interest paid	(39.2)		(47.6)		(58.4)
Interest element of finance lease rental payments	(0.3)		(0.4)		(0.4)

		(38.4)		(47.0)		(56.9)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(17.4)		(49.9)		(42.9)
Purchase of intangible fixed assets	(1.1)		(0.3)		(0.3)
Sale of tangible fixed assets	5.2		0.6		0.1

		(13.3)		(49.6)		(43.1)

Registered number: 3768265	127

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

28      Analysis of cash flows (continued)

		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,

		2004	2004	2003	2003	2002	2002

	Note	£ million	£ million	£ million	£ million	£ million	£ million
Acquisitions and disposals
Purchase of subsidiary undertaking	21	—		(1.9)		(3.4)
Net cash disposed with subsidiary		(0.2)		(0.1)		(3.7)
Disposal of subsidiary undertaking		187.1		78.6		203.3

			186.9		76.6		196.2

Financing
Loans to related parties		—		0.1		0.1
Debt due within one year:
New loan repayable in current year		117.5		64.0		39.0
Loan repayments		(250.5)		(103.7)		(239.4)
Capital element of finance lease rental payments		(0.8)		(1.0)		(0.9)

			(133.8)		(40.6)		(201.2)

Registered number: 3768265	128

<<<

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

29      Analysis of net debt

	Avecia Group plc – Consolidated for the year ended December 31, 2004

	At beginning of period	Disposed	Cash flow	Other non cash changes	Exchange movement	At end of Period

	£ million	£ million	£ million	£ million	£ million	£ million

Cash at bank and in hand	8.0	(0.2)	15.1	—	(0.2)	22.7
Revolver facility	(44.0)	—	44.0	—	—	—
Debt due after one year	(431.1)	—	131.9	(5.8)	32.4	(272.6)
Debt due within one year	(26.0)	—	(43.1)	(3.0)	1.5	(70.6)
Finance leases	(5.3)	—	0.8	—	—	(4.5)

Total	(498.4)	(0.2)	148.7	(8.8)	33.7	(325.0)

	Avecia Group plc – Consolidated for the year ended December 31, 2003

	At beginning of period	Acquired	Cash flow	Other non cash changes	Exchange movement	At end of Period

	£ million	£ million	£ million	£ million	£ million	£ million

Cash at bank and in hand	16.2	—	(10.4)	—	2.2	8.0
Revolver facility	—	—	(44.0)	—	—	(44.0)
Debt due after one year	(534.8)	—	81.3	(4.1)	26.5	(431.1)
Debt due within one year	(26.4)	—	2.4	—	(2.0)	(26.0)
Finance leases	(6.3)	—	1.0	—	—	(5.3)

Total	(551.3)	—	30.3	(4.1)	26.7	(498.4)

Registered number: 3768265	129

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

30      Post balance sheet events

On 2 February 2005 Avecia completed the sale of the NeoResins business to Royal DSM N.V. for a consideration of EUR 515m. The business’ principle manufacturing asset at Waalwijk (Netherlands), Parets des Villes (Spain), Willmington MA and Frankfort IN (United States) are included in the sale. Approximately 635 employees transferred to DSM N.V. upon completion.

Following this divestment, Avecia used the net proceeds to repay all outstanding Senior Bank Borrowings (£75 million) together with accrued interest, and on 4 February 2005 to purchase 77% ($415,912,000) of the aggregate principal amount of the High Yield Bonds in issue, at a total cost of $447.307 million.

On 28 February 2005 Avecia completed the sale of its OLED and Polymer Electronics units to Merck KgaA of Darmstadt for EUR 50million. The sale included Avecia’s displays business – Covion Organic Semiconductors GmbH and its polymer research and development activities based in Manchester, UK. Approximately 74 employees transferred to Merck KgaA upon completion.

On 5 April 2005, following a review of operations in Avecia’s DNA business, Avecia announced the closure of its UK DNA facility at Grangemouth, with consolidation of DNA Medicine operations and activities at Avecia’s site in Milford, MA. Approximately 95 jobs will be at risk following the decision, and Avecia will be taking an appropriate charge to cover restructuring costs during 2005.

31      Related Party disclosures

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

At December 31, 2004 debtors include £15.0 million (2003: £17.2 million) owed to companies within the group by the parent companies of Avecia Group plc, Avecia Holdings plc and Avecia Finance plc. The £15.0million relates to acquisition fees This amount is interest free.

32      Ultimate parent company

The ultimate parent company is Avecia (Jersey) Limited, a company registered and incorporated in Jersey. The registered number is 74318. The external address of the ultimate parent company is:

Avecia (Jersey) Limited
Mourant du Feu & Jeune
22 Grenville Street
St. Helier
Jersey
JE4 8PX.

Registered number: 3768265	130

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

33      Difference between UK and US accounting principles

These consolidated financial statements are prepared in accordance with UK GAAP. Significant differences between UK GAAP and US GAAP which affect the net income and net assets of Avecia and Zeneca Specialties are set out below.

Reclassification of parent company debtors

Since the acquisition of the Specialty Chemicals business of AstraZeneca in 1999, certain amounts have been due from Avecia Holdings plc and Avecia Finance plc, the parent companies of Avecia Group plc on a long term basis (see note 16). Under US GAAP, such amounts are reflected as a reduction of shareholders’ funds. Net assets in accordance with US GAAP have been reduced by £15.0 million to reflect this reclassification at December 31, 2004 (December 31, 2003: £17.2 million).

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

33      Difference between UK and US accounting principles (continued)

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

Pay-in-kind preference shares

Under UK GAAP, the pay-in-kind preference shares issued by the company form part of shareholders’ funds. Under US GAAP, due to the mandatory redemption requirements in place, this class of shares is classified as debt. Shares are currently classified as debt in 2004 as a result of the implementation of SFAS 150. In prior years they were classified as mezzanine. The dividend is classified as interest expense in 2004.

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

33      Difference between UK and US accounting principles (continued)

Restructuring Costs

Under UK GAAP provisions for restructuring costs should be made when an entity has; a present obligation as a result of a past event; when it is probable that the transfer of economic benefit will be required to settle the obligation; and a reliable estimate can be made of the amount. Under US GAAP costs associated with exit or disposal activities should only be recognized a liability has been incurred.

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

Statement of cash flows: Basis of preparation

The statements of group cash flow for Avecia are prepared in accordance with UK Financial Reporting Standard 1 ‘FRS 1 (Revised 1996)’, whose objective and principles are similar to those set out in SFAS No 95, ‘Statement of cash flows’. The principal differences between the standards relate to classification. Under FRS 1 (Revised 1996), Avecia and Zeneca Specialties present cash flows for (a) operating activities; (b) dividends received from joint ventures and associates; (c) returns on investments and servicing of finance; (d) tax paid; (e) capital expenditure and financial investment; (f) acquisitions and disposals; (g) dividends paid to shareholders; (h) management of liquid resources; and (i) financing. SFAS No 95 requires only three categories of cash flow activity being (a) operating; (b) investing; and (c) financing.

Registered number: 3768265	133

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

33      Difference between UK and US accounting principles (continued)

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

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

33      Difference between UK and US accounting principles (continued)

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

Cumulative exchange gains and losses

The total recognized gains and losses of Avecia differ from the net income for the year (as set out in the consolidated profit and loss account) in respect of foreign currency translation adjustments amounting to an aggregate loss of £7.0 million for the year ended December 31, 2004 (year ended December 31, 2003 £1.6 million gain, year ended December 31, 2002 £9.0 million loss). The foreign currency adjustments are set out in the Statement of total recognized gains and losses.

The cumulative exchange gains and losses on the translation of foreign currency financial statements into sterling under UK GAAP are set out in the following note.

	Avecia Group plc Consolidated

	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002

	£ million	£ million	£ million

Balance at beginning of period	(11.0)	(12.6)	(3.6)
Movement in period	(7.0)	1.6	(9.0)

Balance at end of period	(18.0)	(11.0)	(12.6)

Classification differences between UK and US GAAP:

Debt issuance costs

Issue costs of £10.6 million have been offset against the carrying amount of the debt under UK GAAP. Under US GAAP, the issue costs would be similarly deferred in the balance sheet but presented as other assets.

Discontinued operations

Under UK GAAP discontinued operations are presented within the financial statements by analyzing the relevant line items. US GAAP requires that net income/loss, net of tax, for a discontinued operation be presented on a single line in the income statement. Under US GAAP, discontinued operations include the gain on disposal of business of £100.9 million (2003 : £15.4 million, 2002 : £9.4 million) and an allocation of the tax charge of £Nil million (2003 £nil million, 2002 £0.4 million).

Registered number: 3768265	135

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

33      Difference between UK and US accounting principles (continued)

Exceptional Items

Under UK GAAP certain amounts are separately identified on the face of the income statement as exceptional. These amounts relate primarily to impairments and restructuring costs. Under US GAAP these amounts would not be separately identified and would be included as part of operating costs.

Registered number: 3768265	136

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

33	Difference between UK and US accounting principles (continued)

The following is a summary of the material adjustments to net profit/(loss) and net assets/(liabilities) which would have been required if US GAAP had been applied instead of UK GAAP.

	Avecia Group plc Consolidated

	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002

	£ million	£ million	£ million

Net profit/(loss) before minority interest for the financial period under UK GAAP	18.9	(94.5)	(43.0)

Adjustments to conform to US GAAP
Capitalization of interest, less disposals and amortization	0.6	2.5	0.3
Software costs capitalized under US GAAP	0.3	0.2	—
Income recognition deferral	(1.8)	—	1.2
Pension expense	(16.6)	(1.5)	(5.2)
Post-retirement benefits (1)	0.9	4.8	(0.5)
Differences on profit on disposal of business (2):	(44.7)	(7.0)	(4.8)
Goodwill amortization	28.1	29.6	30.7
Goodwill additional impairment under UK GAAP	—	—	21.5
Goodwill additional impairment under US GAAP	(4.6)	(11.7)	—
Fixed asset additional impairment under UK GAAP	4.9	—	4.1
Fixed asset additional impairment under US GAAP	—	(23.1)	—
Deferred tax asset recognized under US GAAP	—	—	—
Restructuring costs not recognized	0.6	(7.4)	7.4
Onerous contract provision not recognized under US GAAP	1.7	—	—
SFAS 133: Derivative instruments	(3.2)	5.5	2.1
Deferred taxation on adjustments to conform to US GAAP	(0.7)	(0.7)	0.6
Preference share dividend	(6.6)	—	—

Net (loss) / income before cumulative effects of change in accounting policy	(22.2)	(103.4)	14.4
Cumulative effect of change in accounting policy on adoption of SFAS 142	—	—	(34.8)

Net loss in accordance with US GAAP	(22.2)	(103.4)	(20.4)
Preference share dividend	—	(6.4)	(6.0)

Net loss available to common shareholders in accordance with US GAAP	(22.2)	(109.8)	(26.4)

Loss before taxation in accordance with US GAAP from:
continuing operations	35.9	(165.4)	(77.7)
discontinued operations	(55.5)	62.9	63.2
Taxation in accordance with US GAAP on:
continuing operations	(2.6)	(0.9)	(5.6)
discontinued operations	—	—	(0.3)
Net loss in accordance with US GAAP from:
continuing operations	33.3	(166.3)	(83.3)
discontinued operations	(55.5)	62.9	62.9

Registered number: 3768265	137

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

33      Difference between UK and US accounting principles (continued)

(1) Under US GAAP, the amount charged to the profit and loss account for Post Retirement Benefits is the total net periodic benefit cost. Under UK GAAP only the service cost plus interest cost is charged.

(2) Under US GAAP, the elements of the purchase accounting adjustments, which related to the Additives, Biocides and SDP businesses are charged directly against the profit in the period on the disposal of the business; this accounts for £44.7 million loss of the GAAP difference shown. The impact of exchange losses previously taken to reserves was £0.3 million.

	Avecia Group plc Consolidated

	As at December 31, 2004	As at December 31, 2003
		Restated

	£ million	£ million
UK GAAP

Total shareholders funds as previously stated	15.5	18.7
Impact of adopting UITF38	—	(0.5)

Total shareholders funds as restated	15.5	18.2

Adjustments to conform to US GAAP
Reclassification of parent company debtors	(15.0)	(17.2)
Capitalization, less disposals and amortization of interest	11.2	10.6
Software costs capitalized under US GAAP	0.5	0.2
Income recognition deferral	(6.6)	(4.8)
Pension liability	84.4	83.2
Post-retirement benefits/plan amendment	1.9	2.4
Additional minimum liability	(54.0)	(58.0)
Pensions intangible assets	2.6	2.0
Purchase accounting adjustments	41.3	86.0
Additional Goodwill impairment under US GAAP	(29.6)	(25.0)
Removal of goodwill amortization under UK GAAP	88.4	60.3
Additional fixed asset impairment	(14.1)	(19.0)
Pay-in-kind preference shares	(37.6)	(37.7)
Tax on adjustments to conform to US GAAP	(0.9)	(0.2)
Derivative Instruments	0.1	3.3
Restructuring costs not recognized	0.6	—
Onerous contract provision not recognized under US GAAP	1.7	—

Shareholders equity in accordance with US GAAP	90.4	104.3

Restatement of cash flows in accordance with US GAAP

	Avecia Group plc Consolidated

	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002

	£ million	£ million	£ million

Cash (outflow)/inflow from operating activities	(24.9)	3.2	52.3
Cash inflow from investing activities	173.6	27.0	153.1
Cash outflow from financing activities	(133.8)	(40.6)	(201.2)

Increase/(decrease) in cash in the period	14.9	(10.4)	4.2

Registered number: 3768265	138

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

34      Condensed financial statements

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

For the purposes of Securities Act 1933, guarantees of securities are themselves securities. As a result, the Securities Act requires both the issuer of the debt and guarantor to be either registered or exempt from registration. However, Rule 3-10 of Regulation S-X has restated the general rule that all issuers or guarantors must include separate financial statements. Paragraph (e) of Rule 3-10 provides that a subsidiary guarantor need not include separate financial statements if no other subsidiary of the company guarantees the securities, the guarantee is full and unconditional, the parent company’s financial statements are filed for the required periods and a note to the parent company’s financial statements includes condensed consolidating financial information for the same periods.

Profit and loss account

	For the year ended December 31, 2004

	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

	£ million	£ million	£ million	£ million	£ million

Turnover	—	—	407.2	—	407.2
Net operating costs	—	—	(457.6)	—	(457.6)
Share of operating loss of joint venture	—	—	(6.9)	—	(6.9)
Profit on disposal of business	—	—	98.6	—	98.6

Profit on ordinary activities before interest and taxation	—	—	41.3	—	41.3
Other interest receivable and similar income	37.8	62.1	32.9	(99.9)	32.9
Income from current asset investments	—	—	0.2	—	0.2
Interest payable and similar charges	(34.3)	(62.1)	(57.1)	99.9	(53.6)

Profit on ordinary activities before taxation	3.5	—	17.3	—	20.8
Taxation on profit on ordinary activities	—	—	(1.9)	—	(1.9)

Net income for the financial period	3.5	—	15.4	—	18.9

US GAAP adjustments	—	—	(41.1)	—	(41.1)

US GAAP net income / (loss)	3.5	—	(25.7)	—	(22.2)

Registered number: 3768265	139

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

34	Condensed financial statements (continued)

Profit and loss account (continued)

	For the year ended December 31, 2003

	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

	£ million	£ million	£ million	£ million	£ million

Turnover	—	—	485.2	—	485.2
Net operating costs	—	—	(566.3)	—	(566.3)
Share of operating profit of joint venture	—	—	1.7	—	1.7
Profit on disposal of business	—	—	15.4	—	15.4

Loss on ordinary activities before interest and taxation	—	—	(64.0)	—	(64.0)
Other interest receivable and similar income	41.3	37.8	34.3	(79.1)	34.3
Interest payable and similar charges	(37.6)	(37.8)	(67.6)	79.1	(63.9)

Profit /(loss) on ordinary activities before taxation	3.7	—	(97.3)	—	(93.6)
Taxation on profit on ordinary activities	—	—	(0.9)	—	(0.9)

Net income / (loss) for the financial period	3.7	—	(98.2)	—	(94.5)

US GAAP adjustments	—	—	(8.9)	—	(8.9)

US GAAP net income / (loss)	3.7	—	(107.1)	—	(103.4)

	For the year ended December 31, 2002

	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

	£ million	£ million	£ million	£ million	£ million

Turnover	—	—	575.7	—	575.7
Net operating costs	—	—	(592.9)	—	(592.9)
Share of operating profit of joint venture	—	—	2.2	—	2.2
Profit on disposal of business	(0.2)	—	9.6	—	9.4

Loss on ordinary activities before interest and taxation	(0.2)	—	(5.4)	—	(5.6)
Other interest receivable and similar income	44.2	41.8	34.5	(86.0)	34.5
Interest payable and similar charges	(40.7)	(41.8)	(68.9)	86.0	(65.4)

Profit/(loss) on ordinary activities before taxation	3.3	—	(39.8)	—	(36.5)
Taxation on profit on ordinary activities	—	—	(6.5)	—	(6.5)

Net income / (loss) for the financial period	3.3	—	(46.3)	—	(43.0)

US GAAP adjustments	—	—	22.6	—	22.6

US GAAP net income / (loss)	3.3	—	(23.7)	—	(20.4)

Registered number: 3768265	140

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

34      Condensed financial statements (continued)

Balance sheet

	As at December 31, 2004

	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

	£ million	£ million	£ million	£ million	£ million

Fixed assets	328.6	326.8	414.6	(655.4)	414.6
Current assets	315.6	285.1	145.6	(603.7)	142.6
Creditors: amounts falling due within one year	(18.5)	—	(168.0)	30.9	(155.6)
Debtors: amounts falling due after more than one year	—	—	15.0	—	15.0
Creditors: amounts falling due after more than one year	(275.4)	(285.1)	(290.7)	572.8	(278.4)
Provisions for liabilities and charges including pension liability	—	—	(122.7)		(122.7)

Net assets/(liabilities)	350.3	326.8	(6.2)	(655.4)	15.5

Share capital and reserves
Share capital (including non-equity)	330.7	326.8	326.8	(653.6)	330.7
Reserves	19.6	—	(333.0)	(1.8)	(315.2)

	350.3	326.8	(6.2)	(655.4)	15.5

US GAAP adjustments	(0.9)	—	75.8	—	74.9

US GAAP net assets	349.4	326.8	69.6	(655.4)	90.4

	As at December 31, 2003 (restated)

	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

	£ million	£ million	£ million	£ million	£ million

Fixed assets	328.6	326.8	569.8	(655.4)	569.8
Current assets	342.3	312.9	161.0	(658.2)	158.0
Creditors: amounts falling due within one year	(15.2)	—	(180.0)	29.7	(165.5)
Debtors: amounts falling due after more than one year	—	—	17.2	—	17.2
Creditors: amounts falling due after more than one year	(302.1)	(312.9)	(454.1)	628.5	(440.6)
Provisions for liabilities and charges including pension liability	—	—	(120.7)	—	(120.7)

Net assets/(liabilities)	353.6	326.8	(6.8)	(655.4)	18.2

Share capital and reserves
Share capital (including non-equity)	330.6	326.8	326.8	(653.6)	330.6
Reserves	23.0	—	(333.6)	(1.8)	(312.4)

	353.6	326.8	(6.8)	(655.4)	18.2

US GAAP adjustments	(37.7)	—	123.8	—	86.1

US GAAP net assets	315.9	326.8	117.0	(655.4)	104.3

Registered number: 3768265	141

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

34      Condensed financial statements (continued)

Cash flow statement

	For the year ended December 31, 2004

	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

	£ million	£ million	£ million	£ million	£ million

Cash inflow from operating activities	—	—	11.2	—	11.2
Dividends from joint ventures	—	—	2.5	—	2.5
Returns on investments and servicing of finance	—	—	(38.4)	—	(38.4)
Taxation	—	—	(0.2)	—	(0.2)
Capital expenditure and financial investment	—	—	(13.3)	—	(13.3)
Acquisitions and disposals	—	—	186.9	—	186.9

Cash inflow before financing	—	—	148.7	—	148.7
Financing	—	—	(133.8)	—	(133.8)

Increase in cash in the period	—	—	14.9	—	14.9
US GAAP adjustments	—	—	—	—	—

US GAAP increase in cash in the period	—	—	14.9	—	14.9

	For the year ended December 31, 2003

	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

Cash inflow from operating activities	—	—	47.3	—	47.3
Dividends from joint ventures	—	—	3.0	—	3.0
Returns on investments and servicing of finance	—	—	(47.0)	—	(47.0)
Taxation	—	—	(0.1)	—	(0.1)
Capital expenditure and financial investment	—	—	(49.6)	—	(49.6)
Acquisitions and disposals	—	—	76.6	—	76.6

Cash inflow before financing	—	—	30.2	—	30.2
Financing	—	—	(40.6)	—	(40.6)

Decrease in cash in the period	—	—	(10.4)	—	(10.4)
US GAAP adjustments	—	—	—	—	—

US GAAP increase in cash in the period	—	—	(10.4)	—	(10.4)

Registered number: 3768265	142

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Notes to the consolidated financial statements (continued)

34      Condensed financial statements (continued)

Cash flow statement (continued)

	For the year ended December 31, 2002

	Avecia Group plc	Avecia Corporation Limited	Other subsidiaries	Consolidation adjustments	Total

Cash inflow from operating activities	0.2	—	107.6	—	107.8
Dividends from joint ventures	—	—	5.5	—	5.5
Returns on investments and servicing of finance	—	—	(56.9)	—	(56.9)
Taxation	—	—	(4.1)	—	(4.1)
Capital expenditure and financial investment	—	—	(43.1)	—	(43.1)
Acquisitions and disposals	(0.2)	—	196.4	—	196.2

Cash outflow before financing	—	—	205.4	—	205.4
Financing	—	—	(201.2)	—	(201.2)

Increase in cash in the period	—	—	4.2	—	4.2
US GAAP adjustments	—	—	—	—	—

US GAAP (decrease) in cash in the period	—	—	4.2	—	4.2

The other notes to these financial statements provide additional information relevant to this note.

Registered number: 3768265	143

Back to Contents

Avecia Group plc
20-F
Year ended December 31, 2004

Exhibit Index

Description
1.1	Memorandum of Association
1.2	Articles of Association
8	List of significant subsidiaries
11	Code of Ethics
12.1	Certification of Jeremy P. Scudamore, Chief Executive Officer of Avecia Group plc, pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.
12.2	Certification of Derrick A. Nicholson, Chief Financial Officer of Avecia Group plc, pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.
13	Certification pursuant to 18 U.S.C section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

Registered number: 3768265	144